   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 23, 1999


                                                      REGISTRATION NO. 333-68679
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------

                                Amendment No. 3

                                       to
                                    Form S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                      ------------------------------------
                           SEAGULL ENERGY CORPORATION
             (Exact name of Registrant as specified in its charter)

                        TEXAS                                                   74-1764876
   (State or other jurisdiction of incorporation or                (I.R.S. Employer Identification No.)
                    organization)

                           SEAGULL ENERGY CORPORATION
                            1001 FANNIN, SUITE 1700
                           HOUSTON, TEXAS 77002-6714
                                 (713) 951-4700
   (Address, including zip code, and telephone number, including area code of
                   Registrant's principal executive offices)

                              WILLIAM L. TRANSIER
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                           SEAGULL ENERGY CORPORATION
                            1001 FANNIN, SUITE 1700
                           HOUSTON, TEXAS 77002-6714
                                 (713) 951-4700
(Name, address, including zip code, and telephone number, including area code of agent for service)

                      ------------------------------------

                                   Copies to:

                 J. MARK METTS, ESQ.                                     MICHAEL E. DILLARD, P.C.
                VINSON & ELKINS L.L.P.                          AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.
               1001 FANNIN, SUITE 2300                               1700 PACIFIC AVENUE, SUITE 4100
              HOUSTON, TEXAS 77002-6760                                    DALLAS, TEXAS 75201
                    (713) 758-2222                                            (214) 969-2800

  Approximate date of commencement of proposed sale to public: As soon as practicable after the Registration Statement becomes effective.

  If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

  If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                      ------------------------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

[OCEAN ENERGY LOGO]                                        [SEAGULL ENERGY LOGO]


                    PROPOSED MERGER - YOUR VOTE IS IMPORTANT

     The Boards of Directors of Ocean Energy, Inc. and Seagull Energy Corporation have agreed to merge the two companies. This merger will create the seventh largest United States independent oil and gas company based on production and the tenth largest based on total proved reserves, in each case based upon 1997 information.

     OEI stockholders will receive one share of Seagull common stock in exchange for each share of OEI common stock that they own, which will represent 61.5% of the common stock of the combined company. Seagull shareholders will continue to own their existing shares of Seagull common stock after the merger, which will represent 38.5% of the common stock of the combined company.

     In connection with the merger, Seagull will be renamed "Ocean Energy, Inc." creating "New Ocean." The Seagull common stock trades on the New York Stock Exchange under the symbol "SGO."

     We cannot complete the merger unless the OEI stockholders and the Seagull shareholders vote to approve the merger. Additionally, the Seagull shareholders must also approve the election of directors to the New Ocean board of directors. We have scheduled special meetings for the OEI stockholders and the Seagull shareholders to vote on these matters.

     YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend your special meeting, please take the time to vote by completing and mailing the enclosed proxy card to us. If you date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote FOR the matters considered at your meeting. If you do not return your card, or do not instruct your broker how to vote any shares held for you in your broker's name, the effect will be a vote against the merger.

     The dates, times and places of the special meetings are as follows:

For OEI stockholders:


March 30, 1999



10:00 a.m., local time



JW Marriott Hotel


5150 Westheimer


Houston, Texas 77056


For Seagull shareholders:


March 30, 1999



10:00 a.m., local time



JW Marriott Hotel


5150 Westheimer


Houston, Texas 77056


     FOR A DISCUSSION OF CERTAIN SIGNIFICANT MATTERS THAT SHOULD BE CONSIDERED BEFORE VOTING ON THE MERGER, SEE "RISK FACTORS" BEGINNING ON PAGE 14.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORS HAS APPROVED THE MERGER, THE SEAGULL COMMON STOCK TO BE ISSUED IN THE MERGER OR THE FAIRNESS OR MERITS OF THE MERGER OR HAS DETERMINED WHETHER THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


     This document is dated February 23, 1999 and is first being mailed to Seagull shareholders and OEI stockholders on or about February 26, 1999.

                               OCEAN ENERGY, INC.
                           1201 LOUISIANA, SUITE 1400
                              HOUSTON, TEXAS 77002
                                 (713) 420-1000

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS


                          TO BE HELD ON MARCH 30, 1999


To the Stockholders of Ocean Energy, Inc.:


     NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders of Ocean Energy, Inc., a Delaware corporation ("OEI"), will be held at the JW Marriott Hotel, 5150 Westheimer, Houston, Texas 77056, on March 30, 1999 at 10:00 a.m., local time, for the following purposes:


     1. To consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated November 24, 1998, as amended, between Seagull Energy Corporation ("Seagull") and OEI pursuant to which OEI will be merged with and into Seagull; and

     2. To transact such other business incident to the conduct of the meeting as may properly come before the OEI special meeting or any adjournments or postponements thereof.


     Only stockholders of record at the close of business on February 22, 1999 are entitled to notice of and to vote at the OEI special meeting or at any adjournments or postponements thereof. Adoption of the merger agreement by OEI requires the affirmative vote of a majority of the outstanding shares of OEI common stock and OEI Series A preferred stock, voting as a single class, with each share of OEI common stock entitled to one vote and each share of OEI Series A preferred stock entitled to 67.91 votes per share. A list of stockholders will be available for examination at the offices of OEI in Houston, Texas during normal business hours by any holder of OEI common stock or OEI Series A preferred stock for any purpose relevant to the OEI special meeting for a period of 10 days prior to the OEI special meeting. Holders of OEI common stock are not entitled to dissenters' appraisal rights under the Delaware General Corporation Law in respect of the merger.


                                          By Order of the Board of Directors,

                                          Robert K. Reeves
                                          Executive Vice President,
                                          General Counsel and Secretary
Houston, Texas

February 23, 1999


                            ------------------------

     YOUR VOTE IS IMPORTANT. EVEN IF YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON, WE REQUEST THAT YOU SIGN AND RETURN THE ENCLOSED PROXY OR VOTING INSTRUCTION CARD AND THUS ENSURE THAT YOUR SHARES WILL BE REPRESENTED AT THE SPECIAL MEETING IF YOU ARE UNABLE TO ATTEND. IF YOU DO ATTEND THE SPECIAL MEETING AND WISH TO VOTE IN PERSON, YOU MAY WITHDRAW YOUR PROXY AND VOTE IN PERSON.

                           SEAGULL ENERGY CORPORATION
                            1001 FANNIN, SUITE 1700
                              HOUSTON, TEXAS 77002
                                 (713) 951-4700
                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS


                          TO BE HELD ON MARCH 30, 1999


To the Shareholders of Seagull Energy Corporation:


     NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders of Seagull Energy Corporation, a Texas corporation ("Seagull"), will be held at the JW Marriott Hotel, 5150 Westheimer, Houston, Texas 77056, on March 30, 1999 at 10:00 a.m., local time, for the following purposes:


     1. To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated November 24, 1998, as amended, between Seagull and Ocean Energy, Inc. ("OEI") pursuant to which OEI will be merged with and into Seagull;

     2. To consider and vote upon a proposal to elect, subject to consummation of the merger, fifteen individuals nominated by the Board of Directors of Seagull to serve on the Board of Directors of Seagull upon effectiveness of the merger, of which eight individuals are designated by OEI and seven individuals are designated by Seagull, as follows: (i) five persons to serve as Class I Directors with a term expiring at Seagull's 1999 Annual Meeting of Shareholders,
(ii) five persons to serve as Class II Directors with a term expiring at Seagull's 2000 Annual Meeting of Shareholders, and (iii) five persons to serve as Class III Directors with a term expiring at Seagull's 2001 Annual Meeting of Shareholders; and

     3. To transact such other business incident to the conduct of the meeting as may properly come before the Seagull special meeting or any adjournments or postponements thereof.

     The election of the 15 individuals nominated to be directors will not be effective if the merger is not completed. The merger will not occur unless Seagull's shareholders approve the merger agreement and elect the 15 individuals nominated to be directors of the combined company.


     Only shareholders of record at the close of business on February 22, 1999 are entitled to notice of and to vote at the Seagull special meeting or at any adjournments or postponements thereof. A list of such shareholders will be available for examination at the offices of Seagull in Houston, Texas during normal business hours by any holder of Seagull common stock for any purpose relevant to the Seagull special meeting for a period of 10 days prior to the Seagull special meeting. Holders of Seagull common stock are not entitled to dissenters' appraisal rights under the Texas Business Corporation Act in respect of the merger.


                                          By Order of the Board of Directors,

                                          Sylvia Sanchez
                                          Corporate Secretary
Houston, Texas

February 23, 1999


                            ------------------------

     YOUR VOTE IS IMPORTANT. EVEN IF YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON, WE REQUEST THAT YOU SIGN AND RETURN THE ENCLOSED PROXY OR VOTING INSTRUCTION CARD AND THUS ENSURE THAT YOUR SHARES WILL BE REPRESENTED AT THE SPECIAL MEETING IF YOU ARE UNABLE TO ATTEND. IF YOU DO ATTEND THE SPECIAL MEETING AND WISH TO VOTE IN PERSON, YOU MAY WITHDRAW YOUR PROXY AND VOTE IN PERSON.

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
QUESTIONS AND ANSWERS ABOUT THE
  MERGER..............................   Q-1
SUMMARY...............................     1
  The Companies.......................     1
  Reasons for the Merger..............     1
  Opinions of Financial Advisors......     2
  Risks Associated with the Merger....     2
  Our Recommendations to
     Stockholders.....................     2
  Board of Directors and Management of
     New Ocean Following the Merger...     2
  The Special Meetings................     2
  Record Date.........................     3
  Votes Required......................     3
  Voting Agreements...................     3
  Share Ownership of Management.......     3
  Accounting Treatment................     3
  Regulatory Approvals................     3
  Conditions to the Merger............     3
  Termination of the Merger
     Agreement........................     4
  Termination Fees....................     4
  Interests of Certain Persons in the
     Merger that Differ From Your
     Interests........................     4
  No Solicitation.....................     4
  Amendments to Seagull's Articles of
     Incorporation....................     4
  Material Differences in the Rights
     of Stockholders..................     4
  Market Price and Dividend
     Information......................     5
  Summary Selected Historical
     Consolidated Financial and
     Operating Data...................     6
  Summary Historical Oil and Gas
     Reserve Information..............    10
  Summary Unaudited Pro Forma Combined
     Financial and Operating Data.....    11
  Summary Pro Forma Oil and Gas
     Reserve Information..............    12
  Comparative Per Share Data..........    13
RISK FACTORS..........................    14
Risks Relating to the Merger..........    14
Risks Relating to the Business of New
  Ocean After the Merger..............    14
THE SPECIAL MEETINGS..................    20
  Times and Places....................    20
  Purpose of the Special Meetings.....    20
  Voting and Record Dates.............    20
  Proxies.............................    21

                                        PAGE
                                        ----
  Voting Agreements...................    21
NEW OCEAN -- THE COMBINED COMPANY.....    23
SELECTED HISTORICAL CONSOLIDATED
  FINANCIAL AND OPERATING DATA........    25
UNAUDITED PRO FORMA CONDENSED COMBINED
  FINANCIAL STATEMENTS OF NEW OCEAN...    29
NOTES TO UNAUDITED PRO FORMA CONDENSED
  COMBINED FINANCIAL STATEMENTS.......    32
THE MERGER............................    34
  Consideration.......................    34
  Amendments to Seagull's Articles of
     Incorporation....................    34
  Ownership of New Ocean Following the
     Merger...........................    34
  Background of the Merger............    34
  Reasons for the Merger - OEI........    38
  Reasons for the Merger - Seagull....    39
  Opinions of OEI's Financial
     Advisors.........................    41
     Opinion of Lehman Brothers.......    41
     Opinion of J.P. Morgan Securities
       Inc............................    47
  Opinions of Seagull's Financial
     Advisors.........................    51
     Opinion of Merrill Lynch.........    51
     Opinion of Warburg Dillon Read...    59
  Accounting Treatment................    66
  Board of Directors and Management of
     New Ocean Following the Merger...    66
  Governmental and Regulatory
     Approvals........................    67
  Interests of Certain Persons in the
     Merger...........................    68
  Appraisal Rights....................    70
CERTAIN TERMS OF THE MERGER
  AGREEMENT...........................    71
  Effective Time Of The Merger........    71
  Manner And Basis Of Converting
     Shares...........................    71
  Surrender And Exchange Of Stock
     Certificates.....................    71
  Representations And Warranties......    71
  Conduct Of Business Prior To The
     Merger...........................    72
  Limitation on Discussing or
     Negotiating Other Acquisition
     Proposals........................    72
  Certain Additional Agreements.......    72
  Conditions To The Merger............    73

                                        PAGE
                                        ----
  Termination Of The Merger
     Agreement........................    74
  Termination Fees and Expenses.......    75
MATERIAL U.S. FEDERAL INCOME TAX
  CONSEQUENCES OF THE MERGER..........    76
  Tax Consequences to OEI and
     Seagull..........................    77
  Tax Consequences to Holders of OEI
     Common Stock and OEI Series A
     Preferred Stock..................    77
COMPARISON OF STOCKHOLDER RIGHTS......    78
  Authorized Corporate Stock..........    78
  Number and Term of Directors........    78
  Removal of Directors................    78
  Special Meetings of Stockholders....    78
  Notice for Annual Meetings; Certain
     Proposals........................    78
  Charter Amendments..................    79
  Amendment to Bylaws.................    79
  State Takeover Laws Applicable to
     the Companies....................    79
  Inspection of Books and Records.....    79
  Vote Required for Mergers and
     Similar Fundamental Corporate
     Transactions.....................    80
  Vote Required for Sales of All or
     Substantially All of the
     Corporate Assets.................    80

                                        PAGE
                                        ----
  Rights Plan.........................    80
DESCRIPTION OF NEW OCEAN CAPITAL
  STOCK...............................    81
  New Ocean Preferred Stock...........    81
  New Ocean Series A Preferred
     Stock............................    81
ELECTION OF DIRECTORS.................    84
EXPERTS...............................    86
LEGAL MATTERS.........................    87
STOCKHOLDER PROPOSALS.................    87
WHERE YOU CAN FIND MORE INFORMATION...    88
CERTAIN OIL AND GAS TERMS.............   G-1
LIST OF ANNEXES
Annex A -- Agreement and Plan of Merger
Annex B -- Opinion of Lehman Brothers, Inc.
Annex C -- Opinion of J.P. Morgan Securities
           Inc.
Annex D -- Opinion of Merrill, Lynch & Co.
Annex E -- Opinion of Warburg Dillon Read
           LLC

                               ------------------

     This document incorporates important business and financial information about OEI and Seagull that is not included in or delivered with this document. Stockholders may obtain this information from the appropriate company without charge upon written or oral request to the following:

Ocean Energy, Inc.          Seagull Energy Corporation
1201 Louisiana, Suite 1400  1001 Fannin, Suite 1700
Houston, Texas 77002        Houston, Texas 77002
Attn: Investor Relations    Attn: Investor Relations
Tel: (713) 420-1000         Tel: (713) 951-4700


     If you would like to request documents from us, please do so by March 22, 1999 so that you may receive them before your special meeting. If you request any incorporated documents, we will mail them to you by first class mail or other equally prompt means as soon as practicable after we receive your request.

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:  HOW DO I VOTE?

A: After reading this document, please fill out and sign your proxy card. Then mail your signed proxy card in the enclosed return envelope as soon as possible so that your shares will be represented at your special meeting.

Q:  WHAT HAPPENS IF I DON'T RETURN A PROXY CARD?

A: The failure to return your proxy card will have the same effect as voting against the merger.

Q:  MAY I VOTE IN PERSON?

A: Yes. You may attend your special meeting and vote your shares in person, rather than signing and mailing your proxy card.

Q:  MAY I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD?

A: Yes. You may change your vote at any time before your proxy is voted at the special meeting by following the instructions on page 21. You then may either change your vote or attend a special meeting and vote in person.

Q: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE THEM FOR ME?

A: Your broker will not be able to vote your shares without instructions from you. You should instruct your broker to vote your shares, following the procedure provided by your broker.

Q:  SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: No. If you are an OEI common stockholder, after the merger we will send you written instructions to exchange your stock certificates for certificates representing New Ocean common stock. If you are a Seagull shareholder, you will keep your stock certificates.

Q:  AM I ENTITLED TO APPRAISAL RIGHTS?

A: No. OEI and Seagull stockholders will not have any appraisal rights in connection with the merger.

Q:  WHERE WILL MY SHARES TRADE AFTER THE MERGER?

A: We expect that the New Ocean common stock will trade on the New York Stock Exchange under the symbol "OEI."

Q:  IS THE MERGER TAXABLE?

A: No. OEI and Seagull each expect the merger to be tax free. We describe the material federal income tax consequences of the merger in more detail on page 76.
Q:  HOW WILL THE OEI SERIES A PREFERRED STOCK BE AFFECTED BY THE MERGER?

A: Each share of OEI Series A preferred stock will automatically be converted into one share of New Ocean preferred stock with equivalent terms. You will not need to exchange your current stock certificate. It will be treated as a certificate representing the same number of shares of New Ocean preferred stock after the merger.

Q:  WHO CAN HELP ANSWER MY QUESTIONS?

A: If you have more questions about the merger please call the Investor Relations department at OEI at (713) 420-1000 or Seagull at (713) 951-4700. In addition, stockholders of either company may contact Georgeson & Company Inc., our proxy solicitor, who may be called toll-free at 1-800-223-2064.

                                    SUMMARY

     This summary, together with the preceding Question and Answer section, highlights selected information from this document and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire document and the other available information referred to in "Where You Can Find More Information" (page 88). The merger agreement is included as Annex A to this document. It is the legal document that governs the merger. We have included page references parenthetically to direct you to a more complete description of the topics presented in this summary. For a definition of oil and gas terms used in this document, see "Certain Oil and Gas Terms" on page G-1.

                                 THE COMPANIES

OCEAN ENERGY, INC.
1201 Louisiana, Suite 1400
Houston, Texas 77002
(713) 420-1000

     OEI is an independent energy company engaged in the exploration, development, acquisition and production of oil and gas.

     OEI owns a diversified portfolio of domestic and international properties organized into three primary operating units:

     - Gulf of Mexico -- comprised of the continental shelf and deepwater areas of the Gulf of Mexico;

     - International -- comprised of the West African countries of Angola, Equatorial Guinea and Cote d'Ivoire, the Middle Eastern country of Yemen and the Asian Basin countries of Pakistan and Bangladesh; and

     - North America Onshore -- including areas in Western Canada and the Midcontinent and Rocky Mountain regions of the U.S.

     For the year ended December 31, 1998, OEI had a net loss of $407 million, or $4.04 per share. OEI generated earnings before interest, taxes, depreciation, depletion, amortization, non-recurring merger costs and non-cash impairments of $319.1 million for the year ended December 31, 1998. As of December 31, 1998, OEI had estimated proved reserves of approximately 134.3 million barrels of oil, which represented 46% of total proved reserves, and 945.8 billion cubic feet of natural gas, which represented 54% of total proved reserves, for a total of
291.9 million barrels of oil equivalent.

SEAGULL ENERGY CORPORATION
1001 Fannin, Suite 1700
Houston, Texas 77002
(713) 951-4700

     Seagull is an international oil and gas company engaged primarily in exploration and development activities in the United States, Egypt, Cote d'Ivoire, Indonesia and the Russian Republic of Tatarstan. Seagull also transports and distributes natural gas, liquid products and petrochemicals. Seagull's other operating segment, Alaska Transmission and Distribution, involves the operation as one unit, referred to as ENSTAR Alaska, of natural gas transmission and distribution systems which serve the greater Anchorage area.

     For the year ended December 31, 1998, Seagull had a net loss of $97 million, or $1.53 per share. Seagull generated earnings before interest, taxes, depreciation, depletion, amortization, exploration charges, noncash impairments and gains on sales of assets of $212.1 million for the year ended December 31, 1998. As of December 31, 1998, Seagull had estimated proved reserves of approximately 57.1 million barrels of oil, which represented 28% of total proved reserves, and 883.2 billion cubic feet of natural gas, which represented 72% of total proved reserves, for a total of 204.3 million barrels of oil equivalent.

                    REASONS FOR THE MERGER (SEE PAGES 38-41)

     The merger of OEI and Seagull will create one of the largest independent oil and gas companies in the United States. We believe that the merger will result in many benefits to the combined company, including the following:

     - cost savings of at least $45 million through the consolidation of duplicative offices, staff and expenses;

     -  New Ocean will be in a better position to make further acquisitions; and

     - based upon the cost savings described above, the merger will increase cash flow per share for OEI stockholders in 1999 and 2000 and for Seagull shareholders in 2000, and will be break-even for Seagull shareholders in 1999.

                         OPINIONS OF FINANCIAL ADVISORS
                               (SEE PAGES 41-66)

     In deciding to approve the merger, we considered opinions from our respective financial advisors as to the fairness to you of the exchange ratio from a financial point of view.

     OEI received separate written opinions from its financial advisors, Lehman Brothers Inc. and J.P. Morgan Securities Inc., to the effect that the exchange ratio in the merger is fair, from a financial point of view, to the OEI stockholders.

     Seagull received separate written opinions from its financial advisors, Merrill Lynch & Co. and Warburg Dillon Read LLC, to the effect that the exchange ratio is fair to the Seagull shareholders, from a financial point of view.

     The full texts of these opinions describe the basis and assumptions on which they were rendered and are attached hereto as Annexes B, C, D and E. You should read these opinions in their entirety.

                 RISKS ASSOCIATED WITH THE MERGER (SEE PAGE 14)

     You should be aware of and carefully consider the risks relating to the merger described under "Risk Factors". These risks include the possible difficulties in combining two companies that have previously operated independently.

                      OUR RECOMMENDATIONS TO STOCKHOLDERS
                             (SEE PAGES 38 AND 39)

TO OEI STOCKHOLDERS:

     The OEI Board believes that the merger is advisable and in your best interest and recommends that you vote for the proposal to adopt the merger agreement.

TO SEAGULL SHAREHOLDERS:

     The Seagull Board believes that the merger is advisable and in your best interest and recommends that you vote for the proposals to:

     -  approve the merger agreement; and
     -  elect the 15 director nominees.

 BOARD OF DIRECTORS AND MANAGEMENT OF NEW OCEAN FOLLOWING THE MERGER (SEE PAGE
                                      66)

     In connection with the merger, Seagull shareholders will be asked to elect 15 director nominees to serve on the New Ocean Board. Eight of the individuals were designated by OEI and currently serve on the OEI Board. Seven of the individuals were designated by Seagull and currently serve on the Seagull Board. After the merger, the management of New Ocean will include the following executive officers:

                                            POSITION WITH
          NAME           CURRENT POSITION     NEW OCEAN
          ----           ----------------   -------------
  James C. Flores        President and     Chairman of the
                         Chief Executive   Board
                         Officer of OEI

  James T. Hackett       Chairman of the   President and
                         Board, President  Chief Executive
                         and Chief         Officer
                         Executive
                         Officer of
                         Seagull

  James L. Dunlap        Vice Chairman of  Vice Chairman
                         OEI

  William L. Transier    Executive Vice    Executive Vice
                         President and     President and
                         Chief Financial   Chief Financial
                         Officer of        Officer
                         Seagull

  Robert K. Reeves       Executive Vice    Executive Vice
                         President,        President and
                         General Counsel   General Counsel
                         and Secretary of
                         OEI

                       THE SPECIAL MEETINGS (SEE PAGE 20)

     OEI. At the OEI special meeting, holders of OEI common stock and OEI Series A preferred stock will be asked to adopt the merger agreement.

     SEAGULL. At the Seagull special meeting, holders of Seagull common stock will be asked to:

     -  approve the merger agreement; and

     - subject to the completion of the merger, elect the 15 director nominees to serve on the New Ocean Board after the merger.

     The election of the 15 director nominees will not be effective unless we complete the merger, and the merger will not be completed unless all of the director nominees are elected.

                           RECORD DATE (SEE PAGE 20)


     OEI. You can vote at the meeting of OEI stockholders if you owned OEI common stock or OEI Series A preferred stock at the close of business on February 22, 1999.



     SEAGULL. You can vote at the meeting of Seagull shareholders if you owned Seagull common stock at the close of business on February 22, 1999.


                          VOTES REQUIRED (SEE PAGE 20)


     OEI. Adoption of the merger agreement by OEI requires the affirmative vote of a majority of the outstanding shares of OEI common stock and OEI Series A preferred stock. The OEI common stock and OEI Series A preferred stock vote together as a single class. Each share of OEI common stock will be entitled to one vote and each share of OEI Series A preferred stock will be entitled to
67.91 votes per share.


     SEAGULL. Approval of the merger agreement by Seagull requires the affirmative vote of two-thirds of the outstanding shares of Seagull common stock. The 15 individuals receiving the most votes for director will be elected to the New Ocean Board. Each share of Seagull common stock will be entitled to one vote.

                        VOTING AGREEMENTS (SEE PAGE 21)


     In connection with the signing of the merger agreement, several directors, executive officers and stockholders of OEI and Seagull entered into voting agreements to vote all of their shares of common stock in favor of the merger agreement and against competing business transactions. The total number of shares of OEI common stock subject to these voting agreements represents approximately 10.9% of the outstanding shares of OEI common stock and the total number of shares of Seagull common stock subject to these voting agreements represents approximately 9.7% of the outstanding shares of Seagull common stock.


                         SHARE OWNERSHIP OF MANAGEMENT


     OEI. As of the record date for the OEI special meeting, the directors and executive officers of OEI owned approximately 11.6% of the shares entitled to vote at the OEI special meeting. Each of them has advised OEI that he plans to vote all such shares in favor of adoption of the merger agreement.



     Seagull. As of the record date for the Seagull special meeting, the directors and executive officers of Seagull owned approximately 1.8% of the shares entitled to vote at the Seagull special meeting. Each of them has advised Seagull that he plans to vote all such shares in favor of approval of the merger agreement and the election of directors.


                       ACCOUNTING TREATMENT (SEE PAGE 66)

     The merger will be accounted for by New Ocean under the "purchase" method of accounting. Because OEI stockholders will own a majority of the New Ocean common stock, the merger will be treated for accounting purposes as an acquisition by OEI of Seagull in a purchase business combination.

                       REGULATORY APPROVALS (SEE PAGE 67)

     The merger requires the approval of the Alaska Public Utilities Commission, which regulates Seagull's gas utility company in Anchorage, Alaska.

                     CONDITIONS TO THE MERGER (SEE PAGE 73)

     We will complete the merger only if the conditions to the merger are satisfied or in some cases waived, including the following:

     - the adoption and approval of the merger agreement by the OEI stockholders and the Seagull shareholders;

     -  the election of the 15 director nominees;

     -  the absence of any law or court order that prohibits the merger; and

     -  the receipt of necessary approvals from government authorities.

     Either of us may choose to complete the merger even though a condition has not been satisfied if the law allows us to do so.

                      TERMINATION OF THE MERGER AGREEMENT
                                 (SEE PAGE 74)

     We can agree to terminate the merger agreement at any time, even after stockholder approval. In addition, either of us can terminate the merger agreement in various circumstances, including the following:

     - if the merger has not been completed by April 14, 1999, provided that either of us may extend that date until August 30, 1999 if the delay is because the approval of the Alaska Public Utilities Commission has not been received;

     - if the stockholders of either company fail to approve the proposals described in this document; and

     - if either of our Boards determines that the Board's fiduciary duties require termination.

          The merger agreement can be terminated in other circumstances which are described on page 74.

                         TERMINATION FEES (SEE PAGE 75)

     If the merger agreement is terminated by either party in specific circumstances involving a business transaction with a third party, the party entering into the other business transaction will be required to pay the other party to the merger agreement a termination fee of $30 million and the expenses of such other party up to $2.5 million.

INTERESTS OF CERTAIN PERSONS IN THE MERGER THAT DIFFER FROM YOUR INTERESTS (SEE
                                    PAGE 68)

     Some of our directors and officers have interests in the merger that differ from, or are in addition to, your interests as stockholders of our companies. These interests include:

     - the designation of members of the OEI Board and the Seagull Board to be elected to the Board of Directors of New Ocean;

     - stock options and restricted stock that will vest or become nonforfeitable upon completion of the merger;

     - several directors and officers of OEI and Seagull have entered into amendments to their employment agreements that will become effective upon completion of the merger; and

     - several officers of OEI and Seagull have entered into severance arrangements with OEI and Seagull, respectively, providing for benefits to such officers in the event of termination of employment under specific circumstances after the merger.

                         NO SOLICITATION (SEE PAGE 72)

     We have each agreed not to initiate or engage in any discussions with another party regarding a business combination while the merger is pending.

        AMENDMENTS TO SEAGULL'S ARTICLES OF INCORPORATION (SEE PAGE 34)

     If the merger is completed, Seagull's Articles of Incorporation will automatically be amended to:

     - increase the number of authorized shares of Seagull common stock from 100,000,000 to 450,000,000;

     - increase the number of authorized shares of Seagull preferred stock from 5,000,000 to 50,000,000;

     -  change the name of Seagull to "Ocean Energy, Inc."; and

     - expand the purpose clause to allow Seagull to engage in any lawful business under Texas law.

                     MATERIAL DIFFERENCES IN THE RIGHTS OF
                           STOCKHOLDERS (SEE PAGE 78)

     Seagull is a Texas corporation and OEI is a Delaware corporation. Upon completion of the merger, your rights as shareholders of New Ocean will be governed by Seagull's charter and bylaws, and Texas law. You should consider the fact that Seagull's charter and bylaws and Texas law differ in some material respects from OEI's charter and bylaws and Delaware law.

                     MARKET PRICE AND DIVIDEND INFORMATION

  Comparative per Share Market Price Information


     OEI's and Seagull's common stock are each listed on the New York Stock Exchange. On November 24, 1998, the last full trading day prior to public announcement of the merger, OEI's common stock closed at $10.25 per share and Seagull's common stock closed at $10.81 per share. On February 22, 1999, OEI's common stock closed at $4.56 per share and Seagull's common stock closed at $4.69 per share. We urge you to obtain current market quotations before making any decision with respect to the merger.


  Historical Market Prices of OEI and Seagull

     The OEI common stock is traded on the New York Stock Exchange under the symbol "OEI." The Seagull common stock is traded on the NYSE under the symbol "SGO." The following table sets forth the high and low trading prices per share of the OEI common stock and the Seagull common stock on the NYSE. The prices of the OEI common stock have been adjusted for a 2.34-for-one stock split of OEI common stock which occurred in connection with the merger of OEI and United Meridian Corporation on March 27, 1998.


                                                                   OEI             SEAGULL
                                                              COMMON STOCK      COMMON STOCK
                                                             ---------------   ---------------
                                                              HIGH     LOW      HIGH     LOW
                                                             ------   ------   ------   ------
1997
First Quarter..............................................  $23.93   $16.24   $24.13   $17.88
Second Quarter.............................................   22.70    16.61    19.25    15.75
Third Quarter..............................................   29.97    17.63    25.88    17.75
Fourth Quarter.............................................   30.16    19.77    27.63    19.06

1998
First Quarter..............................................  $24.57   $16.24   $20.94   $15.44
Second Quarter.............................................   25.88    15.94    19.44    13.94
Third Quarter..............................................   20.44     7.88    17.69     7.63
Fourth Quarter.............................................   14.06     5.06    12.44     5.69

1999
First Quarter (through February 22)........................  $ 7.69   $ 4.43   $ 7.63   $ 4.62


     There is currently no public trading market for the shares of OEI Series A preferred stock. OEI and Seagull do not expect that a public trading market for the shares of New Ocean preferred stock will develop after the merger.

  No History of Dividends and No Dividends Expected in the Foreseeable Future

     Neither OEI nor Seagull is currently paying dividends on its common stock. After the merger, New Ocean expects that it will retain all available earnings generated by its operations for the development and growth of the business. Therefore, New Ocean does not anticipate paying cash dividends on its common stock in the foreseeable future.

     New Ocean will be obligated to pay dividends on the New Ocean preferred stock issued to the OEI Series A preferred stockholders in the merger subject to its terms. The debt instruments of both OEI and Seagull and the terms of the OEI Series A preferred stock limit their ability to pay dividends on their common stock.

     SUMMARY SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

     We are providing the following financial information to aid you in your analysis of the financial aspects of the merger. This information is only a summary and you should read it in conjunction with the historical financial statements of OEI and Seagull incorporated by reference in this document.

     The historical financial information for OEI and Seagull reflects the following items which you should consider in making period-to-period comparisons:

     - In 1998, OEI recognized merger costs associated with the March 1998 merger between OEI and United Meridian Corporation.

     - In 1996, Seagull recognized merger costs associated with the October 1996 merger between Seagull and Global Natural Resources, Inc.

     - EBITDAX, or earnings before interest, taxes, depreciation, depletion, amortization, non-recurring merger costs, non-cash impairments, exploration expense for Seagull only and gain/loss on sale of assets for Seagull only is presented because it is a widely accepted financial indicator of OEI's and Seagull's ability to service and incur debt. EBITDAX is not intended to represent cash flow in accordance with generally accepted accounting principles and does not represent the measure of cash flow available for distribution.

     - For all periods presented, production and operating costs per BOE exclude production and ad valorem taxes.

                               OCEAN ENERGY, INC.

                                                                 YEAR ENDED DECEMBER 31,
                                                           ------------------------------------
                                                              1996         1997         1998
                                                           ----------   ----------   ----------
                                                              (DOLLARS IN THOUSANDS, EXCEPT
                                                                    PER UNIT AMOUNTS)
REVENUE AND EXPENSE DATA:
Revenues................................................   $  395,834   $  552,194   $  523,259
Production costs........................................       98,396      124,394      162,874
General and administrative..............................       27,366       30,218       41,411
Depreciation, depletion and amortization................      147,643      248,423      293,905
Impairment of oil and gas properties....................           --           --      539,915
Interest expense........................................       40,765       49,134       62,852
Merger costs............................................           --           --       39,000
Income (loss) before taxes and extraordinary item.......       81,215      103,212     (616,578)
Income tax provision (benefit)..........................       26,215       40,992     (209,699)
Net income (loss) before extraordinary item.............       55,000       62,220     (406,879)
Extraordinary item......................................           --      (19,301)          --
Net income (loss).......................................       55,000       42,919     (406,879)
Earnings (loss) per common share before extraordinary
  item:
  Basic.................................................   $     0.65   $     0.67   $    (4.04)
  Diluted...............................................         0.62         0.64        (4.04)
Earnings (loss) per common share:
  Basic.................................................   $     0.65   $     0.46   $    (4.04)
  Diluted...............................................         0.62         0.44        (4.04)
Table continued on following page

                                                                 YEAR ENDED DECEMBER 31,
                                                           ------------------------------------
                                                              1996         1997         1998
                                                           ----------   ----------   ----------
                                                              (DOLLARS IN THOUSANDS, EXCEPT
                                                                    PER UNIT AMOUNTS)
BALANCE SHEET DATA (AT END OF PERIOD):
Oil and gas assets, net.................................   $  831,225   $1,423,837   $1,581,639
Total assets............................................    1,121,241    1,642,995    2,006,960
Long-term debt..........................................      440,974      672,298    1,371,890
Stockholders' equity....................................      493,072      725,337      376,943

OTHER FINANCIAL DATA:
EBITDAX.................................................   $  269,623   $  400,769   $  319,094
Net cash provided by operating activities...............      209,313      339,675      232,200
Net cash used in investing activities...................     (428,007)    (803,679)    (970,665)
Net cash provided by financing activities...............      265,597      414,992      737,482
Capital expenditures including acquisitions.............      441,709      834,358      948,125

OPERATING DATA:
Sales Volumes:
  Oil (MBbls)...........................................       11,543       18,078       22,728
  Gas (MMcf)............................................       74,165       93,723      117,305
  MBOE..................................................       23,904       33,699       42,279
  BOEPD.................................................       65,311       92,326      115,833
Average Prices (excluding hedging activities):
  Oil (per Bbl).........................................   $    21.42   $    18.54   $    12.13
  Gas (per Mcf).........................................         2.30         2.30         1.89
  Per BOE...............................................        17.47        16.34        11.77
  Production and operating costs (per BOE)..............         3.26         3.02         3.35

                           SEAGULL ENERGY CORPORATION

                                                                   YEAR ENDED DECEMBER 31,
                                                             ------------------------------------
                                                                1996         1997         1998
                                                             ----------   ----------   ----------
                                                                (DOLLARS IN THOUSANDS, EXCEPT
                                                                      PER UNIT AMOUNTS)
REVENUE AND EXPENSE DATA:
Revenues:
  Oil and gas operations...................................  $  419,595   $  453,648   $  332,579
  Alaska transmission and distribution.....................      97,616       95,719       93,592
                                                             ----------   ----------   ----------
                                                                517,211      549,367      426,171
Operating costs............................................     189,894      209,146      199,524
Exploration, including dry holes and impairments...........      50,772       42,085       59,787
General and administrative.................................      17,433       16,144       17,868
Depreciation, depletion and
  amortization.............................................     155,669      171,516      169,369
Impairment of long-lived assets............................          --           --       77,827
Interest expense...........................................      44,842       38,533       39,184
Merger costs...............................................       9,982           --           --
Interest and other (income) expense........................      (6,237)     (14,257)      (3,467)
Income (loss) before taxes and extraordinary item..........      54,856       86,200     (133,921)
Income tax provision (benefit).............................      25,895       37,070      (38,256)
Net income (loss) before extraordinary item................      28,961       49,130      (95,665)
Extraordinary item.........................................          --           --       (1,031)
Net income (loss)..........................................      28,961       49,130      (96,696)
Earnings (loss) per common share before extraordinary item:
  Basic....................................................  $     0.46   $     0.78   $    (1.51)
  Diluted..................................................        0.46         0.77        (1.51)
Earnings (loss) per common share:
  Basic....................................................  $     0.46   $     0.78   $    (1.53)
  Diluted..................................................        0.46         0.77        (1.53)
BALANCE SHEET DATA (AT END OF PERIOD):
Property, plant and equipment, net.........................  $1,244,641   $1,144,834   $1,210,327
Total assets...............................................   1,515,063    1,411,066    1,416,090
Long-term debt.............................................     573,455      469,017      582,675
Shareholders' equity.......................................     597,730      647,204      555,091

Table continued on following page

                                                                   YEAR ENDED DECEMBER 31,
                                                             ------------------------------------
                                                                1996         1997         1998
                                                             ----------   ----------   ----------
                                                                (DOLLARS IN THOUSANDS, EXCEPT
                                                                      PER UNIT AMOUNTS)
OTHER FINANCIAL DATA:
EBITDAX....................................................  $  313,513   $  326,010   $  212,119
Net cash provided by operating
  activities...............................................     258,439      262,749      148,718
Net cash used in investing activities......................    (307,325)    (106,779)    (326,987)
Net cash provided by (used in) financing activities........      42,334     (125,572)     158,349
Capital expenditures, including acquisitions...............     317,882      293,273      404,573
OPERATING DATA:
Sales Volumes:
  Oil (MBbls)..............................................       4,906        7,560        7,764
  Gas (MMcf)...............................................     143,315      130,315      110,296
  MBOE.....................................................      28,792       29,279       26,147
  BOEPD....................................................      78,667       80,216       71,636
Average Prices (excluding hedging activities):
  Oil (per Bbl)............................................  $    18.52   $    17.34   $    10.93
  Gas (per Mcf)............................................        2.14         2.36         2.05
  Per BOE..................................................       13.82        15.00        11.87
Production costs (per BOE).................................        3.55         3.95         4.22

               SUMMARY HISTORICAL OIL AND GAS RESERVE INFORMATION

     The following tables set forth summary information with respect to OEI's and Seagull's proved oil and gas reserves as of December 31, 1998.


                                                                                        BARREL OF OIL
                                                              CRUDE OIL   NATURAL GAS    EQUIVALENTS
                                                               (MBBLS)      (MMCF)         (MBOE)
                                                              ---------   -----------   -------------
NET PROVED RESERVES
OEI:
  Developed.................................................    80,954      631,814        186,256
  Undeveloped...............................................    53,367      313,952        105,693
                                                               -------      -------        -------
     Total..................................................   134,321      945,766        291,949
                                                               =======      =======        =======
Seagull:
  Developed.................................................    39,045      743,315        162,931
  Undeveloped...............................................    18,038      139,926         41,359
                                                               -------      -------        -------
     Total..................................................    57,083      883,241        204,290
                                                               =======      =======        =======


RESERVE VALUATION INFORMATION

     The Standardized Measure of Discounted Future Net Cash Flows represents the Present Value of Future Net Revenues after income taxes discounted at 10%.

                                                                          (IN THOUSANDS)
OEI:
  Estimated Future Net Revenues (Before Income Taxes).......                $1,353,000
  Present Value of Future Net Revenues (Before Income Taxes,
     Discounted at 10%).....................................                   917,000
  Standardized Measure of Discounted Future Net Cash
     Flows..................................................                   904,000

Seagull:
  Estimated Future Net Revenues (Before Income Taxes).......                $1,319,000
  Present Value of Future Net Revenues (Before Income Taxes,
     Discounted at 10%).....................................                   776,000
  Standardized Measure of Discounted Future Net Cash
     Flows..................................................                   694,000

       SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL AND OPERATING DATA

     The following table sets forth summary unaudited pro forma combined financial and operating data which are presented to give effect to the merger. The information was prepared based on the following assumptions:

     - New Ocean's operations utilize the full cost method of accounting for oil and gas activities.

     - The merger will be accounted for as a purchase business combination in accordance with generally accepted accounting principles.

     - The expected cost savings through the consolidation of the corporate headquarters of the two companies and the elimination of duplicate staff and expenses, which are estimated to be at least $45 million, are excluded from the data.

     The following items should be considered when making period-to-period comparisons:

     - In 1998, OEI recognized merger costs associated with the March 1998 merger between OEI and United Meridian Corporation.

     The unaudited pro forma combined financial data are not necessarily indicative of the results of operations or the financial position that would have occurred had the merger been consummated at January 1, 1998, nor are they necessarily indicative of future results of operations or financial position. The unaudited pro forma combined financial data should be read together with the historical consolidated financial statements of OEI and Seagull incorporated by reference in this document and the unaudited pro forma condensed combined financial statements contained elsewhere herein.

                                                                 YEAR ENDED
                                                              DECEMBER 31, 1998
                                                              -----------------
                                                                 (DOLLARS IN
                                                              THOUSANDS, EXCEPT
                                                              PER UNIT AMOUNTS)
REVENUE AND EXPENSE DATA:
Revenues....................................................     $  958,101
Operating costs.............................................        360,585
General and administrative..................................         59,279
Depreciation, depletion and amortization....................        436,274
Impairment of long-lived assets.............................        544,113
Interest expense............................................        103,727
Merger costs................................................         39,000
Interest and other income...................................         (3,833)
                                                                 ----------
Loss before income taxes and extraordinary item.............       (581,044)
Income tax benefit..........................................       (200,738)
                                                                 ----------
Net loss before extraordinary item..........................     $ (380,306)
                                                                 ==========
Loss per common share before extraordinary item:
  Basic.....................................................     $    (2.32)
  Diluted...................................................          (2.32)
BALANCE SHEET DATA (AT DECEMBER 31, 1998):
Property, plant and equipment, net..........................     $2,842,450
Total assets................................................      3,465,539
Long-term debt..............................................      1,930,721
Shareholders' equity........................................        962,470

Table continued on following page

                                                                  YEAR ENDED
                                                               DECEMBER 31, 1998
                                                               -----------------
                                                                  (DOLLARS IN
                                                               THOUSANDS, EXCEPT
                                                               PER UNIT AMOUNTS)
OTHER FINANCIAL DATA:
EBITDAX.....................................................      $  541,943
Capital expenditures, including acquisitions................       1,352,698
OPERATING DATA:
Sales Volumes:
  Oil (MBbls)...............................................          30,492
  Gas (MMcf)................................................         227,601
  MBOE......................................................          68,426
  BOEPD.....................................................         187,468
Average Prices (excluding hedging activities):
  Oil (per Bbl).............................................      $    11.83
  Gas (per Mcf).............................................            1.97
  Per BOE...................................................           11.81
Production costs (per BOE)..................................            3.97

               SUMMARY PRO FORMA OIL AND GAS RESERVE INFORMATION

     The following table sets forth pro forma summary information with respect to OEI's and Seagull's combined proved oil and gas reserves as of December 31, 1998.


                                                                                        BARREL OF OIL
                                                            CRUDE OIL    NATURAL GAS     EQUIVALENTS
                                                             (MBBLS)       (MMCF)          (MBOE)
                                                            ---------    -----------    -------------
NET PROVED RESERVES
Developed...............................................     119,999      1,375,129        349,187
Undeveloped.............................................      71,405        453,878        147,052
                                                             -------      ---------        -------
  Total.................................................     191,404      1,829,007        496,239
                                                             =======      =========        =======

                           COMPARATIVE PER SHARE DATA

     The following table sets forth certain historical and pro forma combined per share data of OEI and Seagull. The pro forma comparative per share data, which is derived from the unaudited pro forma combined condensed financial statements and notes thereto beginning on page 29 of this document, does not purport to represent what the financial position or results of operations of OEI, Seagull or the combined company would actually have been had the merger occurred at January 1, 1998 or to project OEI's, Seagull's or the combined company's results of operations for any future period or date. The data set forth below should be read together with the pro forma financial statements and the separate historical financial statements and notes thereto of OEI and Seagull, which are included elsewhere in, or incorporated by reference into, this document.

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                                  1998
                                                              ------------
Historical -- OEI
  Loss Per Share Before Extraordinary Item:
     Basic..................................................     $(4.04)
     Diluted................................................      (4.04)
  Loss Per Share:
     Basic..................................................      (4.04)
     Diluted................................................      (4.04)
  Book Value Per Share......................................       3.70
Historical -- Seagull
  Loss Per Share Before Extraordinary Item:
     Basic..................................................     $(1.51)
     Diluted................................................      (1.51)
  Loss Per Share:
     Basic..................................................      (1.53)
     Diluted................................................      (1.53)
  Book Value Per Share......................................       8.68
Pro Forma Combined -- New Ocean
  Loss Per Share Before Extraordinary Item:
     Basic..................................................     $(2.32)
     Diluted................................................      (2.32)
  Loss Per Share:
     Basic..................................................      (2.33)
     Diluted................................................      (2.33)
  Book Value Per Share......................................       5.81

                                  RISK FACTORS

     In deciding whether to approve the merger, you should consider the following risks related to the merger and to your investment in the combined company following the merger. You should consider carefully these risks along with the other information in this document and the documents to which we have referred you. See "Where You Can Find More Information" on page 88.

RISKS RELATING TO THE MERGER

WE MAY NOT REALIZE THE BENEFITS OF INTEGRATING OUR COMPANIES

     To be successful after the merger, we will need to combine and integrate the operations of our separate companies into one company. Because of the size and complexity of each of our companies, this will be a difficult process. It will require substantial management attention and could detract attention away from the day-to-day business of the combined company. We could encounter difficulties in the integration process, such as the loss of key employees, customers or suppliers.

     If we cannot integrate our businesses successfully, we may fail to realize the benefits we expect to realize from the merger, including any expected cost savings.

OEI STOCKHOLDERS WILL RECEIVE A FIXED NUMBER OF SEAGULL SHARES, NOT A FIXED
VALUE

     Each share of OEI common stock will be converted in the merger into one share of New Ocean common stock. There will be no adjustment to the exchange ratio based on the value of those shares. Also, the market price of each company's stock at the effective time may be different than the market price when you vote on the merger.


NEW OCEAN WILL HAVE HIGHER DEBT LEVELS THAN SEAGULL, WHICH WILL RESULT IN A DOWNGRADE OF NEW OCEAN'S CREDIT AND UNSECURED DEBT RATING


     Seagull's shareholders should consider that New Ocean will have higher levels of debt and interest expense than Seagull on a stand-alone basis. The following table compares debt, leverage and interest coverage statistics for Seagull and for New Ocean on a pro forma basis, based on December 31, 1998 information:

                                                 SEAGULL           NEW OCEAN
                                                 -------           ---------
Total debt...................................  $590 million      $1,939 million
Debt/capitalization ratio....................  52%               67%
Ratio of EBITDAX to interest expense.........  5.4               5.2

     The increase in total indebtedness and leverage of the combined company after the merger may have a negative impact on New Ocean's ability to realize the expected benefits of the merger, including a possible downgrade in the credit rating of the combined company. Standard & Poor's has announced that, because of the higher leverage of the combined company and the current uncertain commodity price environment, it will reduce Seagull's corporate credit and senior unsecured debt ratings from "BBB-" to "BB+," upon completion of the merger.

     The increased debt level will also require the use of a substantial portion of New Ocean's operating cash flow to pay interest and principal on New Ocean's debt instead of for other corporate purposes.

RISKS RELATING TO THE BUSINESS OF NEW OCEAN AFTER THE MERGER


IF OIL AND GAS PRICES DECREASE FURTHER, NEW OCEAN MAY NOT BE ABLE TO MEET CAPITAL EXPENDITURE OBLIGATIONS


     New Ocean's success will depend on the market prices of oil and gas. These market prices tend to fluctuate significantly and have declined substantially in recent months. Oil prices in particular have reached multi-year lows in some markets in recent months and gas prices for the current winter season have been lower than in recent winters. Because of these lower prices, both Seagull and OEI incurred substantial net losses in 1998.

     Low oil and gas prices not only reduce revenues and profits, but also reduce the quantities of reserves that are commercially recoverable and may result in charges to earnings for impairment of the value of these assets. See "-- Recent Writedowns in Carrying Values of Oil and Gas Properties by OEI and Seagull." If the current oil and gas pricing conditions worsen, New Ocean may not be able to generate enough cash flow from operations to meet its obligations and make planned capital expenditures.

NEW OCEAN MAY NOT BE ABLE TO MEET ITS CAPITAL REQUIREMENTS

     After the merger, New Ocean will have to make a substantial amount of capital expenditures for the acquisition, exploration and development of oil and gas reserves. Historically, our companies have paid for these expenditures with cash from operating activities, proceeds from debt and equity financings and asset sales.

     New Ocean's revenues or cash flows could be reduced because of lower oil and gas prices or for some other reason. If New Ocean's revenues or cash flows decrease, we may not have the funds available to replace our reserves or to maintain production at current levels. If this occurs, it would reduce production over time. Other sources of financing may not be available if New Ocean's cash flows from operations are not sufficient to fund its capital expenditure requirements.

     Where New Ocean is not the majority owner or operator of an oil and gas project, it may have no control over the timing or amount of capital expenditures associated with the particular project. If New Ocean cannot fund its capital expenditures, its interests in some projects may be reduced or forfeited.


IF OIL AND GAS PRICES DECREASE FURTHER, NEW OCEAN MAY BE REQUIRED TO TAKE ADDITIONAL WRITEDOWNS


     OEI and Seagull periodically review the carrying value of their oil and gas properties under applicable accounting rules. These rules require a writedown of the carrying value of oil and gas prices if the carrying value exceeds the applicable estimated future net revenues.

     The estimated future net revenues depend on current and expected commodity prices and reserve estimates. As a result of the sharp decline in world-wide oil prices experienced during 1998, at June 30, 1998, OEI recognized a non-cash impairment in the amount of $218.4 million pre-tax, or $135.4 million on an after-tax basis. Additionally, at December 31, 1998, OEI recognized an additional non-cash impairment in the amount of $321.5 million pre-tax, or $199.3 million on an after-tax basis. At September 30, 1998, Seagull recognized a non-cash impairment in the amount of $78 million pre-tax, or $61 million on an after-tax basis, including $4 million pre-tax relating to its pipeline assets.

     Since the end of 1998, oil and gas prices have continued to fall. If the current pricing environment continues or further deteriorates, New Ocean could be required to take an additional non-cash charge to earnings related to the carrying value of its oil and gas properties. Whether New Ocean will be required to take such a charge will depend on the prices for oil and gas at the end of any quarter and the effect of reserve additions or revisions and capital expenditures during such quarter.


OUR OIL AND GAS RESERVE INFORMATION IS ESTIMATED


     The proved oil and gas reserve information for Seagull and OEI incorporated by reference in this document represents only estimates. These estimates are based primarily on reports prepared by independent petroleum engineers as of December 31, 1998. The estimates were calculated using oil and gas prices as of December 31, 1998, which could change.

     Petroleum engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact manner. Estimates of economically recoverable oil and gas reserves and of future net cash flows necessarily depend upon a number of variable factors and assumptions, including the following:

     - historical production from the area compared with production from other producing areas;

     - the assumed effects of regulations by governmental agencies;

     - assumptions concerning future oil and gas prices; and

     - assumptions concerning future operating costs, severance and excise taxes, development costs and workover and remedial costs.

     Because all reserve estimates are to some degree subjective, each of the following items may differ materially from those assumed in estimating reserves:

     - the quantities of oil and gas that are ultimately recovered;

     - the production and operating costs incurred;

     - the amount and timing of future development expenditures; and

     - future oil and gas sales prices.

     Furthermore, different reserve engineers may make different estimates of reserves and cash flows based on the same available data. New Ocean's actual production, revenues and expenditures with respect to reserves will likely be different from estimates and the differences may be material.

     The discounted future net cash flows incorporated by reference in this document should not be considered as the current market value of the estimated oil and gas reserves attributable to OEI's or Seagull's properties. As required by the SEC, the estimated discounted future net cash flows from proved reserves are generally based on prices and costs as of the date of the estimate, while actual future prices and costs may be materially higher or lower. Actual future net cash flows also will be affected by factors such as:

     - the amount and timing of actual production;

     - supply and demand for oil and gas;

     - increases or decreases in consumption; and

     - changes in governmental regulations or taxation.

     In addition, the 10% discount factor, which is required by the SEC to be used to calculate discounted future net cash flows for reporting purposes, is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with OEI, Seagull or the oil and gas industry in general.

NEW OCEAN WILL OPERATE IN FOREIGN COUNTRIES AND WILL BE SUBJECT TO POLITICAL, ECONOMIC AND OTHER UNCERTAINTIES

     New Ocean will conduct significant operations in foreign countries, including Angola, Equatorial Guinea and Cote d'Ivoire in Western Africa and in Yemen, Egypt, Pakistan, Indonesia, Bangladesh and the Russian Republic of Tatarstan. The combined company may also operate in other countries in the future. Operations in foreign countries, particularly in the oil and gas business, are subject to political, economic and other uncertainties, including:

     - the risk of war, revolution, border disputes, expropriation, renegotiation or modification of existing contracts, import, export and transportation regulations and tariffs;

     - taxation policies, including royalty and tax increases and retroactive tax claims;

     - exchange controls, currency fluctuations and other uncertainties arising out of foreign government sovereignty over New Ocean's international operations;

     - laws and policies of the United States affecting foreign trade, taxation and investment; and

     - the possibility of having to be subject to the exclusive jurisdiction of foreign courts in connection with legal disputes and the possible inability to subject foreign persons to the jurisdiction of courts in the United States.

     Nigeria and other African countries have occasionally asserted rights to land, including oil and gas properties, through border disputes. If a country claims superior rights to oil and gas leases or concessions granted to New Ocean by another country, New Ocean's interests could be lost or decreased in value.

     Regions of Africa and other regions of the world have a history of political and economic instability. This instability could result in new governments or the adoption of new policies that might assume a substantially more hostile attitude toward foreign investment. In an extreme case, such a change could result in termination of contract rights and expropriation of foreign-owned assets. This could adversely affect New Ocean's interests. In January 1999, the Egyptian government issued a mandate to cease trucking of production of crude oil in all of Egypt. This mandate affects net oil production from portions of Seagull's Qarun concession and all of the East Beni Suef and the South Hurghada concessions for a total of approximately 820 Bbl per day.

OIL AND GAS OPERATIONS INVOLVE SUBSTANTIAL COSTS AND ARE SUBJECT TO VARIOUS ECONOMIC RISKS

     The oil and gas operations of New Ocean will be subject to the economic risks typically associated with exploration, development and production activities, including the necessity of significant expenditures to locate and acquire producing properties and to drill exploratory wells.

     In conducting exploration and development activities, the presence of unanticipated pressure or irregularities in formations, miscalculations or accidents may cause New Ocean's exploration, development and production activities to be unsuccessful. This could result in a total loss of New Ocean's investment. In addition, the cost and timing of drilling, completing and operating wells is often uncertain.


DRILLING OIL AND GAS WELLS COULD INVOLVE BLOWOUTS, HURRICANES, ENVIRONMENTAL HAZARDS AND OTHER OPERATING RISKS


     The nature of the oil and gas business involves certain operating hazards such as well blowouts, cratering, explosions, uncontrollable flows of oil, gas or well fluids, fires, formations with abnormal pressures, pollution, releases of toxic gas and other environmental hazards and risks. Any of these operating hazards could result in substantial losses to New Ocean.

     In addition, New Ocean may be liable for environmental damages caused by previous owners of property purchased by New Ocean or its predecessors. As a result, substantial liabilities to third parties or governmental entities may be incurred. The payment of these amounts could reduce or eliminate the funds available for exploration, development or acquisitions. These reductions in funds could result in a loss of New Ocean's properties.

     Additionally, some of New Ocean's oil and gas operations will be located in an area that is subject to tropical weather disturbances. Some of these disturbances can be severe enough to cause substantial damage to facilities and possibly interrupt production. In accordance with customary industry practices, each of OEI and Seagull maintains insurance against some, but not all, of such risks and losses.

     New Ocean will maintain similar insurance. The occurrence of an event that is not fully covered by insurance could have a material adverse effect on the financial position and results of operations of New Ocean.


FUTURE ACQUISITIONS MAY DILUTE YOUR PERCENTAGE OWNERSHIP IN NEW OCEAN OR REQUIRE SUBSTANTIAL EXPENDITURES


     New Ocean's strategic plan includes the acquisition of additional reserves, including through subsequent business combination transactions. The combined company may not be able to consummate future acquisitions on favorable terms. Additionally, future acquisitions may not achieve favorable financial results.

     Future acquisitions may involve the issuance of shares of New Ocean common stock, which could have a dilutive effect on the current shareholders of New Ocean. Furthermore, acquisitions may require substantial financial expenditures that will need to be financed through cash flow from operations or future debt and equity offerings by the combined company. New Ocean may not be able to acquire companies or oil and gas properties using its equity as currency. In the case of cash acquisitions, New Ocean may not be able to generate sufficient cash flow from operations or obtain debt or equity financing sufficient to fund future acquisitions of reserves.

COMPETITION WITHIN THE OIL AND GAS INDUSTRY IS INTENSE

     The exploration and production business is highly competitive. Although the merger will result in a larger combined company, many of New Ocean's competitors will still have substantially larger financial resources, staffs and facilities than New Ocean. These larger competitors include other independent oil and gas producers such as Anadarko Petroleum, Apache Corporation, Enron Oil & Gas Company, Noble Affiliates and Vastar Resources as well as major oil and gas companies such as Exxon Corporation, Shell Oil Company and Mobil Corporation.


GOVERNMENT AGENCIES CAN INCREASE COSTS AND CAN TERMINATE OR SUSPEND OPERATIONS


     New Ocean's business will be subject to foreign, federal, state and local laws and regulations relating to the exploration for, and the development, production and transportation of, oil and gas, as well as environmental and safety matters. Many of these laws and regulations have become stricter in recent years. These laws and regulations often impose greater liability on a larger number of potentially responsible parties.

     Under some circumstances, the U.S. Minerals Management Service may require the operations of New Ocean on federal leases to be suspended or terminate. These circumstances include New Ocean's failure to pay royalties, New Ocean's failure to comply with safety and environmental regulations and the MMS' reaction to political pressure to limit offshore drilling in environmentally sensitive areas. This could have a material adverse effect on New Ocean's financial condition and operations. The requirements imposed by these laws and regulations are frequently changed and subject to new interpretations. It is likely that the costs of compliance could increase the cost of operating offshore drilling equipment or significantly limit drilling activity.


CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS


     This document includes or incorporates by reference "forward-looking statements" within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995 about OEI, Seagull and the combined company that are subject to risks and uncertainties. All statements other than statements of historical fact included in this document, including, without limitation, statements under "Summary" and "Risk Factors" regarding the financial position, business strategy, production and reserve growth, and other plans and objectives for the future operations of OEI, Seagull or New Ocean are forward-looking statements.

     Although we believe that in making such statements, our expectations are based on reasonable assumptions, such statements may be influenced by factors that could cause actual outcomes and results to differ materially from those projected. Forward-looking statements are subject to risks and uncertainties and include information concerning cost savings from the merger, integration of the businesses of OEI and Seagull, general economic conditions and possible or assumed future results of operations of OEI, Seagull or the combined company, estimates of oil and gas production and reserves, drilling plans, future cash flows, anticipated capital expenditures and management's strategies, plans and objectives as set forth under "Summary -- Reasons for the Merger," "New Ocean -- The Combined Company," "The

Merger -- Background of the Merger," "-- Reasons for the Merger -- OEI," "-- Reasons for the Merger -- Seagull," "-- Opinions of OEI's Financial Advisors" and "-- Opinions of Seagull's Financial Advisors."

     When used in this document, the words "believes," "expects," "anticipates," "intends" or similar expressions are intended to identify such forward-looking statements. The following important factors, in addition to those discussed elsewhere in this document and in the documents which are incorporated by reference, could affect the future results of the energy industry in general, and OEI, Seagull and/or the combined company after the merger in particular, and could cause those results to differ materially from those expressed in such forward-looking statements:

     -  risks incident to the drilling and operation of oil and gas wells;

     -  future production and development costs;

     -  the effect of existing and future laws and regulatory actions;

     - the political and economic climate in the foreign jurisdictions in which OEI or Seagull conducts oil and gas operations;

     - the effect of changes in commodity prices, hedging activities and conditions in the capital markets;

     -  a significant delay in the expected closing of the merger; and

     -  competition from others in the energy industry.

     For additional information with respect to these factors, see the respective Annual Reports on Form 10-K for the year ended December 31, 1998 of each of OEI and Seagull. See "Where You Can Find More Information." This document describes other important factors that could cause actual results to differ materially from expectations of OEI and Seagull, including under the heading "Risk Factors." All written and oral forward-looking statements attributable to OEI or Seagull or persons acting on behalf of OEI and Seagull are expressly qualified in their entirety by such factors.

                              THE SPECIAL MEETINGS

     This document is being sent to solicit proxies from the OEI common stockholders and the OEI Series A preferred stockholders by the OEI Board for use at the OEI special meeting and the Seagull common shareholders by the Seagull Board for use at the Seagull special meeting.

TIMES AND PLACES


     The OEI special meeting will be held at 10:00 a.m. local time, on March 30, 1999, at the JW Marriott Hotel, 5150 Westheimer, Houston, Texas 77056.



     The Seagull special meeting will be held at 10:00 a.m. local time, on March 30, 1999, at the JW Marriott Hotel, 5150 Westheimer, Houston, Texas 77056.


PURPOSE OF THE SPECIAL MEETINGS

OEI

     The purpose of the OEI special meeting is to consider and vote upon the proposal to adopt the merger agreement.

SEAGULL

     The purpose of the Seagull special meeting is to consider and vote upon:

     -  a proposal to approve the merger agreement; and

     -  a proposal to elect the 15 director nominees.

VOTING AND RECORD DATES


     Only holders of record of shares of OEI common stock, OEI Series A preferred stock and Seagull common stock at the close of business on February 22, 1999 are entitled to notice of and to vote at the OEI special meeting and the Seagull special meeting, respectively.


OEI


     The presence of the holders of a majority of the voting power of the OEI common stock and the OEI Series A preferred stock outstanding is necessary to constitute a quorum at the OEI special meeting. Holders may attend by proxy or in person. Adoption of the merger agreement requires the affirmative vote of a majority of the outstanding shares of OEI common stock and OEI Series A preferred stock. The OEI common stock and OEI Series A preferred stock vote together as a single class. Each share of OEI common stock will be entitled to one vote and each share of OEI Series A preferred stock will be entitled to
67.91 votes.



     On February 22, 1999, there were 101,169,918 shares of OEI common stock outstanding held by approximately 356 holders of record and 50,000 shares of OEI Series A preferred stock outstanding held by two holders of record.


SEAGULL

     The presence of the holders of a majority of the outstanding shares of Seagull common stock is necessary to constitute a quorum at the Seagull special meeting. Holders may attend by proxy or in person. The affirmative vote of the holders of two-thirds of the outstanding shares of Seagull common stock is required to approve the merger agreement. The 15 individuals receiving the most votes for director will be elected to the New Ocean Board. The 15 director nominees will not be appointed to the New Ocean Board unless the merger is completed. The merger will not be completed unless all of the 15 nominated directors are elected.


     On February 22, 1999 there were 64,158,444 shares of Seagull common stock outstanding held by approximately 3,973 holders of record.

PROXIES

     All shares of OEI common stock, OEI Series A preferred stock and Seagull common stock represented by properly executed proxies received prior to or at the OEI special meeting or the Seagull special meeting will be voted in accordance with the instructions indicated on such proxies. Proxies that have been revoked properly and on time will not be counted. If no instructions are indicated on a properly executed returned proxy, that proxy will be voted FOR adoption of the merger agreement in the case of the OEI special meeting and voted FOR approval of the merger agreement and the election of directors to the New Ocean Board in the case of the Seagull special meeting. A properly executed proxy marked "ABSTAIN," although counted for purposes of determining whether there is a quorum, will not be voted. Accordingly, a proxy marked "ABSTAIN" will have the effect of a vote against the merger. In addition, the failure to return a proxy will have the effect of a vote against the merger.

     In accordance with NYSE rules, brokers and nominees who hold shares in street name for customers are precluded from exercising their voting discretion with respect to the approval or adoption of the merger agreement and the election of directors to the New Ocean Board. Thus, absent specific instructions from the beneficial owner of such shares, brokers and nominees will not be able to vote such shares with respect to the approval or adoption of such proposals. Shares represented by these "broker non-votes" will be counted for purposes of determining whether there is a quorum at a special meeting but will have the effect of a vote against the merger.

     The OEI Board and the Seagull Board are not currently aware of any business to be acted upon at their respective special meetings other than the matters described in this document. If, however, other matters are properly brought before either special meeting, the persons appointed as proxies will have discretion to vote or act on those matters according to their judgment. This procedure would also apply to adjournments or postponements of either special meeting. These adjournments or postponements may be for the purpose of soliciting additional proxies. Proxies voted against the merger will not be voted in favor of an adjournment or postponement of a special meeting for the purpose of soliciting additional proxies.

     Any proxy given pursuant to this solicitation may be revoked at any time before such proxy is voted. Proxies that have been revoked properly and on time will not be counted. Merely attending the OEI special meeting or the Seagull special meeting will not revoke your proxy.

SOLICITATION OF PROXIES

     The cost of soliciting proxies will be shared equally by OEI and Seagull. In addition to solicitation by mail, arrangements will be made with brokerage houses and other custodians, nominees and fiduciaries to send proxy material to beneficial owners and OEI or Seagull will, upon request, reimburse them for their reasonable expenses in doing so. OEI and Seagull have each hired Georgeson & Company, Inc. to help them solicit proxies and to verify records at a fee of approximately $24,000 plus expenses. OEI or Seagull may request the return of proxy cards by telephone, telegram, or in person. The extent to which this will be necessary depends entirely upon how promptly proxy cards are returned. You are urged to send in your proxies without delay.

VOTING AGREEMENTS

     In connection with the execution of the merger agreement, John B. Brock, James C. Flores and the Flores Family Limited Partnership each entered into a voting agreement with Seagull to vote all of the shares of OEI common stock owned or controlled by them in favor of the merger agreement. In addition, they have each agreed not to:

     - transfer their shares of OEI common stock unless the transferee agrees to be bound by the terms of the voting agreement;

     - grant a proxy with respect to such shares; or

     - solicit or vote in favor of any competing transaction to the merger.

     The aggregate amount of shares of OEI common stock subject to these voting agreements represents approximately 10.9% of the outstanding OEI common stock.

     Additionally, each of Barry J. Galt, James T. Hackett and The Prudential Insurance Company of America entered into voting agreements with OEI to vote all of the shares of Seagull common stock owned by them in favor of the merger agreement and the election of the 15 director nominees to the New Ocean Board. In addition, they have each agreed not to:

     - transfer their shares of Seagull common stock unless the transferee agrees to be bound by the terms of the voting agreement;

     - grant a proxy with respect to such shares; or

     - solicit or vote in favor of any competing transaction to the merger.


     The aggregate amount of shares of Seagull common stock subject to these voting agreements represents approximately 9.7% of the outstanding Seagull common stock.

                       NEW OCEAN -- THE COMBINED COMPANY

     The combination of OEI and Seagull will create the seventh largest United States independent oil and gas company based on production and the tenth largest based on total proved reserves, in each case based on 1997 information derived from public filings with the SEC. On a pro forma basis, New Ocean has proved reserves of approximately 496 million barrels of oil equivalent at year end 1998 and combined 1998 production of approximately 68 million barrels of oil equivalent. The larger size and scale provided by the merger will allow New Ocean to capitalize on a wider range of opportunities and to develop and operate larger exploration and development projects than either OEI or Seagull would be able to do on a stand-alone basis. This larger size will also allow New Ocean to operate more competitively in the current low commodity price environment and to make opportunistic acquisitions.

     New Ocean's asset base will be comprised of complementary domestic assets, primarily in the Gulf of Mexico region where the combined company will hold more than 324 offshore lease blocks, including 62 deepwater blocks. Approximately 73% of New Ocean's total proved reserves will be located in North America, with the balance in several high-growth international areas. Combined, OEI and Seagull will own interests in approximately 36 production sharing contracts covering approximately 22 million gross acres, including blocks in Angola, Equatorial Guinea, Cote d'Ivoire, Yemen, Egypt, Indonesia, the Russian Republic of Tatarstan, Pakistan and Bangladesh. OEI and Seagull believe that the stable cash flow generated from their North American onshore operations will enable New Ocean to continue to fund and develop their combined portfolio of international and deepwater Gulf of Mexico exploration and development projects.

     OEI and Seagull are developing plans to integrate their operations immediately after the merger to take full advantage of the benefits and synergies the merger will create that would not have been available to either company on a stand-alone basis. Those benefits include substantial cost savings, a more geographically diversified reserve composition, a larger capital base, greater financial strength and flexibility and an enhanced ability to make further acquisitions.

     Cost Savings and Operating Synergies. After the merger the oil and gas operations of New Ocean will be organized into three business units: Onshore North America, Gulf of Mexico and International. OEI and Seagull believe that this organizational structure will allow for substantial overhead cost savings through the consolidation of duplicative corporate and field offices and staff. OEI and Seagull estimate that they will realize over $45 million of general and administrative cost savings as a result of the merger. Specifically, approximately $35 million will be achieved through personnel reductions from over 1,800 combined employees to approximately 1,300. An additional $5 million will be realized from office consolidations and the balance from reduced combined expenses for professional fees and other expense items. The companies are implementing many of these cost cutting measures in anticipation of the merger, with the balance to be implemented by year end 1999. The total projected savings will not be fully achieved until one year subsequent to the merger. Based on these cost savings, the merger is expected to increase cash flow per share to OEI stockholders in 1999 and 2000 and to Seagull shareholders in 2000, and will be break-even for Seagull shareholders in 1999.

     New Ocean will aggressively work toward reducing total per barrel costs by at least 20% by 2001 in order to achieve higher operating margins. In addition to the more than $45 million of general and administrative cost savings, the effort will involve focusing on production growth, reducing lease operating expense and interest expense and ongoing asset portfolio rationalization aimed at selling lower growth and/or higher cost properties. These operating synergies are intended to better position New Ocean to operate more competitively in a low commodity price environment and to achieve greater cash flow and reinvestment benefits when commodity prices improve.

     More Efficient Allocation of Capital. The combination will also allow New Ocean the opportunity to focus on the best opportunities contained in the combined exploration programs and rationalize the combined portfolio of exploitation projects. As a result, New Ocean should be able to allocate capital more efficiently in order to enhance its expected return on investment. New Ocean, under its existing contractual obligations, will have flexibility relating to the timing of pursuing its high impact exploration prospects, allowing it to better allocate resources to respond to commodity cycles.

     Reserve Composition. The combined company's reserves are balanced approximately 60% gas and 40% oil at year end 1998. Further, these reserves are diversified geographically as follows:

REGION                                                        PERCENTAGE
------                                                        ----------
Gulf of Mexico/Gulf Coast...................................     29%
Rocky Mountain/Mid-Continent................................     21%
Mid-South...................................................     19%
Equatorial Guinea...........................................      8%
Cote d'Ivoire...............................................      8%
Egypt.......................................................      6%
Canada/Other................................................      9%

The balance between North American and international properties will lower the overall risk profile of current production. The presence of this geographic balance, in addition to the balance of oil and gas reserves, will further diversify the revenue and cash flow sources for New Ocean.

     Financial Strength and Flexibility. New Ocean's capitalization base should enhance its access to capital to explore and exploit the prospects available to the combined company. Pro forma for the merger, New Ocean would have had EBITDAX of $541.9 million for the year ended December 31, 1998. In addition, pro forma for the merger, New Ocean would have had a debt-to-market capitalization ratio of approximately 65% and a debt-to-book capitalization ratio of approximately 67% as of December 31, 1998. New Ocean's increased size should make available additional forms of cost effective financing to allow New Ocean to manage interest expense and to pursue further growth opportunities.

     In addition, New Ocean will have the flexibility to actively manage its capital expenditure program based on realized cash flow, proceeds from asset sales, credit availability and future commodity prices. The capital expenditure budget for New Ocean is expected to be approximately $400 to $500 million in 1999, fully funded by expected combined operating cash flows and from the disposition of at least $200 million of domestic and international assets.

     Enhanced Ability to Make Further Acquisitions. The combination of OEI and Seagull is expected to position New Ocean for further consolidation among independent exploration and production companies. New Ocean's strategy in the current commodity market will include actively pursuing acquisition opportunities that enhance its reserve and production base and allow for further cost savings and operating synergies. OEI and Seagull believe that New Ocean's enhanced financial position and stature in the industry will allow it to pursue acquisitions on a more effective basis than either of the companies could have on an individual basis.

         SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

     The following tables set forth selected historical consolidated financial and operating data for OEI and Seagull. OEI utilizes the full cost method of accounting for oil and gas activities. Seagull utilizes the successful efforts method of accounting for oil and gas activities. Therefore, the financial data may not be directly comparable. Such data should be read together with the historical consolidated financial statements of OEI and Seagull, incorporated by reference in this document.

     The historical financial information for OEI and Seagull reflects the following items which you should consider in making period-to-period comparisons:

     - In 1998, OEI recognized merger costs associated with the March 1998 merger between OEI and United Meridian Corporation.

     - In 1996, Seagull recognized merger costs associated with the October 1996 merger between Seagull and Global Natural Resources, Inc.

     - For all periods presented, production and operating costs per BOE exclude production and ad valorem taxes.

                               OCEAN ENERGY, INC.

                                                                 YEAR ENDED DECEMBER 31,
                                                  ------------------------------------------------------
                                                    1994        1995       1996       1997       1998
                                                  ---------   --------   --------   --------   ---------
                                                     (DOLLARS IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)
REVENUE AND EXPENSE DATA:
Revenues........................................  $ 172,536   $243,827   $395,834   $552,194   $ 523,259
Production costs................................     67,262     82,937     98,396    124,394     162,874
General and administrative......................     22,469     21,070     27,366     30,218      41,411
Depreciation, depletion and amortization........     91,603    101,116    147,643    248,423     293,905
Impairment of oil and gas properties............    150,834         --         --         --     539,915
Interest expense................................     13,547     35,565     40,765     49,134      62,852
Merger costs....................................         --         --         --         --      39,000
Loss on production payment repurchase and
  refinancing...................................     16,681         --         --         --          --
Income (loss) before taxes and extraordinary
  item..........................................   (189,253)     3,816     81,215    103,212    (616,578)
Income tax provision (benefit)..................    (67,076)    (1,736)    26,215     40,992    (209,699)
Net income (loss) before extraordinary item.....   (122,177)     5,552     55,000     62,220    (406,879)
Extraordinary item..............................         --         --         --    (19,301)         --
Net income (loss)...............................   (122,177)     5,552     55,000     42,919    (406,879)
Earnings (loss) per common share before
  extraordinary item:
  Basic.........................................  $   (2.20)  $   0.06   $   0.65   $   0.67   $   (4.04)
  Diluted.......................................      (2.20)      0.06       0.62       0.64       (4.04)
Earnings (loss) per common share:
  Basic.........................................  $   (2.20)  $   0.06   $   0.65   $   0.46   $   (4.04)
  Diluted.......................................      (2.20)      0.06       0.62       0.44       (4.04)

Table continued on following page

                                                               YEAR ENDED DECEMBER 31,
                                             ------------------------------------------------------------
                                               1994        1995         1996         1997         1998
                                             ---------   ---------   ----------   ----------   ----------
                                                   (DOLLARS IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)
BALANCE SHEET DATA
  (AT END OF PERIOD):
Oil and gas assets, net....................  $ 509,774   $ 574,076   $  831,225   $1,423,837   $1,581,639
Total assets...............................    627,692     724,460    1,121,241    1,642,995    2,006,960
Long-term debt.............................    393,673     416,491      440,974      672,298    1,371,890
Stockholders' equity.......................    126,628     171,326      493,072      725,337      376,943
OTHER FINANCIAL DATA:
EBITDAX....................................  $  66,731   $ 140,497   $  269,623   $  400,769   $  319,094
Net cash provided by (used in) operating
  activities...............................    (71,918)    105,313      209,313      339,675      232,200
Net cash used in investing activities......   (226,723)   (160,224)    (428,007)    (803,679)    (970,665)
Net cash provided by financing
  activities...............................    310,340      56,316      265,597      414,992      737,482
Capital expenditures, including
  acquisitions.............................    385,740     236,679      441,709      834,358      948,125
OPERATING DATA:
Sales Volumes:
  Oil (MBbls)..............................      6,064       8,817       11,543       18,078       22,728
  Gas (MMcf)...............................     46,903      56,846       74,165       93,723      117,305
  MBOE.....................................     13,881      18,291       23,904       33,699       42,279
  BOEPD....................................     38,030      50,112       65,311       92,326      115,833
Average Prices (excluding hedging
  activities):
  Oil (per Bbl)............................  $   14.44   $   17.06   $    21.42   $    18.54   $    12.13
  Gas (per Mcf)............................       1.72        1.54         2.30         2.30         1.89
  Per BOE..................................      12.14       13.00        17.47        16.34        11.77
Production and operating costs (per BOE)...       3.85        3.55         3.26         3.02         3.35

                           SEAGULL ENERGY CORPORATION

                                                           YEAR ENDED DECEMBER 31,
                                        --------------------------------------------------------------
                                           1994         1995         1996         1997         1998
                                        ----------   ----------   ----------   ----------   ----------
                                               (DOLLARS IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)
REVENUE AND EXPENSE DATA:
Revenues:
  Oil and gas operations..............  $  361,981   $  308,510   $  419,595   $  453,648   $  332,579
  Alaska transmission and
    distribution......................     105,598       97,770       97,616       95,719       93,592
                                        ----------   ----------   ----------   ----------   ----------
  Total...............................     467,579      406,280      517,211      549,367      426,171
Operating costs.......................     206,500      182,531      189,894      209,146      199,524
Exploration, including dry holes and
  impairment..........................      43,813       40,223       50,772       42,085       59,787
General and administrative............      12,803       21,768       17,433       16,144       17,868
Depreciation, depletion and
  amortization........................     158,978      149,685      155,669      171,516      169,369
Impairment of long-lived assets.......          --       48,842           --           --       77,827
Interest expense......................      51,674       52,978       44,842       38,533       39,184
Merger costs..........................          --           --        9,982           --           --
Interest and other (income) expense...      (5,524)     (90,791)      (6,237)     (14,257)      (3,467)
Income (loss) before taxes and
  extraordinary item..................        (665)       1,044       54,856       86,200     (133,921)
Income tax provision (benefit)........       3,740        2,782       25,895       37,070      (38,256)
Net income (loss) before extraordinary
  item................................      (4,405)      (1,738)      28,961       49,130      (95,665)
Extraordinary item....................          --           --           --           --       (1,031)
Net income (loss).....................      (4,405)      (1,738)      28,961       49,130      (96,696)
Earnings (loss) per common share
  before extraordinary item:
  Basic...............................  $    (0.07)  $    (0.03)  $     0.46   $     0.78   $    (1.51)
  Diluted.............................       (0.07)       (0.03)        0.46         0.77        (1.51)
Earnings (loss) per common share:
  Basic...............................  $    (0.07)  $    (0.03)  $     0.46   $     0.78   $    (1.53)
  Diluted.............................       (0.07)       (0.03)        0.46         0.77        (1.53)
BALANCE SHEET DATA
  (AT END OF PERIOD):
Property, plant and equipment, net....  $1,217,656   $1,130,178   $1,244,641   $1,144,834   $1,210,327
Total assets..........................   1,454,050    1,359,125    1,515,063    1,411,066    1,416,090
Long-term debt........................     622,080      557,107      573,455      469,017      582,675
Shareholders' equity..................     557,646      562,621      597,730      647,204      555,091

Table continued on following page

                           SEAGULL ENERGY CORPORATION

                                                      YEAR ENDED DECEMBER 31,
                                      --------------------------------------------------------
                                        1994        1995       1996        1997        1998
                                      ---------   --------   ---------   ---------   ---------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)
OTHER FINANCIAL DATA:
EBITDAX.............................  $ 254,367   $207,864   $ 313,513   $ 326,010   $ 212,119
Net cash provided by operating
  activities........................    207,339    117,727     258,439     262,749     148,718
Net cash used in investing
  activities........................   (388,807)   (36,141)   (307,325)   (106,779)   (326,987)
Net cash provided by (used in)
  financing activities..............    168,212    (70,374)     42,334    (125,572)    158,349
Capital expenditures, including
  acquisitions......................    396,412    144,101     317,882     293,273     404,573
OPERATING DATA:
Sales Volumes:
  Oil (MBbls).......................      2,966      3,195       4,906       7,560       7,764
  Gas (MMcf)........................    143,032    139,675     143,315     130,315     110,296
  MBOE..............................     26,806     26,475      28,792      29,279      26,147
  BOEPD.............................     73,441     72,534      78,667      80,216      71,636
Average Prices (excluding hedging
  activities):
  Oil (per Bbl).....................  $   14.35   $  15.21   $   18.52   $   17.34   $   10.93
  Gas (per Mcf).....................       1.85       1.57        2.14        2.36        2.05
  BOE (per BOE).....................      11.46      10.14       13.82       15.00       11.87
  Production costs (per BOE)........       3.38       3.21        3.55        3.95        4.22

                     UNAUDITED PRO FORMA CONDENSED COMBINED
                       FINANCIAL STATEMENTS OF NEW OCEAN

     The following table sets forth summary unaudited pro forma condensed combined financial data which are presented to give effect to the merger. The information was prepared based on the following assumptions:

        - New Ocean's operations utilize the full cost method of accounting for oil and gas activities.

        - The merger will be accounted for as a purchase business combination in accordance with generally accepted accounting principles.

        - The income statement data assume that the merger was consummated on January 1, 1998. The balance sheet data assume that the merger was consummated on December 31, 1998.

        - The expected cost savings through the consolidation of the corporate headquarters of the two companies and the elimination of duplicate staff and expenses, which are estimated to be at least $45 million, are excluded from the data. A significant portion, but not all of the amount is expected to be realized in the year ended December 31, 1999.

     The unaudited pro forma combined financial data are not necessarily indicative of the results of operations or the financial position which would have occurred had the merger been consummated at January 1, 1998, nor are they necessarily indicative of future results of operations or financial position. The unaudited pro forma combined financial data should be read in conjunction with the historical consolidated financial statements of OEI and Seagull incorporated by reference in this document. See "Where You Can Find More Information."

                                   NEW OCEAN

          UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                      YEAR ENDED DECEMBER 31, 1998
                                   -------------------------------------------------------------------
                                                                             PRO FORMA
                                                            PRO FORMA         SEAGULL
                                                            COMBINING      ACQUISITIONS/     PRO FORMA
                                      OEI       SEAGULL    ADJUSTMENTS     DISPOSITIONS      COMBINED
                                   ---------   ---------   -----------     -------------     ---------
Revenues:
  Oil and gas operations.........  $ 523,259   $ 332,579                      $ 8,671 (H)    $ 864,509
  Alaska transmission and
     distribution................         --      93,592                                        93,592
                                   ---------   ---------                      -------        ---------
     Total.......................    523,259     426,171                        8,671          958,101
Operating costs..................    162,874     199,524    $  (6,012)(A)       4,199 (H)      360,585
Exploration, including dry holes
  and impairments................         --      59,787      (59,787)(B)                           --
General and administrative.......     41,411      17,868                                        59,279
Depreciation, depletion and
  amortization...................    293,905     169,369     (159,369)(C)       4,046 (H)      436,274
                                                              128,323 (D)
Impairment of long-lived
  assets.........................    539,915      77,827      (73,629)(E)                      544,113
                                   ---------   ---------    ---------         -------        ---------
Operating profit (loss)..........   (514,846)    (98,204)     170,474             426         (442,150)
Interest expense.................     62,852      39,184         (986)(F)       2,677 (H)      103,727
Merger costs.....................     39,000          --                                        39,000
Interest and other (income)
  expense........................       (120)     (3,467)                        (246)(H)       (3,833)
                                   ---------   ---------    ---------         -------        ---------
Income (loss) before taxes and
  extraordinary item.............   (616,578)   (133,921)     171,460          (2,005)        (581,044)
Income tax provision (benefit)...   (209,699)    (38,256)      47,949 (G)        (732)(H)     (200,738)
                                   ---------   ---------    ---------         -------        ---------
Net income (loss) before
  extraordinary item.............  $(406,879)  $ (95,665)   $ 123,511         $(1,273)       $(380,306)
                                   =========   =========    =========         =======        =========
Loss per common share before
  extraordinary item:
  Basic..........................  $   (4.04)  $   (1.51)                                    $   (2.32)
                                   =========   =========                                     =========
  Diluted........................  $   (4.04)  $   (1.51)                                    $   (2.32)
                                   =========   =========                                     =========
Weighted average common shares
  outstanding:
  Basic..........................    100,705      63,159                                       163,864
                                   =========   =========                                     =========
  Diluted........................    100,705      63,159                                       163,864
                                   =========   =========                                     =========

   See Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

                                   NEW OCEAN

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                                 (IN THOUSANDS)

                                                         AS OF DECEMBER 31, 1998
                                          ------------------------------------------------------
                                                                     PRO FORMA
                                                                     COMBINING        PRO FORMA
                                             OEI        SEAGULL     ADJUSTMENTS        COMBINED
                                          ----------   ----------   -----------       ----------
Current assets..........................  $  153,781   $  152,781                     $  306,562
Property, plant and equipment, at
  cost..................................   3,293,335    2,301,182   $(2,301,182)(I)    4,554,146
                                                                      1,260,811 (J)
Accumulated depreciation, depletion and
  amortization..........................   1,711,696    1,090,855    (1,090,855)(I)    1,711,696
                                          ----------   ----------   -----------       ----------
Property, plant and equipment, net......   1,581,639    1,210,327        50,484        2,842,450
Other assets............................     271,540       52,982        (7,995)(K)      316,527
                                          ----------   ----------   -----------       ----------
  Total Assets..........................  $2,006,960   $1,416,090   $    42,489       $3,465,539
                                          ==========   ==========   ===========       ==========
Current liabilities.....................  $  237,182   $  211,694   $    30,000 (L)   $  478,876
Long-term debt..........................   1,371,890      582,675       (23,844)(M)    1,930,721
Deferred credits and other
  liabilities...........................      20,945       66,630         5,897 (N)       93,472
Shareholders' equity....................     376,943      555,091        30,436 (O)      962,470
                                          ----------   ----------   -----------       ----------
  Total Liabilities and Shareholders'
     Equity.............................  $2,006,960   $1,416,090   $    42,489       $3,465,539
                                          ==========   ==========   ===========       ==========

   See Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

                                   NEW OCEAN

      NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(A) To record the pro forma decrease in Seagull operating costs as a result of the capitalization of exploration and development overhead costs in accordance with the full cost method of accounting for oil and gas activities.

(B) To record the reversal of historical Seagull exploration expense in accordance with the full cost method of accounting for oil and gas activities.

(C) To record the reversal of historical Seagull depreciation, depletion and amortization expense recorded in accordance with the successful efforts method of accounting for oil and gas activities.

(D) To record pro forma depreciation, depletion and amortization expense (i) in accordance with the full cost method of accounting for oil and gas activities and (ii) on the preliminary purchase price allocation to depreciable and depletable assets.

(E) To record the reversal of historical Seagull impairment of oil and gas properties recorded in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Full cost ceiling tests were performed on a New Ocean basis resulting in no incremental impairment of oil and gas properties for the period presented.

(F) To adjust Seagull historical interest expense to reflect the revaluation of debt using the purchase method of accounting, including the reversal of amortization of historical debt issuance costs.

(G) To record income tax expense on the pro forma adjustments based on the applicable statutory tax rate.

(H) To adjust Seagull historical results of operations for the purchase of the stock of BRG Petroleum, Inc. and the assets of BRG Petroleum's limited partnerships and programs effective June 1, 1998, as if these transactions had occurred on January 1, 1998.

(I) To reverse historical Seagull property and equipment balances and the related accumulated depreciation, depletion and amortization recorded in accordance with successful methods of accounting for oil and gas activities.

(J) To record the preliminary pro forma allocation of the purchase price of the acquisition of Seagull including estimated merger costs to property, plant and equipment using the purchase method of accounting. The following is a calculation and allocation of purchase price to the acquired assets and liabilities based on their relative fair values.

CALCULATION OF PURCHASE PRICE (IN THOUSANDS EXCEPT PER
  SHARE):
  Shares of common stock to be issued.......................      64,388
  Average of OEI stock price three days before and after the
     merger announcement....................................  $     9.09
                                                              ----------
  Fair value of stock issued................................  $  585,527
  Add: Estimated merger costs (See note (L))................      30,000
                                                              ----------
  Purchase Price............................................  $  615,527
                                                              ==========

ALLOCATION OF PURCHASE PRICE (IN THOUSANDS):
  Equity....................................................  $  585,527
  Working capital and other liabilities.....................     675,284
                                                              ----------
  Property, plant and equipment.............................  $1,260,811
                                                              ==========

      The purchase price allocation is subject to change in

        - the number of actual shares issued;

        - the fair value of Seagull's working capital and other liabilities on the effective date; and

        - the actual merger costs incurred.

      These items will not be known until the effective date of the merger. Management does not believe the final purchase price allocation will differ materially from the preliminary purchase price allocation.

(K) To record the reversal of the capitalized debt issuance costs related to Seagull's historical long-term debt.

(L) To record the liabilities associated with estimated merger costs, consisting primarily of bankers' and other professional fees. In addition, New Ocean plans to incur employee termination costs in conjunction with the merger related to personnel reductions. The estimated costs for severance and related employee benefits range from $20 to $25 million and will be charged to operations or capitalized as appropriate. These severance and benefit costs are excluded in the pro forma financial statements.

(M) To record the estimated fair value of Seagull long-term debt using the purchase method of accounting.

(N) To record the pro forma deferred income tax effects of the merger using the purchase method of accounting.

(O) To record the pro forma adjustments to shareholders' equity using the purchase method of accounting. The adjustment amount is calculated as follows (in thousands):

Fair value of stock issued, as calculated in Note (J)
  above.....................................................  $585,527
Less: Seagull historical shareholders' equity...............   555,091
                                                              --------
Adjustment to shareholders' equity..........................  $ 30,436
                                                              ========

                                   THE MERGER

CONSIDERATION

     When the merger is completed, each outstanding share of OEI common stock will be automatically converted into one share of New Ocean common stock. In addition, each outstanding and unexercised option to purchase OEI common stock will be converted into an option to purchase the same number of shares of New Ocean common stock at the same exercise price.

AMENDMENTS TO SEAGULL'S ARTICLES OF INCORPORATION

     The merger agreement provides that upon the effectiveness of the merger, Seagull's Articles of Incorporation will be amended to:

     - increase the number of authorized shares of Seagull common stock from 100,000,000 to 450,000,000;

     - increase the number of authorized shares of Seagull preferred stock from 5,000,000 to 50,000,000;

     - change the name of Seagull to "Ocean Energy, Inc."; and

     - expand the corporate purpose clause to allow Seagull to engage in any lawful business under Texas law.

     These amendments will occur automatically if the merger is completed. If the merger is not completed the Articles of Incorporation will not be amended.

OWNERSHIP OF NEW OCEAN FOLLOWING THE MERGER

     The shares of New Ocean common stock to be issued to holders of OEI common stock in the merger will constitute approximately 61.5% of all of the issued and outstanding New Ocean common stock after the merger. The existing shareholders of Seagull will hold approximately 38.5% of all of the issued and outstanding New Ocean common stock after the merger.

BACKGROUND OF THE MERGER

     Prior to discussing a possible transaction with each other, the Boards of Directors and officers of OEI and Seagull each analyzed the possibility of entering into strategic merger and acquisition transactions with other companies in the oil and gas exploration and production industry.

     Seagull's Review of Possible Transactions. In May 1997, Seagull engaged Warburg Dillon Read LLC to analyze potential candidates for strategic combinations. This analysis was for strategic planning purposes, and was not in response to any expression of interest by any third party. The Warburg Dillon Read analysis covered a number of potential candidates, including United Meridian Corporation, one of OEI's predecessor companies. Based upon publicly available information, Warburg Dillon Read addressed the pro forma financial impact of the possible combinations and advantages and disadvantages of each combination.

     Warburg Dillon Read first presented this analysis to the Seagull Board in June 1997. The Warburg Dillon Read report did not contain a recommendation, either positive or negative, for Seagull to merge with any of the candidates. The Seagull Board reviewed Warburg Dillon Read's analysis and elected not to pursue any of these strategic acquisitions at the time, but directed management to continue to study the matter. The Seagull Board elected not to pursue any of these acquisition candidates because it did not view any combination as attractive when compared to remaining independent, especially in light of oil and gas prices at the time.

     In December 1997, Seagull engaged Merrill Lynch & Co. and Warburg Dillon Read to act as financial advisors with regard to strategic alternatives if Seagull received an unsolicited acquisition proposal. As part of this engagement, both firms reviewed for the Board possible strategic combinations, including United Meridian Corporation and Ocean Energy, Inc., the two predecessor companies of OEI.

     At Seagull's request, Warburg Dillon Read updated its June 1997 analysis and presented it to the Seagull Board in February 1998. Warburg Dillon Read revised its earlier analysis to reflect stock prices and financial results that were available at the time. The Seagull Board asked management to continue to study strategic alternatives, but determined that Seagull should remain an independent company. After Mr. Hackett joined Seagull in September 1998, Warburg Dillon Read gave an updated presentation to Seagull's senior management. In October 1998, representatives of Merrill Lynch met with Seagull's senior management to review possible strategic combinations, including a combination with OEI. These presentations were similar to the Warburg Dillon Read presentations that had previously been given to the Seagull Board.

     OEI's Review of Possible Transactions. In March 1998, OEI was formed by the merger of United Meridian Corporation and Ocean Energy, Inc. During 1998, OEI's management consulted with representatives of Lehman Brothers Inc. from time to time on an informal basis with respect to possible strategic combinations. In September 1998, the OEI Board held a planning session and a regularly scheduled board meeting. At this meeting, strategic alternatives were discussed, including strategic combinations, a sale of private equity and a property purchase transaction. The OEI Board directed OEI's management to continue to study these alternatives. In September and October 1998, OEI's management engaged in preliminary discussions with certain companies other than Seagull regarding strategic combinations and conducted due diligence with respect to these companies. Based upon the results of the initial diligence, OEI elected not to pursue any of these strategic combinations or the property purchase transaction. Additionally, because of OEI's subsequent decision to merge with Seagull, OEI elected not to sell equity.

     Seagull and OEI Begin Discussions With Each Other. On October 28, 1998, Mr. Hackett joined Messrs. Brock and Flores on an airplane flight returning to Houston from an industry conference. During the flight, Messrs. Hackett, Brock and Flores discussed the consolidation trend in the oil and gas exploration and production industry and each person's perception of the industry's future. The parties did not discuss any specific transaction, but did agree to exchange information in order to evaluate a possible combination of the two companies.

     On October 29, 1998, Merrill Lynch was contacted by Seagull to evaluate the possible combination of Seagull and OEI. As a result, on October 30, 1998, Mr. Clarkson, the chief financial officer of OEI, and Mr. Transier, the chief financial officer of Seagull, exchanged publicly available information.

     On November 2, 1998, Messrs. Hackett and Flores met and discussed a wide range of topics. It was during this meeting that Messrs. Hackett and Flores first discussed possible specific terms of a strategic combination of the two companies. Although no specific exchange ratio was discussed at this meeting, it was acknowledged that a stock-for-stock transaction should be considered.

     On November 3, 1998, OEI requested J.P. Morgan and Lehman Brothers to evaluate a possible strategic combination with Seagull.

     The Boards Review the Possible Merger on November 4. At a regular meeting of the OEI Board held on November 4, 1998, the members of the Board of Directors of OEI reviewed the results of recent strategic combination discussions with third parties and also initially discussed a possible strategic combination with Seagull. The OEI Board of Directors authorized senior management to continue investigating a possible strategic combination with Seagull.

     At a regular meeting of the Seagull Board on November 4, 1998, the Seagull Board discussed possible mergers with OEI and several other parties. The Seagull Board reviewed the state of the oil and gas industry in general, as well as the opportunities available to Seagull on a stand-alone basis. The Seagull Board directed Seagull's management to work with OEI and with one other party to determine whether a merger with either party was viable.

     Seagull and OEI Continue Preliminary Negotiations. On November 5 and 6, 1998, Messrs. Hackett and Flores met to discuss the possible benefits and challenges associated with a merger and the integration of the two companies and their management teams. They agreed to continue due diligence activities with respect to each other.

     On November 9, 1998, Seagull and OEI signed a confidentiality agreement. On the same day, Mr. Clarkson and Mr. Transier discussed due diligence matters and organizational, financial and structural issues related to the proposed merger. Also during the week of November 9, Seagull and its other potential merger candidate met to exchange information with each other.

     From November 10 through 16, 1998, Messrs. Hackett and Flores and/or their respective financial advisors, counsel, accountants and representatives held various meetings and phone conversations to discuss organizational, financial and structural issues with respect to a possible merger, the relative strengths of the two companies, the synergies of a combined entity and various due diligence matters.

     On November 16, 1998, the Seagull Board held a special meeting to discuss whether to continue to pursue either of the two mergers that Seagull was considering. Representatives of Merrill Lynch attended the board meeting in order to help answer any questions that the board had with respect to the two transactions. The Seagull Board directed management to continue to pursue a merger with OEI, and to discontinue discussions with the other party.

     Negotiation of the Merger Agreement. On November 17, 1998, Seagull and OEI met with their lawyers and financial advisors to negotiate the terms of the merger agreement. At the meeting, the parties agreed that the transaction would be structured as a stock-for-stock merger, although the exchange ratio had not yet been established. The parties also agreed that the merger agreement would contain customary representations and covenants, and that the representations would not survive after the effective time. The parties discussed the circumstances under which a break-up fee would be paid if the merger agreement were terminated and discussed many of the other details of the proposed transaction.

     At the November 17 meeting, the parties also discussed whether the approval of the Alaska Public Utilities Commission would be needed for the merger, and whether this depended upon whether Seagull or OEI survived the merger. Later that day and on the following day, lawyers for Seagull and OEI discussed this issue with Alaska counsel and concluded that it was advantageous for Seagull to survive the merger, but that the approval of the Alaska Public Utilities Commission would likely be required.

     On November 18, 1998, Seagull delivered to OEI and its counsel a preliminary draft of a merger agreement prepared by Seagull's counsel. This draft reflected the discussions that the parties had at the November 17 meeting.

     During the period of November 18 through 24, 1998, representatives of the two companies, including their respective financial advisors, counsel and accountants, held several due diligence meetings covering properties and prospects, engineering, financial, legal, tax and accounting matters and held numerous additional meetings to complete their respective factual investigations, to resolve open issues and to finalize the documentation relating to the merger. During the negotiation of the merger agreement, no new substantive issues were raised, but the specific wording of the merger agreement was finalized.

     November 20 Board Meetings. Beginning on November 20, Seagull and OEI sent updated and more specific materials to their Boards regarding the proposed merger, including copies of the draft merger agreement and financial analyses. On November 22, 1998, the OEI Board held a special meeting with OEI's management, counsel and financial advisors. At this meeting, the OEI Board received presentations regarding due diligence results, the terms of the merger agreement and a financial overview of the combined company.

     On the same day, the Seagull Board also held a special meeting with Seagull's management, counsel and financial advisors. At this meeting, the Seagull Board received presentations regarding due diligence results, the terms of the merger agreement and a financial overview of the combined company.

     Finalizing Engagement Letters. On November 24, 1998, OEI entered into engagement letters with Lehman Brothers and J.P. Morgan to formalize its arrangement with these firms in their capacity as financial advisors in evaluating the merger.

     On November 24, 1998, Seagull amended its engagement letters with Merrill Lynch and Warburg Dillon Read to document the arrangement with respect to compensation for serving as financial advisor in connection with the merger.

     OEI Board Meeting to Approve the Merger. On November 24, 1998, the OEI Board of Directors continued the special meeting that had begun on November 20. To prepare for this meeting, directors were provided due diligence materials prepared by counsel and a report prepared by Lehman Brothers and J.P. Morgan addressing, among other things, the relative contributions of the two companies, various valuation analyses, the strategic rationale for the proposed combination of Seagull and OEI, projected financial and operating data for Seagull and OEI, the operating and financial effects of the proposed combination and financial and credit considerations.

     At the OEI Board meeting, senior management and counsel gave a detailed presentation of the terms and structure of the proposed merger and related transactions, and both Lehman Brothers and J.P. Morgan made a presentation regarding the proposed merger. The financial advisor presentations included a summary of the terms and structure of the merger, the results of the due diligence investigations, an expected timetable for completion of the merger and considerations supporting Lehman Brothers' and J.P. Morgan's opinions to the OEI Board as summarized under "-- Opinions of OEI's Financial Advisors."

     At the same time that the OEI Board was meeting, the Seagull Board was holding a special meeting at a different location in Houston. During the meetings, Mr. Hackett and Mr. Flores left the meetings briefly so that they could discuss the exchange ratio and the amount of the termination fees by telephone. It was agreed during that telephone conversation that the exchange ratio should be one share of Seagull common stock for each share of OEI common stock.

     Also at this meeting, each of Lehman Brothers and J.P. Morgan delivered its oral opinion to the OEI Board to the effect that the exchange ratio offered to OEI's common stockholders in the merger is fair to such stockholders from a financial point of view. After such presentations and a discussion and consideration of the factors described under "-- Reasons for the Merger -- OEI," the OEI Board of Directors approved the merger. OEI's financial advisors later confirmed their opinions in writing as of November 24, 1998.

     Seagull Board Meeting to Approve the Merger. On November 24, 1998, the Seagull Board held a special meeting to consider the merger. To prepare for this meeting, directors were provided due diligence materials prepared by Seagull and a financial analysis of the combined company prepared by Seagull's management, Merrill Lynch and Warburg Dillon Read. At this meeting, senior management and counsel presented a detailed discussion of the terms and structure of the proposed merger and related transactions, including the exchange ratio discussed by Mr. Hackett and Mr. Flores by telephone during the meeting, and both Merrill Lynch and Warburg Dillon Read made a presentation regarding the proposed merger. The presentations included the considerations supporting Merrill Lynch's and Warburg Dillon Read's opinions to the Seagull Board as summarized under "-- Opinions of Seagull's Financial Advisors."

     In addition, each of Merrill Lynch and Warburg Dillon Read delivered its oral opinion to the Seagull Board that the exchange ratio offered to OEI's stockholders was fair to Seagull's shareholders, from a financial point of view. After such presentations and a discussion and consideration of the factors described under "-- Reasons for the Merger -- Seagull," the Seagull Board of Directors approved the merger. Seagull's financial advisors later confirmed their opinions in writing as of November 24, 1998.

     Signing the Voting Agreements. Immediately prior to the execution of the merger agreement, Mr. Brock, Mr. Flores and the Flores Family Limited Partnership each entered into a voting agreement with Seagull. Under these voting agreements, each of these stockholders agreed to vote in favor of the merger.

     At the same time, Mr. Galt, Mr. Hackett and The Prudential Insurance Company of America each entered into a voting agreement with OEI. Under these voting agreements, each of these shareholders agreed to vote in favor of the merger.

     Signing the Merger Agreement. Following the November 24 special meetings of the OEI and Seagull Boards of Directors, Seagull and OEI signed the merger agreement. On November 25, 1998, the parties issued a press release announcing that they had entered into the merger agreement.

REASONS FOR THE MERGER -- OEI

     At its November 24 meeting, the OEI Board approved the merger. All of the directors that were present at the meeting voted in favor of the merger.

     The OEI Board believes that the merger agreement and the terms of the merger are fair to, and in the best interests of, OEI and the OEI stockholders. Therefore, the OEI Board recommends that the stockholders of OEI vote FOR adoption of the merger agreement.

     In reaching its recommendation, the OEI Board consulted with OEI's management, as well as its financial and legal advisors, and considered the following material factors:

     - the opportunity to realize $45 million in annual cost savings through the merger, including through the consolidation of the corporate headquarters of the two companies and the elimination of duplicative staff and expenses;

     - the merger will be accretive on a cash flow basis to the OEI stockholders in 1999 and 2000, taking into account such cost savings;

     - the merger would increase the percentage of OEI's gas reserves from approximately 50% of total oil and gas reserves to approximately 57% for the combined company;

     - that the combined company would have an advantageous balance of domestic and international reserves, with approximately 69% of New Ocean's proved reserves located in North America and the remaining 31% located internationally;

     - that after the merger New Ocean will have an improved balance sheet and greater financial flexibility and access to capital than OEI had on a stand alone basis, which OEI management believes will result in improved liquidity and lower cost of funding than OEI had on a stand alone basis;

     - the continued involvement of key members of OEI management in the management of the combined company, including James C. Flores as Chairman of the Board, James L. Dunlap as Vice Chairman and Robert K. Reeves as Executive Vice President and General Counsel;

     - that OEI would designate the majority of the members of the New Ocean Board of Directors;

     - that the combined company would be among the ten largest independent oil and gas companies based on production and proved reserves;

     - that the combined company would have a larger capital base and greater financial strength than OEI on a stand alone basis;

     - that OEI management believes that the larger production base and capitalization will provide benefits not available to OEI, individually, including the potential for strategic acquisitions and improved market valuations comparable to other large independent oil and gas companies;

     - the structure of the merger, which would permit the holders of OEI common stock to exchange all of their shares for shares of New Ocean common stock in a tax-free transaction for federal income tax purposes;

     - that the merger would be structured as a purchase transaction for accounting purposes, which would enable the combined company to more easily sell some of its assets after the merger. By comparison, a pooling transaction would restrict the combined company's flexibility to sell assets after the merger;

     - the opinions of Lehman Brothers and J. P. Morgan to the OEI Board that as of such date the exchange ratio to be offered to OEI stockholders in the merger was fair to such stockholders from a financial point of view. A copy of the opinions are included as Annex B and C hereto and should be read carefully and in their entirety.

     In reaching the decision to recommend the merger to its stockholders, the OEI Board also considered a number of additional factors, including:

     - its discussions with OEI's management concerning the results of OEI's investigation of Seagull;

     - the strategic, operational and financial opportunities available to OEI in the normal course of its business compared to those that might be available following the merger;

     - the historical and current market prices of OEI common stock and Seagull common stock; and

     - the proposed structure of the transaction and the other terms of the merger agreement and related agreements.

     The OEI Board also considered certain risks and potential disadvantages associated with the merger, including:

     - the risk that the operations of the two companies may not be successfully integrated;

     - the risk that anticipated cost savings may not be realized to the degree anticipated;

     - the risk that the merger might not be completed as a result of a failure to satisfy the conditions to the merger agreement; and

     - other matters described under "Risk Factors."

     In the judgment of the OEI Board, the potential benefits of the merger outweigh these considerations. The foregoing discussion of the information and factors that were given weight by the OEI Board is not intended to be exhaustive, but it is believed to include all material factors considered by the OEI Board.

     In view of the variety of factors considered in connection with its evaluation of the proposed merger and the terms of the merger agreement, the OEI Board did not believe it was practicable to quantify or assign relative weights to the factors considered in reaching its conclusion. In addition, individual OEI directors may have given different weights to different factors.

     In considering the recommendation of the OEI Board with respect to the merger, OEI stockholders should be aware that certain officers and directors of OEI have interests in the merger that are different from the interests of OEI stockholders generally. The OEI Board was aware of these interests and considered them in approving the merger and merger agreement. Please refer to "The Merger -- Interests of Certain Persons in the Merger" for more information about these interests.

REASONS FOR THE MERGER -- SEAGULL

     At its November 24 meeting, the Seagull Board unanimously approved the merger agreement and recommended that the Seagull shareholders approve the merger agreement. The Seagull Board believes that the merger agreement and the terms of the merger are fair to, and in the best interests of, Seagull and the Seagull shareholders. Therefore, the Seagull Board recommends that Seagull's shareholders vote FOR approval of the merger agreement.

     In reaching its recommendation, the Seagull Board consulted with Seagull's management, as well as its financial and legal advisors, and considered the following material factors:

     - that the combined entity would be among the ten largest independent oil and gas companies based on production and proved reserves;

     - that the combined company would have a larger capital base than Seagull on a stand alone basis;

     - that Seagull management believes that the larger production base and capitalization will provide benefits including the potential for strategic acquisitions and improved market valuations comparable to those of other large independent oil and gas companies;

     - that the combined company would have an advantageous balance of domestic and international reserves, with approximately 69% of New Ocean's proved reserves located in North America and the remaining 31% located internationally;

     - that the combined company would have a more balanced mix of oil and gas reserves than Seagull, with a reserve mix of 57% gas and 43% oil;

     - the opportunity to realize $45 million in annual cost savings through the merger, including through the consolidation of the corporate headquarters of the two companies and the elimination of duplicative staff and expenses;

     - the fact that the merger will have a neutral effect on cash flow to the Seagull shareholders in 1999 and would increase cash flow in 2000, taking into account the expected cost savings;

     - the continued involvement of key members of Seagull management in the management of the combined company, including James T. Hackett as President and Chief Executive Officer and William L. Transier as Executive Vice President and Chief Financial Officer;

     - that Seagull would designate seven of the fifteen members of the New Ocean Board of Directors;

     - that the Seagull Board had previously determined that a strategic combination resulting in a larger company was necessary for Seagull to compete effectively in the current oil and gas environment. After reviewing the merits of other potential transactions, the Seagull Board believed that the merger was the most attractive alternative available to Seagull for achieving its strategic objectives;

     - the structure of the merger, which will be a tax-free transaction for federal income tax purposes;

     - that the merger would be structured as a purchase transaction for accounting purposes, which would enable the combined company to more easily sell some of its assets after the merger. By comparison, a pooling transaction would restrict the combined company's flexibility to sell assets after the merger;

     - the opinions of Merrill Lynch and Warburg Dillon Read to the Seagull Board of Directors that as of the date of the opinions, the exchange ratio was fair to the Seagull shareholders from a financial point of view. A copy of the opinions are included as Annex D and E hereto and should be read carefully and in their entirety.

     In reaching its decision to recommend the merger to its shareholders, the Seagull Board also considered a number of additional factors, including:

     - its discussions with Seagull's management concerning the results of Seagull's investigation of OEI;

     - the strategic, operational and financial opportunities available to Seagull in the normal course of its business compared to those that might be available following the merger;

     - the possibility of alternative strategic transactions with other merger partners;

     - the historical and current market prices of Seagull common stock and OEI common stock; and

     - the proposed structure of the transaction and the other terms of the merger agreement and related agreements.

     The Seagull Board also considered certain risks and potential disadvantages associated with the merger, including:

     - the increased levels of debt and interest costs that the combined company would have compared to Seagull on a stand-alone basis;

     - the risk that the operations of the two companies may not be successfully integrated;

     - the fact that OEI would designate a majority of the directors of the combined company;

     - the risk that expected cost savings may not be realized to the degree anticipated;

     - the risk that the merger might not be completed as a result of a failure to satisfy the conditions to the merger agreement; and

     - other matters described under "Risk Factors."

In the judgment of the Seagull Board, the potential benefits of the merger outweigh these considerations. The foregoing discussion of the information and factors that were given weight by the Seagull Board is not intended to be exhaustive, but it is believed to include all material factors considered by the Seagull Board.

     In view of the variety of factors considered in connection with its evaluation of the proposed merger and the terms of the merger agreement, the Seagull Board did not deem it practicable to quantify or assign relative weights to the factors considered in reaching its conclusion. In addition, individual Seagull directors may have given different weights to different factors.

     In considering the recommendation of the Seagull Board with respect to the merger, Seagull shareholders should be aware that certain officers and directors of Seagull have interests in the merger that are different from the interests of Seagull shareholders generally. The Seagull Board was aware of these interests and considered them in approving the merger and merger agreement. Please refer to "The Merger -- Interests of Certain Persons in the Merger" for more information about these interests.

OPINIONS OF OEI'S FINANCIAL ADVISORS

OPINION OF LEHMAN BROTHERS

     Lehman Brothers acted as OEI's financial advisor in connection with the merger. OEI instructed Lehman Brothers, in its role as a financial advisor, to evaluate the fairness, from a financial perspective, of the exchange ratio offered to the OEI stockholders in the merger. On November 24, 1998, Lehman Brothers delivered its oral and written opinion to the OEI Board, to the effect that, as of such date and based upon and subject to certain matters stated therein, from a financial point of view, the exchange ratio offered to OEI's stockholders in the merger was fair to such stockholders.

     THE FULL TEXT OF THE LEHMAN BROTHERS' FAIRNESS OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, FACTORS CONSIDERED AND LIMITATIONS UPON THE REVIEW UNDERTAKEN BY LEHMAN BROTHERS IN RENDERING ITS OPINION, IS INCLUDED AS ANNEX B TO THIS JOINT PROXY STATEMENT/PROSPECTUS, AND IS INCORPORATED HEREIN BY REFERENCE. THE FOLLOWING SUMMARY OF THE MATERIAL PROVISIONS OF LEHMAN BROTHERS' FAIRNESS OPINION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SUCH OPINION. OEI STOCKHOLDERS ARE URGED TO READ THE LEHMAN BROTHERS OPINION IN ITS ENTIRETY.

     No limitations were imposed by OEI on the scope of Lehman Brothers' investigation or the procedures to be followed by Lehman Brothers in rendering its opinion. The form and amount of the consideration to be received by OEI's stockholders in the merger was determined through arm's-length negotiations between the parties. In arriving at its opinion, Lehman Brothers did not ascribe a specific range of values to OEI or Seagull but made its determination as to the fairness of the exchange ratio on the basis of the financial and comparative analyses described below. Lehman Brothers' opinion is for the use and benefit of the OEI Board and was rendered to the OEI Board in connection with its consideration of the merger. Lehman Brothers' opinion does not constitute a recommendation to any OEI stockholder as to how such stockholder should vote with respect to the merger. Lehman Brothers was not requested to opine as to, and its opinion does not address, OEI's underlying business decision to proceed with the merger. In addition, the Lehman Brothers opinion does not address the prices at which shares of New Ocean common stock actually will trade following the merger.

     In arriving at its opinion, Lehman Brothers reviewed and analyzed the following:

     - the merger agreement and the specific terms of the merger, including the provisions therein relating to corporate governance and management of New Ocean following the merger;

     - such publicly available information concerning OEI and Seagull that Lehman Brothers believed to be relevant to its analysis, including, without limitation, each of the periodic reports and proxy statements filed by OEI and Seagull since January 1, 1998, including the audited and unaudited financial statements included in such reports and statements;

     - financial and operating information with respect to the respective businesses, operations and prospects of OEI and Seagull furnished to Lehman Brothers by OEI and Seagull, including financial projections based on the respective business plans of OEI and Seagull and, in particular,

      (a) certain estimates of proved and non-proved reserves,

      (b) projected annual production of such reserves in certain domestic and international areas and

      (c) the amounts and timing of the cost savings and operating synergies expected to result from a combination of the businesses of OEI and Seagull;

     - a trading history of the OEI common stock from March 31, 1998 to the present and a comparison of that trading history with those of other companies that it deemed relevant, including Seagull;

     - a trading history of the Seagull common stock from March 31, 1998 to the present and a comparison of that trading history with those of other companies that Lehman Brothers deemed relevant, including OEI;

     - a comparison of the historical financial results and present financial condition of OEI with those of other companies that Lehman Brothers deemed relevant;

     - a comparison of the historical financial results and present financial condition of Seagull with those of other companies that Lehman Brothers deemed relevant;

     - the potential pro forma impact of the merger on OEI, including the cost savings and operating synergies expected by the managements of OEI and Seagull to result from a combination of the businesses of OEI and Seagull;

     - a comparison of the financial terms of the merger with the financial terms of certain other transactions that Lehman Brothers deemed relevant; and

     - the relative contributions on a pro forma basis of OEI and Seagull to the financial condition and results of operations of New Ocean.

     In addition, Lehman Brothers had discussions with the senior managements of OEI and Seagull concerning their respective businesses, operations, financial conditions, assets, reserves, production profiles, exploration programs and prospects and the cost savings, operating synergies and strategic benefits expected by the managements of OEI and Seagull to result from a combination of the businesses of OEI and Seagull. Lehman Brothers also undertook such other studies, analyses and investigations as it deemed appropriate.

     In arriving at its opinion, Lehman Brothers assumed and relied upon the accuracy and completeness of the financial and other information used by Lehman Brothers without assuming any responsibility for independent verification of such information. Lehman Brothers also relied upon the assurances of managements of OEI and Seagull that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. Upon the advice of OEI and Seagull, Lehman Brothers assumed that the financial projections for OEI, Seagull and New Ocean, including the cost savings and operating synergies expected to result from a combination of the businesses of OEI and Seagull, had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the managements of OEI and Seagull, as to the future financial performance of OEI, Seagull and New Ocean, and that each of OEI and Seagull on a stand alone basis would perform, and New Ocean will perform, substantially in accordance with such projections. In arriving at its opinion, Lehman Brothers did not conduct a physical inspection of the properties and facilities of OEI or Seagull and did not make or obtain from third parties any evaluations or appraisals of the assets or liabilities of OEI or Seagull. Upon the advice of OEI and its legal and accounting advisors, Lehman Brothers assumed that the merger will qualify as a tax-free reorganization for U.S. federal income tax purposes. Lehman Brothers' opinion necessarily is based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of its opinion.

     In connection with rendering its opinion, Lehman Brothers performed certain financial, comparative and other analyses as described below. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial and comparative analysis and the application of those methods to the particular circumstances. As a result fairness opinions are not readily susceptible to summary description. Furthermore, in arriving at its opinion, Lehman Brothers did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Lehman Brothers believes that its analyses must be considered as a whole and that considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its opinion. In performing its analyses, Lehman Brothers made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of OEI or Seagull. Any estimates contained in the analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth therein. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

Valuation Analyses

     The various valuation methodologies noted above and the implied exchange ratios derived therefrom are included in the following table. This table should be read together with the more detailed descriptions set forth below. In particular, in applying the various valuation methodologies to the particular businesses, operations and prospects of OEI and Seagull, and the particular circumstances of the merger, Lehman Brothers made qualitative judgments as to the significance and relevance of each analysis. In addition, Lehman Brothers made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of OEI or Seagull. Accordingly, the methodologies and the implied exchange ratios derived therefrom set forth in the table must be considered as a whole and in the context of the narrative description of the financial analyses, including the assumptions underlying these analyses. Considering the implied exchange ratios set forth in the table without considering the full narrative description of the financial analyses, including the assumptions underlying these analyses, could create a misleading or incomplete view of the process underlying, and conclusions represented by, Lehman Brothers' opinion.

                                                                                     IMPLIED
                                            SUMMARY DESCRIPTION OF VALUATION        EXCHANGE
         VALUATION METHODOLOGY                         METHODOLOGY                 RATIO RANGE
         ---------------------              --------------------------------       -----------
Net Asset Value Analysis...............  Net present valuation, using selected     0.79 - 1.17
                                         hydrocarbon pricing scenarios and
                                         discount rates, of the future pretax
                                         cash flows that both companies could be
                                         expected to generate from their proved,
                                         probable and possible reserves
Going Concern Analysis.................  Net present valuation of management       0.89 - 1.01
                                         projections of pretax cash flows using
                                         selected discount rates and terminal
                                         value EBITDE multiples
Comparable Acquisition Analysis........  Market valuation benchmark based on       0.97 - 1.03
                                         consideration paid in selected
                                         comparable transactions
Comparable Company Trading Analysis....  Market valuation benchmark based on the   1.02 - 1.07
                                         common stock trading multiples of
                                         selected comparable companies
Historical Common Stock Trading          Analysis of the relative daily            0.78 - 1.16
  Analysis.............................  historical closing prices of each company over selected time periods
Contribution Analysis..................  Measures relative contribution of each    0.93 - 1.09
                                         company to the combined company total
                                         for various measures such as EBITDE,
                                         discretionary cash flow, reserves and
                                         production
The exchange ratio in the merger.......                                                   1.00

     Net Asset Value Analysis. Lehman Brothers estimated, at a range of discount rates, the present value of the future pretax cash flows that OEI could be expected to generate from OEI's proved, probable and possible reserves as of October 1, 1998 based on reserve, production and production cost estimates provided by OEI management. Lehman Brothers added to such estimated values for proved, probable and possible reserves assessments of the value of certain other assets and liabilities of OEI, including other land and acreage, seismic inventory, net operating loss carryforwards, working capital and the market value of debt under two oil and gas price scenarios. These assessments were made by Lehman Brothers based on information provided by OEI's management and on various industry benchmarks and assumptions provided by and discussed with Seagull management.

     Lehman Brothers estimated the present value of the future pretax cash flows that Seagull could be expected to generate from proved, probable and possible reserves as of October 1, 1998 based on reserve, production and production cost estimates and a range of discount rates, provided by Seagull management and discussed with OEI management. Lehman Brothers added to such estimated values for proved, probable and possible reserves assessments of the value of certain other assets and liabilities of Seagull, including Seagull's ENSTAR Alaska business unit, other land and acreage, seismic inventory, net operating loss carryforwards, working capital and the market value of debt under the pricing scenarios. These assessments were made by Lehman Brothers based on information provided by Seagull's management and on various industry benchmarks and assumptions provided by and discussed with OEI management.

     The Net Asset Value Analysis resulted in implied exchange ratio ranges of
0.79 to 0.99 and 1.01 to 1.17, depending upon the oil and gas price assumptions used.

     Going Concern Analysis. Lehman Brothers prepared pretax cash flow models for both OEI and Seagull utilizing information and projections provided by both companies. With respect to the pretax cash flow of OEI, Lehman Brothers used discount rates of 10% to 14% and terminal value EBITDE multiples of 6.0 to 7.0. With respect to the pretax cash flow of Seagull, Lehman Brothers used discount rates of 10% to 14% and terminal value EBITDE multiples of 4.5 to 5.5. The discount rates for both companies were based on Lehman Brothers' review of the financial terms of similar transactions involving U.S. and international exploration and production companies. The terminal value multiples were selected based on the current trading multiples of similar publicly traded companies to OEI and Seagull and the multiples from recent acquisitions of similar assets and companies.

     This methodology yielded valuation ranges for OEI and Seagull that implied an exchange ratio range of 0.89 to 1.01.

     Comparable Acquisition Analysis. With respect to OEI and Seagull, Lehman Brothers reviewed certain publicly available information on selected domestic U.S. and international exploration and production company transactions which were announced from July of 1996 to October of 1998 including, but not limited to, Kerr-McGee/Oryx, Atlantic Richfield/Union Texas, OEI/United Meridian, Sonat Inc./Zilkha Energy Company, Pioneer Natural Resources Company/Chauvco Resources Ltd., Burlington Resources Inc./Louisiana Land and Exploration Company, Parker & Parsley Petroleum Company/Mesa, Inc. and Seagull/Global Natural Resources. For each transaction, Lehman Brothers calculated an enterprise transaction value multiple based on different statistics of the target company, including:

     - EBITDE during the latest twelve month period prior to announcement of the transaction;

     - proved oil and gas reserves; and

     - after-tax SEC Value.

     The enterprise transaction value multiples were applied to OEI's and Seagull's data points for each of the three above-mentioned statistics and adjusted for the market value of total debt less cash and cash equivalents to calculate an implied range of equity value. In addition, Lehman Brothers calculated for each transaction an equity transaction value multiple based on the target company's discretionary cash flow during the latest twelve month period prior to announcement of the transaction. The multiples were applied to both OEI's and Seagull's 1998 estimated discretionary cash flow to again calculate an implied range of equity value.

     The comparable acquisition analysis resulted in an implied exchange ratio range of 0.97 to 1.03. However, because the market conditions, rationale and circumstances surrounding each of the transactions analyzed were specific to each transaction and because of the inherent differences between the businesses, operations and prospects of OEI and Seagull and the companies involved in the comparable transactions analyzed, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis. Accordingly, Lehman Brothers also made qualitative judgments concerning differences between the characteristics of these transactions and the merger that would affect the equity values of OEI and Seagull and such other companies.

     Comparable Company Trading Analysis. With respect to OEI, Lehman Brothers reviewed the public stock market trading multiples for selected large-capitalization domestic U.S. and international independent exploration and production companies, including, but not limited to, Anadarko Petroleum Corporation, Apache Corporation, Burlington Resources Inc., Enron Oil & Gas Company, Kerr-McGee, pro forma for its merger with Oryx Energy Company, Noble Affiliates, Pioneer Natural Resources Company, Pennzoil Company, pro forma for the spin-off of its motor oil and refined products marketing operations, Union Pacific Resources and Vastar. Using publicly available information, Lehman Brothers calculated and analyzed the common equity market value multiples of certain projected financial criteria based upon published analyst estimates, such as net income and discretionary cash flow. Lehman Brothers also calculated and analyzed the adjusted capitalization multiples of certain historical and projected financial criteria based upon published analyst estimates, such as EBITDE and proved reserves of oil and gas equivalent barrels. The adjusted capitalization of each company was obtained by adding long-term debt to the sum of the market value of its common equity, the value of its preferred stock based upon its market value if publicly traded and its liquidation value if privately held, and the book value of any minority interest minus the cash balance.

     With respect to Seagull, Lehman Brothers reviewed the public stock market trading multiples for selected large-capitalization and mid-capitalization domestic U.S. and international independent exploration and production companies, including those companies mentioned above in connection with the OEI analysis, as well as Barrett Resources, Belco Oil & Gas, Devon Energy, EEX, Louis Dreyfus, Mitchell Energy, Newfield Exploration, Nuevo Energy, Pogo Producing, Santa Fe Energy and Vintage Petroleum. Using publicly available information, Lehman Brothers calculated and analyzed the common equity market value multiples of certain projected financial criteria, such as net income and discretionary cash flow. Lehman Brothers also calculated and analyzed the adjusted capitalization multiples of certain historical and projected financial criteria based upon published analyst estimates, such as EBITDE and proved reserves of oil and gas equivalent barrels. The adjusted capitalization of each company was obtained by adding long-term debt to the sum of the market value of its common equity, the value of its preferred stock, based upon its market value if publicly traded and its liquidation value if privately held, and the book value of any minority interest minus the cash balance.

     This methodology yielded an implied exchange ratio range of 1.02 to 1.07. However, because of the inherent differences between the businesses, operations and prospects of OEI and Seagull and the companies included in the comparable company groups, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis. Accordingly, Lehman Brothers also made qualitative judgments concerning differences between the financial and operating characteristics of OEI and Seagull and companies in the comparable company groups that would affect the public trading values of OEI and Seagull and such comparable companies.

     Historical Common Stock Trading Analysis. Lehman Brothers reviewed the daily historical closing prices of the OEI and Seagull common stock for the period from March 31, 1998 to November 20, 1998. Lehman Brothers analyzed the ratio of the November 20, 1998 closing share price for OEI to the corresponding closing share price of Seagull. In addition, Lehman Brothers reviewed the ratio of the closing share prices for OEI and Seagull based on 10, 20, 30, 60 and 90 trading day averages, respectively, as of November 20, 1998. Based on the 30 and 60 day average closing share prices of the OEI and Seagull common stock, this analysis implied an exchange ratio range of 0.97 to 1.01.

  Contribution Analysis

     Lehman Brothers analyzed the relative EBITDE and discretionary cash flow contributions of OEI and Seagull to New Ocean based on projected financial data provided by OEI and Seagull and assuming no cost savings or synergies for the years 1998 to 2000. The analysis indicated that OEI will contribute approximately 60.6% to 63.4% of New Ocean's annual EBITDE and 62.6% to 63.1% of New Ocean's annual discretionary cash flow for the years 1998 to 2000. Lehman Brothers also analyzed the relative contributions of OEI and Seagull to New Ocean's estimated proved reserves of oil and gas equivalent barrels as of December 31, 1998 and to New Ocean's estimated total 1998 oil and gas production. The analysis indicated that OEI will contribute approximately 59.8% to New Ocean's estimated proved reserves of oil and gas equivalent barrels as of December 31, 1998 and 61.6% to New Ocean's estimated total 1998 oil and gas production. OEI stockholders will receive approximately 61.5% of New Ocean's equity.

  Pro Forma Merger Consequences Analysis

     Lehman Brothers prepared a pro forma merger model which incorporates OEI's and Seagull's financial projections based on certain assumptions and merger-related adjustments for the years 1998 through 2000. The model also incorporates the companies' estimates of future cost savings and synergies resulting from the merger. Lehman Brothers then compared the earnings and discretionary cash flow of

OEI on a standalone basis to the earnings and discretionary cash flow attributable to OEI's respective interests in pro forma New Ocean. The analysis indicated that the merger will be accretive to OEI's discretionary cash flow per share in 1999 and roughly neutral to OEI's discretionary cash flow per share in 2000.

     Lehman Brothers is an internationally recognized investment banking firm engaged in, among other things, the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The OEI Board selected Lehman Brothers because of its expertise, reputation and familiarity with OEI in particular and the oil and gas industry in general and because its investment banking professionals have substantial experience in transactions comparable to the merger.

     Pursuant to the terms of an engagement letter agreement, dated November 18, 1998, between Lehman Brothers and OEI, OEI paid Lehman Brothers a fee of $500,000 upon delivery of its opinion and has agreed to pay an additional fee of $4,500,000 upon the successful completion of the merger. In addition, if the merger agreement is terminated under circumstances pursuant to which a termination fee is paid to OEI, OEI has agreed to pay Lehman Brothers a fee of $2,500,000 for its services. OEI has also agreed to reimburse Lehman Brothers for its reasonable expenses incurred in connection with its engagement, and to indemnify Lehman Brothers and certain related persons against certain liabilities in connection with its engagement. Lehman Brothers has previously rendered financial advisory and investment banking services to OEI, for which it has received customary compensation. These include advising OEI in connection with its merger in March 1998 with United Meridian Corporation, co-lead managing OEI's common stock offering in November 1997, co-managing OEI's high-yield debt offering in June 1997 and co-managing OEI's debt offering in July 1998. Lehman Brothers also has performed various investment banking services for Seagull in the past and has received customary fees for such services.

     In the ordinary course of its business, Lehman Brothers actively trades in the debt and equity securities of OEI and Seagull for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

OPINION OF J.P. MORGAN SECURITIES INC.

     Pursuant to an engagement letter dated November 20, 1998, OEI retained J.P. Morgan as its financial advisor and to deliver a fairness opinion in connection with the proposed merger.

     At the meeting of the Board of Directors of OEI on November 24, 1998, J.P. Morgan rendered its oral opinion to the Board of Directors of OEI that, as of such date, the consideration to be received by OEI's stockholders in the proposed merger was fair from a financial point of view to such stockholders. J.P. Morgan has confirmed its November 24, 1998 oral opinion by delivering its written opinion to the OEI Board, dated November 24, 1998, to the same effect. No limitations were imposed by OEI's Board upon J.P. Morgan with respect to the investigations made or procedures followed by it in rendering its opinions.

     THE FULL TEXT OF THE WRITTEN OPINION OF J.P. MORGAN DATED NOVEMBER 24, 1998, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS ON THE REVIEW UNDERTAKEN, IS ATTACHED AS ANNEX C TO THIS JOINT PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. OEI'S STOCKHOLDERS ARE URGED TO READ THE OPINION IN ITS ENTIRETY. J.P. MORGAN'S WRITTEN OPINION IS ADDRESSED TO THE BOARD OF DIRECTORS OF OEI, IS DIRECTED ONLY TO THE CONSIDERATION TO BE RECEIVED IN THE MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER OF OEI AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE OEI SPECIAL MEETING. THE SUMMARY OF THE MATERIAL PROVISIONS OF THE OPINION OF J.P. MORGAN SET FORTH IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

     In arriving at its opinion, J.P. Morgan reviewed, among other things:

     - the merger agreement;

     - the audited financial statements of OEI and Seagull for the fiscal year ended December 31, 1997, and the unaudited financial statements of OEI and Seagull for the period ended September 30, 1998;

     - current and historical market prices of OEI's and Seagull's common stock;

     - certain publicly available information concerning the business of OEI and Seagull and of certain other companies engaged in businesses comparable to those of OEI and Seagull, and the reported market prices for certain other companies' securities deemed comparable;

     - publicly available terms of certain transactions involving companies comparable to OEI and Seagull and the consideration received for such companies;

     - the terms of other business combinations deemed relevant by J.P. Morgan;

     - certain internal financial analyses and forecasts prepared by OEI and Seagull and their respective managements, including

      (a) certain estimates of proved and non-proved oil and natural gas reserves,

      (b) projected annual production volumes of such reserves in certain domestic and international areas, and

      (c) the amount and timing of cost savings expected to result from the merger; and

     - certain agreements with respect to outstanding indebtedness or obligations of OEI and Seagull.

     J.P. Morgan also held discussions with certain members of the management of OEI and Seagull with respect to certain aspects of the merger, the past and current business operations of OEI and Seagull, the financial condition and future prospects and operations of OEI and Seagull, and certain other matters believed necessary or appropriate to J.P. Morgan's inquiry. In addition, J.P. Morgan reviewed such other financial studies and analyses and considered such other information as it deemed appropriate for the purposes of its opinion.

     J.P. Morgan relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or that was furnished to it by OEI and Seagull or otherwise reviewed by J.P. Morgan. J.P. Morgan has not assumed any responsibility or liability therefor. J.P. Morgan has not conducted any valuation or appraisal of any assets or liabilities, nor have any valuations or appraisals been provided to J.P. Morgan. In relying on financial analyses and forecasts provided to J.P. Morgan, J.P. Morgan has assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of OEI and Seagull to which such analyses or forecasts relate. With the consent of OEI, J.P. Morgan has also assumed that the merger will be tax-free for U.S. federal income tax purposes, and that the other transactions contemplated by the merger agreement will be consummated as described in the merger agreement.

     The projections furnished to J.P. Morgan for OEI and Seagull were prepared by the respective managements of each company. Neither OEI nor Seagull publicly discloses internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan's analysis of the merger, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections.

     J.P. Morgan's opinion was based on economic, market and other conditions as in effect and information made available to J.P. Morgan as of the date of its opinion. Subsequent developments may affect the J.P. Morgan opinion, and J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan expressed no opinion as to the price at which OEI's or Seagull's common stock will trade at any future time.

     In accordance with customary investment banking practices, J.P. Morgan employed generally accepted valuation methods in reaching its opinion. The following table summarizes some of the material financial analyses utilized by J.P. Morgan in conjunction with providing its opinion. These and other financial analyses performed by J.P. Morgan are described below. This table should be read with the more detailed descriptions set forth below.

VALUATION METHODOLOGY                                         OEI CONTRIBUTION
---------------------                                         ----------------
Historical Contribution Analysis............................    56.0%-61.0%
Forecast Contribution Analysis..............................    60.0%-63.0%
Public Trading Multiples....................................    60.5%-61.1%
Net Asset Value Analysis....................................    61.4%-63.6%
Going Concern Analysis......................................    59.6%-61.5%
OEI's stockholders' approximate continuing ownership
  position in New Ocean.....................................          61.5%

     Historical Contribution Analysis. J.P. Morgan reviewed and analyzed the relative historical contribution of both OEI and Seagull to a combined pro forma entity. The following financial performance measures were reviewed: market capitalizations on November 20, 1998 and the average for the 30 day period prior to November 20, 1998; earnings before interest, tax, depreciation, depletion, amortization, exploration and other non-cash expenses ("EBITDAX"); and after-tax operating cash flow, which was calculated as net income plus depreciation, depletion and amortization plus or minus other non-cash expenses or income ("CF"). In addition to these financial performance measures, J.P. Morgan also analyzed relative oil and gas reserves, production and SEC-10 values, which is a standardized measure of discounted future net cash flows relating to proved oil and gas reserves, as of December 31, 1997. J.P. Morgan observed that the relative contribution by OEI to a combined pro forma entity in the most recent full year would have been between 56% and 61% depending on the measure used. This fact and the other matters described hereunder contributed to J.P. Morgan's conclusion that 61.5% was a fair measure of OEI's contribution to New Ocean.

     Sharing of Future Benefits of the Merger. J.P. Morgan noted that because OEI's stockholders' continuing ownership position in New Ocean would be approximately 61.5%, such stockholders' share of the value created through the merger from the synergies plus potential for stock price to CF ("P/CF") multiple expansion would be approximately 1.6 times that of Seagull's shareholders.

     Forecast Contribution Analysis. J.P. Morgan reviewed and analyzed the forecast EBITDAX and after-tax operating cash flows for 1998, 1999 and 2000 for both OEI and Seagull. J.P. Morgan also reviewed and analyzed the projected production volumes for 1998 for both OEI and Seagull. J.P. Morgan observed that OEI was forecast to contribute between approximately 60% and 63% of the future EBITDAX and after-tax operating cash flow and approximately 61.8% of the production volumes of a combined entity. This, in addition to the share of OEI's stockholders in the benefit of the future synergies, estimated at $45 million per year by both companies' management, being approximately 1.6 times that of Seagull's shareholders, reinforced J.P. Morgan's belief that 61.5% was a fair measure of OEI's contribution to New Ocean.

     Public Trading Multiples. Using publicly available information, J.P. Morgan performed an analysis comparing OEI's and Seagull's current firm value to EBITDAX multiples ("FV/EBITDAX") and P/CF multiples to those of selected publicly traded companies engaged in businesses which J.P. Morgan judged to be analogous to New Ocean. The companies selected by J.P. Morgan were as follows:

- Anadarko Petroleum            - Pioneer Natural Resources
- Apache Corporation            - Santa Fe Energy
- Enron Oil & Gas               - Union Pacific Resources
- Noble Affiliates              - Vastar Resources

     This analysis implied a relative contribution from OEI to New Ocean of between 60.5% and 61.1%. Such analysis indicated that OEI was trading at a 28% discount to the median 1999 prospective P/CF multiple of the comparable companies listed above. J.P. Morgan's analysis indicated that if New Ocean were to be valued at prospective P/CF multiples comparable to the median prospective P/CF multiples of the comparable companies, there would be significant enhancement of value to the stockholders of OEI. J.P. Morgan pointed out that there could be no assurance that this value would be realized.

     Selected Transaction Analysis. Using publicly available information, J.P. Morgan examined publicly available terms of certain transactions involving companies comparable to OEI and Seagull and the consideration received for such companies. J.P. Morgan's analysis reinforced J.P. Morgan's belief that 61.5% was a fair measure of OEI's contribution to New Ocean.

     Net Asset Value Analysis. J.P. Morgan conducted a discounted cash flow analysis of the proved, probable, and possible reserves for the purpose of determining the fully diluted equity value per share for OEI's and Seagull's common stock. J.P. Morgan calculated the unlevered free cash flow that OEI and Seagull are expected to generate during fiscal years 1999 through 2014 based upon financial and engineering projections prepared by the management of OEI through the years ended 2014 and upon management projections adjusted by J.P. Morgan to reflect more moderate growth in revenues and lower operating margins during the 16-year period. The unlevered free cash flows of OEI were then discounted to present values using a range of discount rates from 9% to 11%, which were chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of OEI. The unlevered free cash flows of Seagull were then discounted to present values using a range of discount rates from 8% to 10%, which were chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of Seagull. The present value of the unlevered free cash flows and the range of terminal asset values of OEI and Seagull were then adjusted for OEI's and Seagull's other assets and liabilities including working capital and estimated 1998 fiscal year-end excess cash and total debt and in the case of Seagull its ENSTAR Alaska business unit. The net asset value analysis resulted in an implied contribution to New Ocean by OEI of between 61.4% and 63.6%.

     Going Concern Analysis. J.P. Morgan conducted a discounted cash flow analysis for OEI and Seagull utilizing calculated unlevered free cash flows based upon information and financial projections prepared by the management of both companies. J.P. Morgan used terminal value FV/EBITDAX multiples of between 6.0x to 6.8x and 5.0x to 6.0x for OEI and Seagull, respectively, based upon selected trading multiples of similar publicly traded companies for each company. J.P. Morgan discounted the OEI and Seagull unlevered free cash flows and terminal values to present values using 9% to 11% and 8% to 10%, respectively.

     The going concern analysis resulted in an implied contribution to New Ocean by OEI of between 59.6% and 61.5%.

     New Ocean Pro Forma Merger Analysis. J.P. Morgan analyzed the then-current pro forma New Ocean cash flow per share forecasts for 1999 and 2000 based on internal financial projections prepared by OEI and Seagull and their respective managements. The analysis showed, assuming synergies of $45 million per year, on an equivalent share basis, that the merger would be accretive to cash flow in 1999 and 2000 to OEI's stockholders.

     The summary set forth above is not a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the summary set forth above and their analyses must be considered as a whole and that selecting portions thereof, without considering all of its analyses, could create an incomplete view of the processes underlying its analyses and opinion. J.P. Morgan based its analyses on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry-specific factors. The other principal assumptions upon which J.P. Morgan based its analyses are set forth above under the description of each such analysis. J.P. Morgan's analyses are not necessarily indicative of actual values or actual future results that might be achieved, which values may be higher or lower than those indicated. Moreover, J.P. Morgan's analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold.

     As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. J.P. Morgan was selected to advise OEI and to deliver a fairness opinion with respect to the merger on the basis of such experience and its familiarity with OEI.

     For services rendered in connection with the merger and the delivery of its opinion, OEI has agreed to pay J.P. Morgan a fee of $5,000,000, of which $4,500,000 will be payable upon closing of the merger. In addition, if the merger agreement is terminated under circumstances pursuant to which a termination fee is paid to OEI, OEI has agreed to pay J.P. Morgan a fee of $3,000,000 for its services, less the amount paid to J.P. Morgan upon delivery of its opinion to OEI. OEI has also agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities.

     J.P. Morgan and its affiliates maintain banking and other business relationships with OEI and Seagull, for which it receives customary fees. In the ordinary course of their businesses, affiliates of J.P. Morgan may actively trade the debt and equity securities of OEI or Seagull for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

OPINIONS OF SEAGULL'S FINANCIAL ADVISORS

OPINION OF MERRILL LYNCH


     Seagull retained Merrill Lynch to act as its financial co-advisor in connection with the merger. At a meeting of the Seagull Board held on November 24, 1998, Merrill Lynch rendered its oral opinion to the Seagull Board that, as of such date and based upon and subject to the matters reviewed with the Seagull Board, the exchange ratio was fair from a financial point of view to holders of Seagull common stock. Merrill Lynch subsequently confirmed its oral opinion by delivery of its written opinion dated November 24, 1998.



     THE FULL TEXT OF THE WRITTEN OPINION OF MERRILL LYNCH IS ATTACHED AS ANNEX
D. THE DESCRIPTION OF MERRILL LYNCH'S OPINION SET FORTH IN THIS DOCUMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION. SHAREHOLDERS OF SEAGULL ARE URGED TO READ THE MERRILL LYNCH OPINION IN ITS ENTIRETY FOR A DESCRIPTION OF THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND THE QUALIFICATIONS AND LIMITATIONS OF THE REVIEW UNDERTAKEN BY MERRILL LYNCH IN RENDERING ITS OPINION.



     THE MERRILL LYNCH OPINION WAS PROVIDED TO THE SEAGULL BOARD FOR ITS INFORMATION AND ADDRESSES ONLY THE FAIRNESS FROM A FINANCIAL POINT OF VIEW OF THE EXCHANGE RATIO TO HOLDERS OF SEAGULL COMMON STOCK. IT DOES NOT ADDRESS THE MERITS OF THE UNDERLYING DECISION BY SEAGULL TO ENGAGE IN THE MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION TO SEAGULL'S SHAREHOLDERS AS TO HOW SUCH SHAREHOLDERS SHOULD VOTE ON THE APPROVAL OF THE MERGER OR ANY OTHER MATTER.

     Merrill Lynch's opinion was among several factors taken into consideration by the Seagull Board in making its determination to approve the merger agreement. Consequently, you should not view the Merrill Lynch analyses described below as determinative of the decision of the Seagull Board or Seagull's management with respect to the fairness of the exchange ratio.



     Merrill Lynch has consented to its opinion being set forth in Annex D, and to references being made to Merrill Lynch under the headings "Summary" and "The Merger" in this document.



     In arriving at its opinion, Merrill Lynch, among other things:


        - reviewed certain publicly available business and financial information relating to each of Seagull and OEI that Merrill Lynch deemed to be relevant;

        - reviewed historical reserve reports as of December 31, 1997 prepared by Seagull's independent petroleum engineers and updated reserve reports estimated as of December 31, 1998 prepared by Seagull;

        - reviewed reserve reports as of December 31, 1997 prepared by OEI's independent petroleum engineers and updated reserve reports as of October 1, 1998 and other projected reserve information prepared by OEI;

        - reviewed certain information, including financial forecasts of earnings, cash flow, assets, liabilities and prospects of OEI and Seagull, furnished to Merrill Lynch by OEI and Seagull, respectively, and considered additional financial forecasts relating to OEI prepared by Merrill Lynch with the cooperation of management of Seagull;

        - conducted discussions with members of senior management of OEI and Seagull concerning their respective businesses and prospects before and after giving effect to the merger;

        - reviewed the historical market prices and valuation multiples for the OEI common stock and Seagull common stock and compared them with those of other publicly traded companies that Merrill Lynch deemed to be relevant;

        - reviewed the results of operations of OEI and Seagull and compared them with those of publicly traded companies that Merrill Lynch deemed to be relevant;

        - compared the proposed financial terms of the merger with the financial terms of certain other transactions that Merrill Lynch deemed to be relevant;

        - reviewed the potential pro forma impact of the merger;

        - reviewed a draft of the merger agreement dated November 24, 1998; and

        - reviewed such other financial studies and analyses and took into account such other matters as Merrill Lynch deemed necessary, including Merrill Lynch's assessment of general economic, market and monetary conditions.

     In preparing its opinion, Merrill Lynch assumed that:

        - all information supplied to, reviewed by or discussed with Merrill Lynch, as well as all publicly available information, was accurate and complete;

        - the financial forecast information furnished to or discussed with Merrill Lynch by OEI or Seagull were reasonably prepared and reflected the best currently available estimates and judgments of the management of OEI and Seagull;

        - the reserve reports were reasonably prepared and reflect the best currently available estimates and judgments of OEI and Seagull and their respective petroleum engineers as to the companies' respective reserves, their future hydrocarbon production volume, and associated costs;

        - the merger will be accounted for as a purchase under generally accepted accounting principles;

        - the merger will qualify as a tax-free reorganization for U.S. federal income tax purposes; and

        - Seagull will adopt full-cost accounting principles with respect to its oil and gas operations and that any write-downs associated therewith have been reasonably prepared and reflect the best currently available estimates and judgment of the management of Seagull.

     Merrill Lynch did not:

        - assume any responsibility for independently verifying any information supplied to or otherwise made available to Merrill Lynch;

        - undertake an independent evaluation or appraisal of any of the assets or liabilities of OEI or Seagull;

        - receive any such evaluation or appraisal prepared by another party, other than the reserve reports; or

        - conduct any physical inspection of the properties or facilities of OEI or Seagull.


     Merrill Lynch's opinion was necessarily based upon market, economic and other conditions as they existed and could be evaluated and the information made available to Merrill Lynch as of November 24, 1998. Merrill Lynch was not asked to consider, and its opinion does not in any manner address, the price at which the New Ocean common stock will actually trade following consummation of the merger. Seagull did not impose any limitations on the scope of Merrill Lynch's analyses.



     The summary set forth below does not purport to be a complete description of the analyses underlying Merrill Lynch's opinion or the presentation made by Merrill Lynch to the Seagull Board. The preparation of a fairness opinion is a complex and analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, such opinion is not readily susceptible to partial analysis or summary description.



     In connection with rendering its opinion, Merrill Lynch performed a variety of financial analyses. In arriving at its opinion, Merrill Lynch did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Merrill Lynch believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all of its analyses, would create an incomplete view of the process underlying its opinion.



     Some of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses performed by Merrill Lynch, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Merrill Lynch.



     In performing its analyses, Merrill Lynch made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters. Many of these matters are beyond the control of Merrill Lynch, OEI or Seagull. The estimates contained in Merrill Lynch's analyses are inherently uncertain and are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, some of Merrill Lynch's methodologies include estimates of the value of businesses or securities. These estimates are not appraisals and are not intended to reflect the prices at which such businesses or securities might actually be sold.



     The following is a summary of the material analyses presented by Merrill Lynch to the Seagull Board when Merrill Lynch gave its opinion.

FINANCIAL AND RESERVE FORECASTS

     OEI and Seagull provided Merrill Lynch with their respective forecasted financial and reserve performance based upon a uniform energy price scenario. The oil price forecasts were based on the price per Bbl for WTI crude and the gas price forecasts were based on Henry Hub gas prices per Mcf. Adjustments were made by both Seagull and OEI to the oil and gas price forecasts to reflect location and quality differentials. The following table lists the assumed unadjusted oil and gas prices provided to Merrill Lynch by OEI and Seagull.

    YEAR                                                           OIL ($/BBL)   GAS ($/MCF)
    ----                                                           -----------   -----------
    1999........................................................     $15.00         $2.25
    2000........................................................      16.00          2.35
    2001........................................................      17.00          2.45
    2002........................................................      18.00          2.50
    Thereafter..................................................      18.00          2.50

     Production forecasts and associated production costs were supplied by OEI and Seagull for proved, probable and possible reserves. Operating expenses and maintenance capital expenditures necessary to lift and produce the proved, probable and possible reserves estimated in the companies' reserve reports were assumed to increase at a rate of 3% per annum through 2002. Adjustments were made to the assumptions underlying the OEI and Seagull financial forecasts to make such assumptions more comparable. U.S. Federal and State composite tax rates of 38.0% were assumed.

CONTRIBUTION ANALYSIS

     Using the forecasts described above for both OEI and Seagull for the years 1998 through 2000, Merrill Lynch compared the relative projected levels of discretionary cash flow for each company during this period as well as the relative level of estimated proved reserves as of December 31, 1998 and estimated production levels for the year ending December 31, 1999. Relative levels of discretionary cash flow, estimated proved reserves and estimated production were then used to develop estimated implied equity market value contributions to the combined company. The results of these analyses are set forth below.

                                                                  SEAGULL'S IMPLIED
                                                                    EQUITY MARKET
                          VALUATION BASIS                           CONTRIBUTION
                          ---------------                         -----------------
    1998 Discretionary Cash Flow (projected)....................        39.0%
    1999 Discretionary Cash Flow (projected)....................        41.1%
    2000 Discretionary Cash Flow (projected)....................        38.8%
    Estimated 1999 Production (projected).......................        34.6%
    Estimated Proved Reserves at December 31, 1998
      (projected)...............................................        40.8%
    Seagull's shareholders' approximate continuing ownership
      position in Seagull.......................................        38.5%

SEAGULL COMPARABLE COMPANY TRADING ANALYSIS

     Merrill Lynch reviewed and compared certain financial information, ratios and public market multiples to corresponding financial information, ratios and public market multiples for the following 11 publicly traded corporations in the oil and gas exploration, development and production industry:

- Barrett Resources        - Nuevo Energy
- Cross Timbers            - Pogo Producing
- Devon Energy             - Santa Fe Energy
- EEX Corporation          - Triton Energy
- Forcenergy               - Vintage Petroleum, Inc.
- Newfield Exploration

The foregoing companies were chosen because they are publicly traded companies with financial and operating characteristics which Merrill Lynch deemed to be similar to those of Seagull. Merrill Lynch calculated various financial ratios for these Seagull selected companies and compared them to those calculated for Seagull. The ratios for the Seagull selected companies were based on publicly available information, including estimates provided by Merrill Lynch research and the Institutional Brokers Estimate System ("IBES"). Merrill Lynch calculated the following financial ratios:

     - equity market value multiples of:

          - 1998 estimated discretionary cash flow ("DCF") and

          - 1999 estimated DCF; and

     - enterprise value multiples of:

          - 1998 estimated earnings before interest, taxes, depreciation, amortization and exploration expense ("EBITDE"),

          - 1999 estimated EBITDE,

          - proved reserves as of December 31, 1997 and

          - the value of future net cash flows from proved reserves before taxes discounted at 10% as filed with the SEC ("Pre-Tax SEC-10") at December 31, 1997.

     For purposes of these calculations, enterprise value means the market value of common and preferred equity plus book value of debt less cash.

     The following table shows the highest, lowest and mean, as well as the relevant range for the results of such calculations for the Seagull selected companies.

                                                                                    RELEVANT
                                                           HIGH     LOW    MEAN       RANGE
                                                           -----   -----   -----   -----------
    FINANCIAL MEASURE
    -----------------------------------------------------
    1998 DCF (projected).................................    8.2x    1.0x    5.9x   5.0x-6.5x
    1999 DCF (projected).................................    7.8x    0.7x    4.8x   4.0x-5.5x
    1998 EBITDE (projected)..............................   15.3x    4.6x    7.9x   6.0x-7.5x
    1999 EBITDE (projected)..............................    8.1x    3.6x    5.8x   5.0x-6.5x
    Reserve Value ($/Mcfe)...............................  $2.32   $0.38   $1.17   $1.00-$1.10
    1997 Pre-Tax SEC-10 Value............................   1.90x   0.68x   1.30x  1.10x-1.25x

     Using the foregoing multiple ranges, Merrill Lynch determined a range of implied composite enterprise values, which were adjusted for existing debt and working capital to arrive at a range of implied equity market values. The implied range of equity market values was used to derive the range of implied exchange ratios set forth below under "-- Valuation Comparison."

     None of the Seagull selected companies are identical to Seagull. Accordingly, an analysis of the results of the foregoing is not purely mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the Seagull selected companies and other factors that could affect the public trading value of the comparable companies or company to which they are being compared.

SEAGULL NET ASSET VALUE/DISCOUNTED CASH FLOW ANALYSIS

     Using a discounted cash flow analysis, Merrill Lynch calculated the present value of the after-tax future cash flows that Seagull could be expected to generate after January 1, 1999 based on Seagull's forecasts. The after-tax cash flows were discounted at the rates for both proved and unproved reserves set forth below for each indicated region.

                                                               DISCOUNT RATES
                                      -----------------------------------------------------------------
         RESERVE CLASSIFICATION       UNITED STATES     EGYPT     COTE D'IVOIRE    RUSSIA     INDONESIA
         ----------------------       -------------   ---------   -------------   ---------   ---------
    Proved..........................     8.0-10.0%     9.0-11.0%     9.0-11.0%    20.0-30.0%  10.0-15.0%
    Unproved........................    10.0-13.0%    10.5-13.5%    10.5-13.5%       NA          NA

     U.S. and international probable and international possible reserves were assigned risk factors which were then applied to unrisked after tax cash flows. The risk factors for probable reserves were 70% in the United States and 15% in Egypt and Cote d'Ivoire. Possible reserves were assigned a risk factor of 10% in Egypt and Cote d'Ivoire. Possible ("Exploratory") reserves in the U.S. were statistically risked by Seagull using probability of success ("P(s)") risk factors ranging from 25% to 35%.

     Merrill Lynch estimated Seagull's enterprise value by adding the risk-adjusted discounted after-tax cash flows generated by Seagull's proved, probable and possible reserves, as estimated by Seagull management, and Seagull's Alaskan gas utility operations ("ENSTAR") asset, which was valued by summing the present value of a 5-year forecast of projected free cash flows discounted at 8% to 10% and a terminal value based on a multiple of projected earnings before interest, taxes, depreciation and amortization ("EBITDA") of 6.5x to 7.5x also discounted at 8% to 10%. From this analysis, Merrill Lynch determined a range of implied enterprise values for Seagull, which were adjusted for existing debt and working capital to arrive at a range of implied equity market values. The implied range of equity market values was used to derive the range of implied exchange ratios set forth under "-- Valuation Comparison."

OEI COMPARABLE COMPANY TRADING ANALYSIS

     Merrill Lynch reviewed and compared certain financial information, ratios and public market multiples to corresponding financial information, ratios and public market multiples for the following nine publicly traded corporations in the oil and gas exploration, development and production industry:

- Anadarko Petroleum            - Pioneer Natural Resources
- Apache Corporation            - Union Pacific Resources
- Burlington Resources          - Unocal Corporation
- Enron Oil & Gas               - Vastar Resources
- Noble Affiliates

The foregoing companies were chosen because they are publicly traded companies with financial and operating characteristics which Merrill Lynch deemed to be similar to those of OEI. Merrill Lynch calculated various financial ratios for these OEI selected companies and compared them to those calculated for OEI. The ratios for the OEI selected companies were based on publicly available information, including estimates provided by Merrill Lynch research and IBES. Merrill Lynch calculated the following financial ratios:

     - equity market value multiples of:

          - 1998 estimated DCF and

          - 1999 estimated DCF; and

     - enterprise value multiples of:

          - 1998 estimated EBITDE,

          - 1999 estimated EBITDE,

          - proved reserves as of December 31, 1997; and

          - Pre-Tax SEC-10 at December 31, 1997.

     The following table shows the highest, lowest and mean, as well as the relevant range for, the results of such calculations for the OEI selected companies.

                                                                                       RELEVANT
                                                              HIGH     LOW    MEAN       RANGE
                                                              -----   -----   -----   -----------
    FINANCIAL MEASURE
    --------------------------------------------------------

    1998 DCF (projected)....................................   19.7x    3.6x    7.2x     4.0x-6.0x
    1999 DCF (projected)....................................   16.6x    3.8x    6.3x     4.0x-5.5x
    1998 EBITDE (projected).................................   18.7x    5.1x    8.2x     6.5x-7.5x
    1999 EBITDE (projected).................................   14.5x    4.8x    7.4x     5.5x-7.0x
    Reserve Value ($/Mcfe)..................................  $1.62   $0.77   $1.08   $1.10-$1.40
    1997 Pre-Tax SEC-10 Value...............................   2.09x   0.97x   1.39x   1.20x-1.60x

     Using the foregoing multiple ranges, Merrill Lynch determined a range of implied composite enterprise values, which were adjusted for existing debt and working capital to arrive at a range of implied equity market values. The implied range of equity market values was used to derive the range of implied exchange ratios set forth below under "-- Valuation Comparison."

     None of the OEI selected companies is identical to OEI. Accordingly, an analysis of the results of the foregoing is not purely mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the OEI selected companies and other factors that could affect the public trading value of the comparable companies or company to which they are being compared.

OEI NET ASSET VALUE/DISCOUNTED CASH FLOW ANALYSIS

     Using a discounted cash flow analysis, Merrill Lynch calculated the present value of the after-tax future cash flows that OEI could be expected to generate after January 1, 1999 based on OEI's forecasts. The after-tax cash flows were discounted at the rates for both proved and unproved reserves set forth below for each indicated region.

                                                                   DISCOUNT RATES
                                                ----------------------------------------------------
                                                 GULF OF                                   OTHER
    RESERVE CLASSIFICATION                        MEXICO      ROCKIES       CANADA     INTERNATIONAL
    ----------------------                      ----------   ----------   ----------   -------------
    Proved....................................   8.0-10.0%    8.0-10.0%    9.0-11.0%     9.0-11.0%
    Unproved..................................  10.0-13.0%   10.0-13.0%   10.5-13.5%    10.5-13.5%

     Unproved reserves were adjusted for probability, or risked, using weighted average P(s) factors of 16%, 20%, 23%, and 28% for reserves in the Gulf of Mexico, Rocky Mountains, Canada and other international regions, respectively.

     Merrill Lynch estimated OEI's enterprise value by adding the risk-adjusted discounted after-tax cash flows generated by OEI's proved and unproved reserves as estimated by OEI management. From this analysis Merrill Lynch determined a range of implied enterprise values for OEI, which were adjusted for existing debt and working capital to arrive at a range of implied equity market values. The implied range of equity market values was used to derive the range of implied exchange ratios set forth under "-- Valuation Comparison."

COMMON STOCK TRADING ANALYSIS

     Using closing stock prices for Seagull and OEI at November 20, 1998, as well as average closing stock prices for both companies for the periods 10, 20, 30, 60, 90, 120 and 180 days prior to November 20, 1998, Merrill Lynch derived equity market valuations for Seagull and OEI based on each of these average stock prices. The relative levels of such equity market valuations were then used to derive implied exchange ratios, which ranged from 0.753 to 1.171.

VALUATION COMPARISON

     Using the equity market values derived through the Seagull Comparable Company Trading Analysis and the Seagull Net Asset Value/Discounted Cash Flow Analysis, the OEI Comparable Company Trading Analysis and the OEI Net Asset Value/Discounted Cash Flow Analysis, and the Contribution Analysis and the Common Stock Trading Analysis, Merrill Lynch derived the following ranges of implied exchange ratios.

                                                                  IMPLIED EXCHANGE RATIO
                                                                  ----------------------
    VALUATION METHODOLOGY
    ------------------------------------------------------------
    Contribution Analysis.......................................      0.891 - 1.116
    Comparable Company Trading Analysis.........................      0.929 - 1.014
    Net Asset Value/Discounted Cash Flow Analysis...............      0.783 - 1.121
    The exchange ratio in the merger............................              1.000

MERGER CONSEQUENCES

     For both Seagull's forecasts and OEI's forecasts, Merrill Lynch analyzed the respective contributions of each of Seagull and OEI to the estimated DCF of the combined company giving effect to the merger on a pro forma basis for the years 1999, 2000, and 2001 and analyzed the increase or decrease in discretionary cash flow per current Seagull share resulting from the merger. The foregoing analysis indicated the following effects on DCF.

                                                                  ACCRETION (DILUTION)
                                                                  --------------------
    1999 DCF (projected)........................................          (1.7%)
    2000 DCF (projected)........................................           4.1%
    2001 DCF (projected)........................................          11.9%


     Seagull retained Merrill Lynch based upon Merrill Lynch's experience and expertise. Merrill Lynch is an internationally recognized investment banking and advisory firm. Merrill Lynch, as part of its investment banking business, regularly engages in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Merrill Lynch has in the past provided financial advisory and/or financing services to Seagull and OEI, and may continue to do so and has received, and may receive, customary fees for the rendering of such services.



     In the ordinary course of its securities business, Merrill Lynch and its affiliates may actively trade the debt and equity securities of Seagull and OEI for their own accounts and for the accounts of customers and anticipate trading in the securities of New Ocean after the merger. Accordingly, Merrill Lynch and its affiliates may at any time hold a long or short position in such securities.



     Pursuant to an engagement letter dated December 5, 1997, Seagull retained Merrill Lynch to act as its financial advisor with regard to strategic alternatives in the event of an unsolicited acquisition proposal. On November 23, 1998, Seagull amended the December 5, 1997 letter to engage Merrill Lynch to act as its financial advisor in connection with the merger. Pursuant to the engagement letter amendment, Seagull has agreed to pay Merrill Lynch a fee of $5,000,000 for services rendered in connection with the merger. Of this amount, a $150,000 retainer was paid pursuant to the engagement letter dated December 5, 1997 and the balance, or $4,850,000, is contingent upon the consummation of the merger. In addition, if the merger agreement is terminated under circumstances pursuant to which a termination fee is paid to Seagull, Seagull has agreed to pay Merrill Lynch a fee of $3,000,000 for its services, less the amount of the retainer. In addition, Seagull has agreed to reimburse Merrill Lynch for the expenses reasonably incurred by it entering into and performing services by it in connection with its engagement. It will also indemnify Merrill Lynch and its officers, directors, employees, agents and controlling persons against certain expenses, losses, claims, damages or liabilities in connection with its services performed in connection with its engagement.

OPINION OF WARBURG DILLON READ

     On December 5, 1997, Seagull retained Warburg Dillon Read to act as its financial advisor with regard to strategic alternatives in the event of an unsolicited acquisition proposal. On November 23, 1998, Seagull amended the December 5, 1997 letter to engage Warburg Dillon Read to act as its financial advisor in connection with the merger. In the past, Warburg Dillon Read had provided general financial advisory and financing services for Seagull from time to time.

     On November 24, 1998, Warburg Dillon Read rendered its oral opinion, which was confirmed by its written opinion dated November 24, 1998, to the Seagull Board to the effect that, based upon and subject to certain matters stated therein, as of the date of such opinion, the exchange ratio is fair to Seagull shareholders from a financial point of view.

     THE FULL TEXT OF WARBURG DILLON READ'S OPINION DATED NOVEMBER 24, 1998, WHICH SETS FORTH A DESCRIPTION OF THE ASSUMPTIONS MADE, GENERAL PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED HERETO AS ANNEX E. WARBURG DILLON READ'S OPINION IS DIRECTED ONLY TO THE FAIRNESS TO SEAGULL SHAREHOLDERS, FROM A FINANCIAL POINT OF VIEW, OF THE EXCHANGE RATIO AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY SEAGULL SHAREHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE ON THE MERGER AGREEMENT. SEAGULL SHAREHOLDERS ARE URGED TO READ THE OPINION CAREFULLY IN ITS ENTIRETY, ESPECIALLY WITH REGARD TO THE ASSUMPTIONS MADE AND MATTERS CONSIDERED BY WARBURG DILLON READ. THE SUMMARY OF THE OPINION SET FORTH IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

     Warburg Dillon Read has consented to the use of Annex E, containing its opinion dated November 24, 1998, in this Joint Proxy Statement/Prospectus and to the references to Warburg Dillon Read under the headings "Summary" and "The Merger" in this Joint Proxy Statement/Prospectus.

     In arriving at its opinion, Warburg Dillon Read, among other things

        - reviewed the merger agreement;

        - reviewed certain publicly available business and historical financial information relating to Seagull and OEI;

        - reviewed and performed analyses based on financial information and other data provided to it by Seagull that is not publicly available relating to the business and prospects of Seagull that was prepared by the management of Seagull, including financial projections based on Seagull's business plan and, in particular;

          (a) estimates of the proved, probable and possible reserves,

          (b) projected annual production of such reserves and

          (c) exploration successes and related production in certain domestic and international areas;

        - reviewed financial information and other data provided to it by OEI that is not publicly available relating to the business and prospects of OEI that was prepared by the management of OEI, including financial projections based on OEI's business plan, some of which were prepared by the management of OEI and some of which were prepared by Warburg Dillon Read in cooperation with the management of Seagull, and, in particular;

          (a) estimates of the proved, probable and possible reserves,

          (b) projected annual production of such reserves and

          (c) exploration successes and related production in certain domestic and international areas;

        - considered estimates, prepared by the respective managements of Seagull and OEI and not publicly available, of the amounts and timing of the synergies expected to result from the merger;

        - considered the pro forma financial effects of the merger on Seagull and OEI;

        - reviewed publicly available financial and stock market data with respect to certain other companies in lines of business it believes to be generally comparable to those of Seagull and OEI;

        - compared the financial terms of the merger with the financial terms of certain other selected transactions that it deemed to be relevant;

        - reviewed the historical market prices and trading volumes of the Seagull common stock and OEI common stock;

        - conducted discussions with selected members of the senior managements and technical staffs of Seagull and OEI;

        - considered the relative reserve replacement and finding cost statistics for Seagull and OEI; and

        - conducted such other financial studies, analyses and investigations, and considered such other information, as it deemed necessary or appropriate.

With respect to items (a) and (b) in the third and fourth bullet points above, the estimates of future reserves and related production were based on Seagull's and OEI's independent petroleum engineers' reports dated December 31, 1997 which were updated by Seagull and OEI, respectively, to adjust such reports for historical production and estimated future production which was or will be the result of Seagull's and OEI's historical and estimated future development, exploitation and exploration activities.

     In connection with its review, Warburg Dillon Read has not independently verified any of the foregoing information and has relied on its being complete and accurate in all material respects. In addition, Warburg Dillon Read has not made any evaluation or appraisal of any of the assets or liabilities, contingent or otherwise, of Seagull or OEI, nor has Warburg Dillon Read been furnished with any such evaluation or appraisal other than the Reserve Reports.

     In connection with the preparation of its opinion, Warburg Dillon Read assumed that:

        - the financial projections and amounts and timing of synergies expected to result from the merger referred to above have been reasonably prepared on bases reflecting the best currently available estimates and judgments of Seagull's and OEI's management as to the future financial performance of each company;

        - the merger will be accounted for as a purchase under generally accepted accounting principles;

        - the merger will qualify as a tax-free reorganization for U.S. federal income tax purposes;

        - Seagull will adopt full-cost accounting principles with respect to its oil and gas operations and that any write-downs associated therewith have been reasonably prepared and reflect the best currently available estimates and judgment of the management of Seagull.

     Warburg Dillon Read's opinion is based on economic, monetary and market conditions existing on the date of its opinion.

     Warburg Dillon Read was not authorized by Seagull or the Seagull Board to solicit, nor did it solicit, third party indications of interest for the acquisition of all or any part of Seagull. In addition, Warburg Dillon Read was not asked to consider, and its opinion does not in any manner address, the price at which shares of New Ocean common stock will actually trade following the consummation of the merger. Seagull did not impose any other limitations on the scope of Warburg Dillon Read's analyses.

     In arriving at its opinion and as to the significance and relevance of each analysis and factor, Warburg Dillon Read did not assign any particular weight to any analysis or factor considered by it, but rather made qualitative judgements based on its experience in rendering such opinions and on the existing economic, monetary and market conditions as of the date of its opinion. Accordingly, Warburg Dillon Read believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and its opinion. In its analyses, Warburg Dillon Read made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond Seagull's or OEI's control. Any estimates contained in Warburg Dillon Read's analyses are not necessarily indicative of actual values or predictive of the future results or values, which may be significantly more or less favorable than as set forth therein. In addition, analyses relating to the value of a business or securities do not purport to be appraisals or to reflect the actual prices at which businesses or securities might be sold.

     The following paragraphs summarize the material quantitative analyses performed by Warburg Dillon Read in arriving at the opinion dated November 24, 1998 presented to the Seagull Board:

HISTORICAL STOCK TRADING AND IMPLIED EXCHANGE RATIO ANALYSES

     Warburg Dillon Read reviewed the daily historical closing prices of OEI and Seagull common stock during the period from January 1, 1998 to November 20, 1998. During this period, the low closing share price for OEI of $8.875 occurred on both August 31, 1998 and November 19, 1998, and the high closing share price for OEI was $25.563 on April 1, 1998. During this period, the low closing share price for Seagull was $8.813 on September 2, 1998, and the high closing share price for Seagull was $20.625 on January 1, 1998. Warburg Dillon Read also reviewed the ratio of the closing share price of OEI to the closing share price of Seagull during the period from January 1, 1998 to November 20, 1998. Warburg Dillon Read focused on the relationship between Seagull's and OEI's closing share prices over various time periods subsequent to the closing date for the merger between OEI and the United Meridian Corporation on March 27, 1998. The following table illustrates the average implied exchange ratios pertaining to various segments of time from March 27, 1998 to November 20, 1998:

High Average Implied Exchange Ratio.........................  1.149
Low Average Implied Exchange Ratio..........................  0.781
Merger Exchange Ratio.......................................  1.000

RELATIVE NET ASSET VALUATION ANALYSIS

     Under this method, Warburg Dillon Read calculated the present value of the future cash flows that each company expects to generate from its total proved, probable, possible and exploratory reserves in each of its domestic operating regions and in its primary international regions such as Egypt, Cote d'Ivoire, Russia and Indonesia, with respect to Seagull, and Canada, Cote d'Ivoire and Equatorial Guinea, with respect to OEI. The present value calculations for Seagull and OEI were performed as of January 1, 1999 and incorporated the price forecast, set forth herein. The present value of the future cash flows for Seagull and OEI were analyzed over a range of pre-tax discount rates from 10% to 35%, depending upon the specific reserve classification and geographic region. The specific reserve classifications are as follows: proved developed producing, proved developed non-producing, proved undeveloped, probable, possible and exploratory.

     Since tax bases were not available by specific reserve classification nor geographic region, an estimate of the tax impact was factored into the pre-tax discount rates used. Warburg Dillon Read also performed a Relative Net Asset Valuation on a company consolidated basis using after-tax discount rates from 10% to 12%. After comparing these results to the results obtained using higher pre-tax discount rates, Warburg Dillon Read determined that it had made appropriate adjustments to the pre-tax discount rates.

     The Relative Net Asset Valuation Analysis also included certain assessments of the valuations of certain miscellaneous assets, the most significant being Seagull's Alaskan gas transmission and distribution business, ENSTAR. Each company's aggregate net asset value was calculated by adding the present value of its proved, probable, possible and exploratory reserves and its miscellaneous assets such as net working capital, cash and cash equivalents and, with respect to Seagull's ENSTAR, after subtracting its total debt, preferred stock and estimates of certain other long-term liabilities as of January 1, 1999. The net asset value per share for each company was then determined on a diluted basis as of January 1, 1999.

     The natural gas price forecast was based on NYMEX price forecasts for Henry Hub, Louisiana delivery, from which adjustments were made by each respective company to reflect the value differential related to:

        - the transportation charges associated with location of the gas reserves relative to the Henry Hub, Louisiana delivery point,

        - the volumetric heating value relative to the Btu quote per the NYMEX price quotation and

        - such other adjustments required to reflect the price received at the wellhead for any given property, well or field.

The NYMEX price quotation is stated in heating value equivalents of 1,000 British Thermal Units per one cubic foot of gas delivered to the Henry Hub. The NYMEX natural gas price is quoted in $/MMBtu.

     The oil price forecast was also based on NYMEX price forecasts for Cushing, Oklahoma delivery, from which adjustments were also made by each respective company to reflect the value differential related to:

        - the transportation charges associated with location of the oil reserves relative to the Cushing, Oklahoma delivery point and

        - such other adjustments required to reflect the price received at the wellhead for any given property, well or field.

     The NYMEX based oil and natural gas price forecast is shown in the table below. This forecast was mutually determined by the managements of both Seagull and OEI. In addition, the lease operating expenses and capital expenditures were escalated on an annual basis at 3% annually until the price assumed for oil and natural gas reached the assumed cap of $18.00 and $2.50, respectively. Subsequent to reaching the cap, the lease operating expenses and capital expenditures were held constant.

                           YEAR                             OIL ($/BBL)   GAS ($/MMBTU)
                           ----                             -----------   -------------
1999......................................................    $15.00          $2.25
2000......................................................     16.00           2.35
2001......................................................     17.00           2.45
2002......................................................     18.00           2.50
Thereafter................................................     18.00           2.50

     The implied exchange ratio based on the results of the Relative Net Asset Valuation Analysis, after incorporating the assumptions referred to above, ranged from 0.902 to 1.061.

     In connection with and for use in its analyses, each of Seagull and OEI furnished Warburg Dillon Read with a business plan for the remainder of 1998 through 2001. Seagull prepared a revised business plan using assumptions that were more comparable to those used by OEI, and Warburg Dillon Read, with the assistance of Seagull's management, analyzed the OEI business plan using revised assumptions that were more comparable to those used by Seagull. In preparing the Relative Comparable Company Trading Analysis, the Contribution Analysis and the Pro Forma Merger Consequences Analysis discussed below, Warburg Dillon Read made the following three comparisons:

        - OEI's business plan to Seagull's business plan;

        - OEI's business plan using revised assumptions to Seagull's business plan; and

        - OEI's business plan to Seagull's revised business plan.

These various comparisons are referred to as Scenario 1, Scenario 2 and Scenario 3, respectively.

RELATIVE COMPARABLE COMPANY TRADING ANALYSIS

     Warburg Dillon Read calculated implied equity values per share for OEI and Seagull and the resultant implied exchange ratios based on an analysis of the following publicly traded companies:

Anadarko Petroleum Corporation  Noble Affiliates, Inc.
Apache Corporation              Pioneer Natural Resources Company
Burlington Resources Inc.       Pogo Producing Company
Devon Energy Corporation        Santa Fe Energy Resources, Inc.
Enron Oil & Gas Company         Union Pacific Resources Group
Kerr-McGee Corporation          Inc.
Newfield Exploration Company    Vastar Resources, Inc.

None of the foregoing comparable companies is identical to Seagull or OEI. Accordingly, a comparison of these comparable companies to Seagull and OEI is not purely mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading values of the comparable companies.

     Warburg Dillon Read calculated the net market capitalization of the comparable companies as a multiple of each such company's earnings before interest, taxes, depreciation, depletion, amortization, and exploration expense ("EBITDAX") for:

        - the latest twelve months ("LTM") ended September 30, 1998 or the date of such company's available 10-K or 10-Q;

        - estimated 1998 EBITDAX; and

        - estimated 1999 EBITDAX.

For this purpose, Warburg Dillon Read defined "Net Market Capitalization" as market value of the relevant company's common equity plus total debt, plus liquidation value of preferred stock and book value of minority interest, less cash and cash equivalents. The average multiples yielded by such calculations for the comparable companies were 7.0x for LTM EBITDAX, 8.2x for estimated 1998 EBITDAX, and 6.1x for estimated 1999 EBITDAX. Warburg Dillon Read then calculated the implied Net Market Capitalization and the implied equity value per share for OEI based on the following multiple ranges: 6.0x to 7.0x for LTM EBITDAX, 6.5x to 7.5x for estimated 1998 EBITDAX and 5.5x to 6.5x for estimated 1999 EBITDAX, and calculated the implied Net Market Capitalization and the implied equity value per share for Seagull based on the following multiple ranges: 5.5x to 6.5x for LTM EBITDAX, 6.0x to 7.0x for estimated 1998 EBITDAX, and 5.0x to 6.0x for estimated 1999 EBITDAX. These implied equity values per share for OEI and Seagull resulted in the following implied exchange ratio ranges:

SCENARIO                                                     IMPLIED EXCHANGE RATIO RANGE
--------                                                     -----------------------------
Scenario 1.................................................          0.875 - 1.098
Scenario 2.................................................          0.875 - 1.098
Scenario 3.................................................          0.875 - 1.126

     Warburg Dillon Read also calculated the adjusted Net Market Capitalization and implied equity value per share of OEI and Seagull based on the comparable companies as a multiple of each such company's 1997 fiscal year-end pre-tax SEC 10 value and proved reserves as of each company's respective fiscal year-end on an Mcf equivalent ("Mcfe") (6:1) basis. The average multiples yielded by such calculations for the comparable companies were 1.33x 1997 fiscal year-end pre-tax SEC 10 value and $1.22 per Mcfe. Warburg Dillon Read then calculated the implied Net Market Capitalization and the implied equity value per share for OEI based on a multiple range of 1.35x to 1.60x 1997 fiscal year-end pre-tax SEC 10 value and $1.25 to $1.40 per Mcfe of 1997 fiscal year-end proved reserves, and calculated the implied Net Market Capitalization and the implied equity value per share for Seagull based on a multiple range of 1.00x to 1.25x 1997 fiscal year-end pre-tax SEC 10 value and $0.95 to $1.10 per Mcfe of 1997 fiscal year-end proved reserves. These implied equity values per share for OEI and Seagull resulted in the following implied exchange ratio ranges:

METHOD                                                       IMPLIED EXCHANGE RATIO RANGE
------                                                       -----------------------------
1997 Year-End Pre-Tax SEC 10 Value.........................          0.460 - 0.522
1997 Year-End Proved Reserves..............................          0.550 - 0.582

     Warburg Dillon Read also calculated the implied equity value per share of OEI and Seagull based on the comparable companies as a multiple of each such company's cash flow from operations ("CFFO"). Warburg Dillon Read defined "CFFO" as net income plus depreciation, depletion, amortization, deferred taxes, exploration expenses and other adjustment items which we deemed appropriate, but before effects of changes in working capital. The average multiples yielded by such calculations for the comparable companies were 5.3x LTM CFFO, 6.0x estimated 1998 CFFO and 4.9x estimated 1999 CFFO. Warburg Dillon Read then calculated the implied equity values per share for OEI and Seagull based on the following multiple ranges: 4.0x to 5.5x for LTM CFFO, 4.5x to 6.0x for estimated 1998 CFFO and 4.0x to 5.5x for estimated 1999 CFFO. These implied equity values per share for OEI and Seagull resulted in the following implied exchange ratio ranges:

SCENARIO                                                     IMPLIED EXCHANGE RATIO RANGE
--------                                                     -----------------------------
Scenario 1.................................................          0.882 - 1.091
Scenario 2.................................................          0.872 - 1.091
Scenario 3.................................................          0.935 - 1.091

CONTRIBUTION ANALYSIS

     Warburg Dillon Read analyzed the relative contribution of LTM CFFO from each of OEI and Seagull, which resulted in an implied exchange ratio of 1.09, and estimated 1998 through estimated 2001 CFFO, under Scenario 1, Scenario 2, and Scenario 3, which resulted in the following exchange ratio ranges:

SCENARIO                                                     IMPLIED EXCHANGE RATIO RANGE
--------                                                     -----------------------------
Scenario 1.................................................           0.76 - 0.96
Scenario 2.................................................           0.87 - 1.10
Scenario 3.................................................           0.90 - 0.96

     In addition, Warburg Dillon Read analyzed the Contribution Analysis based on each company's estimate of its total reserves at year-end 1998 and 1998 total production. These statistics resulted in the following implied exchange ratios:

METHOD                                                        IMPLIED EXCHANGE RATIO
------                                                        -----------------------
Estimated 1998 Year-End Total Reserves......................           0.89
Estimated 1998 Total Production.............................           0.99

TRANSACTION MULTIPLES FOR SELECTED ACQUISITIONS

     Warburg Dillon Read reviewed publicly available information about the following transactions that involved transactions of selected oil and gas exploration and production companies and were announced between January 1995 and November 1998:

YPF SA/Maxus Energy Corporation
Enserch Exploration, Inc./Dalen Corporation
Barrett Resources Corporation/Plains Petroleum
  Company
Joint Energy Development (JEDI)/Coda
  Energy, Inc.
Apache Corporation/Phoenix Resource
  Companies, Inc.
Samedan Oil (Noble Affiliates, Inc.)/Energy
  Development Corporation
Seagull Energy Corporation/Global Natural
  Resources, Inc.

Lomak Petroleum, Inc./Cometra Energy, L.P.
Mesa, Inc./Greenhill Petroleum Corporation
Texas Pacific Group/Belden & Blake Corporation
Mesa, Inc./Parker & Parsley Petroleum Company
Eastern Group, Inc. (Statoil)/Blazer Energy
  Corporation (Ashland, Inc.)
Union Pacific Resources Group Inc./Pennzoil
  Company
Lomak Petroleum, Inc./Domain Energy
  Corporation
Kerr-McGee Corporation/Oryx Energy Company
Ocean Energy, Inc./United Meridian Corporation
Atlantic Richfield Company (ARCO)/Union
  Texas Petroleum Holdings, Inc.
Louis Dreyfus Natural Gas Corporation/American
  Exploration Company
Meridian Resource Corporation/Cairn Energy
  USA, Inc.
Burlington Resources Inc./Louisiana Land &
  Exploration Company
Texaco Inc./Monterey Resources, Inc.
Belco Oil & Gas Corporation/Coda
  Energy, Inc. (JEDI)
Chesapeake Energy Corporation/Hugoton Energy
  Corporation
Sonat, Inc./Zilkha Energy Company

None of the aforementioned transactions is identical to the proposed merger. Accordingly, a comparison of such transactions to the merger is not purely mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the subject companies and the terms of the respective transactions.

     Warburg Dillon Read calculated the equity transaction value as a multiple of LTM CFFO and compared that multiple to the implied multiple for OEI based on the terms of the merger and the closing share price of Seagull as of November 20, 1998. Warburg Dillon Read also calculated the total transaction value as a multiple of LTM EBITDAX, total proved reserves on an Mcfe basis and pre-tax SEC 10 value for each of the transactions above and compared those multiples to the implied multiples for OEI based on the terms of the merger and on the closing share price of Seagull as of November 20, 1998. For purposes of this analysis, Warburg Dillon Read has defined "transaction value" as equity transaction value plus total debt, plus liquidation value of preferred stock and book value of minority interest, less cash and cash equivalents. These calculations resulted in the following multiples:

                                                            AVERAGE      IMPLIED
                                                          TRANSACTION      OEI
                                                           MULTIPLE      MULTIPLE
                                                          -----------    --------
LTM CFFO................................................       7.8x         3.9x
LTM EBITDAX.............................................       8.2x         6.9x
Total Proved Reserves - ($/Mcfe)........................     $1.28        $1.58
Pre-Tax SEC 10..........................................      1.15x        1.91x

PRO FORMA MERGER CONSEQUENCES ANALYSIS

     Warburg Dillon Read analyzed certain pro forma effects that could result from the merger. In connection with such analyses, Warburg Dillon Read reviewed the projections provided by the management of Seagull with respect to the future financial performance of Seagull under Scenario 1, Scenario 2 and Scenario 3 for the years 1998 through 2001. Similarly Warburg Dillon Read reviewed the projections provided by the management of OEI with respect to the future financial performance of OEI under Scenario 1, Scenario 2 and Scenario 3 for the years 1998 through 2001. Based upon these projections and certain cost savings and synergies that Seagull's management expects to result from the merger and assuming purchase accounting treatment, Warburg Dillon Read examined the impact of the merger on diluted EPS and diluted CFFO per share to Seagull's shareholders. Due to negative or minimal projected diluted EPS in certain years for Seagull and OEI, Warburg Dillon Read focused on the diluted

CFFO per share analysis. The implied accretive or dilutive results to Seagull's diluted CFFO per share are as follows:

                                                   % CFFO PER SHARE ACCRETION/(DILUTION)
                                                  ----------------------------------------
                    SCENARIO                       1998       1999       2000       2001
                    --------                      ------     ------     ------     -------
Scenario 1......................................    3.5%      (2.5)%     (3.7)%     (10.0)%
Scenario 2......................................    3.5%      (3.1)%      3.9%       11.6%
Scenario 3......................................    1.3%       1.1%       3.7%       (0.8)%

     Warburg Dillon Read is an internationally recognized investment banking firm which, as a part of its investment banking business, regularly is engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The Seagull Board selected Warburg Dillon Read on the basis of its experience and independence. In the past, Warburg Dillon Read has provided investment banking services to Seagull and has received customary compensation for the rendering of such services. In the ordinary course of business, Warburg Dillon Read may trade the equity securities of Seagull and OEI for its own account and the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

     Pursuant to the engagement letter amendment, dated as of November 23, 1998, between Seagull and Warburg Dillon Read, Seagull has agreed to pay Warburg Dillon Read a fee of $5,000,000 for services rendered in connection with the merger. Of this amount, a $150,000 retainer was paid pursuant to the engagement letter dated December 5, 1997 and the balance, or $4,850,000, is contingent upon the consummation of the merger. In addition, if the merger agreement is terminated under circumstances pursuant to which a termination fee is paid to Seagull, Seagull has agreed to pay Warburg Dillon Read a fee of $3,000,000 for its services, less the amount of the retainer. Seagull also has agreed to reimburse Warburg Dillon Read for the expenses reasonably incurred by it entering into and performing services by it in connection with its engagement and to indemnify Warburg Dillon Read and its officers, directors, employees, agents and controlling persons against certain expenses, losses, claims, damages or liabilities in connection with its services performed in connection with its engagement.

ACCOUNTING TREATMENT

     New Ocean intends to account for the merger as a purchase under generally accepted accounting principles. Seagull will be the surviving corporation in the merger. However, OEI stockholders will own a majority of the outstanding common stock of New Ocean. Therefore, the accounting treatment of the merger will reflect OEI acquiring Seagull in a purchase business combination.

     Under this method of accounting, New Ocean's historical results for periods prior to the merger will be the same as OEI's historical results. On the date of the merger, New Ocean will record the assets acquired and liabilities assumed from OEI based upon their historical costs and the assets and liabilities of Seagull will be recorded at their estimated fair market values.

BOARD OF DIRECTORS AND MANAGEMENT OF NEW OCEAN FOLLOWING THE MERGER

     Immediately after the merger, the New Ocean Board will have 15 members and will be divided into three classes -- Class I, Class II and Class III. The classes will have the respective terms set forth in

Seagull's bylaws. These individuals have been nominated by the Seagull Board in accordance with designations by Seagull and OEI. The designees are as follows:

      OEI DESIGNEES        SEAGULL DESIGNEES
      -------------        -----------------
James C. Flores            James T. Hackett
John B. Brock              Barry J. Galt
James L. Dunlap            J. Evans Attwell
Thomas D. Clark, Jr.       Milton Carroll
Robert L. Howard           Peter J. Fluor
Elvis L. Mason             Dee S. Osborne
Charles F. Mitchell, M.D.  R.A. Walker
David K. Newbigging

     Each of the OEI designees currently serves on the OEI Board and each of the Seagull designees currently serves on the Seagull Board.

     The composition of the committees of the New Ocean Board after the merger will be designated prior to the merger. After the merger, the members of the committees of the New Ocean Board will be designated as follows:

                                                                        MAJORITY OF
COMMITTEE                                    CHAIRMAN                     MEMBERS
---------                                    --------                   -----------
Executive Committee....................  Seagull designee            Seagull designees
Audit Committee........................  Seagull designee            Seagull designees
Compensation Committee.................  OEI designee                OEI designees
Nominating Committee...................  OEI designee                OEI designees

     After the merger, the management of New Ocean will include the following executive officers:

                                                             POSITION WITH
          NAME                  CURRENT POSITION               NEW OCEAN
          ----                  ----------------             -------------
James C. Flores..........  President and Chief         Chairman of the Board
                           Executive Officer of OEI
James T. Hackett.........  Chairman of the Board,      President and Chief
                           President and Chief         Executive Officer
                           Executive Officer of
                           Seagull
James L. Dunlap..........  Vice Chairman of OEI        Vice Chairman
William L. Transier......  Executive Vice President    Executive Vice President
                           and Chief Financial         and Chief Financial
                           Officer of Seagull          Officer
Robert K. Reeves.........  Executive Vice President,   Executive Vice President
                           General Counsel and         and General Counsel
                           Secretary of OEI

     If at any time prior to the effective time any director nominee is unable to serve as a director at the effective time, the respective Board that designated such individual will designate another individual to serve in his place. However, if James C. Flores is unable to serve as Chairman of the New Ocean Board, James T. Hackett will serve as Chairman of the New Ocean Board after the merger. Furthermore, if James T. Hackett is unable to serve as President and Chief Executive Officer, James C. Flores will serve as President and Chief Executive Officer after the merger.

GOVERNMENTAL AND REGULATORY APPROVALS

     HSR Act. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the rules promulgated thereunder by the Federal Trade Commission, the merger required the companies to make anti-trust filings with the FTC and the Antitrust Division. The merger could not be completed until the required waiting periods under the HSR Act expired or terminated.

     OEI and Seagull made these filings on December 8, 1998 and the statutory waiting period was terminated on December 29, 1998.

     At any time before or after the consummation of the merger and notwithstanding the expiration or of the HSR Act waiting period, any federal or state antitrust authorities could take action under the antitrust laws as they deem necessary or desirable in the public interest. Such action could include seeking to enjoin the consummation of the merger or seeking divestiture of all or part of the assets of OEI or Seagull. Private parties may also seek to take legal action under the antitrust laws, if circumstances permit.

     Alaska Public Utilities Commission. Through its wholly-owned subsidiary, Alaska Pipeline Company ("APC"), and its ENSTAR Natural Gas Division ("ENSTAR"), Seagull owns and operates a natural gas pipeline system and retail gas distribution utility in Southcentral Alaska. APC and ENSTAR each holds a certificate of public convenience and necessity issued by the Alaska Public Utilities Commission ("APUC"), which regulates their activities.

     On December 14, 1998, Seagull applied to the APUC for approval of the merger, which will require a change in ENSTAR's certificate to reflect the name change from Seagull Energy Corporation to Ocean Energy, Inc. The merger may also be deemed by the APUC to involve a change in control of both APC and ENSTAR, which requires further APUC approval. Public notice of the application has been given by the APUC for 30 days to permit public comment. The APUC staff will analyze the application and make a report to the commissioners of the APUC with its recommendation. If the APUC staff recommends approval and no third party objects to the application, approval is expected in February 1999.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendation of the Boards with respect to the merger, stockholders of OEI and Seagull should be aware that certain officers and directors of OEI and Seagull have the following interests in the merger that are separate from and in addition to the interests of stockholders of OEI and shareholders of Seagull generally. The Boards were aware of these interests and took them into account in approving the merger agreement and the transactions contemplated thereby.

  Composition of New Ocean Board

     The merger agreement provides that after the merger the New Ocean Board will consist of 15 members, eight individuals designated by OEI and seven individuals designated by Seagull. These individuals will be elected by the Seagull shareholders at the Seagull special meeting. Each of the OEI designees currently serves on the OEI Board and each of the Seagull designees currently serves on the Seagull Board. See "Election of Directors."

  Employment Agreements and Severance Agreements of OEI

     Each of James C. Flores and John B. Brock entered into amendments to their employment agreements with OEI, which were originally entered into on March 27, 1998 in connection with the merger between United Meridian Corporation and OEI, to be effective upon the completion of the merger. Pursuant to the amendment, Mr. Flores will serve as Chairman of the Board of New Ocean after the merger. Mr. Flores will continue to be entitled to receive the same salary, bonus and benefits as he is currently entitled to under his current employment agreement with OEI. Pursuant to the amendment of Mr. Brock's employment agreement, Mr. Brock will retire as an employee of OEI upon completion of the merger. Upon the termination of Mr. Brock's employment, Mr. Brock will be entitled to receive a lump sum payment equal to three times his then current base compensation and bonus, the continuation of health benefits for three years and other benefits and payments.

     Twelve additional officers of OEI are parties to employment agreements with OEI which provide that each officer will have severance benefits vest upon the consummation of the merger. Generally, in the event any of these officers are terminated for any reason other than misconduct or disability after the effective time of the merger, or such officer elects to resign within 90 days of the effective time of the

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

merger, the officer will be entitled to a severance payment equal to the sum of his annual base salary plus the average annual bonus paid during the most recent two years multiplied by the number of whole and partial years remaining in term of the employment agreement, which in each case is no more than three years. In addition, the officers will be entitled to health, disability and accident insurance benefits during the remaining term of the employment agreement.

     Seven officers of OEI are parties to severance protection agreements with OEI providing for certain benefits to each person in the event a "change of control" of OEI occurs during the three-year period after the execution of such agreement. The merger will constitute a "change of control" under these agreements. Pursuant to the severance agreements, if any such officer's employment is terminated within 24 months following the merger by OEI for cause or disability, by reason of such executive's death or by such executive officer other than for good reason, such officer will be entitled to receive a single lump sum cash payment in an amount equal to all amounts of compensation, any unreimbursed expenses and any vacation pay that have been earned or accrued through the date of such termination but have not been paid as of such date. If such person's employment is terminated within 24 months following the merger or, in certain cases, within six months prior to the merger for any reason other than as set forth in the prior sentence, each such executive will be entitled to receive a single lump sum cash payment in an amount equal to three times the sum of such executive's annual base salary in effect as of the date of the merger or, if greater, any time thereafter and the maximum bonus such officer would be entitled to receive under OEI's annual incentive plan. Such officer will also be entitled to receive certain benefits for a period of 24 months following such executive's termination of employment or as long as such plan or benefits allow. The severance agreements also provide that if any payments to one of the executives will be subject to any excise tax under Section 4999 of the Code, a "gross-up" payment will be made to place such executive in the same net after-tax position as would have been the case if no excise tax had been payable.

     OEI anticipates that the aggregate amount to be received by officers under the severance agreements and the employment agreements as a result of the merger will be approximately $10.0 million.

  Employment Agreements and Severance Agreements of Seagull

     Barry J. Galt. Barry J. Galt entered into an employment and consulting agreement with Seagull effective August 24, 1998. This agreement replaced the employment agreement Mr. Galt entered into with Seagull in December 1983. The agreement terminates on May 31, 2002, although some events may cause it to be terminated earlier. Under the agreement, Mr. Galt is to serve as Chairman of the Seagull Board of Directors through December 31, 1998 and as Vice Chairman of the Seagull Board of Directors from January 1, 1999 through Seagull's 1999 Annual Meeting of Shareholders. In addition to his employment and consulting arrangement, the agreement provides for Mr. Galt to serve his current term as a Seagull director, with any subsequent nominations to be considered in the same manner as other directors.

     Mr. Galt has entered into an amendment to the agreement to become effective upon completion of the merger. Pursuant to the amendment, Mr. Galt will cease to serve as Vice Chairman of the Seagull Board of Directors after the merger.

     James T. Hackett. James T. Hackett entered into a three-year employment agreement with Seagull effective September 16, 1998. The term of Mr. Hackett's employment agreement will be extended automatically for an additional year on each anniversary of the employment agreement, unless terminated prior to such renewal by either Mr. Hackett or Seagull. Consequently, the remaining term of Mr. Hackett's employment agreement will always range from two to three years. However, if Seagull terminates Mr. Hackett's employment because of gross negligence or willful misconduct in the performance of his duties, a felony or misdemeanor conviction involving moral turpitude or because of Mr. Hackett's breach of his employment agreement, the employment agreement will terminate. Similarly, if Mr. Hackett voluntarily terminates his employment for reasons other than Seagull's breach of the agreement, his failure to be re-elected to the positions specified in the employment agreement, including as a director, the assignment of duties materially inconsistent with his position, or the relocation of the principal place of his employment by more than 50 miles, the employment agreement will terminate.

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

     The employment agreement provides for Mr. Hackett to serve as Seagull's President and Chief Executive Officer and a member of Seagull's Board of Directors beginning September 16, 1998 and as Chairman of Seagull's Board of Directors beginning January 1, 1999.

     The employment agreement includes noncompetition provisions which apply while Mr. Hackett is employed by Seagull and for two years following a termination of Mr. Hackett's employment by reason of disability or, in the event of a voluntary termination by Mr. Hackett prior to September 16, 2000.

     Mr. Hackett has entered into an amendment to his employment agreement effective upon completion of the merger. Pursuant to the amendment, Mr. Hackett will cease to serve as Chairman of the Seagull Board of Directors after the merger and the noncompetition provisions in his employment agreement will apply only to a voluntary termination by Mr. Hackett prior to the earlier of September 16, 2000 or eighteen months after completion of the merger.

     Severance Agreements. Eight Seagull officers are parties to severance agreements with Seagull. The severance agreements provide for severance benefits in the event their employment is involuntarily terminated within two years following a change of control. A change in control will be deemed to occur upon completion of the merger. The severance agreements generally provide for the payment of 2.99 times the sum of annual salary and targeted incentive bonus at the time of the change of control or involuntary termination, whichever is greater.

     The severance agreements also provide for the payment of the remaining portion of the prior year's incentive bonuses. Furthermore, the severance agreements require Seagull to continue health and insurance benefit coverage for up to thirty-six months, and to provide placement services up to a maximum cost of $6,000. Additionally, the severance agreements provide that if any payments to an executive by Seagull would be subject to any excise tax imposed by section 4999 of the Code, a "gross-up" payment will be made to place such executive in the same net after-tax position as would have been the case if no excise tax had been imposed.

     Seagull anticipates that the aggregate amount received by these officers under these severance agreements as a result of the merger will be approximately $3.0 million.

  Option and Benefit Plans

     The merger constitutes a change in control for purposes of all of the stock option plans and other benefit plans of OEI and Seagull. As a result, stock options, restricted stock, and other benefits under such plans automatically become fully vested. All of the officers and directors of OEI and Seagull hold stock options and will be entitled to certain other benefits upon consummation of the merger.

  Directors' and Officers' Indemnification and Insurance

     The merger agreement provides that, for six years after the effective time, New Ocean will indemnify the present and former officers and directors of OEI from liabilities arising out of actions or omissions in their capacity as such prior to the effective time of the merger, to the full extent permitted under Texas law or New Ocean's Articles of Incorporation, bylaws and OEI's written indemnification agreements in effect at the date of the merger agreement. In addition, New Ocean will maintain OEI's directors' and officers' insurance coverage for six years after the effective time but only to the extent related to actions or omissions prior to the effective time.

APPRAISAL RIGHTS

     OEI is a Delaware corporation, and Seagull is a Texas corporation. Under both Delaware law and Texas law, the common stockholders of OEI and the shareholders of Seagull are not entitled to appraisal rights with respect to the merger.

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

                     CERTAIN TERMS OF THE MERGER AGREEMENT

     The following description of the merger agreement describes the material terms of the merger agreement. The full text of the merger agreement is attached hereto as Annex A and is incorporated herein by reference. We encourage you to read the entire merger agreement.

EFFECTIVE TIME OF THE MERGER

     The merger agreement provides that the closing of the merger will take place as soon as practicable after the satisfaction or waiver of the conditions to the merger. At the closing we will file the necessary documents with public officials to complete the merger. We expect that, if all conditions to the merger have been satisfied or waived, the effective time will occur on the date of the special meetings or as soon thereafter as practicable.

MANNER AND BASIS OF CONVERTING SHARES

     As of the effective time of the merger, each issued and outstanding share of OEI common stock will be converted into one share of New Ocean common stock. All OEI common stock, when converted into New Ocean common stock, will be cancelled.

     Each issued and outstanding share of Seagull common stock will not be affected by the merger and will represent one share of New Ocean common stock after the merger.

SURRENDER AND EXCHANGE OF STOCK CERTIFICATES


     Prior to the merger, New Ocean will deposit with BankBoston, N.A., the exchange agent, certificates representing the New Ocean common stock to be issued to the OEI stockholders. The exchange agent will exchange the New Ocean common stock for surrendered OEI common stock certificates.


     Within five business days after the effective time of the merger the exchange agent will send to each holder of OEI common stock certificates a letter of transmittal and instructions for use in effecting the exchange of their OEI common stock certificates for certificates representing the New Ocean common stock. The exchange agent will also make arrangements for holders of OEI common stock certificates to obtain a letter of transmittal and instructions and to deliver such letter of transmittal and their OEI common stock certificates in exchange for the New Ocean common stock in person after the merger.

     Any shares of New Ocean common stock that remain unclaimed one year after the effective time will be returned to New Ocean, upon demand, and any holder of OEI common stock who has not exchanged his OEI common stock certificates prior to that time may thereafter look only to New Ocean, as general creditors thereof, to exchange such OEI common stock certificates or to pay amounts to which such holders are entitled pursuant to the merger agreement.

     If you do not have your OEI common stock certificate, you may make an affidavit of that fact. In addition, New Ocean may require that you post a bond in a reasonable amount determined by New Ocean as indemnity against any claim that may be made against New Ocean with respect to the missing stock certificate. Upon receipt of the affidavit and any required bond the exchange agent will issue the requisite number of shares of New Ocean common stock and, if applicable, any distributions on such shares of New Ocean common stock in exchange for the missing stock certificate.

REPRESENTATIONS AND WARRANTIES

     The merger agreement contains customary representations and warranties of OEI and Seagull relating to various aspects of the respective businesses and financial statements of the parties and other matters. The representations and warranties expire at the effective time of the merger.

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

CONDUCT OF BUSINESS PRIOR TO THE MERGER

     Each of OEI and Seagull has agreed that prior to the merger they will operate their business in the ordinary course consistent with past practices and use all reasonable efforts to preserve intact its business organizations and relationships with third parties and to keep available the services of its respective key employees.

     In addition, the merger agreement places specific restrictions on the ability of OEI and Seagull and their subsidiaries to:

     - amend their charters or bylaws;

     - declare or pay any dividends on common stock;

     - acquire any of their outstanding stock or any ownership interest of any of their subsidiaries;

     - merge or consolidate with another entity;

     - make a material acquisition, enter into a new line of business or commence business in a new country;

     - dispose of material assets or properties;

     - issue securities or amend the terms of any of their outstanding securities;

     - incur indebtedness outside the ordinary course of business;

     - settle litigation outside the ordinary course of business;

     - enter into hedging transactions outside their ordinary course of business; and

     - increase the compensation of executive officers or former employees.

LIMITATION ON DISCUSSING OR NEGOTIATING OTHER ACQUISITION PROPOSALS

     Pursuant to the merger agreement each of OEI and Seagull has agreed that it will not solicit, initiate or encourage any Acquisition Proposal. This includes engaging in negotiations with, or giving any nonpublic information to any person that has made or may be considering making an Acquisition Proposal.

     The term "Acquisition Proposal" means any offer or proposal for, or any indication of interest in, a merger or other business combination involving OEI or Seagull or any of their subsidiaries, or the acquisition of a substantial equity interest in, or a substantial portion of the assets of, either OEI or Seagull, other than the merger.

     However, if required by their fiduciary duties under law, the merger agreement permits OEI and Seagull to furnish information to, or enter into negotiations with, any party that has indicated its willingness to make an unsolicited offer relating to an Acquisition Proposal if the board of either OEI or Seagull has determined that the third party has the good faith intent to proceed with negotiations and the financial capability to consummate such Acquisition Proposal.

     Each company has agreed to inform the other of any Acquisition Proposal or any discussions or negotiations regarding an Acquisition Proposal. Each company has also agreed to use all reasonable efforts to keep the other party informed of the status and terms of any developments with respect to such discussions or negotiations.

CERTAIN ADDITIONAL AGREEMENTS

EMPLOYEE BENEFIT MATTERS

     Prior to the merger, Seagull and OEI will cause each of their stock option plans and severance agreements that contain change of control provisions to be amended to provide that the merger will constitute a change of control. Additionally, Seagull will also amend its management stability plan to

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

provide that the merger will constitute a change in control. Seagull and OEI will also cause each of their employee pension benefit plan under Section 3(2) of ERISA, other than each company's executive supplemental retirement plan, to be amended to provide that all participants shall become fully vested in their accrued benefits because of the merger. New Ocean will initially provide to any employees of Seagull and OEI who are employed by New Ocean after the merger the same wages provided to such employees prior to the merger. After the merger, New Ocean may change such wages. After the merger New Ocean will permit the retained employees to continue to participate in the employee benefit plans in which such retained employees were participating before the merger. New Ocean may terminate its employee benefit plans after the merger.

     In addition, New Ocean will assume the obligations of OEI under OEI's benefit plans. The terms of each OEI benefit plan will continue to apply. At the effective time, each outstanding OEI stock award will be converted into a similar award of New Ocean. Each OEI stock award will be adjusted to preserve the stock award's value. At the effective time, each outstanding employee or director stock option of OEI and Seagull will automatically become immediately exercisable and each share of restricted stock of OEI and Seagull will automatically become nonforfeitable.

CONDITIONS TO THE MERGER

CONDITIONS TO THE OBLIGATION OF EACH PARTY

     The obligations of each party to complete the merger are subject to the following conditions:

     -  the requisite approval by the OEI and Seagull stockholders;

     - the absence of any, statute, injunction, order, judgment or other legal restraint prohibiting, enjoining or restricting the completion of the merger;

     - the absence of any stop order regarding the registration statement relating to the merger or any proceeding for such purpose pending before or threatened by the SEC;

     - the receipt of such permits, authorizations, consents, or approvals required to consummate the transactions contemplated by the merger agreement;

     - approval for listing of the New Ocean common stock to be issued in the merger by the NYSE, subject to official notice of issuance; and

     - the receipt of any consent or approval required from the Alaska Public Utilities Commission.

CONDITIONS TO THE OBLIGATIONS OF SEAGULL

     The obligation of Seagull to complete the merger is also subject to the following additional conditions:

     - compliance by OEI with its obligations under the merger agreement and the representations and warranties of OEI contained in the merger agreement being true and correct both as of the date of the merger agreement and as of the effective time;

     - all proceedings taken by OEI under the merger agreement and all documents, instruments and certificates delivered by OEI under the merger agreement being reasonably satisfactory in form and substance to Seagull and its counsel; and

     - the absence of any change in the financial condition, business, operations or prospects of OEI and its subsidiaries that as a whole, would be reasonably likely to have a material adverse effect on OEI, other than any such change affecting both Seagull and OEI in a substantially similar manner.

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

CONDITIONS TO THE OBLIGATIONS OF OEI

     The obligation of OEI to complete the merger is also subject to the following additional conditions:

     - compliance by Seagull with its obligations under the merger agreement and the representations and warranties of Seagull contained in the merger agreement being true and correct both as of the date of the merger agreement and as of the effective time;

     - all proceedings taken by Seagull under the merger agreement and all documents, instruments and certificates delivered by Seagull under the merger agreement being reasonably satisfactory in form and substance to OEI and its counsel; and

     - the absence of any change in the financial condition, business, operations or prospects of Seagull and its subsidiaries, that taken as a whole, would be reasonably likely to have a material adverse effect on Seagull, other than any such change affecting both Seagull and OEI in a substantially similar manner.

TERMINATION OF THE MERGER AGREEMENT

     The merger agreement may be terminated at any time prior to the effective time, whether before or after approval by the stockholders of OEI or Seagull:

     (a) by mutual written consent of Seagull and OEI; or

     (b) by either OEI or Seagull if:

          - the merger has not occurred by April 14, 1999; however, either party may extend this date until August 30, 1999 if all the conditions to the merger are satisfied or capable of being satisfied by such date other than obtaining the consent of the Alaska Public Utilities Commission and the party extending the date believes there is a reasonable probability that such consent will be obtained by the extended date;

          - the other party is in material breach of the merger agreement and such breach is not cured in all material respects within 20 business days after notice of such breach;

          - any law, rule or regulation makes consummation of the merger illegal or if any final and nonappealable judgment, injunction, order or decree of a court or other governmental authority of competent jurisdiction restrains or prohibits the consummation of the merger;

          - the OEI or Seagull stockholders fail to approve the merger and the election of directors at a duly held meeting of stockholders;

          - the Board of Directors of the other party withdraws, modifies or changes its recommendation of the merger agreement or the merger in a manner adverse to such party or the Board recommends any Acquisition Proposal to its stockholders or resolves to do any of the foregoing;

          - a tender offer or exchange offer for 50% or more outstanding shares of capital stock of the other party is commenced, and the Board of Directors of the other party does not recommend that its stockholders not tender their shares into such tender or exchange offer; or

          - if the other party accepts a Superior Proposal and pays the applicable termination fee to such party.

     The term "Superior Proposal" means an unsolicited bona fide proposal made by a third party relating to an Acquisition Proposal on terms that the applicable Board of Directors determines it cannot reject in favor of the merger, based on applicable fiduciary duties and the advice of its outside counsel.

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

TERMINATION FEES AND EXPENSES

     The merger agreement provides that, except as provided below, all expenses incurred by the parties will be borne by the party that has incurred such expenses. If the merger agreement is terminated for any reason, Seagull and OEI will share equally the expenses relating to this document and all regulatory filing fees.

     The merger agreement provides for the payment by either party to the other of a termination fee of $30 million, plus expenses up to $2.5 million, if the merger agreement is terminated in the following circumstances:

     Payment of a Termination Fee by OEI. OEI will pay Seagull a termination fee if the merger agreement is terminated:

     - by Seagull because the OEI Board:

      (a) withdraws, modifies or changes its recommendation of the merger agreement or the merger in a manner adverse to Seagull,

      (b) recommends any Acquisition Proposal to the OEI stockholders or

      (c) does not recommend that the OEI stockholders do not tender or exchange their shares pursuant to a tender offer or exchange offer for 50% or more of the outstanding OEI common stock;

     - by OEI or Seagull, if OEI accepts a Superior Proposal; or

     - by Seagull in the event of a material breach of the merger agreement by OEI.

     If the merger agreement is terminated because OEI has accepted a Superior Proposal, OEI will be obligated to pay Seagull the termination fee without any further requirements or pre-conditions to the payment obligation. If, however, the merger agreement is terminated in the manner set forth in either the first or third bullet points above, OEI will only be obligated to pay Seagull the termination fee if within nine months after such termination:

     - OEI consummates a transaction that would constitute an Acquisition Proposal,

     - OEI enters into a definitive agreement providing for an Acquisition Proposal that has been approved by the OEI Board, or

     - any person or "group" acquires beneficial ownership or the right to acquire beneficial ownership of 50% or more of the OEI common stock and OEI has taken any action for the benefit of such person facilitating the acquisition by such person or group of such beneficial ownership.

     OEI will not be obligated to pay Seagull a termination fee under any circumstance if the Seagull Board withdraws, modifies or changes its recommendation of the merger agreement or the merger or if the Seagull shareholders fail to approve the merger agreement and the merger.

     Payment of a Termination Fee by Seagull. Seagull will pay OEI a termination fee if the merger agreement is terminated:

     - by OEI because the Seagull Board:

      (a) withdraws, modifies or changes its recommendation of the merger agreement or the merger in a manner adverse to OEI,

      (b) recommends any Acquisition Proposal to the Seagull shareholders or

      (c) does not recommend that the Seagull shareholders do not tender or exchange their shares pursuant to a tender offer or exchange offer for 50% or more of the outstanding Seagull common stock;

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

     - by OEI or Seagull, if Seagull accepts a Superior Proposal; or

     - by OEI in the event of a material breach of the merger agreement by Seagull.

     If the merger agreement is terminated because Seagull has accepted a Superior Proposal, Seagull will be obligated to pay OEI the termination fee without any further requirements or pre-conditions to the payment obligation. If, however, the merger agreement is terminated in the manner set forth in either of the first or third bullet points above, Seagull will only be obligated to pay OEI the termination fee if within nine months after such termination:

     - Seagull consummates a transaction that would constitute an Acquisition Proposal,

     - Seagull enters into a definitive agreement providing for an Acquisition Proposal that has been approved by the Seagull Board, or

     - any person or "group" acquires beneficial ownership or the right to acquire beneficial ownership of 50% or more of the Seagull common stock and Seagull has taken any action for the benefit of such person facilitating the acquisition by such person or group of such beneficial ownership.

     Seagull will not be obligated to pay OEI a termination fee under any circumstance if the OEI Board withdraws, modifies or changes its recommendation of the merger agreement or the merger or if the OEI stockholders fail to approve the merger agreement and the merger.

          MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     The following sets forth the opinion of Akin, Gump, Strauss, Hauer & Feld, L.L.P. as to the material U.S. federal income tax consequences of the merger, including the tax consequences of the receipt of New Ocean common stock by a holder of OEI common stock and the receipt of New Ocean preferred stock by a holder of OEI Series A preferred stock pursuant to the merger. This opinion only applies to U.S. Holders who hold shares of OEI common stock or OEI Series A preferred stock as capital assets and does not deal with special classes of investors, such as insurance companies, tax-exempt organizations, financial institutions, dealers in securities, foreign persons, persons who acquired shares of OEI common stock pursuant to an exercise of employee stock options or rights or otherwise as compensation, persons that hold shares of OEI common stock or OEI Series A preferred stock as part of a position in a "straddle" or as part of a "hedging" or "conversion" transaction for U.S. federal income tax purposes, and persons with a "functional currency" other than the U.S. dollar. Furthermore, the following discussion addresses only certain U.S. federal income tax matters and does not consider any state, local or foreign tax consequences of the merger.

     A "U.S. Holder" means a holder of shares of OEI common stock or OEI Series A preferred stock who is:

     - a citizen or resident of the United States,

     - a corporation or partnership created in or organized under the laws of the United States or any state thereof, including the District of Columbia,

     - an estate the income of which is subject to U.S. federal income tax regardless of its source, or

     - a trust if

      (a) a U.S. court can exercise primary supervision over the administration of such trust, and one or more U.S. persons have the authority to control all of the substantial decisions of such trust or

      (b) such trust was in existence on August 20, 1996 and properly elects to continue to be treated as a United States person.

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

     This opinion is based on current law. Future legislative, judicial or administrative changes or interpretations, which may be retroactive, could alter or modify the statements set forth herein. It is the opinion of Akin, Gump, Strauss, Hauer & Feld, L.L.P., tax counsel to OEI, that the merger will constitute a reorganization under Section 368(a) of the Code and that no gain or loss will be recognized by the stockholders of OEI upon the receipt of New Ocean common stock in exchange for OEI common stock pursuant to the merger. In addition, it is the opinion of Vinson & Elkins L.L.P., tax counsel to Seagull, that the merger will constitute a reorganization under Section 368(a) of the Code.

     In rendering these opinions, Akin, Gump, Strauss, Hauer & Feld, L.L.P. and Vinson & Elkins L.L.P. have assumed that the merger will be consummated as contemplated by this document. Each firm has received customary representations of facts from OEI and Seagull upon which they have relied.

     Neither OEI nor Seagull will request any ruling from the IRS as to the U.S. federal income tax consequences of the merger. Opinions of counsel are not binding on the IRS or the courts, and the IRS and the courts are not precluded from taking contrary positions.

     EACH HOLDER OF SHARES OF OEI COMMON STOCK IS URGED TO CONSULT HIS, HER OR ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE TRANSACTIONS DESCRIBED HEREIN, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF CHANGES IN APPLICABLE TAX LAWS.

TAX CONSEQUENCES TO OEI AND SEAGULL

     OEI and Seagull will not recognize gain or loss as a result of the merger. Seagull's aggregate adjusted tax basis in the assets received from OEI will be the same as OEI's aggregate adjusted tax basis in its assets. The holding period of the assets received by Seagull pursuant to the merger will include the periods for which OEI held its assets. Further, Seagull will not recognize gain as a result of the issuance of shares of New Ocean common stock or preferred stock to the stockholders of OEI.

TAX CONSEQUENCES TO HOLDERS OF OEI COMMON STOCK AND OEI SERIES A PREFERRED STOCK

     A U.S. Holder of OEI common stock or OEI Series A preferred stock will not recognize gain or loss on the exchange of such OEI common stock or OEI Series A preferred stock for New Ocean common stock or New Ocean preferred stock pursuant to the merger. Such holder's aggregate adjusted tax basis in the shares of New Ocean common stock or New Ocean preferred stock received in the merger will equal such holder's adjusted tax basis in the shares of OEI common stock or OEI Series A preferred stock surrendered in exchange therefor. The holding period of the shares of New Ocean common stock or New Ocean preferred stock received by each holder of OEI common stock or OEI Series A preferred stock in the merger will include the holding period of the OEI common stock or OEI Series A preferred stock surrendered in exchange therefor.

                        COMPARISON OF STOCKHOLDER RIGHTS

     As a result of the merger, OEI common stockholders will become holders of New Ocean common stock. The rights of OEI stockholders are currently governed by the OEI charter and bylaws and the laws of Delaware. Following the merger, the rights of all former holders of OEI common stock will be governed by the Seagull charter and bylaws and Texas law. The following is a summary comparison of the material differences between the rights of holders of OEI common stock and holders of Seagull common stock under the respective charter and bylaws of the companies and under Delaware and Texas law. For information on how to obtain copies of the charters and bylaws of the companies, see "Where You Can Find More Information."

                    OEI                                        SEAGULL/NEW OCEAN
                    ---                                        -----------------
---------------------------------------------------------------------------------------------
                                 AUTHORIZED CORPORATE STOCK:
---------------------------------------------------------------------------------------------
 - 250,000,000 shares of common stock             - 100,000,000 shares of common stock, to be
                                                    increased to 450,000,000 shares in
 - 10,000,000 shares of preferred stock,            connection with the merger
   issuable in one or more series as
   designated by the OEI Board and of which       - 5,000,000 shares of preferred stock, to
   50,000 shares are issued as OEI Series A         be increased to 50,000,000 shares in
preferred stock                                   connection with the merger, issuable in one
                                                  or more series as designated by the Seagull
                                                  Board, and of which 50,000 shares will be
                                                  New Ocean Series C preferred stock issued
                                                  in the merger in exchange for the OEI
                                                  Series A preferred stock
---------------------------------------------------------------------------------------------
                                NUMBER AND TERM OF DIRECTORS:
---------------------------------------------------------------------------------------------
 - Currently 12 directors elected in 3            - Currently 12 directors elected in 3
   classes with staggered 3-year terms            classes with staggered 3-year terms, which
                                                    will increase to 15 directors upon
                                                    completion of the merger
---------------------------------------------------------------------------------------------
                                    REMOVAL OF DIRECTORS:
---------------------------------------------------------------------------------------------
 - Can only be for cause and requires the         - Can only be for cause and requires the
  affirmative vote of 66 2/3% of combined           majority vote of shares entitled to vote
  voting power of outstanding shares of             at elections of directors
  voting stock
---------------------------------------------------------------------------------------------
                              SPECIAL MEETINGS OF STOCKHOLDERS:
---------------------------------------------------------------------------------------------
 - Cannot be called by stockholders               - Can be called by holders of at least 10%
                                                  of shares entitled to vote
---------------------------------------------------------------------------------------------
                       NOTICE FOR ANNUAL MEETINGS; CERTAIN PROPOSALS:
---------------------------------------------------------------------------------------------
 - Business to be brought before an annual        - Business to be brought before an annual
  meeting by a stockholder requires written         meeting by a shareholder requires written
  notice to the corporate secretary                 notice to the corporate secretary
  delivered not less than 80 days prior to          delivered 90 days prior to the
  the annual meeting, unless OEI provides           anniversary of the preceding annual
  less than 90 days notice of the meeting           meeting
---------------------------------------------------------------------------------------------

                    OEI                                        SEAGULL/NEW OCEAN
                    ---                                        -----------------
---------------------------------------------------------------------------------------------
                                     CHARTER AMENDMENTS:
---------------------------------------------------------------------------------------------
 - Generally requires board approval and          - Generally requires board approval and the
   the affirmative vote of the holders of a         affirmative vote of the holders of
  majority of the outstanding stock                 two-thirds of the outstanding shares
  entitled to vote and, in some                     entitled to vote and, in some
  circumstances, a similar vote of each             circumstances, a similar vote of each
  affected class                                    affected class
 - Some types of amendments described in
   OEI's charter require a 75% voting
   threshold
---------------------------------------------------------------------------------------------
                                    AMENDMENT TO BYLAWS:
---------------------------------------------------------------------------------------------
 - May be made by the board of directors          - May be made by the board of directors or
  without consent or vote of the                  by the shareholders with the affirmative
  stockholders or by the stockholders with          vote of holders of a majority of the
  the affirmative vote of holders of at             outstanding shares of Seagull common
  least two-thirds of the outstanding               stock entitled to vote thereon, except
  shares entitled to vote                           that amendments relating to the powers,
                                                    number, term of office, vacancy and
                                                    removals of the members of the board or
                                                    the provisions authorizing amendments to
                                                    the bylaws require the vote of the
                                                    holders of at least two-thirds of the
                                                    shares entitled to vote thereon
---------------------------------------------------------------------------------------------
                      STATE TAKEOVER LAWS APPLICABLE TO THE COMPANIES:
---------------------------------------------------------------------------------------------
 Section 203 of the DGCL:                         Article 13 of the TBCA:
Generally prohibits significant business          Generally similar to the Delaware statute,
 transactions, including mergers, with a          except that:
 holder of 15% or more of a company's stock
 for three years after the stockholder            - the restrictions apply to 20%
  crosses the 15% threshold, unless:              shareholders rather than Delaware's 15%
                                                    threshold; and
 - the board approves either the
   transaction in question or the                 - the Texas statute does not have
   acquisition of shares by the                   Delaware's 85% unaffiliated tender offer
   stockholder; or                                   exception
 - when the stockholder crosses the 15%
   threshold, it acquires at least 85% of
   the outstanding shares not held by
   affiliates, such as pursuant to a tender
   offer; or
 - the transaction is approved by
   two-thirds of the company's stockholders
   other than the stockholder in question
---------------------------------------------------------------------------------------------
                              INSPECTION OF BOOKS AND RECORDS:
---------------------------------------------------------------------------------------------
 - Any stockholder may examine the list of        - Only 5% shareholders and shareholders who
  stockholders and, upon written demand,            have held their shares for six months
  may inspect any other corporate books and         have the right to examine the corporate
  records for valid purposes                        books and records and share transfer
                                                    records
---------------------------------------------------------------------------------------------

                    OEI                                        SEAGULL/NEW OCEAN
                    ---                                        -----------------
---------------------------------------------------------------------------------------------
          VOTE REQUIRED FOR MERGERS AND SIMILAR FUNDAMENTAL CORPORATE TRANSACTIONS:
---------------------------------------------------------------------------------------------
 - Affirmative vote of the holders of the         - Affirmative vote of the holders of at
  majority of the shares in each class            least two- thirds of the shares entitled to
  entitled to vote                                  vote, including by separate class if
                                                    required
---------------------------------------------------------------------------------------------
        VOTE REQUIRED FOR SALES OF ALL OR SUBSTANTIALLY ALL OF THE CORPORATE ASSETS:
---------------------------------------------------------------------------------------------
 - Requires approval by the holders of a          - If not in the "usual and regular course
  majority of the corporation's outstanding       of business," requires affirmative vote of
  stock                                             the holders of at least two-thirds of the
                                                    shares entitled to vote, including by
 - The legal meaning of "all or                     separate class if required
   substantially all" is not certain
                                                  - Shareholder approval is not required if
                                                  the sale is in the "usual and regular
                                                    course of business," which under the
                                                    statute is satisfied if the corporation
                                                    continues to engage in a business after
                                                    the transaction or purchases a business
                                                    with the sale proceeds
---------------------------------------------------------------------------------------------

RIGHTS PLANS

     OEI. Under OEI's rights agreement, each share of OEI common stock has "attached" to it one preferred stock purchase right. Each right entitles the holder to purchase from OEI, a fraction of a share of OEI junior preferred stock.

     Furthermore, when one of the following events occurs, each right will entitle the holder to purchase, at half of its market value, additional shares of OEI common stock:

     - ten days after a public announcement that a person or group of related persons (an "Acquiring Person"), has acquired or obtained the right to acquire beneficial ownership of 15% or more of the outstanding shares of OEI common stock; or

     - ten business days, or such later date as may be determined by the OEI Board, following the commencement of, or the announcement of an intention to make, a tender offer or exchange offer that would result in a person or group beneficially owing 15% or more of the outstanding shares of OEI common stock.

     Because an Acquiring Person is not entitled to exercise rights that relate to its shares, the Acquiring Person's ownership of OEI would be severely diluted if the other stockholders exercise their right to buy stock at half price. Therefore, the effect of the rights agreement is to encourage any person who wants to acquire OEI to negotiate with the OEI Board to agree on a transaction that is not coercive and is beneficial to all stockholders.

     In addition, if OEI is acquired in a merger or other business combination transaction or 50% or more of OEI's consolidated assets or earning power is sold, each right will entitle the holder to purchase common stock of the acquiring company at half of its market value.

     Prior to there being an Acquiring Person, OEI may redeem the rights at a price of $0.001 per right.

     The rights are not triggered by the merger.

     Seagull. Seagull has a rights plan which has substantially the same effect as the OEI rights plan, except that the exercise price is different and the threshold upon which the rights will separate from the Seagull common stock is the acquisition or right to acquire 10% or more of the outstanding Seagull common stock, rather than 15%. The Seagull rights are not applicable to the merger.

                     DESCRIPTION OF NEW OCEAN CAPITAL STOCK

     The New Ocean Articles of Incorporation, which will be Seagull's Articles of Incorporation as currently in effect with the exception of the amendments described in this document, will provide that the authorized capital stock of New Ocean will consist of 450,000,000 shares of common stock and 50,000,000 shares of preferred stock, par value $1.00 per share.

NEW OCEAN PREFERRED STOCK

GENERAL

     The Board of Directors will have the authority, subject to the rights of the holders of New Ocean Series C preferred stock, to provide for the issuance of up to 50,000,000 shares of New Ocean preferred stock in one or more series and to determine the voting powers, designations, rights and preferences of such preferred stock. At present, 500,000 shares of Seagull preferred stock are designated as Series B Junior Participating Seagull preferred stock in connection with Seagull's shareholder rights plan although no such shares of Seagull are currently issued and outstanding. No other shares of Seagull preferred stock have been designated or are outstanding.

NEW OCEAN SERIES A PREFERRED STOCK

EFFECTS OF THE MERGER

     Each share of the OEI Series A preferred stock issued and outstanding immediately prior to the effective time of the merger will be converted automatically into one share of New Ocean Series C preferred stock. The New Ocean Series C preferred stock will have substantially equivalent rights, preferences and limitations as the OEI Series A preferred stock and will be convertible into New Ocean common stock.

     No certificates representing New Ocean Series C preferred stock will be issued to holders of OEI Series A preferred stock unless requested by such holders. Instead, certificates that represented shares of OEI Series A preferred stock will be deemed to represent an equal number of shares of New Ocean Series C preferred stock after the merger.

RANK

     The New Ocean Series C preferred stock will rank senior to the New Ocean common stock, with respect to dividend distributions and distributions upon the voluntary or involuntary liquidation, dissolution or winding up of New Ocean.

DIVIDENDS

     Holders of each share of New Ocean Series C preferred stock will be entitled to receive cumulative dividends at the rate of $65.00 per annum, payable semi-annually in cash. The first payment is due April 1, 1999. No dividends may be paid on any New Ocean common stock or any other New Ocean equity security that ranks below the New Ocean Series C preferred stock unless all cumulated and unpaid dividends have been paid on the New Ocean Series C preferred stock.

LIQUIDATION PREFERENCE

     In the event of a voluntary or involuntary liquidation, dissolution or winding up of New Ocean, holders of the New Ocean Series C preferred stock will be entitled to receive a liquidating distribution of $1,000 per share, plus any accrued and unpaid dividends. This liquidating distribution will be made before any distributions are made on the New Ocean common stock or any other New Ocean equity securities that rank below the New Ocean Series C preferred stock. If the assets of New Ocean are insufficient to pay such a liquidating distribution on the New Ocean Series C preferred stock and any other class of capital stock ranking on a parity with the New Ocean Series C preferred stock in full, the holders of the

New Ocean Series C preferred stock and the other parity securities will share ratably in any such distribution of New Ocean in proportion to the full liquidation preference to which they are entitled.

CONVERSION RIGHTS

     The New Ocean Series C preferred stock will be convertible into shares of New Ocean common stock at the option of the holder, at any time or from time to time. In addition, the New Ocean Series C preferred stock will automatically convert into shares of New Ocean common stock if, for any 20 consecutive trading days, the closing price of New Ocean common stock equals or exceeds the Forced Conversion Price (defined below). The New Ocean Series C preferred stock will be converted into the number of shares of New Ocean common stock determined by dividing:

     - the sum of (A) $1,000.00 plus (B) all accrued and unpaid dividends by

     - the Conversion Price in effect on the date of conversion.

     The "Conversion Price" will initially be $15.00 and will be subject to adjustment upon the occurrence of certain events, including the issuance of additional New Ocean common stock or options, rights or warrants to acquire New Ocean common stock for less than a pre-determined price, the issuance of New Ocean common stock as a dividend or distribution and a subdivision or combination of New Ocean common stock. Prior to November 10, 2001, the "Forced Conversion Price" will be 175% of the Conversion Price. After November 10, 2001, the Forced Conversion Price will be 150% of the Conversion Price.

     In the case of any reclassification or change of outstanding shares of New Ocean common stock, any merger or consolidation with any other entity that results in the reclassification or cancellation of outstanding shares of New Ocean common stock or any sale of all or substantially all of the assets of New Ocean, the New Ocean Series C preferred stock will be convertible into the kind and amount of securities, cash and other property which the holder of New Ocean Series C preferred stock would have been entitled to receive had the holder converted their shares into New Ocean common stock immediately prior to the occurrence of such event.

OPTIONAL REDEMPTION

     New Ocean will have the option, but will not be required, to redeem shares of the New Ocean Series A preferred stock for cash. The price of such redemption will be equal to the sum of:

     - the product of (A) the number of shares of New Ocean common stock into which one share of New Ocean Series C preferred stock is then convertible and (B) the Forced Conversion Price and

     - all accrued and unpaid dividends on such shares of New Ocean Series C preferred stock.

MANDATORY REDEMPTION

     On November 10, 2018 and on each anniversary thereafter until the New Ocean Series C preferred stock is fully retired, if:

     - the shares of New Ocean Series C preferred stock have not been converted or redeemed previously and

     - the closing price of New Ocean common stock is less than the Conversion Price for a period of 30 consecutive trading days during the preceding year, then the holder may redeem for cash the lesser of

      (1) 20% of the shares of New Ocean Series C preferred stock owned by the holder or

      (2) the number of shares equal to the amount resulting from dividing the holder's pro rata share of Available Cash (defined below) by the redemption price per share.

     The redemption price per share is $1,000.00, plus all accrued and unpaid dividends. New Ocean will not be required to redeem any New Ocean Series C preferred stock if the redemption would result in a default under any agreement or obligation by which New Ocean is bound.

     The term "Available Cash" means the lesser of the amount of cash legally available for the redemption of stock by New Ocean or the amount of cash, available for the redemption of stock by New Ocean without materially disrupting the normal course of business of New Ocean, as determined in good faith by the New Ocean Board of Directors.

VOTING RIGHTS

     The holders of the New Ocean Series C preferred stock will be entitled to vote on all matters on which New Ocean common stock holders are entitled to vote. Each holder of New Ocean Series C preferred stock will be entitled to a number of votes equal to the number of shares of New Ocean common stock into which their New Ocean Series C preferred stock is convertible as of the record date for such vote. Whenever the holders are entitled to vote as a class, each holder will be entitled to the number of votes equal to the number of shares of New Ocean common stock into which the New Ocean Series C preferred stock is convertible as of the record date for such vote.

     If any New Ocean Series A preferred stock are outstanding, New Ocean may not create a new class or series of stock having a dividend or liquidation preference senior to the New Ocean Series C preferred stock or amend, alter or repeal its Articles of Incorporation in a manner that will adversely affect the rights of the New Ocean Series C preferred stockholders without the consent of two-thirds of the shares of the New Ocean Series C preferred stock then outstanding voting as a class.

                             ELECTION OF DIRECTORS

     Fifteen directors have been nominated by the Seagull Board for election to the New Ocean Board of Directors at the special meeting, subject to consummation of the merger. Seagull's bylaws provide for a classified Board of Directors. The Seagull Board of Directors is divided into Classes I, II and III, the terms of which are currently scheduled to expire respectively on the dates of Seagull's Annual Meeting of Shareholders in 1999, 2000, and 2001, respectively. Pursuant to the terms of the merger agreement, at the effective time, the size of the New Ocean's Board of Directors will be increased from Seagull's current number of 12 directors to 15 directors for New Ocean, and eight individuals designated by OEI and seven individuals designated by Seagull will, subject to consummation of the merger, be elected to serve on the New Ocean Board of Directors. Each of the current directors of Seagull not continuing on the New Ocean Board of Directors will resign upon effectiveness of the merger.

     The terms of the directors elected at the Seagull special meeting will expire at the Seagull annual meeting of shareholders in the year indicated above and until their respective successors shall have been elected and qualified. Each of the individuals designated by OEI currently serves as a director of OEI and each of the individuals designated by Seagull currently serves as a director of Seagull.

     The TBCA and Seagull's bylaws require the size of each class to be nearly as equal as possible. As set forth below, five individuals have been nominated to serve in each class of directors, and as a result, after the merger, each of the classes of New Ocean's Board of Directors will contain five members.

     The 15 individuals receiving the most votes for director at the Seagull special meeting will be elected to the New Ocean Board. Accordingly, under Texas law and Seagull's Articles of Incorporation and bylaws, abstentions and broker non-votes will have no effect on the election of directors. Shareholders may not cumulate their votes in the election of directors.

     Unless otherwise instructed or unless authority to vote is withheld, the enclosed proxy will be voted FOR the election of the nominees to the New Ocean Board of Directors listed in the table below. Although the Seagull Board does not contemplate that any of the nominees will be unable to serve, if such a situation arises prior to the Seagull special meeting, the persons named in the enclosed proxy will vote for the election of such other person(s) as may be designated by OEI or Seagull, as the case may be, in accordance with the terms of the merger agreement.

NOMINEES

     The following table sets forth information regarding the names, ages, principal occupations and directorships in other companies held by the nominees for director:

NOMINEES                      AGE           PRINCIPAL OCCUPATION AND DIRECTORSHIPS
--------                      ---           --------------------------------------
CLASS I NOMINEES
Milton Carroll..............   48   Chairman of the Board, President and Chief Executive
                                    Officer, Instrument Products, Inc.; Director, Blue
                                      Cross Blue Shield of Texas, Houston Industries, Inc.
                                      and Texas Eastern Products Pipeline Co. Director of
                                      Seagull since 1997.
Thomas D. Clark, Jr.........   58   Ourso Distinguished Professor of Business and Dean of
                                    College of Business Administration at Louisiana State
                                      University. Director of OEI since 1997.
Peter J. Fluor..............   51   President and Chief Executive Officer, Texas Crude
                                    Energy, Inc. (independent oil and gas company);
                                      Director, Fluor Corporation. Director of Seagull
                                      since 1980.
Robert L. Howard............   62   Retired Vice President of Domestic Operations,
                                    Exploration and Production, Shell Oil Company;
                                      Director, Southwestern Energy Company, McDermott
                                      International Inc. and J. Ray McDermott, S.A.
                                      Director of OEI since 1998.

NOMINEES                      AGE           PRINCIPAL OCCUPATION AND DIRECTORSHIPS
--------                      ---           --------------------------------------
Charles F. Mitchell,
  M.D. .....................   50   Otolaryngologist and facial plastic surgeon. Director
                                    of OEI since 1995.
CLASS II NOMINEES
J. Evans Attwell............   67   Attorney, Vinson & Elkins L.L.P.; Director, American
                                    General Corporation and Dain Rauscher Corporation.
                                      Director of Seagull since 1974.
Barry J. Galt...............   64   Vice Chairman of Seagull; Director, Standard Insurance
                                      Company, Trinity Industries, Inc. and Halter Marine
                                      Group, Inc. Director of Seagull since 1983.
Elvis L. Mason..............   65   Chairman and Chief Executive Officer, Safeguard
                                    Business Systems, Inc.; Director, San Jacinto Holdings,
                                      Inc. Director of OEI since 1998.
David K. Newbigging.........   65   Chairman, Friends' Provident Life; Director, Merrill
                                    Lynch & Co., Inc. and PACCAR Inc. Director of OEI since
                                      1998.
Dee S. Osborne..............   68   President, Crest Investment Company (investments);
                                    Director, EOTT Energy Corp. (the general partner of
                                      EOTT Energy Partners, L.P.). Director of Seagull
                                      since 1983.
CLASS III NOMINEES
John B. Brock...............   66   Chairman of the Board of OEI; Director, Southwest Bank
                                    of Texas, Southwest Bankcorporation of Texas Inc.
                                      Director of OEI since 1998.
James L. Dunlap.............   61   Vice Chairman of OEI; Director, Massachusetts Mutual
                                    Life Insurance Company. Director of OEI since 1998.
James C. Flores.............   39   President and Chief Executive Officer of OEI. Director
                                    of OEI since 1992.
James T. Hackett............   45   Chairman of the Board, President and Chief Executive
                                    Officer of Seagull. Director of Seagull since 1998.
R. A. Walker................   42   Senior Managing Director, Prudential Capital Group;
                                    Director, YPF/Maxus Energy and Coca-Cola Bottling Group
                                      (Southwest). Director of Seagull since 1996.

     Each of the nominees named above has been engaged in the principal occupation set forth opposite his name for the past five years except as follows:

     Mr. Clark was employed with Florida State University until 1995 in a variety of positions including Professor and Chairman of the Department of Information and Management Sciences and Director of the Center for Information Systems Research.

     Mr. Mason has served as Chairman of the Board of Directors and Chief Executive Officer of San Jacinto Holdings, Inc. since December 1991 and Managing Partner of Mason Best Company, L.P., a merchant banking firm, since August 1984. He has served as Chief Executive Officer of Safeguard Business Systems Inc. since August 1997 and from December 1992 to October 1996.

     Mr. Newbigging served as Chairman of Faupel Trading Group P.L.C., Equitas Holdings Limited, Equitas Reinsurance Limited and Equitas Limited.

     Mr. Brock served as Chairman of the Board of United Meridian Corporation ("UMC") from 1995 to March 1998 at which time UMC was merged into OEI. From 1989 to 1998 Mr. Brock held a variety of positions with UMC, including as Chief Executive Officer of UMC from May 1995 to March 1998.

     Mr. Dunlap served as President and Chief Operating Officer of UMC from October 1996 to March 1998. Prior to that time Mr. Dunlap spent 33 years with Texaco, Inc., most recently as Senior Vice President.

     Mr. Flores has served in various capacities with OEI for the past five years and has served as President and Chief Executive Officer since July 1995.

     Mr. Hackett served as President of the Energy Services division of Duke Energy from June 1997 through September 1998, following the merger of Duke Power Company and PanEnergy Corporation. From January 1996 until the merger, Mr. Hackett served as PanEnergy's Executive Vice President. Prior to his employment with PanEnergy, Mr. Hackett was employed by NGC Corporation from June 1990 through December 1995. He served as a Senior Vice President of NGC and the President of its Trident Division from March 1995 through December 1995, an Executive Vice President of NGC from January 1994 through March 1995 and a Senior Vice President of NGC from June 1990 through December 1993. Mr. Hackett also served as a director of NGC from January 1993 through March 1995.

     THE SEAGULL BOARD RECOMMENDS THAT SEAGULL SHAREHOLDERS VOTE FOR THE ELECTION OF EACH OF THE ABOVE-NAMED NOMINEES. ELECTION OF ALL 15 OF THE ABOVE NAMED NOMINEES IS A CONDITION TO THE MERGER.

                                    EXPERTS

     The audited financial statements of OEI incorporated by reference in this document have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and have been incorporated herein in reliance upon the authority of said firm as experts in giving said report.

     The audited financial statements of Seagull incorporated by reference in this document have been audited by KPMG LLP, independent public accountants, as indicated in their report with respect thereto, and have been incorporated herein in reliance upon the authority of said firm as experts in giving said report.

     Certain information with respect to the oil and gas reserves associated with a portion of Seagull's oil and gas properties derived from the report of DeGolyer and McNaughton, independent consulting petroleum engineers, has been included and incorporated by reference herein upon the authority of said firm as experts with respect to the matters covered by such report and in giving such report.

     Certain information with respect to the oil and gas reserves associated with a portion of Seagull's oil and gas properties derived from the report of Netherland, Sewell & Associates, Inc., independent consulting petroleum engineers, has been included and incorporated by reference herein upon the authority of said firm as experts with respect to the matters covered by such report and in giving such report.

     Certain information with respect to the oil and gas reserves associated with a portion of Seagull's oil and gas properties derived from the report of Ryder Scott Company, independent consulting petroleum engineers, has been included and incorporated by reference herein upon the authority of said firm as experts with respect to the matters covered by such report and in giving such report.

     Certain information with respect to the oil and gas reserves associated with a portion of OEI's oil and gas properties derived from the report of Netherland, Sewell & Associates, Inc., independent petroleum engineers, has been included and incorporated by reference herein in reliance upon such firm as experts with respect to the matters contained therein.

                                 LEGAL MATTERS

     The validity of the Seagull common stock offered hereby will be passed upon by Vinson & Elkins L.L.P. In addition, Akin, Gump, Strauss, Hauer & Feld, L.L.P. and Vinson & Elkins L.L.P. have delivered opinions to OEI and Seagull, respectively, as to certain tax matters. Mr. J. Evans Attwell, an attorney with Vinson & Elkins L.L.P., is a director of Seagull and has been nominated to serve on the New Ocean Board of Directors.

                             STOCKHOLDER PROPOSALS

SEAGULL

     Pursuant to various rules promulgated by the SEC, any proposals of holders of Seagull common stock intended to be presented to the annual meeting of shareholders of Seagull to be held in 1999 must have been received by Seagull, addressed to Sylvia Sanchez, Corporate Secretary, 1001 Fannin, Suite 1700, Houston, Texas 77002, no later than December 1, 1998, to be included in Seagull's proxy statement and form of proxy relating to that meeting.

     In addition to the SEC rules described in the preceding paragraph, Seagull's bylaws provide that for business to be properly brought before Seagull's annual meeting by a shareholder, the shareholder must have given timely notice in writing of the business to be brought before the meeting. To be timely, a shareholder's notice must have been delivered to or mailed and received at Seagull's principal executive offices, 1001 Fannin, Suite 1700, Houston, Texas 77002, on or before February 12, 1999. A shareholder's notice to the Secretary must contain certain information specified in Seagull's bylaws.

     Nominations of persons for election to Seagull's Board of Directors may be made by a shareholder at a meeting of shareholders only pursuant to timely notice in writing to the Secretary of Seagull. To be timely, a shareholder's notice must have been delivered to or mailed and received at Seagull's principal executive offices, 1001 Fannin, Suite 1700, Houston, Texas 77002 with respect to an election to be held at the annual meeting of shareholders of Seagull, on or before February 12, 1999, and with respect to an election to be held at a special meeting of shareholders of Seagull for the election of directors, not later than the close of business on the 10th day following the date on which notice of the date of the meeting was mailed or public disclosure of the date of the meeting was made, whichever first occurs. Such shareholder's notice to the Secretary, must contain certain information specified in Seagull's bylaws.

OEI

     If the merger is not completed before OEI's annual meeting of stockholders, any proposal of a stockholder intended to be presented at the 1999 annual meeting of stockholders of OEI must have been received at OEI's principal executive offices no later than November 27, 1998, if the proposal is to be considered for inclusion in OEI's proxy statement relating to such meeting. In addition, OEI has adopted bylaw provisions which require that nominations of persons for election to the board of directors and the proposal of business by stockholders at an annual meeting of stockholders must fulfill certain requirements which include the requirement that notice of such nominations or proposals must be delivered to the Secretary of OEI not less than 80 days prior to the annual meeting of stockholders; provided, however, that in the event that less than 90 days' notice or prior public disclosure of the date of the meeting is given or made to the stockholders of OEI, notice by the stockholder of the nomination or proposal to be timely must be so received not later than the close of business on the tenth day following the date on which such notice of the date of the annual meeting of stockholders was mailed or such public disclosure made.

                      WHERE YOU CAN FIND MORE INFORMATION

     OEI and Seagull file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-8330 for further information on the public reference room. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

     Seagull filed a registration statement on Form S-4 to register with the SEC the Seagull common and preferred stock that Seagull will issue to the OEI stockholders in the merger. This document is part of that registration statement and constitutes a prospectus of Seagull in addition to being a proxy statement for Seagull and OEI for their special meetings. As allowed by SEC rules, this document does not contain all of the information you can find in the registration statement or the exhibits to the registration statement.

     The SEC allows Seagull and OEI to "incorporate by reference" information into this document, which means that Seagull and OEI can disclose important information to you by referring to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information in this document.

     This document incorporates by reference the documents set forth below.

SEAGULL SEC FILINGS:

     1. Annual Report on Form 10-K for the fiscal year ended December 31, 1998, filed February 16, 1999

     2. The description of the Seagull Common Stock contained in the Registration Statement on Form 8-A declared effective by the Commission on January 30, 1981, together with the amendments on Form 8 filed with the Commission on January 29, 1981, January 30, 1981 and October 28, 1991

     3. The description of Seagull's Series B Junior Participating Preferred Stock and related rights contained in the Registration Statement on Form 8-A/A Amendment No. 1 filed with the Commission on December 17, 1997

     4. The information set forth under the headings "Election of Directors" and "Executive Compensation" of the Definitive Proxy Statement for the Annual Meeting of Shareholders held on May 13, 1998 filed under cover of
        Schedule 14A with the Commission

OEI SEC FILINGS:

     1. Annual Report on Form 10-K for the fiscal year ended December 31, 1998, filed February 16, 1999

     Seagull and OEI are also incorporating by reference additional documents that they file with the SEC between the date of this document and the date of the special meetings.

     If you are a stockholder of Seagull or OEI, we may have sent you some of the documents listed above, but you can obtain any of them from us or the SEC. Documents listed above are available from us without charge, excluding all exhibits unless the exhibits have specifically been incorporated by reference in this document. Stockholders may obtain documents listed above by requesting them in writing from the appropriate company at the following address:

Seagull Energy Corporation                 Ocean Energy, Inc.
1001 Fannin, Suite 1700                    1201 Louisiana, Suite 1400
Houston, Texas 77002                       Houston, Texas 77002
Attn: Investor Relations                   Attn: Investor Relations

     If you would like to request documents from us, please do so by March 22, 1999 so that you may receive them before the special meetings. You should rely only on the information contained in this document to vote on the proposals submitted by the Seagull and OEI Boards. We have not authorized anyone to provide you with information that is different from what is contained in this document. This document is dated February 23, 1999. You should not assume that the information contained in this document is accurate as of any date other than such date, and neither the mailing of this document to shareholders of Seagull and stockholders of OEI nor the issuance of New Ocean common stock or New Ocean preferred stock in the merger shall create any implication to the contrary.


     OEI has provided all of the information contained in this document with respect to OEI and Seagull has provided all of the information contained in this document with respect to Seagull.

     YOU ARE URGED TO SIGN, DATE AND PROMPTLY MAIL THE ENCLOSED PROXY IN THE ENCLOSED PREPAID ENVELOPE. PROMPT RETURN OF YOUR PROXY MAY SAVE SEAGULL AND OEI ADDITIONAL SOLICITATION EXPENSE.


     WE ENCOURAGE ALL STOCKHOLDERS OF SEAGULL AND OEI TO ATTEND THE SPECIAL MEETINGS ON MARCH 30, 1999.

                           CERTAIN OIL AND GAS TERMS

     The following are abbreviations and definitions of terms commonly used in the oil and gas industry and this document. Unless otherwise indicated in this document, natural gas volumes are stated at the legal pressure base of the state or area in which the reserves are located and at 60 degrees Fahrenheit.

     "Bbl" means a barrel of 42 U.S. gallons of oil.

     "Bcf" means billion cubic feet of natural gas.

     "BOE" means barrels of oil equivalent, which is determined using the ratio of six Mcf of natural gas to one Bbl of oil.

     "BOEPD" means barrels of oil equivalent per day.

     "Btu" or "British Thermal Unit" means the quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit.

     "MBbls" means thousands of barrels of oil.

     "MBOE" means a thousand barrels of oil equivalent.

     "Mcf" means thousand cubic feet of natural gas.

     "Mcfe" means a thousand cubic feet equivalent, which is determined using the ratio of one barrel of oil to six Mcf of natural gas.

     "MMBbls" means millions of barrels of oil.

     "MMBOE" means million barrels of oil equivalent.

     "MMBtu" means one million British Thermal Units.

     "MMcf" means million cubic feet of natural gas.

     "Present Value of Future Net Revenues" or "Present Value of Proved Reserves" means the present value of estimated future revenues to be generated from the production of proved reserves calculated in accordance with SEC guidelines, net of estimated production and future development costs, using prices and costs as of the date of estimation without future escalation, without giving effect to non-property related expenses such as general and administrative expenses, debt service, future income tax expense and depreciation, depletion and amortization, and discounted using an annual discount rate of 10%.

                                                                         ANNEX A

                          AGREEMENT AND PLAN OF MERGER

                                    BETWEEN

                           SEAGULL ENERGY CORPORATION

                                      AND

                               OCEAN ENERGY, INC.

                         DATED AS OF NOVEMBER 24, 1998

                  As Modified by Amendment No. 1 to Agreement
                and Plan of Merger dated as of December 9, 1998

                               TABLE OF CONTENTS

                                   ARTICLE I

                                   THE MERGER

Section 1.1      The Merger..................................................    A-1
Section 1.2      Effective Time of the Merger................................    A-1
Section 1.3      Tax Treatment...............................................    A-1
Section 1.4      Accounting Treatment........................................    A-1

                                     ARTICLE II
                             THE SURVIVING CORPORATION
Section 2.1      Articles of Incorporation...................................    A-2
Section 2.2      Bylaws......................................................    A-2
Section 2.3      Directors and Officers......................................    A-2

                                    ARTICLE III
                                CONVERSION OF SHARES
Section 3.1      Conversion of Capital Stock.................................    A-2
Section 3.2      Surrender and Payment.......................................    A-4
Section 3.3      Stock Options...............................................    A-5
Section 3.4      No Fractional Shares........................................    A-6
Section 3.5      Closing.....................................................    A-6

                                     ARTICLE IV
                       REPRESENTATIONS AND WARRANTIES OF OEI
Section 4.1      Organization and Qualification..............................    A-6
Section 4.2      Capitalization..............................................    A-7
Section 4.3      Authority...................................................    A-8
Section 4.4      Consents and Approvals; No Violation........................    A-8
Section 4.5      OEI SEC Reports.............................................    A-9
Section 4.6      Financial Statements........................................    A-9
Section 4.7      Absence of Undisclosed Liabilities..........................    A-9
Section 4.8      Absence of Certain Changes..................................   A-10
Section 4.9      Taxes.......................................................   A-10
Section 4.10     Litigation..................................................   A-11
Section 4.11     Employee Benefit Plans; ERISA...............................   A-11
Section 4.12     Environmental Liability.....................................   A-12
Section 4.13     Compliance with Applicable Laws.............................   A-13
Section 4.14     Insurance...................................................   A-13
Section 4.15     Labor Matters; Employees....................................   A-14
Section 4.16     Reserve Reports.............................................   A-14
Section 4.17     Permits.....................................................   A-15
Section 4.18     Material Contracts..........................................   A-15
Section 4.19     Required Stockholder Vote or Consent........................   A-16
Section 4.20     Proxy Statement/Prospectus; Registration Statement..........   A-16
Section 4.21     Intellectual Property.......................................   A-16
Section 4.22     Hedging.....................................................   A-16
Section 4.23     Brokers.....................................................   A-17
Section 4.24     Tax-Free Reorganization.....................................   A-17
Section 4.25     Fairness Opinion............................................   A-17
Section 4.26     Year 2000 Issues............................................   A-17
Section 4.27     Takeover Laws...............................................   A-17

                                     ARTICLE V
                           REPRESENTATIONS AND WARRANTIES
                                     OF SEAGULL
Section 5.1      Organization and Qualification..............................   A-18
Section 5.2      Capitalization..............................................   A-18
Section 5.3      Authority...................................................   A-19
Section 5.4      Consents and Approvals; No Violation........................   A-19
Section 5.5      Seagull Financial Statements................................   A-20
Section 5.6      Absence of Undisclosed Liabilities..........................   A-20
Section 5.7      Absence of Certain Changes..................................   A-21
Section 5.8      Seagull SEC Reports.........................................   A-21
Section 5.9      Taxes.......................................................   A-21
Section 5.10     Litigation..................................................   A-22
Section 5.11     Employee Benefit Plans; ERISA...............................   A-22
Section 5.12     Environmental Liability.....................................   A-23
Section 5.13     Compliance with Applicable Laws.............................   A-24
Section 5.14     Insurance...................................................   A-24
Section 5.15     Labor Matters...............................................   A-24
Section 5.16     Reserve Reports.............................................   A-25
Section 5.17     Material Contracts..........................................   A-25
Section 5.18     Permits.....................................................   A-26
Section 5.19     Required Stockholder Vote or Consent........................   A-26
Section 5.20     Proxy Statement/Prospectus; Registration Statement..........   A-26
Section 5.21     Intellectual Property.......................................   A-27
Section 5.22     Hedging.....................................................   A-27
Section 5.23     Brokers.....................................................   A-27
Section 5.24     Tax Matters.................................................   A-27
Section 5.25     Fairness Opinion............................................   A-28
Section 5.26     Year 2000 Issues............................................   A-28
Section 5.27     Regulation as a Utility.....................................   A-28
Section 5.28     Takeover Laws...............................................   A-28

                                     ARTICLE VI
                       CONDUCT OF BUSINESS PENDING THE MERGER
Section 6.1      Conduct of Business by OEI Pending the Merger...............   A-28
Section 6.2      Conduct of Business by Seagull Pending the Merger...........   A-30

                                    ARTICLE VII
                               ADDITIONAL AGREEMENTS
Section 7.1      Access and Information......................................   A-32
Section 7.2      Acquisition Proposals.......................................   A-32
Section 7.3      Directors' and Officers' Indemnification and Insurance......   A-34
Section 7.4      Further Assurances..........................................   A-34
Section 7.5      Expenses....................................................   A-35
Section 7.6      Cooperation.................................................   A-36
Section 7.7      Publicity...................................................   A-36
Section 7.8      Additional Actions..........................................   A-36
Section 7.9      Filings.....................................................   A-36
Section 7.10     Consents....................................................   A-36
Section 7.11     Employee Matters; Benefit Plans.............................   A-36
Section 7.12     Board, Committees and Executive Officers....................   A-37
Section 7.13     Stockholders Meetings.......................................   A-39
                 Preparation of the Proxy Statement/Prospectus and
Section 7.14     Registration Statement......................................   A-39

Section 7.15     Stock Exchange Listing......................................   A-40
Section 7.16     Notice of Certain Events....................................   A-40
Section 7.17     Site Inspections............................................   A-41
Section 7.18     Affiliate Agreements; Tax Treatment.........................   A-41
Section 7.19     Stockholder Litigation......................................   A-41
Section 7.20     Indenture Matters...........................................   A-41
Section 7.21     Credit Facility.............................................   A-41
Section 7.22     Seagull Rights Plan.........................................   A-41
Section 7.23     Registration Rights Agreements..............................   A-41
Section 7.24     Employment Agreements and Severance Agreements..............   A-42

                                    ARTICLE VIII
                      CONDITIONS TO CONSUMMATION OF THE MERGER
Section 8.1      Conditions to the Obligation of Each Party..................   A-42
Section 8.2      Conditions to the Obligations of Seagull....................   A-42
Section 8.3      Conditions to the Obligations of OEI........................   A-43

                                     ARTICLE IX
                                      SURVIVAL
Section 9.1      Survival of Representations and Warranties..................   A-43
Section 9.2      Survival of Covenants and Agreements........................   A-43

                                     ARTICLE X
                         TERMINATION, AMENDMENT AND WAIVER
Section 10.1     Termination.................................................   A-44
Section 10.2     Effect of Termination.......................................   A-45

                                     ARTICLE XI
                                   MISCELLANEOUS
Section 11.1     Notices.....................................................   A-45
Section 11.2     Separability................................................   A-46
Section 11.3     Assignment..................................................   A-46
Section 11.4     Interpretation..............................................   A-46
Section 11.5     Counterparts................................................   A-46
Section 11.6     Entire Agreement............................................   A-46
Section 11.7     Governing Law...............................................   A-46
Section 11.8     Attorneys' Fees.............................................   A-46
Section 11.9     No Third Party Beneficiaries................................   A-47
Section 11.10    Disclosure Schedules........................................   A-47
Section 11.11    Amendments and Supplements..................................   A-47
Section 11.12    Extensions, Waivers, Etc....................................   A-47

                          AGREEMENT AND PLAN OF MERGER

     This Agreement and Plan of Merger (this "Agreement") dated as of November 24, 1998, by and between Seagull Energy Corporation, a Texas corporation ("Seagull"), and Ocean Energy, Inc., a Delaware corporation ("OEI").

     WHEREAS, the respective Boards of Directors of Seagull and OEI deem it advisable and in the best interests of their respective stockholders that OEI merge with and into Seagull (the "Merger") upon the terms and subject to the conditions set forth herein, and such Boards of Directors have approved the Merger; and

     WHEREAS, concurrently with the execution and delivery of this Agreement,
(i) Seagull has entered into voting agreements with each of John B. Brock, James
C. Flores and the Flores Family Limited Partnership under which such parties have among other things agreed to support the Merger upon the terms and conditions set forth therein and (ii) OEI has entered into voting agreements with each of The Prudential Insurance Company of America, Barry J. Galt and James T. Hackett under which such parties have among other things agreed to support the Merger upon the terms and conditions set forth therein (collectively, the "Voting Agreements"); and

     WHEREAS, for federal income tax purposes, it is intended that the Merger will qualify as a reorganization under the provisions of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the "Code");

     NOW, THEREFORE, in consideration of the premises and the representations, warranties and agreements contained herein, the parties hereto agree as follows:

                                   ARTICLE I

                                   THE MERGER

     Section 1.1 The Merger. Upon the terms and subject to the conditions hereof, at the Effective Time (as defined in Section 1.2 hereof) OEI shall merge with and into Seagull and the separate corporate existence of OEI shall thereupon cease and Seagull shall be the surviving corporation in the Merger (sometimes referred to herein as the "Surviving Corporation"). The Merger shall have the effects set forth in Article 5.06 of the Texas Business Corporation Act (the "TBCA") and Section 259 of the of the Delaware General Corporation Law (the "DGCL"), including, without limitation, the Surviving Corporation's succession to and assumption of all rights and obligations of OEI.

     Section 1.2 Effective Time of the Merger. The Merger shall become effective (the "Effective Time") upon the later of (i) the filing of properly executed Articles of Merger relating to the Merger with the Secretary of State of the State of Texas in accordance with the TBCA, and the issuance by the Secretary of State of the State of Texas of a certificate of merger with respect thereto, (ii) the filing of a properly executed Certificate of Merger relating to the Merger with the Secretary of State of the State of Delaware in accordance with the DGCL, or (iii) at such later time as the parties shall agree and set forth in such Articles of Merger and Certificate of Merger. The filing of the Articles of Merger and the Certificate of Merger referred to above shall be made as soon as practicable on the Closing Date set forth in Section 3.5.

     Section 1.3 Tax Treatment. It is intended that the Merger shall constitute a reorganization under section 368(a) of the Code.

     Section 1.4 Accounting Treatment. It is intended that the Merger shall be accounted for as a purchase transaction for financial accounting purposes.

                                   ARTICLE II

                           THE SURVIVING CORPORATION

     Section 2.1 Articles of Incorporation. The articles of incorporation of Seagull in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Corporation at and after the Effective Time until thereafter amended in accordance with the terms thereof and the TBCA, provided that, as of the Effective Time, such articles of incorporation shall be amended as follows:

          (a) Article ONE of such articles of incorporation shall be amended to read in its entirety as follows:

             "The name of the corporation is Ocean Energy, Inc."

          (b) Article THREE of such articles of incorporation shall be amended to read in its entirety as follows:

             The purpose for which the corporation is organized is to transact any and all lawful business for which corporations may be incorporated under the Texas Business Corporation Act.

          (c) The first paragraph of Article FOUR of such articles of incorporation shall be amended to read in its entirety as follows:

             The total number of shares of stock that the corporation shall have authority to issue is 500,000,000 shares, divided into 50,000,000 shares of Preferred Stock of the par value of $1.00 per share, and 450,000,000 shares of Common Stock of the par value of $.10 per share. Each share of Common Stock shall be entitled to one vote.

     Section 2.2 Bylaws. The bylaws of Seagull as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation at and after the Effective Time, and thereafter may be amended in accordance with their terms and as provided by the articles of incorporation of the Surviving Corporation and the TBCA.

     Section 2.3 Directors and Officers. At and after the Effective Time, the directors and officers of the Surviving Corporation shall be as set forth in
Section 7.12, until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's articles of incorporation and bylaws.

                                  ARTICLE III

                              CONVERSION OF SHARES

     Section 3.1 Conversion of Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders of any capital stock described below:

          (a) Each share of the common stock, par value $.01 per share, of OEI, including the associated preferred stock purchase rights (the "OEI Common Stock") issued and outstanding immediately prior to the Effective Time shall be converted into one share (the "Common Stock Exchange Ratio") of common stock, par value $0.10 per share, of Seagull, including the associated preferred share purchase rights (the "Seagull Common Stock"). All such OEI Common Stock, when so converted, shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and the holder of a certificate ("Common Stock Certificate") that, immediately prior to the Effective Time, represented outstanding shares of OEI Common Stock shall cease to have any rights with respect thereto, except the right to receive, upon the surrender of such Common Stock Certificate, the Seagull Common Stock (the "Common Stock Merger Consideration") to which such holder is entitled pursuant to this Section 3.1(a), without interest. Until surrendered as contemplated by this Section 3.1, each Common Stock Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Common Stock Merger Consideration as contemplated by this Section 3.1. Notwithstanding the foregoing, if between the date of this Agreement and the Effective Time the outstanding shares of Seagull Common Stock or OEI Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Common Stock Exchange Ratio shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares.

          (b) Each share of the Series A Convertible Preferred Stock, par value $.01 per share, of OEI (the "OEI Preferred Stock") issued and outstanding immediately prior to the Effective Time shall be converted automatically into one share of preferred stock, par value $1.00 per share, of Seagull, having substantially equivalent rights, preferences and limitations as the OEI Preferred Stock but convertible into Seagull Common Stock instead of OEI Common Stock in the manner contemplated by the terms of the OEI Preferred Stock (the "Seagull Preferred Stock"). No certificates representing Seagull Preferred Stock shall be issued to holders of OEI Preferred Stock by virtue of consummation of the Merger unless requested by such holders. Instead, following the Merger, certificates that prior to the Effective Time represented shares of OEI Preferred Stock shall be deemed for all purposes to represent an equal number of shares of Seagull Preferred Stock. From and after the Effective Time, the stock transfer books of OEI shall be closed and no transfer of any such shares of OEI Preferred Stock shall thereafter be made, but when certificates that formerly represented shares of OEI Preferred Stock are duly presented to Seagull or its transfer agent for exchange or transfer, Seagull will cause to be issued in respect thereof certificates representing an equal number of shares of Seagull Preferred Stock.

          (c) Each share of Seagull Common Stock issued and outstanding immediately prior to the Effective Time shall not be affected by the Merger.

          (d) No dividends or other distributions declared or made after the Effective Time with a record date after the Effective Time shall be paid to the holder of any unsurrendered Common Stock Certificate with respect to the Common Stock Merger Consideration represented thereby until the holder of record of such Common Stock Certificate shall surrender such Common Stock Certificate in accordance with Section 3.2. Subject to the effect of applicable laws (including, without limitation, escheat and abandoned property laws), following surrender of any such Common Stock Certificate there shall be paid to the record holder of the certificate or certificates representing the Common Stock Merger Consideration issued in exchange therefor, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such Common Stock Merger Consideration, and (ii) if the payment date for any dividend or distribution payable with respect to such Common Stock Merger Consideration has not occurred prior to the surrender of such Common Stock Certificate, at the appropriate payment date therefor, the amount of dividends or other distributions with a record date after the Effective Time but prior to the surrender of such Common Stock Certificate and a payment date subsequent to the surrender of such Common Stock Certificate.

          (e) All Seagull Common Stock issued upon the surrender of Common Stock Certificates in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Common Stock Certificates and the OEI Common Stock formerly represented thereby, and from and after the Effective Time there shall be no further registration of transfers effected on the stock transfer books of the Surviving Corporation of shares of OEI Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Common Stock Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this
     Article III.

     Section 3.2  Surrender and Payment.

          (a) Prior to the Effective Time, Seagull shall appoint an agent reasonably acceptable to OEI (the "Exchange Agent") for the purpose of exchanging Common Stock Certificates formerly representing OEI Common Stock. At or prior to the Effective Time, Seagull shall deposit with the Exchange Agent for the benefit of the holders of OEI Common Stock, for exchange in accordance with this Section 3.2 through the Exchange Agent,
     (i) as of the Effective Time, certificates representing the Common Stock Merger Consideration to be issued pursuant to Section 3.1(a) and (ii) from time to time as necessary, cash to be paid in lieu of fractional shares pursuant to Section 3.4 (such certificates for the Common Stock Merger Consideration and such cash being hereinafter referred to as the "Exchange Fund"). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Common Stock Merger Consideration and cash in exchange for surrendered Common Stock Certificates formerly representing OEI Common Stock pursuant to Section 3.1 out of the Exchange Fund. Except as contemplated by Section 3.2(f), the Exchange Fund shall not be used for any other purpose.

          (b) Promptly after the Effective Time, but in any event not later than five business days thereafter, Seagull will send, or will cause the Exchange Agent to send, to each holder of a Common Stock Certificate or Certificates that immediately prior to the Effective Time represented outstanding OEI Common Stock a letter of transmittal and instructions for use in effecting the exchange of such Common Stock Certificates for certificates representing the Common Stock Merger Consideration and, if applicable, cash in lieu of fractional shares. Provision also shall be made for holders of Common Stock Certificates to procure in person immediately after the Effective Time a letter of transmittal and instructions and to deliver in person immediately after the Effective Time such letter of transmittal and Common Stock Certificates in exchange for the Common Stock Merger Consideration and, if applicable, cash.

          (c) After the Effective Time, Common Stock Certificates shall represent the right, upon surrender thereof to the Exchange Agent, together with a duly executed and properly completed letter of transmittal relating thereto, to receive in exchange therefor that number of whole shares of Seagull Common Stock, and, if applicable, cash that such holder has the right to receive pursuant to Sections 3.1 and 3.4 after giving effect to any required tax withholding, and the Common Stock Certificate or Certificates so surrendered shall be canceled. No interest will be paid or will accrue on any cash amount payable upon the surrender of any such Common Stock Certificates. Until so surrendered, each such Common Stock Certificate shall, after the Effective Time, represent for all purposes only the right to receive, upon such surrender, Seagull Common Stock and, if applicable, cash as contemplated by this Article III.

          (d) If any shares of Seagull Common Stock are to be issued and/or cash to be paid to a Person other than the registered holder of the Common Stock Certificate or Certificates surrendered in exchange therefor, it shall be a condition to such issuance that the Common Stock Certificate or Certificates so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such issuance shall pay to the Exchange Agent any transfer or other taxes required as a result of such issuance to a Person other than the registered holder or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. For purposes of this Agreement, "Person" means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a governmental or political subdivision or any agency or instrumentality thereof.

          (e) After the Effective Time, the stock transfer books of OEI shall be closed and there shall be no further registration of transfers of OEI Common Stock outstanding prior to the Effective Time. If, at or after the Effective Time, Common Stock Certificates are presented to the Surviving Corporation, they shall be canceled and exchanged as provided for, and in accordance with the procedures set forth, in this Article III.

          (f) Any Common Stock Merger Consideration and any cash in the Exchange Fund that remain unclaimed by the holders of OEI Common Stock one year after the Effective Time shall be returned to Seagull, upon demand, and any such holder who has not exchanged such holder's Common Stock Certificates in accordance with this Section 3.2 prior to that time shall thereafter look only to Seagull, as general creditors thereof, to exchange such Common Stock Certificates or to pay amounts to which they are entitled pursuant to
     Section 3.1. If outstanding Common Stock Certificates are not surrendered prior to six years after the Effective Time (or, in any particular case, prior to such earlier date on which any Common Stock Merger Consideration issuable in respect of such Common Stock Certificates or the dividends and other distributions, if any, described below would otherwise escheat to or become the property of any governmental unit or agency), the Common Stock Merger Consideration issuable in respect of such Common Stock Certificates, and the amount of dividends and other distributions, if any, which have become payable and which thereafter become payable on the Common Stock Merger Consideration evidenced by such Common Stock Certificates as provided herein shall, to the extent permitted by applicable law, become the property of Seagull, free and clear of all claims or interest of any Person previously entitled thereto. Notwithstanding the foregoing, none of Seagull, OEI or the Surviving Corporation shall be liable to any holder of Common Stock Certificates for any amount paid, or Common Stock Merger Consideration, cash or dividends delivered, to a public official pursuant to applicable abandoned property, escheat or similar laws.

          (g) If any Common Stock Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Common Stock Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as Seagull may direct as indemnity against any claim that may be made against it with respect to such Common Stock Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Common Stock Certificate the Common Stock Merger Consideration and, if applicable, cash and unpaid dividends and other distributions on any Common Stock Merger Consideration deliverable in respect thereof pursuant to this Agreement.

     Section 3.3  Stock Options.

          (a) At the Effective Time, automatically and without any action on the part of the holder thereof, each outstanding employee or director stock option of OEI outstanding at the Effective Time (the "OEI Stock Options") shall be assumed by Seagull and become an option to purchase that number of shares of Seagull Common Stock obtained by multiplying the number of shares of OEI Common Stock issuable upon the exercise of such option by the Common Stock Exchange Ratio at an exercise price per share equal to the per share exercise price of such option divided by the Common Stock Exchange Ratio and otherwise upon the same terms and conditions as such outstanding options to purchase OEI Common Stock; provided, however, that in the case of any option to which Section 421 of the Code applies by reason of the qualifications under Section 422 or 423 of such Code, the exercise price, the number of shares purchasable pursuant to such option and the terms and conditions of exercise of such option shall comply with Section 424(a) of the Code.

          (b) At the Effective Time, automatically and without any action by any person, each outstanding OEI Stock Option and each outstanding employee or director stock option of Seagull outstanding at the Effective Time shall become immediately exercisable and each share of restricted stock of OEI and Seagull shall become nonforfeitable.

          (c) Seagull shall take all corporate actions necessary to reserve for issuance a sufficient number of shares of Seagull Common Stock for delivery upon exercise of OEI Stock Options assumed by Seagull pursuant to Section 3.3(a) above.

          (d) As promptly as practicable after the Effective Time, Seagull shall file a Registration Statement on Form S-8, as the case may be (or any successor or other appropriate forms) with respect to the shares of Seagull Common Stock subject to OEI Stock Options and shall use all reasonable efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such options remain outstanding.

          (e) Each of the OEI stock option plans providing for the issuance or grant of options in respect to the stock of OEI shall be assumed as of the Effective Time by Seagull with such amendments thereto as may be required to reflect the Merger, including, without limitation, the substitution of Seagull Common Stock for OEI Common Stock thereunder.

     Section 3.4 No Fractional Shares. No fractional shares of Seagull Common Stock shall be issued in the Merger and fractional share interests shall not entitle the owner thereof to vote or to any rights of a stockholder of Seagull. All holders of fractional shares of Seagull Common Stock shall be entitled to receive, in lieu thereof, an amount in cash determined by multiplying the fraction of a share of Seagull Common Stock to which such holder would otherwise have been entitled by the closing sales price of Seagull Common Stock as reported under "NYSE Composite Transaction Reports" in The Wall Street Journal on the trading day prior to the Effective Time.

     Section 3.5 Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at a location mutually acceptable to OEI and Seagull, at 10:00 a.m., local time, on the day (the "Closing Date") on which all of the conditions set forth in Article VIII hereof are satisfied or waived (but not earlier than February 20, 1999), or at such other date and time as Seagull and OEI shall otherwise agree.

                                   ARTICLE IV

                     REPRESENTATIONS AND WARRANTIES OF OEI

     OEI represents and warrants to Seagull as follows:

     Section 4.1  Organization and Qualification.

          (a) OEI is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, is duly qualified to do business as a foreign corporation and is in good standing in the jurisdictions set forth in Section 4.1(a) of the disclosure letter delivered to Seagull contemporaneously with the execution hereof (the "OEI Disclosure Schedule"), which include each jurisdiction in which the character of OEI's properties or the nature of its business makes such qualification necessary, except in jurisdictions, if any, where the failure to be so qualified would not result in an OEI Material Adverse Effect (as defined below). OEI has all requisite corporate or other power and authority to own, use or lease its properties and to carry on its business as it is now being conducted. OEI has made available to Seagull a complete and correct copy of its certificate of incorporation and bylaws, each as amended to date, and OEI's certificate of incorporation and bylaws as so delivered are in full force and effect. OEI is not in default in any respect in the performance, observation or fulfillment of any provision of its certificate of incorporation or bylaws.

          (b) Section 4.1(b) of the OEI Disclosure Schedule lists the name and jurisdiction of organization of each Subsidiary of OEI and the jurisdictions in which each such Subsidiary is qualified or holds licenses to do business as a foreign corporation or other organization as of the date hereof. Each of OEI's Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, is duly qualified to do business as a foreign corporation and is in good standing in the jurisdictions listed in Section 4.1(b) of the OEI Disclosure Schedule, which includes each jurisdiction in which the character of such Subsidiary's properties or the nature of its business makes such qualification necessary, except in jurisdictions, if any, where the failure to be so qualified would not result in an OEI Material Adverse Effect. Each of OEI's Subsidiaries has the requisite corporate or other power and authority to own, use or lease its properties and to carry on its business as it is now being conducted and as it is now proposed to be conducted. OEI has made available to Seagull a complete and correct copy of the certificate of incorporation and bylaws (or similar organizational documents) of each of OEI's Subsidiaries, each as amended to date, and the certificate of incorporation and bylaws (or similar organizational documents) as so delivered are in full force and effect. No Subsidiary of OEI is in default in any respect in the performance, observation or fulfillment of any provision of its articles of incorporation or bylaws (or similar organizational documents). Other than OEI's Subsidiaries, OEI does not beneficially own or control, directly or indirectly, 5% or more of any class of equity or similar securities of any corporation or other organization, whether incorporated or unincorporated.

          (c) For purposes of this Agreement, (i) a "OEI Material Adverse Effect" shall mean any event, circumstance, condition, development or occurrence causing, resulting in or having (or with the passage of time likely to cause, result in or have) a material adverse effect on the financial condition, business, assets, properties, prospects or results of operations of OEI and its Subsidiaries taken as a whole; provided, that such term shall not include effects that are not applicable primarily to OEI resulting from market conditions generally in the oil and gas industry; and (ii) "Subsidiary" shall mean, with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which (x) at least a majority of the securities or other interests having by their terms voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly beneficially owned or controlled by such party or by any one or more of its subsidiaries, or by such party and one or more of its subsidiaries, or (y) such party or any Subsidiary of such party is a general partner of a partnership or a manager of a limited liability company.

     Section 4.2  Capitalization.

          (a) The authorized capital stock of OEI consists of 250,000,000 shares of OEI Common Stock and 10,000,000 shares of preferred stock, par value $.01 per share, of which 50,000 shares have been designated and issued as the OEI Preferred Stock and of which 2,000,000 shares have been designated as Series A Junior Participating Preferred Stock. As of the date of this Agreement, (i) 101,767,418 shares of OEI Common Stock were issued and outstanding, (ii) 50,000 shares of OEI Preferred Stock were issued and outstanding, and (iii) stock options to acquire 12,791,083 shares of OEI Common Stock were outstanding under all stock option plans and agreements of OEI or its Subsidiaries. All of the outstanding shares of OEI Common Stock and OEI Preferred Stock are validly issued, fully paid and nonassessable, and free of preemptive rights. Except as set forth above, in the Rights Agreement dated as of December 22, 1997 between OEI and Harris Trust and Savings Bank, as amended (the "OEI Rights Plan"), and pursuant to the OEI Preferred Stock, there are no outstanding subscriptions, options, rights, warrants, convertible securities, stock appreciation rights, phantom equity, or other agreements or commitments obligating OEI to issue, transfer, sell, redeem, repurchase or otherwise acquire any shares of its capital stock of any class. Except for any amendments filed with the OEI SEC Reports (as defined below), the OEI Rights Plan has not been amended except to provide that the OEI Rights Plan is inapplicable to the execution and delivery of this Agreement and the transactions contemplated hereby and any other agreement executed and delivered in connection herewith. No "Distribution Date" has occurred within the meaning of the OEI Rights Plan, and the consummation of the transactions contemplated hereby will not result in the occurrence of a Distribution Date. OEI has taken all action required to render the OEI Rights Plan (and the "Rights" thereunder) inapplicable to this Agreement and the transactions contemplated hereby, including any other agreement executed and delivered in connection herewith, including, without limitation, the Voting Agreements (the "Ancillary Agreements").

          (b) Except as set forth on Section 4.2(b) of the OEI Disclosure Schedule, OEI is, directly or indirectly, the record and beneficial owner of all of the outstanding shares of capital stock of each OEI Subsidiary, there are no irrevocable proxies with respect to any such shares, and no equity securities of any OEI Subsidiary are or may become required to be issued by reason of any options, warrants, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable or exercisable for, shares of any capital stock of any OEI Subsidiary, and there are no contracts, commitments, understandings or arrangements by which OEI or any OEI Subsidiary is or may be bound to issue additional shares of capital stock of any OEI Subsidiary or securities convertible into or exchangeable or exercisable for any such shares. Except as set forth on Section 4.2(b) of the OEI Disclosure Schedule, all of such shares so owned by OEI are validly issued, fully paid and nonassessable and are owned by it free and clear of all liens, mortgages, pledges, security interests, encumbrances, claims or charges of any kind (collectively, "Liens").

     Section 4.3 Authority. OEI has full corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which OEI is or will be a party and, subject to obtaining the OEI Stockholders' Approval as contemplated by Section 7.13, to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the Ancillary Agreements to which OEI is or will be a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by OEI's Board of Directors (with at least two-thirds of the members of the Board of Directors of OEI voting in favor thereof), and no other corporate proceedings on the part of OEI are necessary to authorize this Agreement and the Ancillary Agreements to which OEI is or will be a party or to consummate the transactions contemplated hereby or thereby, other than OEI Stockholders' Approval as contemplated by Section 7.13 hereof. This Agreement has been, and the Ancillary Agreements to which OEI is or will be a party are, or upon execution will be, duly and validly executed and delivered by OEI and, assuming the due authorization, execution and delivery hereof and thereof by the other parties hereto and thereto, constitutes, or upon execution will constitute, valid and binding obligations of OEI enforceable against OEI in accordance with their respective terms, except as such enforceability may be subject to the effects of bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors and of general principles of equity (the "Enforceability Exception").

     Section 4.4 Consents and Approvals; No Violation. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and the performance by OEI of its obligations hereunder will not:

          (a) subject to the obtaining of any requisite approvals of OEI's stockholders as contemplated by Section 7.13 hereof, conflict with any provision of OEI's certificate of incorporation or bylaws or the certificates of incorporation or bylaws (or other similar organizational documents) of any of its Subsidiaries;

          (b) subject to the obtaining of any requisite approvals of OEI's stockholders as contemplated by Section 7.13 hereof, require any consent, waiver, approval, order, authorization or permit of, or registration, filing with or notification to, (i) any governmental or regulatory authority or agency (a "Governmental Authority"), except for applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), the Securities Act of 1933, as amended (the "Securities Act"), the Exchange Act, state laws relating to takeovers, if applicable, state securities or blue sky laws, laws, rules or regulations administered by the Alaska Public Utilities Commission ("APUC"), except as set forth in Section 4.4(b) of the OEI Disclosure Schedule and except for approvals that are ministerial in nature and are customarily obtained from Governmental Authorities after the Effective Time in connection with transactions of the same nature as are contemplated hereby ("Customary Post-Closing Consents") or (ii) except as set forth in Section 4.4(b) of the OEI Disclosure Schedule, any third party other than a Governmental Authority, other than such non-Governmental Authority third party consents, waivers, approvals, orders, authorizations and permits that would not (i) result in an OEI Material Adverse Effect, (ii) materially impair the ability of OEI or any of its Subsidiaries, as the case may be, to perform its obligations under this Agreement or any Ancillary Agreement or (iii) prevent the consummation of any of the transactions contemplated by this Agreement;

          (c) except as set forth in Section 4.4(c) of the OEI Disclosure Schedule, result in any violation of or the breach of or constitute a default (with notice or lapse of time or both) under, or give rise to any right of termination, cancellation or acceleration or guaranteed payments or a loss of a material benefit under, any of the terms, conditions or provisions of any note, lease, mortgage, license, agreement or other instrument or obligation to which OEI or any of its Subsidiaries is a party or by which OEI or any of its Subsidiaries or any of their respective properties or assets may be bound, except for such violations, breaches, defaults, or rights of termination, cancellation or acceleration, or losses as to which requisite waivers or consents have been obtained or which, individually or in the aggregate, would not (i) result in an OEI Material Adverse Effect, (ii) materially impair the ability of OEI or any of its Subsidiaries to perform its obligations under this Agreement or any Ancillary Agreement or (iii) prevent the consummation of any of the transactions contemplated by this Agreement;

          (d) violate the provisions of any order, writ, injunction, judgment, decree, statute, rule or regulation applicable to OEI or any Subsidiary of OEI;

          (e) result in the creation of any Lien upon any shares of capital stock or material properties or assets of OEI or any of its Subsidiaries under any agreement or instrument to which OEI or any of its Subsidiaries is a party or by which OEI or any of its Subsidiaries or any of their properties or assets is bound; or

          (f) except as set forth in Section 4.4(f) of the OEI Disclosure Schedule, result in any holder of any securities of OEI being entitled to appraisal, dissenters' or similar rights.

     Section 4.5 OEI SEC Reports. OEI has filed with the Securities and Exchange Commission (the "SEC"), and has heretofore made available to Seagull true and complete copies of, each form, registration statement, report, schedule, proxy or information statement and other document (including exhibits and amendments thereto), including without limitation its Annual Reports to Stockholders incorporated by reference in certain of such reports, required to be filed by it or its predecessors with the SEC since December 31, 1994 under the Securities Act or the Exchange Act (collectively, the "OEI SEC Reports"). As of the respective dates such OEI SEC Reports were filed or, if any such OEI SEC Reports were amended, as of the date such amendment was filed, each of the OEI SEC Reports, including without limitation any financial statements or schedules included therein, (a) complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and (b) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     Section 4.6 Financial Statements. Each of the audited consolidated financial statements and unaudited consolidated interim financial statements of OEI (including any related notes and schedules) included (or incorporated by reference) in its Annual Reports on Form 10-K for each of the three fiscal years ended December 31, 1995, 1996 and 1997, in its Current Report on Form 8-K filed with the SEC on March 27, 1998 and its Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 1998 (collectively, the "Financial Statements") have been prepared from, and are in accordance with, the books and records of OEI and its consolidated Subsidiaries, comply in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis (except as may be indicated in the notes thereto and subject, in the case of quarterly financial statements, to normal and recurring year-end adjustments) and fairly present, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of OEI and its Subsidiaries as of the date thereof and the consolidated results of operations and cash flows (and changes in financial position, if any) of OEI and its Subsidiaries for the periods presented therein (subject to normal year-end adjustments and the absence of financial footnotes in the case of any unaudited interim financial statements).

     Section 4.7 Absence of Undisclosed Liabilities. Except (a) as specifically disclosed in the OEI SEC Reports and (b) for liabilities and obligations incurred in the ordinary course of business and consistent with past practice since December 31, 1997, neither OEI nor any of its Subsidiaries has incurred any liabilities or obligations of any nature (contingent or otherwise) that would have an OEI Material Adverse

Effect or would be required by GAAP to be reflected on a consolidated balance sheet of OEI and its Subsidiaries or the notes thereto which is not so reflected.

     Section 4.8 Absence of Certain Changes. Except as disclosed in the OEI SEC Reports, as set forth in Section 4.8 of the OEI Disclosure Schedule or as contemplated by this Agreement, since December 31, 1997 (a) OEI and its Subsidiaries have conducted their business in all material respects in the ordinary course consistent with past practices, (b) there has not been any change or development, or combination of changes or developments that, individually or in the aggregate, would have an OEI Material Adverse Effect, (c) there has not been any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of OEI, or any repurchase, redemption or other acquisition by OEI or any of its Subsidiaries of any outstanding shares of capital stock or other securities of, or other ownership interests in, OEI or any of its Subsidiaries, (d) there has not been any amendment of any term of any outstanding security of OEI or any of its Subsidiaries, and (e) there has not been any change in any method of accounting or accounting practice by OEI or any of its Subsidiaries, except for any such change required by reason of a concurrent change in generally accepted accounting principles or to conform a Subsidiary's accounting policies and practices to those of OEI.

     Section 4.9 Taxes. Except as otherwise disclosed in Section 4.9 of the OEI Disclosure Schedule and for matters that would have no adverse effect on OEI:

          (a) OEI and each of its Subsidiaries have timely filed (or have had timely filed on their behalf) or will file or cause to be timely filed, all material Tax Returns (as defined below) required by applicable law to be filed by any of them prior to or as of the Closing Date. All such Tax Returns and amendments thereto are or will be true, complete and correct in all material respects.

          (b) OEI and each of its Subsidiaries have paid (or have had paid on their behalf), or where payment is not yet due, have established (or have had established on their behalf and for their sole benefit and recourse), or will establish or cause to be established on or before the Closing Date, an adequate accrual for the payment of all material Taxes (as defined below) due with respect to any period ending prior to or as of the Closing Date.

          (c) No Audit (as defined below) by a Tax Authority (as defined below) is pending or threatened with respect to any Tax Returns filed by, or Taxes due from, OEI or any Subsidiary. No issue has been raised by any Tax Authority in any Audit of OEI or any of its Subsidiaries that if raised with respect to any other period not so audited could be expected to result in a material proposed deficiency for any period not so audited. No material deficiency or adjustment for any Taxes has been threatened, proposed, asserted or assessed against OEI or any of its Subsidiaries. There are no liens for Taxes upon the assets of OEI or any of its Subsidiaries, except liens for current Taxes not yet delinquent.

          (d) Neither OEI nor any of its Subsidiaries has given or been requested to give any waiver of statutes of limitations relating to the payment of Taxes or have executed powers of attorney with respect to Tax matters, which will be outstanding as of the Closing Date.

          (e) Prior to the date hereof, OEI and its Subsidiaries have disclosed, and provided or made available true and complete copies to Seagull of, all material Tax sharing, Tax indemnity, or similar agreements to which OEI or any of its Subsidiaries are a party to, is bound by, or has any obligation or liability for Taxes.

          (f) As used in this Agreement, (i) "Audit" shall mean any audit, assessment of Taxes, other examination by any Tax Authority, proceeding or appeal of such proceeding relating to Taxes; (ii) "Taxes" shall mean all Federal, state, local and foreign taxes, and other assessments of a similar nature (whether imposed directly or through withholding), including any interest, additions to tax, or penalties applicable thereto; (iii) "Tax Authority" shall mean the Internal Revenue Service and any other domestic or foreign Governmental Authority responsible for the administration of any Taxes; and (iv) "Tax Returns" shall mean all Federal, state, local and foreign tax returns, declarations, statements, reports, schedules, forms and information returns and any amended Tax Return relating to Taxes.

     Section 4.10  Litigation. Except as disclosed in the OEI SEC Reports or
Section 4.10 of the OEI Disclosure Schedule and for matters that would not have an OEI Material Adverse Effect, there is no suit, claim, action, proceeding or investigation pending or, to OEI's knowledge, threatened against or directly affecting OEI, any Subsidiaries of OEI or any of the directors or officers of OEI or any of its Subsidiaries in their capacity as such, nor is there any reasonable basis therefor that could reasonably be expected to have an OEI Material Adverse Effect, if adversely determined. Neither OEI nor any of its Subsidiaries, nor any officer, director or employee of OEI or any of its Subsidiaries, has been permanently or temporarily enjoined by any order, judgment or decree of any court or any other Governmental Authority from engaging in or continuing any conduct or practice in connection with the business, assets or properties of OEI or such Subsidiary nor, to the knowledge of OEI, is OEI, any Subsidiary or any officer, director or employee of OEI or its Subsidiaries under investigation by any Governmental Authority. Except as disclosed in the OEI SEC Reports or Section 4.10 of the OEI Disclosure Schedule, there is not in existence any order, judgment or decree of any court or other tribunal or other agency enjoining or requiring OEI or any of its Subsidiaries to take any action of any kind with respect to its business, assets or properties. Notwithstanding the foregoing, no representation or warranty in this
Section 4.10 is made with respect to Environmental Laws, which are covered exclusively by the provisions set forth in Section 4.12.

     Section 4.11  Employee Benefit Plans; ERISA.

          (a) Section 4.11(a) of the OEI Disclosure Schedule contains a true and complete list of the employee benefit plans or arrangements of any type (including but not limited to plans described in section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), sponsored, maintained or contributed to by OEI or any trade or business, whether or not incorporated, which together with OEI would be deemed a "single employer" within the meaning of Section 414(b), (c) or (m) of the Code or section 4001(b)(1) of ERISA (an "OEI ERISA Affiliate") within six years prior to the Effective Time ("OEI Benefit Plans").

          (b) With respect to each OEI Benefit Plan: (i) if intended to qualify under section 401(a) or 401(k) of the Code, such plan satisfies the requirements of such sections, has received a favorable determination letter from the Internal Revenue Service with respect to its qualification, and its related trust has been determined to be exempt from tax under section 501(a) of the Code and, to the knowledge of OEI, nothing has occurred since the date of such letter to adversely affect such qualification or exemption; (ii) each such plan has been administered in substantial compliance with its terms and applicable law, except for any noncompliance with respect to any such plan that could not reasonably be expected to result in an OEI Material Adverse Effect; (iii) neither OEI nor any OEI ERISA Affiliate has engaged in, and OEI and each OEI ERISA Affiliate do not have any knowledge of any person that has engaged in, any transaction or acted or failed to act in any manner that would subject OEI or any OEI ERISA Affiliate to any liability for a breach of fiduciary duty under ERISA that could reasonably be expected to result in an OEI Material Adverse Effect; (iv) no disputes are pending or, to the knowledge of OEI or any OEI ERISA Affiliate, threatened; (v) neither OEI nor any OEI ERISA Affiliate has engaged in, and OEI and each OEI ERISA Affiliate do not have any knowledge of any person that has engaged in, any transaction in violation of Section 406(a) or (b) of ERISA or Section 4975 of the Code for which no exemption exists under Section 408 of ERISA or Section 4975(c) of the Code or Section 4975(d) of the Code that could reasonably be expected to result in an OEI Material Adverse Effect; (vi) there have been no "reportable events" within the meaning of Section 4043 of ERISA for which the 30 day notice requirement of ERISA has not been waived by the Pension Benefit Guaranty Corporation (the "PBGC"); (vii) all contributions due have been made on a timely basis (within, where applicable, the time limit established under section 302 of ERISA or Code section 412); (viii) no notice of intent to terminate such plan has been given under section 4041 of ERISA and no proceeding has

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

     been instituted under section 4042 of ERISA to terminate such plan; and
     (ix) except for defined benefit plans (if applicable), such plan may be terminated on a prospective basis without any continuing liability for benefits other than benefits accrued to the date of such termination. All contributions made or required to be made under any OEI Benefit Plan meet the requirements for deductibility under the Code, and all contributions which are required and which have not been made have been properly recorded on the books of OEI or an OEI ERISA Affiliate.

          (c) No OEI Benefit Plan is a "multiemployer plan" (as defined in section 4001(a)(3) of ERISA) or a "multiple employer plan" (within the meaning of section 413(c) of the Code). No event has occurred with respect to OEI or an OEI ERISA Affiliate in connection with which OEI could be subject to any liability, lien or encumbrance with respect to any OEI Benefit Plan or any employee benefit plan described in section 3(3) of ERISA maintained, sponsored or contributed to by an OEI ERISA Affiliate under ERISA or the Code.

          (d) Except as set forth in Section 4.11(d) of the OEI Disclosure Schedule, no employees of OEI or any of its Subsidiaries are covered by any severance plan or similar arrangement.

     Section 4.12 Environmental Liability. Except as set forth in Section 4.12 of the OEI Disclosure Schedule:

          (a) The businesses of OEI and its Subsidiaries have been and are operated in material compliance with all federal, state and local environmental protection, health and safety or similar laws, statutes, ordinances, restrictions, licenses, rules, regulations, permit conditions and legal requirements, including without limitation the Federal Clean Water Act, Safe Drinking Water Act, Resource Conservation & Recovery Act, Clean Air Act, Outer Continental Shelf Lands Act, Comprehensive Environmental Response, Compensation and Liability Act, and Emergency Planning and Community Right to Know Act, each as amended and currently in effect (together, "Environmental Laws").

          (b) Neither OEI nor any of its Subsidiaries has caused or allowed the generation, treatment, manufacture, processing, distribution, use, storage, discharge, release, disposal, transport or handling of any chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum, petroleum products or any substance regulated under any Environmental Law ("Hazardous Substances") at any of its properties or facilities, except in material compliance with all Environmental Laws, and, to OEI's knowledge, no generation, manufacture, processing, distribution, use, treatment, handling, storage, discharge, release, disposal, transport or handling of any Hazardous Substances has occurred at any property or facility owned, leased or operated by OEI or any of its Subsidiaries except in material compliance with all Environmental Laws.

          (c) Neither OEI nor any of its Subsidiaries has received any written notice from any Governmental Authority or third party or, to the knowledge of OEI, any other communication alleging or concerning any material violation by OEI or any of its Subsidiaries of, or responsibility or liability of OEI or any of its Subsidiaries under, any Environmental Law. There are no pending, or to the knowledge of OEI, threatened, claims, suits, actions, proceedings or investigations with respect to the businesses or operations of OEI or any of its Subsidiaries alleging or concerning any material violation of or responsibility or liability under any Environmental Law that, if adversely determined, could reasonably be expected to have an OEI Material Adverse Effect, nor does OEI have any knowledge of any fact or condition that could give rise to such a claim, suit, action, proceeding or investigation.

          (d) OEI and its Subsidiaries are in possession of all material approvals, permits, licenses, registrations and similar type authorizations from all Governmental Authorities under all Environmental Laws with respect to the operation of the businesses of OEI and its Subsidiaries; there are no pending or, to the knowledge of OEI, threatened, actions, proceedings or investigations seeking to modify, revoke or deny renewal of any of such approvals, permits, licenses, registrations and authorizations; and OEI does not have knowledge of any fact or condition that is reasonably likely to give rise to any action, proceeding or investigation to modify, revoke or deny renewal of any of such approvals, permits, licenses, registrations and authorizations.

          (e) Without in any way limiting the generality of the foregoing, (i) to the knowledge of OEI, all off-site locations where OEI or any of its Subsidiaries has transported, released, discharged, stored, disposed or arranged for the disposal of pollutants, contaminants, hazardous wastes or toxic substances are licensed disposal sites as required by law, (ii) to OEI's knowledge, all underground storage tanks, and the operating status, capacity and contents of such tanks, located on any property owned, leased or operated by OEI or any of its Subsidiaries are identified in Section
     4.12 of the OEI Disclosure Schedule and (iii) no polychlorinated biphenyls ("PCBs") or PCB-containing items are used or stored at any property owned, leased or operated by OEI or any of its Subsidiaries except in compliance with Environmental Laws.

          (f) There has been no discharge, release or disposal at any of the properties owned or operated by OEI, its Subsidiaries, or a predecessor in interest, or to the knowledge of OEI, at any disposal or treatment facility which received Hazardous Substances generated by OEI, its Subsidiaries, or any predecessor in interest which could reasonably be expected to result in liabilities that have an OEI Material Adverse Effect.

          (g) To OEI's knowledge, no pending claims have been asserted or threatened to be asserted against OEI or its Subsidiaries for any personal injury (including wrongful death) or property damage (real or personal) arising out of exposure to Hazardous Substances used, handled, generated, transported or disposed by OEI or its Subsidiaries at property owned or operated by OEI or its Subsidiaries, except as could not reasonably be expected to result in liabilities that have an OEI Material Adverse Effect.

     Section 4.13 Compliance with Applicable Laws. OEI and each of its Subsidiaries hold all material approvals, licenses, permits, registrations and similar type authorizations necessary for the lawful conduct of its respective businesses, as now conducted, and such businesses are not being, and neither OEI nor any of its Subsidiaries has received any notice from any Governmental Authority or person that any such business has been or is being conducted in violation of any law, ordinance or regulation, including without limitation any law, ordinance or regulation relating to occupational health and safety, except for possible violations which either individually or in the aggregate have not resulted and would not result in an OEI Material Adverse Effect; provided, however, notwithstanding the foregoing, no representation or warranty in this
Section 4.13 is made with respect to Environmental Laws, which are covered exclusively by the provisions set forth in Section 4.12.

     Section 4.14 Insurance. Section 4.14 of the OEI Disclosure Schedule lists each of the insurance policies relating to OEI or its Subsidiaries which are currently in effect. OEI has made available to Seagull a true, complete and correct copy of each such policy or the binder therefor. With respect to each such insurance policy or binder none of OEI, any of its Subsidiaries or any other party to the policy is in breach or default thereunder (including with respect to the payment of premiums or the giving of notices), and OEI does not know of any occurrence or any event which (with notice or the lapse of time or both) would constitute such a breach or default or permit termination, modification or acceleration under the policy, except for such breaches or defaults which, individually or in the aggregate, would not result in an OEI Material Adverse Effect. Section 4.14 of the OEI Disclosure Schedule describes any self-insurance arrangements affecting OEI or its Subsidiaries. The insurance policies listed in Section 4.14 of the OEI Disclosure Schedule include all policies which are required in connection with the operation of the businesses of OEI and its Subsidiaries as currently conducted by applicable laws and all agreements relating to OEI and its Subsidiaries. All premiums and other payments relating to the officer's and director's liability insurance policy of United Meridian Corporation as currently in effect (the "UMC D&O Policy") have been paid for coverage through March 27, 2003.

     Section 4.15  Labor Matters; Employees.

          (a) Except as set forth in Section 4.15 of the OEI Disclosure Schedule, (i) there is no labor strike, dispute, slowdown, work stoppage or lockout actually pending or, to the knowledge of OEI, threatened against or affecting OEI or any of its Subsidiaries and, during the past five years, there has not been any such action, (ii) none of OEI or any of its Subsidiaries is a party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of OEI or any of its Subsidiaries, (iii) none of the employees of OEI or any of its Subsidiaries are represented by any labor organization and none of OEI or any of its Subsidiaries have any knowledge of any current union organizing activities among the employees of OEI or any of its Subsidiaries nor does any question concerning representation exist concerning such employees, (iv) OEI and its Subsidiaries have each at all times been in material compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health, and are not engaged in any unfair labor practices as defined in the National Labor Relations Act or other applicable law, ordinance or regulation, (v) there is no unfair labor practice charge or complaint against any of OEI or any of its Subsidiaries pending or, to the knowledge of OEI, threatened before the National Labor Relations Board or any similar state or foreign agency, (vi) there is no grievance or arbitration proceeding arising out of any collective bargaining agreement or other grievance procedure relating to OEI or any of its Subsidiaries, (vii) neither the Occupational Safety and Health Administration nor any corresponding state agency has threatened to file any citation, and there are no pending citations, relating to OEI or any of its Subsidiaries, and (viii) there is no employee or governmental claim or investigation, including any charges to the Equal Employment Opportunity Commission or state employment practice agency, investigations regarding Fair Labor Standards Act compliance, audits by the Office of Federal Contractor Compliance Programs, sexual harassment complaints or demand letters or threatened claims.

          (b) Since the enactment of the Worker Adjustment and Retraining Notification Act of 1988 ("WARN Act"), none of OEI or any of its Subsidiaries has effectuated (i) a "plant closing" (as defined in the WARN
     Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of any of OEI or any of its Subsidiaries, or (ii) a "mass layoff" (as defined in the WARN
     Act) affecting any site of employment or facility of OEI or any of its Subsidiaries, nor has OEI or any of its Subsidiaries been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state or local law, in each case that could reasonably be expected to have an OEI Material Adverse Effect.

     Section 4.16  Reserve Reports.

          (a) All information (including, without limitation, the statement of the percentage of reserves from the oil and gas wells and other interests evaluated therein to which OEI or its Subsidiaries are entitled and the percentage of the costs and expenses related to such wells or interests to be borne by OEI or its Subsidiaries) supplied to each of Netherland, Sewell & Associates, Inc., Ryder Scott Company Petroleum Engineers and McDaniel & Associates Consultants, Ltd. by or on behalf of OEI and its Subsidiaries that was material to each such firm's estimates of proved oil and gas reserves attributable to the Oil and Gas Interests (as hereinafter defined) of OEI and its Subsidiaries in connection with the preparation of the proved oil and gas reserve reports concerning the Oil and Gas Interests of OEI and its Subsidiaries as of December 31, 1997 and prepared by such engineering firms (collectively, the "OEI Reserve Report") was (at the time supplied or as modified or amended prior to the issuance of the OEI Reserve Report) true and correct in all material respects and OEI has no knowledge of any material errors in such information that existed at the time of such issuance. For purposes of this Agreement "Oil and Gas Interests" means direct and indirect interests in and rights with respect to oil, gas, mineral, and related properties and assets of any kind and nature, direct or indirect, including working, leasehold and mineral interests and operating rights and royalties, overriding royalties, production payments, net profit interests and other nonworking interests and nonoperating interests; all interests in rights with respect to oil, condensate, gas, casinghead gas and other liquid or gaseous hydrocarbons (collectively, "Hydrocarbons") and other minerals or revenues therefrom, all contracts in connection therewith and claims and rights thereto (including all oil and gas leases, operating agreements, unitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, oil and gas sales, exchange and processing contracts and agreements, and in each case, interests thereunder), surface interests, fee interests, reversionary interests, reservations, and concessions; all easements, rights of way, licenses, permits, leases, and other interests associated with, appurtenant to, or necessary for the operation of any of the foregoing; and all interests in equipment and machinery (including wells, well equipment and machinery), oil and gas production, gathering, transmission, treating, processing, and storage facilities (including tanks, tank batteries, pipelines, and gathering systems), pumps, water plants, electric plants, gasoline and gas processing plants, refineries, and other tangible personal property and fixtures associated with, appurtenant to, or necessary for the operation of any of the foregoing. Except for changes generally affecting the oil and gas industry (including changes in commodity prices), there has been no change in respect of the matters addressed in the OEI Reserve Report that would have an OEI Material Adverse Effect.

          (b) Set forth in Section 4.16(b) of the OEI Disclosure Schedule is a list of all material Oil and Gas Interests that were included in the OEI Reserve Report that have been disposed of prior to the date of this Agreement.

     Section 4.17 Permits. Immediately prior to the Effective Time and except for Customary Post-Closing Consents, OEI and its Subsidiaries hold all of the permits, licenses, certificates, consents, approvals, entitlements, plans, surveys, relocation plans, environmental impact reports and other authorizations of Governmental Authorities ("Permits") required or necessary to construct, own, operate, use and/or maintain its properties and conduct its operations as presently conducted, except for such Permits, the lack of which, individually or in the aggregate, would not have an OEI Material Adverse Effect; provided, however, that notwithstanding the foregoing, no representation or warranty in this Section 4.17 is made with respect to Permits issued pursuant to Environmental Laws, which are covered exclusively by the provisions set forth in
Section 4.12.

     Section 4.18  Material Contracts.

          (a) Set forth in Section 4.18(a) of the OEI Disclosure Schedule is a list of each contract, lease, indenture, agreement, arrangement or understanding to which OEI or any of its Subsidiaries is subject that is of a type that would be required to be included as an exhibit to a Form S-1 Registration Statement pursuant to the rules and regulations of the SEC if such a registration statement was filed by OEI (collectively, the "OEI Material Contracts").

          (b) Except as set forth in Section 4.18(a) or 4.18(b) of the OEI Disclosure Schedule, the Oil and Gas Interests of OEI and its Subsidiaries are not subject to (i) any instrument or agreement evidencing or related to indebtedness for borrowed money, whether directly or indirectly, or (ii) any agreement not entered into in the ordinary course of business in which the amount involved is in excess of $500,000. With respect to the Oil and Gas Interests of OEI and its Subsidiaries, (A) all OEI Material Contracts are in full force and effect and are the valid and legally binding obligations of the parties thereto and are enforceable in accordance with their respective terms; (B) OEI is not in material breach or default with respect to, and to the knowledge of OEI, no other party to any OEI Material Contract is in material breach or default with respect to, its obligations thereunder, including with respect to payments or otherwise; (C) no party to any OEI Material Contract has given notice of any action to terminate, cancel, rescind or procure a judicial reformation thereof; and (D) no OEI Material Contract contains any provision that prevents OEI or any of its Subsidiaries from owning, managing and operating the Oil and Gas Interests of OEI and its Subsidiaries in accordance with historical practices.

          (c) As of the date of this Agreement, except as set forth in Section 4.18(c) of the OEI Disclosure Schedule, with respect to authorizations for expenditure executed on or after January 1, 1998, (i) there are no material outstanding calls for payments that are due or that OEI or its Subsidiaries are committed to make that have not been made; (ii) there are no material operations with respect to which OEI or its Subsidiaries have become a non-consenting party; and (iii) there are no commitments for the material expenditure of funds for drilling or other capital projects other than projects with respect to which the operator is not required under the applicable operating agreement to seek consent.

          (d) Except as set forth in Section 4.18(d) of the OEI Disclosure Schedule, (i) there are no provisions applicable to the Oil and Gas Interests of OEI and its Subsidiaries which increase the royalty percentage of the lessor thereunder; and (ii) none of the Oil and Gas Interests of OEI and its Subsidiaries are limited by terms fixed by a certain number of years (other than primary terms under oil and gas leases).

     Section 4.19 Required Stockholder Vote or Consent. The only vote of the holders of any class or series of OEI's capital stock that will be necessary to consummate the Merger and the other transactions contemplated by this Agreement is the approval and adoption of this Agreement by the holders of a majority of the votes entitled to be cast by holders of the OEI Common Stock and the OEI Preferred Stock, voting together as a single class, with each share of OEI Common Stock being entitled to one vote per share and each share of OEI Preferred Stock being entitled to a number of votes per share equal to the number of shares of OEI Common Stock into which such share of OEI Preferred Stock is then convertible (the "OEI Stockholders' Approval").

     Section 4.20 Proxy Statement/Prospectus; Registration Statement. None of the information to be supplied by OEI for inclusion in (a) the joint proxy statement relating to the OEI Special Meeting and the Seagull Special Meeting (in each case, as defined below) (also constituting the prospectus in respect of Seagull Common Stock into which shares of OEI Common Stock will be converted) (the "Proxy Statement/Prospectus"), to be filed by OEI and Seagull with the SEC, and any amendments or supplements thereto, or (b) the Registration Statement on Form S-4 (the "Registration Statement") to be filed by Seagull with the SEC in connection with the Merger, and any amendments or supplements thereto, will, at the respective times such documents are filed, and, in the case of the Proxy Statement/ Prospectus, at the time the Proxy Statement/Prospectus or any amendment or supplement thereto is first mailed to stockholders of OEI, at the time such stockholders vote on approval and adoption of this Agreement and at the Effective Time, and, in the case of the Registration Statement, when it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be made therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

     Section 4.21 Intellectual Property. OEI or its Subsidiaries own, or are licensed or otherwise have the right to use, all patents, patent rights, trademarks, rights, trade names, trade name rights, service marks, service mark rights, copyrights, technology, know-how, processes and other proprietary intellectual property rights and computer programs ("Intellectual Property") currently used in the conduct of the business of OEI and its Subsidiaries, except where the failure to so own or otherwise have the right to use such intellectual property would not, individually or in the aggregate, have an OEI Material Adverse Effect. No person has notified either OEI or any of its Subsidiaries that their use of the Intellectual Property infringes on the rights of any person, subject to such claims and infringements as do not, individually or in the aggregate, give rise to any liability on the part of OEI and its Subsidiaries that could have an OEI Material Adverse Effect, and, to OEI's knowledge, no person is infringing on any right of OEI or any of its Subsidiaries with respect to any such Intellectual Property. No claims are pending or, to OEI's knowledge, threatened that OEI or any of its Subsidiaries is infringing or otherwise adversely affecting the rights of any person with regard to any Intellectual Property.

     Section 4.22 Hedging. Section 4.22 of the OEI Disclosure Schedule sets forth for the periods shown obligations of OEI and each of its Subsidiaries for the delivery of Hydrocarbons attributable to any of the properties of OEI or any of its Subsidiaries in the future on account of prepayment, advance payment, take-or-pay or similar obligations without then or thereafter being entitled to receive full value therefor. Except as set forth in
Section 4.22 of the OEI Disclosure Schedule, as of the date of this Agreement, neither OEI nor any of its Subsidiaries is bound by futures, hedge, swap, collar, put, call, floor, cap, option or other contracts that are intended to benefit from, relate to or reduce or eliminate the risk of fluctuations in the price of commodities, including Hydrocarbons, or securities.

     Section 4.23 Brokers. No broker, finder or investment banker (other than Lehman Brothers Inc. and J. P. Morgan & Co., the fees and expenses of which will be paid by OEI) is entitled to any brokerage, finder's fee or other fee or commission payable by OEI or any of its Subsidiaries in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of OEI or any of its Subsidiaries. True and correct copies of all agreements and engagement letters currently in effect with Lehman Brothers Inc. and J. P. Morgan & Co. (the "OEI Engagement Letters") have been provided to Seagull.

     Section 4.24 Tax-Free Reorganization. Neither OEI nor, to the knowledge of OEI, any of its affiliates has taken or agreed to take any action that would prevent the Merger from constituting a reorganization within the meaning of section 368(a) of the Code. Without limiting the generality of the foregoing:

          (a) Prior to and in connection with the Merger, (i) none of the OEI Common Stock or OEI Preferred Stock will be redeemed, (ii) no extraordinary distribution will be made with respect to OEI Common Stock or OEI Preferred Stock, and (iii) none of the OEI Common Stock or OEI Preferred Stock will be acquired by any person related (as defined in Treas. Reg.
     sec. 1.368-1(e)(3) without regard to sec. 1.368-1(e)(3)(i)(A)) to OEI.

          (b) No assets of OEI have been sold, transferred or otherwise disposed of which would prevent Seagull from continuing the historic business of OEI or from using a significant portion of OEI's historic business assets in a business following the Merger, and OEI intends to continue its historic business or use a significant portion of its historic business assets in a business.

          (c) OEI and the stockholders of OEI will each pay their respective expenses, if any, incurred in connection with the Merger.

          (d) There is no intercorporate indebtedness existing between OEI and Seagull that was issued, acquired, or will be settled at a discount.

          (e) OEI is not an investment company as defined in section 368(a(2)(F)(iii) and (iv) of the Code.

          (f) OEI is not under the jurisdiction of a court in a title 11 or similar case within the meaning of section 368(a)(3)(A) of the Code.

          (g) The liabilities of OEI were incurred by OEI in the ordinary course of its business.

     Section 4.25 Fairness Opinion. The Board of Directors of OEI has received written opinions from Lehman Brothers Inc. and J. P. Morgan & Co. to the effect that, as of the date of such opinions, the Common Stock Exchange Ratio is fair from a financial point of view to the holders of OEI Common Stock. True and complete copies of such opinions have been given to Seagull.

     Section 4.26 Year 2000 Issues. The disclosures set forth in the OEI SEC Reports concerning potential computer hardware and software problems associated with the Year 2000 are true and correct in all material respects.

     Section 4.27 Takeover Laws. OEI and the Board of Directors of OEI have each taken all action required to be taken by it in order to exempt this Agreement, and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any "moratorium," "control share," "fair price," "affiliate transaction," "business combination" or other antitakeover laws and regulations of any state, including, without limitation, the State of Delaware, and including, without limitation, Section 203 of the DGCL.

                                   ARTICLE V

                   REPRESENTATIONS AND WARRANTIES OF SEAGULL

     Seagull represents and warrants to OEI as follows:

     Section 5.1  Organization and Qualification.

          (a) Seagull is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas, is duly qualified to do business as a foreign corporation and is in good standing in the jurisdictions set forth in Section 5.1(a) of the disclosure letter delivered to OEI contemporaneously with the execution hereof (the "Seagull Disclosure Schedule"), which include each jurisdiction in which the character of Seagull's properties or the nature of its business makes such qualification necessary, except in jurisdictions, if any, where the failure to be so qualified would not result in a Seagull Material Adverse Effect (as defined below). Seagull has all requisite corporate or other power and authority to own, use or lease its properties and to carry on its business as it is now being conducted. Seagull has made available to OEI a complete and correct copy of its articles of incorporation and bylaws, each as amended to date, and Seagull's articles of incorporation and bylaws as so delivered are in full force and effect. Seagull is not in default in any respect in the performance, observation or fulfillment of any provision of its articles of incorporation or bylaws.

          (b) Section 5.1(b) of the Seagull Disclosure Schedule lists the name and jurisdiction of organization of each Subsidiary of Seagull and the jurisdictions in which each such Subsidiary is qualified or holds licenses to do business as a foreign corporation or other organization as of the date hereof. Each of Seagull's Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, is duly qualified to do business as a foreign corporation and is in good standing in the jurisdictions set forth in Section 5.1(b) of the Seagull Disclosure Schedule, which includes each jurisdiction in which the character of such Subsidiary's properties or the nature of its business makes such qualification necessary, except in jurisdictions, if any, where the failure to be so qualified would not result in a Seagull Material Adverse Effect. Each of Seagull's Subsidiaries has all requisite corporate or other power and authority to own, use or lease its properties and to carry on its business as it is now being conducted and as it is now proposed to be conducted. Seagull has made available to OEI a complete and correct copy of the certificate of incorporation and bylaws (or similar organizational documents) of each of Seagull's Subsidiaries, each as amended to date, and the certificate of incorporation and bylaws (or similar charter documents) as so delivered are in full force and effect. No Subsidiary of Seagull is in default in any respect in the performance, observation or fulfillment of any provision of its certificate of incorporation or bylaws (or similar organizational documents). Other than Seagull's Subsidiaries, Seagull does not beneficially own or control, directly or indirectly, 5% or more of any class of equity or similar securities of any corporation or other organization, whether incorporated or unincorporated.

          (c) For purposes of this Agreement, a "Seagull Material Adverse Effect" shall mean any event, circumstance, condition, development or occurrence causing, resulting in or having (or with the passage of time likely to cause, result in or have) a material adverse effect on the financial condition, business, assets, properties, prospects or results of operations of Seagull and its Subsidiaries, taken as a whole; provided, that such term shall not include effects that are not applicable primarily to Seagull resulting from market conditions generally in the oil and gas industry.

     Section 5.2  Capitalization.

          (a) The authorized capital stock of Seagull consists of 100,000,000 shares of Seagull Common Stock, and 5,000,000 shares of preferred stock of Seagull, par value $1.00 per share, of which 500,000 shares have been designated as Series B Junior Participating Preferred Stock. As of the date of this Agreement, Seagull has (i) 63,448,037 shares of Seagull Common Stock issued and outstanding, (ii) no shares of preferred stock outstanding and (iii) outstanding stock options to acquire 5,575,118 shares of Seagull Common Stock under all stock option plans and agreements of Seagull. All such shares have been validly issued, fully paid and nonassessable, and free of preemptive rights. Except as set forth above, and other than this Agreement and other than the Preferred Stock Purchase Rights set forth in the Amended and Restated Rights Agreement dated as of December 12, 1997, by and between Seagull and BankBoston, N.A., as Rights Agent (as amended, the "Seagull Rights Plan"), there are no outstanding subscriptions, options, rights, warrants, convertible securities, stock appreciation rights, phantom equity, or other agreements or commitments obligating Seagull to issue, transfer, sell, redeem, repurchase or otherwise acquire any shares of its capital stock of any class. Except for any amendments filed with the Seagull SEC Reports (as defined below), the Seagull Rights Plan has not been amended, and no amendment thereof is proposed. No "Distribution Date" has occurred within the meaning of the Seagull Rights Plan, and the consummation of the transactions contemplated hereby will not result in the occurrence of a Distribution Date. Seagull has taken all action required to render the Seagull Rights Plan (and the "Rights" thereunder) inapplicable to this Agreement and the transactions contemplated hereby, including any Ancillary Agreements.

          (b) Except as set forth in Section 5.1(b) of the Seagull Disclosure Schedule, Seagull is, directly or indirectly, the record and beneficial owner of all of the outstanding shares of capital stock of each Seagull Subsidiary, there are no irrevocable proxies with respect to any such shares, and no equity securities of any Seagull Subsidiary are or may become required to be issued by reason of any options, warrants, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable or exercisable for, shares of any capital stock of any Seagull Subsidiary, and there are no contracts, commitments, understandings or arrangements by which Seagull or any Seagull Subsidiary is or may be bound to issue additional shares of capital stock of any Seagull Subsidiary or securities convertible into or exchangeable or exercisable for any such shares. All of such shares so owned by Seagull are validly issued, fully paid and nonassessable and are owned by it free and clear of all Liens.

     Section 5.3 Authority. Seagull has full corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is or will be a party and, subject to obtaining the Seagull Stockholders' Approval as contemplated by Section 7.13, to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the Ancillary Agreements to which it is or will be a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the Board of Directors of Seagull (with at least two-thirds of the members of the Board of Directors of Seagull voting in favor thereof), and no other corporate proceedings on the part of Seagull are necessary to authorize this Agreement or the Ancillary Agreements to which any of them are or will be a party or to consummate the transactions contemplated hereby or thereby, other than obtaining the Seagull Stockholders' Approval as contemplated by Section 7.13 hereof. This Agreement has been, and the Ancillary Agreements to which Seagull is or will be a party are, or upon execution will be, duly and validly executed and delivered by Seagull and, assuming the due authorization, execution and delivery hereof and thereof by the other parties hereto and thereto, constitutes or upon execution will constitute, valid and binding obligations of Seagull enforceable against Seagull in accordance with their respective terms, except for the Enforceability Exception.

     Section 5.4 Consents and Approvals; No Violation. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and the performance by Seagull of its obligations hereunder will not:

          (a) subject to the obtaining the Seagull Stockholders' Approval as contemplated by Section 7.13 hereof, conflict with any provision of the articles of incorporation or bylaws of Seagull or the certificates of incorporation or bylaws (or other similar organizational documents) of any of its Subsidiaries;

          (b) subject to obtaining the Seagull Stockholders' Approval as contemplated by Section 7.13 hereof, require any consent, waiver, approval, order, authorization or permit of, or registration, filing with or notification to, (i) any Governmental Authority, except for applicable requirements of the HSR Act, the Securities Act, the Exchange Act, state laws relating to takeovers, if applicable, state securities or blue sky laws, laws, rules or regulations administered by the APUC and Customary Post-Closing Consents or (ii) except as set forth in Section 5.4(b) of the Seagull Disclosure Schedule, any third party other than a Governmental Authority, other than such non-Governmental Authority third party consents, waivers, approvals, orders, authorizations and permits that would not (i) result in a Seagull Material Adverse Effect, (ii) materially impair the ability of Seagull or any of its Subsidiaries to perform its obligations under this Agreement or any Ancillary Agreement or (iii) prevent the consummation of any of the transactions contemplated by this Agreement;

          (c) except as set forth in Section 5.4(c) of the Seagull Disclosure Schedule, result in any violation of or the breach of or constitute a default (with notice or lapse of time or both) under, or give rise to any right of termination, cancellation or acceleration or guaranteed payments or a loss of a material benefit under, any of the terms, conditions or provisions of any note, lease, mortgage, license, agreement or other instrument or obligation to which Seagull or any of its Subsidiaries is a party or by which Seagull or any of its Subsidiaries or any of their respective properties or assets may be bound, except for such violations, breaches, defaults, or rights of termination, cancellation or acceleration, or losses as to which requisite waivers or consents have been obtained or which, individually or in the aggregate, would not (i) result in a Seagull Material Adverse Effect, (ii) materially impair the ability of Seagull or any of its Subsidiaries to perform its obligations under this Agreement or any Ancillary Agreement or (iii) prevent the consummation of any of the transactions contemplated by this Agreement;

          (d) violate the provisions of any order, writ, injunction, judgment, decree, statute, rule or regulation applicable to Seagull or any Subsidiary of Seagull;

          (e) result in the creation of any Lien upon any material properties or assets or on any shares of capital stock of Seagull or its Subsidiaries under any agreement or instrument to which Seagull or any of its Subsidiaries is a party or by which Seagull or any of its Subsidiaries or any of their properties or assets is bound; or

          (f) result in any holder of any securities of Seagull being entitled to appraisal, dissenters' or similar rights.

     Section 5.5 Seagull Financial Statements. Each of the audited consolidated financial statements and unaudited consolidated interim financial statements of Seagull (including any related notes and schedules) included (or incorporated by reference) in its Annual Reports on Form 10-K for each of the three fiscal years ended December 31, 1995, 1996 and 1997 and its Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 1998 (collectively, the "Financial Statements") have been prepared from, and are in accordance with, the books and records of Seagull and its consolidated Subsidiaries, comply in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis (except as may be indicated in the notes thereto and subject, in the case of quarterly financial statements, to normal and recurring year-end adjustments) and fairly present, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of Seagull and its Subsidiaries as of the date thereof and the consolidated results of operations and cash flows (and changes in financial position, if any) of Seagull and its Subsidiaries for the periods presented therein (subject to normal year-end adjustments and the absence of financial footnotes in the case of any unaudited interim financial statements).

     Section 5.6 Absence of Undisclosed Liabilities. Except (a) as specifically disclosed in the Seagull SEC Reports and (b) for liabilities and obligations incurred in the ordinary course of business and consistent with past practice since December 31, 1997, neither Seagull nor any of its Subsidiaries has incurred any liabilities or obligations of any nature (contingent or otherwise) that would have a Seagull Material Adverse Effect or would be required by GAAP to be reflected on a consolidated balance sheet of Seagull and its Subsidiaries or the notes thereto which is not so reflected.

     Section 5.7 Absence of Certain Changes. Except as contemplated by this Agreement, as set forth in Section 5.7 of the Seagull Disclosure Schedule or disclosed in the Seagull SEC Reports, since December 31, 1997 (a) Seagull and its Subsidiaries have conducted their business in all material respects in the ordinary course consistent with past practices, (b) there has not been any change or development, or combination of changes or developments that, individually or in the aggregate, would have a Seagull Material Adverse Effect,
(c) there has not been any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of Seagull or any repurchase, redemption or other acquisition by Seagull or any of its Subsidiaries of any outstanding shares of capital stock or other securities of, or other ownership interests in, Seagull or any of its Subsidiaries, (d) there has not been any amendment of any term of any outstanding security of Seagull, and (e) there has not been any change in any method of accounting or accounting practice by Seagull, except for any such change required by reason of a concurrent change in GAAP or to conform a such accounting policies and practices to those of Seagull.

     Section 5.8 Seagull SEC Reports. Seagull has filed with the SEC, and has heretofore made available to OEI true and complete copies of, each form, registration statement, report, schedule, proxy or information statement and other document (including exhibits and amendments thereto), including without limitation its Annual Reports to Shareholders incorporated by reference in certain of such reports, required to be filed with the SEC since December 31, 1994 under the Securities Act or the Exchange Act (collectively, the "Seagull SEC Reports"). As of the respective dates such Seagull SEC Reports were filed or, if any such Seagull SEC Reports were amended, as of the date such amendment was filed, each of the Seagull SEC Reports, including without limitation any finan cial statements or schedules included therein, (a) complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and (b) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     Section 5.9 Taxes. Except as otherwise disclosed in Section 5.9 of the Seagull Disclosure Schedule and for matters that would have no adverse effect on
Seagull:

          (a) Seagull and each of its Subsidiaries have timely filed (or have had timely filed on their behalf) or will file or cause to be timely filed, all material Tax Returns required by applicable law to be filed by any of them prior to or as of the Closing Date. All such Tax Returns and amendments thereto are or will be true, complete and correct in all material respects.

          (b) Seagull and each of its Subsidiaries have paid (or have had paid on their behalf), or where payment is not yet due, have established (or have had established on their behalf and for their sole benefit and recourse), or will establish or cause to be established on or before the Closing Date, an adequate accrual for the payment of all material Taxes due with respect to any period ending prior to or as of the Closing Date.

          (c) No Audit by a Tax Authority is pending or threatened with respect to any Tax Returns filed by, or Taxes due from, Seagull or any Subsidiary. No issue has been raised by any Tax Authority in any Audit of Seagull or any of its Subsidiaries that if raised with respect to any other period not so audited could be expected to result in a material proposed deficiency for any period not so audited. No material deficiency or adjustment for any Taxes has been threatened, proposed, asserted or assessed against Seagull or any of its Subsidiaries. There are no liens for Taxes upon the assets of Seagull or any of its Subsidiaries, except liens for current Taxes not yet delinquent.

          (d) Neither Seagull nor any of its Subsidiaries has given or been requested to give any waiver of statutes of limitations relating to the payment of Taxes or have executed powers of attorney with respect to Tax matters, which will be outstanding as of the Closing Date.

          (e) Prior to the date hereof, Seagull and its Subsidiaries have disclosed, and provided or made available true and complete copies to OEI of, all material Tax sharing, Tax indemnity, or similar agreements to which Seagull or any of its Subsidiaries is a party to, is bound by, or has any obligation or liability for Taxes.

     Section 5.10  Litigation. Except as disclosed in the Seagull SEC Reports or
Section 5.10 of the Seagull Disclosure Schedule and for matters that would not have a Seagull Material Adverse Effect, there is no suit, claim, action, proceeding or investigation pending or, to Seagull's knowledge, threatened against or directly affecting Seagull, any Subsidiaries of Seagull or any of the directors or officers of Seagull or any of its Subsidiaries in their capacity as such, nor is there any reasonable basis therefor that could reasonably be expected to have a Seagull Material Adverse Effect, if adversely determined. Neither Seagull nor any of its Subsidiaries, nor any officer, director or employee of Seagull or any of its Subsidiaries, has been permanently or temporarily enjoined by any order, judgment or decree of any court or any other Governmental Authority from engaging in or continuing any conduct or practice in connection with the business, assets or properties of Seagull or such Subsidiary, nor, to the knowledge of Seagull, is Seagull, any Subsidiary or any officer, director or employee of Seagull or its Subsidiaries under investigation by any Governmental Authority. Except as disclosed in the Seagull SEC Reports or
Section 5.10 of the Seagull Disclosure Schedule, there is not in existence any order, judgment or decree of any court or other tribunal or other agency enjoining or requiring Seagull or any of its Subsidiaries to take any action of any kind with respect to its business, assets or properties. Notwithstanding the foregoing, no representation or warranty in this Section 5.10 is made with respect to Environmental Laws, which are covered exclusively by the provisions set forth in Section 5.12.

     Section 5.11  Employee Benefit Plans; ERISA.

          (a) Section 5.11(a) of the Seagull Disclosure Schedule contains a true and complete list of the employee benefit plans or arrangements of any type (including but not limited to plans described in section 3(3) of ERISA), sponsored, maintained or contributed to by Seagull or any trade or business, whether or not incorporated, which together with Seagull would be deemed a "single employer" within the meaning of Section 414(b), (c) or (m) of the Code or section 4001(b)(1) of ERISA (a "Seagull ERISA Affiliate") within six years prior to the Effective Time ("Seagull Benefit Plans").

          (b) With respect to each Seagull Benefit Plan: (i) if intended to qualify under section 401(a) or 401(k) of the Code, such plan satisfies the requirements of such sections, has received a favorable determination letter from the Internal Revenue Service with respect to its qualification, and its related trust has been determined to be exempt from tax under section 501(a) of the Code and, to the knowledge of Seagull, nothing has occurred since the date of such letter to adversely affect such qualification or exemption; (ii) each such plan has been administered in substantial compliance with its terms and applicable law, except for any noncompliance with respect to any such plan that could not reasonably be expected to result in a Seagull Material Adverse Effect; (iii) neither Seagull nor any Seagull ERISA Affiliate has engaged in, and Seagull and each Seagull ERISA Affiliate do not have any knowledge of any person that has engaged in, any transaction or acted or failed to act in any manner that would subject Seagull or any Seagull ERISA Affiliate to any liability for a breach of fiduciary duty under ERISA that could reasonably be expected to result in a Seagull Material Adverse Effect; (iv) no disputes are pending, or, to the knowledge of Seagull or any Seagull ERISA Affiliate, threatened; (v) neither Seagull nor any Seagull ERISA Affiliate has engaged in, and Seagull and each Seagull ERISA Affiliate do not have any knowledge of any person that has engaged in, any transaction in violation of Section 406(a) or (b) of ERISA or Section 4975 of the Code for which no exemption exists under Section 408 of ERISA or Section 4975(c) of the Code or Section 4975(d) of the Code that could reasonably be expected to result in a Seagull Material Adverse Effect; (vi) there have been no "reportable events" within the meaning of Section 4043 of ERISA for which the 30 day notice requirement of ERISA has not been waived by the PBGC; (vii) all contributions due have been made on a timely basis (within, where applicable, the time limit established under section 302 of ERISA or Code section 412); (viii) no notice of intent to terminate such plan has been given under Section 4041 of ERISA and no proceeding has been instituted under section 4042 of ERISA to terminate such plan; and (ix) except for defined benefit plans (if applicable), such plan may be terminated on a prospective basis without any continuing liability for benefits other than benefits accrued to the date of such termination. All contributions made or required to be made under any Seagull Benefit Plan meet the requirements for deductibility under the Code, and all contributions which are required and which have not been made have been properly recorded on the books of Seagull or a Seagull ERISA Affiliate.

          (c) No Seagull Benefit Plan is a "multiemployer plan" (as defined in section 4001(a)(3) of ERISA) or a "multiple employer plan" (within the meaning of section 413(c) of the Code). No event has occurred with respect to Seagull or a Seagull ERISA Affiliate in connection with which Seagull could be subject to any liability, lien or encumbrance with respect to any Seagull Benefit Plan or any employee benefit plan described in Section 3(3) of ERISA maintained, sponsored or contributed to by a Seagull ERISA Affiliate under ERISA or the Code.

          (d) Except as set forth in Section 5.11(d) of the Seagull Disclosure Schedule, no employees of Seagull or any of its Subsidiaries are covered by any severance plan or similar arrangement.

     Section 5.12 Environmental Liability. Except as set forth in Section 5.12 of the Seagull Disclosure Schedule:

          (a) The businesses of Seagull and its Subsidiaries have been and are operated in material compliance with all Environmental Laws.

          (b) Neither Seagull nor any of its Subsidiaries has caused or allowed the generation, treatment, manufacture, processing, distribution, use, storage, discharge, release, disposal, transport or handling of any Hazardous Substances at any of its properties or facilities except in material compliance with all Environmental Laws, and, to Seagull's knowledge, no generation, manufacture, processing, distribution, use, treatment, handling, storage, discharge, release, disposal, transport or handling of any Hazardous Substances has occurred at any property or facility owned, leased or operated by Seagull or any of its Subsidiaries except in material compliance with all Environmental Laws.

          (c) Neither Seagull nor any of its Subsidiaries has received any written notice from any Governmental Authority or third party or, to the knowledge of Seagull, any other communication alleging or concerning any material violation by Seagull or any of its Subsidiaries of, or responsibility or liability of Seagull or any of its Subsidiaries under, any Environmental Law. There are no pending, or to the knowledge of Seagull, threatened, claims, suits, actions, proceedings or investigations with respect to the businesses or operations of Seagull or any of its Subsidiaries alleging or concerning any material violation of or responsibility or liability under any Environmental Law that, if adversely determined, could reasonably be expected to have a Seagull Material Adverse Effect, nor does Seagull have any knowledge of any fact or condition that could give rise to such a claim, suit, action, proceeding or investigation.

          (d) Seagull and its Subsidiaries are in possession of all material approvals, permits, licenses, registrations and similar type authorizations from all Governmental Authorities under all Environmental Laws with respect to the operation of the businesses of Seagull and its Subsidiaries; there are no pending or, to the knowledge of Seagull, threatened, actions, proceedings or investigations seeking to modify, revoke or deny renewal of any of such approvals, permits, licenses registrations and authorizations; and Seagull does not have knowledge of any fact or condition that is reasonably likely to give rise to any action, proceeding or investigation to modify, revoke or deny renewal of any of such approvals, permits, licenses, registrations and authorizations.

          (e) Without in any way limiting the generality of the foregoing, (i) to the knowledge of Seagull, all off-site locations where Seagull or any of its Subsidiaries has transported, released, discharged, stored, disposed or arranged for the disposal of pollutants, contaminants, hazardous wastes or toxic substances are licensed disposal sites as required by law, (ii) to Seagull's knowledge, all underground storage tanks, and the operating status, capacity and contents of such tanks, located on any property owned, leased or operated by Seagull or any of its Subsidiaries are identified in
     Section 5.12 of the Seagull Disclosure Schedule and (iii) no PCBs or PCB-containing items are used or stored at any property owned, leased or operated by Seagull or any of its Subsidiaries except in compliance with Environmental Laws.

          (f) There has been no discharge, release or disposal at any of the properties owned or operated by Seagull, its Subsidiaries, or a predecessor in interest, or to the knowledge of Seagull, at any disposal or treatment facility which received Hazardous Substances generated by Seagull, its Subsidiaries, or any predecessor in interest which could reasonably be expected to result in liabilities that have a Seagull Material Adverse Effect.

          (g) To Seagull's knowledge, no pending claims have been asserted or threatened to be asserted against Seagull or its Subsidiaries for any personal injury (including wrongful death) or property damage (real or personal) arising out of exposure to Hazardous Substances used, handled, generated, transported or disposed by Seagull or its Subsidiaries at property owned or operated by Seagull or its Subsidiaries, except as could not reasonably be expected to result in liabilities that have a Seagull Material Adverse Effect.

     Section 5.13 Compliance with Applicable Laws. Seagull and each of its Subsidiaries hold all material approvals, licenses, permits, registrations and similar type authorizations necessary for the lawful conduct of its respective businesses, as now conducted, and such businesses are not being, and neither Seagull nor any of its Subsidiaries has received any notice from any Governmental Authority or person that any such business has been or is being, conducted in violation of any law, ordinance or regulation, including without limitation any law, ordinance or regulation relating to occupational health and safety, except for possible violations which either individually or in the aggregate have not resulted and would not result in a Seagull Material Adverse Effect; provided, however, notwithstanding the foregoing, no representation or warranty in this Section 5.13 is made with respect to Environmental Laws, which are covered exclusively by the provisions set forth in Section 5.12.

     Section 5.14 Insurance. Section 5.14 of the Seagull Disclosure Schedule lists each of the insurance policies relating to Seagull or its Subsidiaries which are currently in effect. Seagull has made available to OEI a true, complete and correct copy of each such policy or the binder therefor. With respect to each such insurance policy or binder none of Seagull, any of its Subsidiaries or any other party to the policy is in breach or default thereunder (including with respect to the payment of premiums or the giving of notices), and Seagull does not know of any occurrence or any event which (with notice or the lapse of time or both) would constitute such a breach or default or permit termination, modification or acceleration under the policy, except for such breaches or defaults which, individually or in the aggregate, would not result in a Seagull Material Adverse Effect. Section 5.14 of the Seagull Disclosure Schedule describes any self-insurance arrangements affecting Seagull or its Subsidiaries. The insurance policies listed in Section 5.14 of the Seagull Disclosure Schedule include all policies which are required in connection with the operation of the businesses of Seagull and its Subsidiaries as currently conducted by applicable laws and all agreements relating to Seagull and its Subsidiaries.

     Section 5.15  Labor Matters; Employees.

          (a) Except as set forth in Section 5.15(a) of the Seagull Disclosure Schedule, (i) there is no labor strike, dispute, slowdown, work stoppage or lockout actually pending or, to the knowledge of Seagull, threatened against or affecting Seagull or any of its Subsidiaries and, during the past five years, there has not been any such action, (ii) none of Seagull or any of its Subsidiaries is a party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of

     Seagull or any of its Subsidiaries, (iii) none of the employees of Seagull or any of its Subsidiaries are represented by any labor organization and none of Seagull or any of its Subsidiaries have any knowledge of any current union organizing activities among the employees of Seagull or any of its Subsidiaries nor does any question concerning representation exist concerning such employees, (iv) Seagull and its Subsidiaries have each at all times been in material compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health, and are not engaged in any unfair labor practices as defined in the National Labor Relations Act or other applicable law, ordinance or regulation, (v) there is no unfair labor practice charge or complaint against any of Seagull or any of its Subsidiaries pending or, to the knowledge of Seagull, threatened before the National Labor Relations Board or any similar state or foreign agency, (vi) there is no grievance or arbitration proceeding arising out of any collective bargaining agreement or other grievance procedure relating to Seagull or any of its Subsidiaries, (vii) neither the Occupational Safety and Health Administration nor any corresponding state agency has threatened to file any citation, and there are no pending citations, relating to Seagull or any of its Subsidiaries, and (viii) there is no employee or governmental claim or investigation, including any charges to the Equal Employment Opportunity Commission or state employment practice agency, investigations regarding Fair Labor Standards Act compliance, audits by the Office of Federal Contractor Compliance Programs, sexual harassment complaints or demand letters or threatened claims.

          (b) Except as set forth in Section 5.15(b) of the Seagull Disclosure Schedule, since the enactment of the WARN Act, none of Seagull or any of its Subsidiaries has effectuated (i) a "plant closing" (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of any of Seagull or any of its Subsidiaries, or (ii) a "mass layoff" (as defined in the WARN
     Act) affecting any site of employment or facility of Seagull or any of its Subsidiaries, nor has Seagull or any of its Subsidiaries been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state or local law, in each case that could reasonably be expected to have a Seagull Material Adverse Effect.

          Section 5.16  Reserve Reports.

          (a) All information (including, without limitation, the statement of the percentage of reserves from the oil and gas wells and other interests evaluated therein to which Seagull or its Subsidiaries are entitled and the percentage of the costs and expenses related to such wells or interests to be borne by Seagull or its Subsidiaries) supplied to DeGolyer and McNaughton, Netherland, Sewell & Associates, Inc. and Ryder Scott Company Petroleum Engineers by or on behalf of Seagull and its Subsidiaries that was material to such firms' estimates of proved oil and gas reserves attributable to the Oil and Gas Interests of Seagull and its Subsidiaries in connection with the preparation of the proved oil and gas reserve reports concerning the Oil and Gas Interests of Seagull and its Subsidiaries as of December 31, 1997 by such engineering firms (collectively, the "Seagull Reserve Report") was (at the time supplied or as modified or amended prior to the issuance of the Seagull Reserve Report) true and correct in all material respects and Seagull has no knowledge of any material errors in such information that existed at the time of such issuance. Except for changes (including changes in commodity prices) generally affecting the oil and gas industry, there has been no change in respect of the matters addressed in the Seagull Reserve Report that would have a Seagull Material Adverse Effect.

          (b) Set forth in Section 5.16(b) of the Seagull Disclosure Schedule is a list of all material Oil and Gas Interests that were included in the Seagull Reserve Report that have been disposed of prior to the date of this Agreement.

          Section 5.17  Material Contracts.

          (a) Set forth in Section 5.17(a) of the Seagull Disclosure Schedule is a list of each contract, lease, indenture, agreement, arrangement or understanding to which Seagull or any of its Subsidiaries is subject that is of a type that would be required to be included as an exhibit to a Form S-1 Registration Statement pursuant to the rules and regulations of the SEC if such a registration statement was filed by Seagull (the "Seagull Material Contracts").

          (b) Except as set forth in Section 5.17(a) or 5.17(b) of the Seagull Disclosure Schedule, the Oil and Gas Interests of Seagull and its Subsidiaries are not subject to (i) any instrument or agreement evidencing or related to indebtedness for borrowed money, whether directly or indirectly, or (ii) any agreement not entered into in the ordinary course of business in which the amount involved is in excess of $500,000. With respect to the Oil and Gas Interests of Seagull and its Subsidiaries, (A) all Seagull Material Contracts are in full force and effect and are the valid and legally binding obligations of the parties thereto and are enforceable in accordance with their respective terms; (B) Seagull is not in material breach or default with respect to, and to the knowledge of Seagull, no other party to any Seagull Material Contract is in material breach or default with respect to, its obligations thereunder, including with respect to payments or otherwise; (C) no party to any Seagull Material Contract has given notice of any action to terminate, cancel, rescind or procure a judicial reformation thereof; and (D) no Seagull Material Contract contains any provision that prevents Seagull or any of its Subsidiaries from owning, managing and operating the Oil and Gas Interests of Seagull and its Subsidiaries in accordance with historical practices.

          (c) As of the date of this Agreement, except as set forth in Section 5.17(c) of the Seagull Disclosure Schedule, with respect to authorizations for expenditure executed on or after January 1, 1996, (i) there are no material outstanding calls for payments that are due or which Seagull or its Subsidiaries are committed to make that have not been made; (ii) there are no material operations with respect to which Seagull or its Subsidiaries have become a non-consenting party; and (iii) there are no commitments for the material expenditure of funds for drilling or other capital projects other than projects with respect to which the operator is not required under the applicable operating agreement to seek consent.

          (d) Except as set forth in Section 5.17(d) of the Seagull Disclosure Schedule, (i)) there are no provisions applicable to the Oil and Gas Interests of Seagull and its Subsidiaries which increase the royalty percentage of the lessor thereunder; and (ii) none of the Oil and Gas Interests of Seagull and its Subsidiaries are limited by terms fixed by a certain number of years (other than primary terms under oil and gas leases).

     Section 5.18 Permits. Immediately prior to the Effective Time and except for Customary Post-Closing Consents, Seagull or its Subsidiaries will hold all of the Permits required or necessary to construct, run, operate, use and/or maintain their properties and conduct their operations as presently conducted, except for such Permits, the lack of which, individually or in the aggregate, would not have a Seagull Material Adverse Effect; provided, however, that notwithstanding the foregoing, no representation or warranty in this Section
5.18 is made with respect to Permits issued pursuant to Environmental Laws, which are covered exclusively by the provisions set forth in Section 5.12.

     Section 5.19 Required Stockholder Vote or Consent. The only vote of the holders of any class or series of Seagull's capital stock that will be necessary to consummate the Merger and the other transactions contemplated by this Agreement are (a) the approval of this Agreement by the holders of two-thirds of the outstanding shares of Seagull Common Stock, and (b) the election of the directors contemplated by Section 7.12 by the holders of a plurality of shares of Seagull Common Stock represented in person or by proxy and voting with respect thereto (collectively, the "Seagull Stockholders' Approval").

     Section 5.20 Proxy Statement/Prospectus; Registration Statement. None of the information to be supplied by Seagull for inclusion in (a) the Proxy Statement/Prospectus to be filed by OEI and Seagull with the SEC, and any amendments or supplements thereto, or (b) the Registration Statement to be filed by Seagull with the SEC in connection with the Merger, and any amendments or supplements thereto, will, at the respective times such documents are filed, and, in the case of the Proxy Statement/Prospectus, at the time the Proxy Statement/Prospectus or any amendment or supplement thereto is first mailed to stockholders of OEI and Seagull, at the time such stockholders vote on approval and adoption of this

Agreement and at the Effective Time, and, in the case of the Registration Statement, when it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be made therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

     Section 5.21 Intellectual Property. Seagull or its Subsidiaries own, or are licensed or other wise have the right to use, all Intellectual Property currently used in the conduct of the business of Seagull and its Subsidiaries, except where the failure to so own or otherwise have the right to use such intellectual property would not, individually or in the aggregate, have a Seagull Material Adverse Effect. No person has notified either Seagull or any of its Subsidiaries that their use of the Intellectual Property infringes on the rights of any person, subject to such claims and infringements as do not, individually or in the aggregate, give rise to any liability on the part of Seagull and its Subsidiaries that could have a Seagull Material Adverse Effect, and, to Seagull's knowledge, no person is infringing on any right of Seagull or any of its Subsidiaries with respect to any such Intellectual Property. No claims are pending or, to Seagull's knowledge, threatened that Seagull or any of its Subsidiaries is infringing or otherwise adversely affecting the rights of any person with regard to any Intellectual Property.

     Section 5.22 Hedging. Section 5.22 of the Seagull Disclosure Schedule sets forth for the periods shown obligations of Seagull and each of its Subsidiaries for the delivery of Hydrocarbons attributable to any of the properties of Seagull or any of its Subsidiaries in the future on account of prepayment, advance payment, take-or-pay or similar obligations without then or thereafter being entitled to receive full value therefor. Except as set forth in Section
5.22 of the Seagull Disclosure Schedule, as of the date of this Agreement, neither Seagull nor any of its Subsidiaries is bound by futures, hedge, swap, collar, put, call, floor, cap, option or other contracts that are intended to benefit from, relate to or reduce or eliminate the risk of fluctuations in the price of commodities, including Hydrocarbons or securities.

     Section 5.23 Brokers. No broker, finder or investment banker (other than Merrill Lynch, Pierce, Fenner & Smith Incorporated and Warburg Dillon Read LLC, the fees and expenses of which will be paid by Seagull) is entitled to any brokerage, finder's fee or other fee or commission payable by Seagull or any of its Subsidiaries in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Seagull or any of its Subsidiaries. True and correct copies of all agreements and engagement letters currently in effect with Merrill Lynch, Pierce, Fenner & Smith Incorporated and Warburg Dillon Read LLC (the "Seagull Engagement Letters") have been provided to OEI.

     Section 5.24 Tax Matters. Neither Seagull nor, to the knowledge of Seagull, any of its affiliates has taken or agreed to take any action that would prevent the Merger from constituting a reorganization within the meaning of section 368(a) of the Code. Without limiting the generality of the foregoing:

          (a) In connection with the Merger, none of OEI Common Stock or OEI Preferred Stock will be acquired by Seagull or a person related (as defined in Treas. Reg. ss. 1.368-1(e)(3)) to Seagull for consideration other than Seagull Common Stock or Seagull Preferred Stock, respectively, except for any cash received in lieu of fractional share interests in Seagull Common Stock pursuant to Section 3.4 of this Agreement.

          (b) Following the Merger, the Surviving Corporation will continue the historic business of OEI or use a significant portion of its assets in a business, within the meaning of Treas. Reg. ss. 1.368-1(d).

          (c) There is no intercorporate indebtedness existing between OEI and Seagull that was issued, acquired, or will be settled at a discount.

          (d) Seagull will pay its own expenses incurred in connection with or as part of the Merger or related transactions. Seagull has not paid and will not pay, directly or indirectly, any expenses (including transfer taxes) incurred by any holder of OEI Common Stock or OEI Preferred Stock in connection with or as part of the Merger or any related transactions. Seagull has not agreed to assume, nor will it directly or indirectly assume, any expense or other liability, whether fixed or contingent, of any holder of OEI Common Stock or OEI Preferred Stock.

          (e) Seagull is not an "investment company" within the meaning of section 368(a)(2)(F) of the Code.

          (f) Seagull has no plan or intention to sell or otherwise dispose of any of the assets of OEI except for dispositions made in the ordinary course of business or transfers or successive transfers to one or more corporations controlled (within the meaning of section 368(c) of the Code) in each case by the transferor corporation, or to reacquire any of the Seagull Common Stock or Seagull Preferred Stock issued in the Merger.

     Section 5.25 Fairness Opinion. The Board of Directors of Seagull has received written opinions from Merrill Lynch, Pierce, Fenner & Smith Incorporated and Warburg Dillon Read LLC to the effect that, as of the date of such opinions, the Common Stock Exchange Ratio is fair to the holders of Seagull Common Stock from a financial point of view. A true and complete copy of such opinions has been given to OEI.

     Section 5.26 Year 2000 Issues. The disclosures set forth in the Seagull SEC Reports concerning potential computer hardware and software problems associated with the Year 2000 are true and correct in all material respects.

     Section 5.27 Regulation as a Utility. Seagull is regulated as a public utility by the APUC and in no other state and is considered a "public utility company" under the Public Utility Holding Company Act of 1935, as amended ("1935 Act"). Alaska Pipeline Company, a wholly owned subsidiary of Seagull ("APC"), is an interstate pipeline regulated together with ENSTAR Natural Gas Company, a division of Seagull, by the APUC on a combined basis. Except as set forth in the preceding sentences of this Section 5.27 and except that certain gathering assets of Seagull are regulated by the Texas Railroad Commission, neither Seagull nor any "subsidiary company" or "affiliate" (as each such term is defined in the 1935 Act) of Seagull is subject to regulation as a public utility or public service company (or similar designation) by the Federal Energy Regulatory Commission or any municipality, locality, state in the United States or any foreign country.

     Section 5.28 Takeover Laws. Seagull and the Board of Directors of Seagull have each taken all action required to be taken by it in order to exempt this Agreement, and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any "moratorium," "control share," "fair price," "affiliate transaction," "business combination" or other antitakeover laws and regulations of any state, including, without limitation, the State of Texas, and including, without limitation, Article Thirteen of the TBCA.

                                   ARTICLE VI

                     CONDUCT OF BUSINESS PENDING THE MERGER

     Section 6.1 Conduct of Business by OEI Pending the Merger. From the date hereof until the Effective Time, unless Seagull shall otherwise agree in writing, or except as set forth in the OEI Disclosure Schedule or as otherwise contemplated by this Agreement, OEI and its Subsidiaries shall conduct their business in the ordinary course consistent with past practice and shall use all reasonable efforts to preserve intact their business organizations and relationships with third parties and to keep available the services of their present officers and key employees, subject to the terms of this Agreement. Except as set forth in the OEI Disclosure Schedule or as otherwise provided in this Agreement, and without limiting the generality of the foregoing, from the date hereof until the Effective Time, without the written consent of Seagull, which consent shall not be unreasonably withheld:

          (a) Neither OEI nor its Subsidiaries will adopt or propose any change to its certificate of incorporation or bylaws (or similar organizational documents);

          (b) OEI will not, and will not permit any of its Subsidiaries to (i) declare, set aside or pay any dividend or other distribution with respect to any shares of capital stock of OEI or its Subsidiaries (except for normal quarterly dividends on the OEI Preferred Stock and intercompany dividends from direct or indirect wholly owned subsidiaries) or (ii) repurchase, redeem or otherwise acquire any outstanding shares of capital stock or other securities of, or other ownership interests in, OEI or any of its Subsidiaries, other than intercompany acquisitions of stock;

          (c) OEI will not, and will not permit any of its Subsidiaries to, merge or consolidate with any other person or acquire assets of any other person for aggregate consideration in excess of $10 million, or enter a new line of business or commence business operations in any country in which OEI is not operating as of the date of this Agreement except for countries listed on Section 6.1(c) of the OEI Disclosure Schedule;

          (d) Except as set forth in Section 6.1(d) of the OEI Disclosure Schedule, OEI will not, and will not permit any of its Subsidiaries to, sell, lease, license or otherwise surrender, relinquish or dispose of any assets or properties (other than among OEI and its direct and indirect wholly owned Subsidiaries) with an aggregate fair market value exceeding $10 million (other than sales of hydrocarbons in the ordinary course of business);

          (e) OEI will not settle any material Audit, make or change any material Tax election or file any material amended Tax Return;

          (f) Except as otherwise permitted by this Agreement, OEI will not issue any securities (whether through the issuance or granting of options, warrants, rights or otherwise and except pursuant to existing obligations disclosed in the OEI SEC Reports or the OEI Disclosure Schedule), enter into any amendment of any term of any outstanding security of OEI or of any of its Subsidiaries, incur any indebtedness except trade debt in the ordinary course of business and debt pursuant to existing credit facilities or arrangements (except as set forth in Section 6.1(f) of the OEI Disclosure Schedule), fail to make any required contribution to any OEI Benefit Plan, increase compensation, bonus (except as set forth in Section 6.1(f) of the OEI Disclosure Schedule) or other benefits payable to, or modify or amend any employment agreements or severance agreements with, any executive officer or former employee or enter into any settlement or consent with respect to any pending litigation other than settlements in the ordinary course of business;

          (g) OEI will not change any method of accounting or accounting practice by OEI or any of its Subsidiaries, except for any such change required by GAAP;

          (h) OEI will not take any action that would give rise to a claim under the WARN Act or any similar state law or regulation because of a "plant closing" or "mass layoff" (each as defined in the WARN Act);

          (i) OEI will not amend or otherwise change the terms of the OEI Engagement Letters, except to the extent that any such amendment or change would result in terms more favorable to OEI;

          (j) Except as set forth in Section 6.1(j) of the OEI Disclosure Schedule, neither OEI nor any of its Subsidiaries will become bound or obligated to participate in any operation, or consent to participate in any operation, with respect to any Oil and Gas Interests that will individually cost in excess of $3.5 million unless the operation is a currently existing obligation of OEI or any of its Subsidiaries or necessary to extend, preserve or maintain an Oil and Gas Interest;

          (k) Neither OEI nor any of its Subsidiaries will (i) enter into any futures, hedge, swap, collar, put, call, floor, cap, option or other contracts that are intended to benefit from or reduce or eliminate the risk of fluctuations in the price of commodities, including Hydrocarbons, or securities, other than in the ordinary course of business in accordance with OEI's current policies or (ii) enter into any fixed price commodity sales agreements with a duration of more than three months;

          (l) OEI will not, and will not permit any of its Subsidiaries to (i) take, or agree or commit to take, any action that would make any representation and warranty of OEI hereunder inaccurate in any respect at, or as of any time prior to, the Effective Time or (ii) omit, or agree or commit to omit, to take any action necessary to prevent any such representation or warranty from being inaccurate in any respect at any such time;

          (m) Neither OEI nor any of its Subsidiaries shall (A) adopt, amend (other than amendments that reduce the amounts payable by OEI or any Subsidiary, or amendments required by law to preserve the qualified status of an OEI Benefit Plan) or assume an obligation to contribute to any employee benefit plan or arrangement of any type or collective bargaining agreement or enter into any employment, severance or similar contract with any person (including, without limitation, contracts with management of OEI or any Subsidiaries that might require that payments be made upon the consummation of the transactions contemplated hereby) or amend any such existing contracts to increase any amounts payable thereunder or benefits provided thereunder, (B) engage in any transaction (either acting alone or in conjunction with any OEI Benefit Plan or trust created thereunder) in connection with which OEI or any Subsidiary could be subjected (directly or indirectly) to either a civil penalty assessed pursuant to subsections (c),
     (i) or (l) of Section 502 of ERISA or a tax imposed pursuant to Chapter 43 of Subtitle D of the Code, (C) terminate any OEI Benefit Plan in a manner, or take any other action with respect to any OEI Benefit Plan, that could result in the liability of OEI or any Subsidiary to any person, (D) take any action that could adversely affect the qualification of any OEI Benefit Plan or its compliance with the applicable requirements of ERISA, (E) fail to make full payment when due of all amounts which, under the provisions of any OEI Benefit Plan, any agreement relating thereto or applicable law, OEI or any Subsidiary are required to pay as contributions thereto or (F) fail to file, on a timely basis, all reports and forms required by federal regulations with respect to any OEI Benefit Plan;

          (n) Neither OEI nor any of its Subsidiaries will enter into any commitment or agreement to license or purchase seismic data that will cost in excess of $300,000, other than pursuant to agreements or commitments existing on the date of this Agreement;

          (o) OEI will not make any election under any of its stock option plans to pay cash in exchange for terminating awards under such plans; and

          (p) OEI will not, and will not permit any of its Subsidiaries to, agree or commit to do any of the foregoing.

     Section 6.2 Conduct of Business by Seagull Pending the Merger. From the date hereof until the Effective Time, unless OEI shall otherwise agree in writing, or except as set forth in the Seagull Disclosure Schedule or as otherwise contemplated by this Agreement, Seagull shall conduct, and shall cause its Subsidiaries to conduct, its business in the ordinary course consistent with past practice and shall use, and shall cause its each of its Subsidiaries to use, all reasonable efforts to preserve intact its business organizations and relationships with third parties and to keep available the services of its key employees, subject to the terms of this Agreement. Except as set forth in the Seagull Disclosure Schedule or as otherwise provided in this Agreement, and without limiting the generality of the foregoing, from the date hereof until the Effective Time, without the written consent of OEI, which consent shall not be unreasonably withheld:

          (a) Seagull will not, and will not permit its Subsidiaries to, adopt or propose any change to its articles of incorporation or bylaws (or similar organizational documents), except to the extent required to establish as a series of its preferred stock the Seagull Preferred Stock to be issued in the Merger;

          (b) Seagull will not, and will not permit any of its Subsidiaries to
     (i) declare, set aside or pay any dividend or other distribution with respect to any shares of capital stock of Seagull or (ii) repurchase, redeem or otherwise acquire any outstanding shares of capital stock or other securities of, or other ownership interests in, Seagull or any of its Subsidiaries, other than intercompany acquisitions of stock;

          (c) Seagull will not, and will not permit any of its Subsidiaries to, merge or consolidate with any other person or acquire assets of any other person for aggregate consideration in excess of $10 million, or enter a new line of business or commence business operations in any country in which Seagull is not operating as of the date of this Agreement;

          (d) Except as set forth in Section 6.2(d) of the Seagull Disclosure Schedule, Seagull will not and will not permit any of its Subsidiaries to, sell, lease, license or otherwise surrender, relinquish or dispose of any assets or properties (other than among Seagull and its direct and indirect wholly owned Subsidiaries) with an aggregate fair market value exceeding $10 million (other than sales of hydrocarbons in the ordinary course of business);

          (e) Seagull will not settle any material Audit, make or change any material Tax election or file any material amended Tax Return;

          (f) Except as otherwise permitted by this Agreement, Seagull will not issue any securities (whether through the issuance or granting of options, warrants, rights or otherwise and except pursuant to existing obligations disclosed in the Seagull SEC Reports or the Seagull Disclosure Schedule), enter into any amendment of any term of any outstanding security of Seagull or of any of its Subsidiaries, incur any indebtedness except trade debt in the ordinary course of business and debt pursuant to existing credit facilities or arrangements, fail to make any required contribution to any Seagull Benefit Plan, increase compensation, bonus (except as set forth in Section 6.2(f) of the Seagull Disclosure Schedule) or other benefits payable to, or modify or amend any employment agreements or severance agreements with, any executive officer or former employee or enter into any settlement or consent with respect to any pending litigation other than settlements in the ordinary course of business;

          (g) Seagull will not change any method of accounting or accounting practice by Seagull or any of its Subsidiaries, except for any such change required by GAAP; provided, however, that OEI acknowledges that, in connection with the transactions contemplated by this Agreement, Seagull intends to adopt the full cost method of accounting for its oil and gas activities;

          (h) Seagull will not take any action that would give rise to a claim under the WARN Act or any similar state law or regulation because of a "plant closing" or "mass layoff" (each as defined in the WARN Act);

          (i) Seagull will not amend or otherwise change the terms of the Seagull Engagement Letters, except to the extent that any such amendment or change would result in terms more favorable to Seagull;

          (j) Neither Seagull nor any of its Subsidiaries will become bound or obligated to participate in any operation, or consent to participate in any operation, with respect to any Oil and Gas Interest that will individually cost in excess of $3.5 million unless the operation is a currently existing obligation of Seagull or any of its Subsidiaries or necessary to extend, preserve or maintain an Oil and Gas Interest;

          (k) Neither Seagull nor any of its Subsidiaries will (i) enter into any futures, hedge, swap, collar, put, call, floor, cap, option or other contracts that are intended to benefit from or reduce or eliminate the risk of fluctuations in the price of commodities, including Hydrocarbons or securities, other than in the ordinary course of business in accordance with Seagull's current policies or (ii) enter into any fixed price commodity sales agreements with a duration of more than three months;

          (l) Seagull will not, and will not permit any of its Subsidiaries to
     (i) take, or agree or commit to take, any action that would make any representation and warranty of Seagull hereunder inaccurate in any respect at, or as of any time prior to, the Effective Time or (ii) omit, or agree or commit to omit, to take any action necessary to prevent any such representation or warranty from being inaccurate in any respect at any such time;

          (m) Neither Seagull nor any of its Subsidiaries shall (A) adopt, amend (other than amendments that reduce the amounts payable by Seagull or any Subsidiary, or amendments required by law to

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     preserve the qualified status of a Seagull Benefit Plan) or assume an obligation to contribute to any employee benefit plan or arrangement of any type or collective bargaining agreement or enter into any employment, severance or similar contract with any person (including, without limitation, contracts with management of Seagull or any Subsidiaries that might require that payments be made upon consummation of the transactions contemplated hereby) or amend any such existing contracts to increase any amounts payable thereunder or benefits provided thereunder, (B) engage in any transaction (either acting alone or in conjunction with any Seagull Benefit Plan or trust created thereunder) in connection with which Seagull or any Subsidiary could be subjected (directly or indirectly) to either a civil penalty assessed pursuant to subsections (c), (i) or (l) of Section 502 of ERISA or a tax imposed pursuant to Chapter 43 of Subtitle D of the Code, (C) terminate any Seagull Benefit Plan in a manner, or take any other action with respect to any Seagull Benefit Plan, that could result in the liability of Seagull or any Subsidiary to any person, (D) take any action that could adversely affect the qualification of any Seagull Benefit Plan or its compliance with the applicable requirements or ERISA, (E) fail to make full payment when due of all amounts which, under the provisions of any Seagull Benefit Plan, any agreement relating thereto or applicable law, Seagull or any Subsidiary are required to pay as contributions thereto or
     (F) fail to file, on a timely basis, all reports and forms required by federal regulations with respect to any Seagull Benefit Plan;

          (n) Neither Seagull nor any of its Subsidiaries will enter into any commitment or agreement to license or purchase seismic data that will cost in excess of $300,000, other than pursuant to agreements or commitments existing on the date of this Agreement;

          (o) Seagull will not make any election under any of its stock option plans to pay cash in exchange for terminating awards under such plans; and

          (p) Seagull will not, and will not permit any of its Subsidiaries to, agree or commit to do any of the foregoing.

                                  ARTICLE VII

                             ADDITIONAL AGREEMENTS

     Section 7.1 Access and Information. The parties shall each afford to the other and to the other's financial advisors, legal counsel, accountants, consultants, financing sources, and other authorized representatives access during normal business hours throughout the period prior to the Effective Time to all of its books, records, properties, contracts, leases, plants and personnel and, during such period, each shall furnish promptly to the other (a) a copy of each report, schedule and other document filed or received by it pursuant to the requirements of federal or state securities laws, and (b) all other information as such other party reasonably may request, provided that no investigation pursuant to this Section 7.1 shall affect any representations or warranties made herein or the conditions to the obligations of the respective parties to consummate the Merger. Each party shall hold in confidence all nonpublic information until such time as such information is otherwise publicly available and, if this Agreement is terminated, each party will deliver to the other all documents, work papers and other materials (including copies) obtained by such party or on its behalf from the other party as a result of this Agreement or in connection herewith, whether so obtained before or after the execution hereof. Notwithstanding the foregoing, the Confidentiality Agreement dated November 9, 1998 between Seagull and OEI (the "Confidentiality Agreement") shall survive the execution and delivery of this Agreement.

     Section 7.2  Acquisition Proposals.

          (a) From the date of this Agreement until the termination hereof, Seagull and its Subsidiaries will not, and will cause their respective officers, directors, employees or other agents not to, directly or indirectly, (i) take any action to solicit, initiate or encourage any Seagull Acquisition Proposal (as hereinafter defined) or (ii) engage in negotiations with, or disclose any nonpublic information relating to Seagull or its Subsidiaries, respectively, or afford access to their respective properties, books or records to any person that may be considering making, or has made, a Seagull Acquisition Proposal.

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

     Nothing contained in this Section 7.2(a) shall prohibit Seagull and its Board of Directors from (i) taking and disclosing a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated by the SEC under the Exchange Act, or (ii) furnishing information, including without limitation nonpublic information to, or entering into negotiations with, any person or entity that has indicated its willingness to make an unsolicited bona fide proposal to acquire Seagull pursuant to a merger, consolidation, share exchange, purchase of a substantial portion of the assets, business combination or other similar transaction, if, and only to the extent that, (A) such unsolicited bona fide proposal relating to a Seagull Acquisition Proposal is made by a third party that the Board of Directors of Seagull determines in good faith that the third party has the good faith intent to proceed with negotiations to consider, and financial capability to consummate, such Seagull Acquisition Proposal, (B) the Board of Directors of Seagull, after duly considering the written advice of outside legal counsel to Seagull, determines in good faith that such action is required for the Board of Directors of Seagull to comply with its fiduciary duties to stockholders imposed by applicable law,
     (C) contemporaneously with furnishing such information to, or entering into discussions or negotiations with, such person or entity Seagull provides written notice to OEI to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or entity and (D) Seagull uses all reasonable efforts to keep OEI informed in all material respects of the status and terms of any such negotiations or discussions (including without limitation the identity of the person or entity with whom such negotiations or discussions are being held) and provides OEI copies of such written proposals and any amendments or revisions thereto or correspondence related thereto; provided, that OEI agrees to execute a confidentiality agreement, in form reasonably acceptable to it, with respect to any such information delivered to OEI pursuant to this clause (D), which confidentiality agreement shall be subject to OEI's disclosure obligations arising under applicable law or securities exchange regulations. The term "Seagull Acquisition Proposal" as used herein means any offer or proposal for, or any indication of interest in, a merger or other business combination directly or indirectly involving Seagull or any Seagull Subsidiary or the acquisition of a substantial equity interest in, or a substantial portion of the assets of, any such party, other than the transactions contemplated by this Agreement.

          (b) From the date of this Agreement until the termination hereof, OEI and its Subsidiaries will not, and will cause their respective officers, directors, employees or other agents not to, directly or indirectly, (i) take any action to solicit, initiate or encourage any OEI Acquisition Proposal (as hereinafter defined) or (ii) engage in negotiations with, or disclose any nonpublic information relating to OEI or its Subsidiaries, respectively, or afford access to their respective properties, books or records to any person that may be considering making, or has made, an OEI Acquisition Proposal. Nothing contained in this Section 7.2(b) shall prohibit OEI and its Board of Directors from (i) taking and disclosing a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated by the SEC under the Exchange Act, or (ii) furnishing information, including without limitation nonpublic information to, or entering into negotiations with, any person or entity that has indicated its willingness to make an unsolicited bona fide proposal to acquire OEI pursuant to a merger, consolidation, share exchange, purchase of a substantial portion of the assets, business combination or other similar transaction, if, and only to the extent that, (A) such unsolicited bona fide proposal relating to an OEI Acquisition Proposal is made by a third party that the Board of Directors of OEI determines in good faith that the third party has the good faith intent to proceed with negotiations to consider, and financial capability to consummate, such OEI Acquisition Proposal, (B) the Board of Directors of OEI, after duly considering the written advice of outside legal counsel to OEI, determines in good faith that such action is required for the Board of Directors of OEI to comply with its fiduciary duties to stockholders imposed by applicable law, (C) contemporaneously with furnishing such information to, or entering into discussions or negotiations with, such person or entity OEI provides written notice to Seagull to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or entity and (D) OEI uses all reasonable efforts to keep Seagull informed in all material respects of the status and terms of any such negotiations or discussions (including without limitation the identity of the person or entity with

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

     whom such negotiations or discussions are being held) and provides Seagull copies of such written proposals and any amendments or revisions thereto or correspondence related thereto; provided, that Seagull agrees to execute a confidentiality agreement, in form reasonably acceptable to it, with respect to any such information delivered to Seagull pursuant to this clause (D), which confidentiality agreement shall be subject to Seagull's disclosure obligations arising under applicable law or securities exchange regulations. The term "OEI Acquisition Proposal" as used herein means any offer or proposal for, or any indication of interest in, a merger or other business combination directly or indirectly involving OEI or any OEI Subsidiary or the acquisition of a substantial equity interest in, or a substantial portion of the assets of, any such party, other than the transactions contemplated by this Agreement.

     Section 7.3  Directors' and Officers' Indemnification and Insurance.

          (a) For six years after the Effective Time, Seagull shall indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, an officer or director of OEI and its Subsidiaries or an employee of OEI or any of its Subsidiaries who acts as a fiduciary under any of the OEI Benefit Plans (each an "Indemnified Party") against all losses, claims, damages, liabilities, fees and expenses (including reasonable fees and disbursements of counsel and judgments, fines, losses, claims, liabilities and amounts paid in settlement (provided that any such settlement is effected with the prior written consent of Seagull, which will not be unreasonably withheld)) arising in whole or in part out of actions or omissions in their capacity as such occurring at or prior to the Effective Time to the full extent permitted under Texas law or Seagull's articles of incorporation and bylaws and OEI's written indemnification agreements in effect at the date hereof, including provisions therein relating to the advancement of expenses incurred in the defense of any action or suit; provided, that in the event any claim or claims are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims; and provided, further, that any determination required to be made with respect to whether an Indemnified Party's conduct complies with the standards set forth under Texas law, Seagull's articles of incorporation or bylaws or such agreements, as the case may be, shall be made by independent counsel mutually acceptable to Seagull and the Indemnified Party; and provided, further, that nothing herein shall impair any rights or obligations of any Indemnified Party. In the event that any claim or claims are brought against any Indemnified Party (whether arising before or after the Effective Time), such Indemnified Party may select counsel for the defense of such claim, which counsel shall be reasonably acceptable to OEI (if selected prior to the Effective Time) and Seagull (if selected after the Effective Time).

          (b) Seagull shall maintain OEI's existing officers' and directors' liability insurance policy ("D&O Insurance") for a period of not less than six years after the Effective Time, but only to the extent related to actions or omissions prior to the Effective Time; provided, that Seagull may substitute therefor policies of substantially similar coverage and amounts containing terms no less advantageous to such former directors or officers; provided further, that the aggregate amount of premiums to be paid with respect to the maintenance of such D&O Insurance for such six year period shall not exceed $2,500,000. Additionally, Seagull shall maintain the UMC D&O Policy as currently in effect until March 27, 2003.

     Section 7.4 Further Assurances. Each party hereto agrees to use all reasonable efforts to obtain all consents and approvals and to do all other things necessary for the consummation of the transactions contemplated by this Agreement. The parties agree to take such further action to deliver or cause to be delivered to each other at the Closing and at such other times thereafter as shall be reasonably agreed by such additional agreements or instruments as any of them may reasonably request for the purpose of carrying out this Agreement and agreements and transactions contemplated hereby and thereby. The parties shall afford each other access to all information, documents, records and personnel who may be necessary for any party to comply with laws or regulations (including without limitation the filing and payment of taxes and handling tax audits), to fulfill its obligations with respect to indemnification hereunder or to defend itself against suits or claims of others. Seagull and OEI shall duly preserve all files, records or any similar items of Seagull or OEI received or obtained as a result of the Merger with the same care and for the same period of time as it would preserve its own similar assets.

     Section 7.5  Expenses.

          (a) Except as provided in paragraph (c) and Section 7.17, all Expenses (as defined below) incurred by the parties hereto shall be borne solely and entirely by the party that has incurred such Expenses; provided, however, that if this Agreement is terminated for any reason, then the allocable share of Seagull and OEI for all Expenses (including any fees and expenses of accountants, experts, and consultants, but excluding the fees and expenses of legal counsel and investment bankers) related to preparing, printing, filing and mailing the Registration Statement, the Proxy Statement/Prospectus and all SEC and other regulatory filing fees incurred in connection with the Registration Statement, Proxy Statement/Prospectus and HSR, shall be allocated one-half each.

          (b) "Expenses" as used in this Agreement shall include all reasonable out-of-pocket expenses (including, without limitation, all reasonable fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Registration Statement, the Proxy Statement/Prospectus, the solicitation of stockholder approvals, requisite HSR filings and all other matters related to the consummation of the transactions contemplated hereby.

          (c) OEI agrees that, if (i) Seagull terminates this Agreement pursuant to Section 10.1(g) or (ii) OEI or Seagull terminates this Agreement pursuant to Section 10.1(h) or (iii) Seagull terminates this Agreement pursuant to Section 10.1(d) or Seagull terminates this Agreement pursuant to Section 10.1(b) at a time that an OEI Breach (as defined in Section 10.01(d)) exists and in each case described in clauses (i) and (iii) within nine months after the termination of this Agreement (A) a transaction is consummated, which transaction, if offered or proposed, would constitute an OEI Acquisition Proposal, (B) a definitive agreement (the execution and delivery of which has been authorized by the boards of directors, or comparable bodies, that would if consummated constitute an OEI Acquisition Proposal) for such a transaction is entered into or (C) (X) any person shall have acquired beneficial ownership or the right to acquire beneficial ownership of, or any "group" (as such term is defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated hereunder), shall have been formed that beneficially owns, or has the right to acquire beneficial ownership of, outstanding shares of capital stock of OEI then representing 50% or more of the combined power to vote generally for the election of directors and (Y) the Board of Directors of OEI has taken any action, including without limitation the redemption of the Rights under the OEI Rights Plan, or the amendment, termination or similar action with respect to the OEI Rights Plan for the benefit of such person, that facilitates the acquisition by such person or group of such beneficial ownership, then upon the first to occur of any such case OEI shall pay to Seagull a Termination Fee of $30 million, plus the reasonably documented Expenses of Seagull up to $2.5 million. In no event shall any such Termination Fee be payable in the event that the Seagull Board of Directors withdraws, modifies or changes its recommendation of this Agreement or the Merger or the stockholders of Seagull fail to give the Seagull Stockholders' Approval when the proposals contemplated thereby are properly submitted to a vote at the Seagull Special Meeting or any postponement or adjournment thereof.

          (d) Seagull agrees that, if (i) OEI terminates this Agreement pursuant to Section 10.1(i) or (ii) Seagull or OEI terminates this Agreement pursuant to Section 10.1(j) or (iii) OEI terminates this Agreement pursuant to Section 10.1(c) or OEI terminates this Agreement pursuant to Section 10.1(b) at a time that a Seagull Breach (as defined in Section 10.01(c)) exists and in each case described in clauses (i) and (iii) within nine months after the termination of this Agreement (A) a transaction is consummated, which transaction, if offered or proposed, would constitute a Seagull Acquisition Proposal, (B) a definitive agreement (the execution and delivery of which has been authorized by the boards of directors, or comparable bodies, that would if consummated constitute a Seagull Acquisition Proposal) for such a transaction is entered into or (C) (X) any person shall have acquired beneficial ownership or the right to acquire beneficial ownership of, or any "group" (as such term is defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated hereunder), shall have been formed that beneficially owns, or has the right to acquire beneficial ownership of, outstanding shares of capital stock of Seagull then representing 50% or more of the combined power to vote generally for the election of directors and (Y) the Board of Directors of Seagull has taken any action, including without limitation the redemption of the Rights under the Seagull Rights Plan, or the amendment, termination or similar action with respect to the Seagull Rights Plan for the benefit of such person, that facilitates the acquisition by such person or group of such beneficial ownership, then upon the first to occur of any such case Seagull shall pay to OEI a Termination Fee of $30 million, plus the reasonably documented Expenses of OEI up to $2.5 million. In no event shall any such Termination Fee be payable in the event that the OEI Board of Directors withdraws, modifies or changes its recommendation of this Agreement or the Merger or the stockholders of OEI fail to give the OEI Stockholders' Approval when the proposals contemplated thereby are properly submitted to a vote at the OEI Special Meeting or any postponement or adjournment thereof.

     Section 7.6 Cooperation. Subject to compliance with applicable law, from the date hereof until the Effective Time, each of the parties hereto shall confer on a regular and frequent basis with one or more representatives of the other parties to report operational matters of materiality and the general status of ongoing operations and shall promptly provide the other party or its counsel with copies of all filings made by such party with any Governmental Authority in connection with this Agreement and the transactions contemplated hereby.

     Section 7.7 Publicity. Neither OEI, Seagull nor any of their respective affiliates shall issue or cause the publication of any press release or other announcement with respect to the Merger, this Agreement or the other transactions contemplated hereby without the prior consultation of the other party, except as may be required by law or by any listing agreement with a national securities exchange and will use reasonable efforts to provide copies of such release or other announcement to the other party hereto, and give due consideration to such comments as such other party may have, prior to such release.

     Section 7.8 Additional Actions. Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, or to remove any injunctions or other impediments or delays, to consummate and make effective the Merger and the other transactions contemplated by this Agreement, subject, however, to the appropriate vote of stockholders of OEI and Seagull required so to vote.

     Section 7.9 Filings. Each party hereto shall make all filings required to be made by such party in connection herewith or desirable to achieve the purposes contemplated hereby, and shall cooperate as needed with respect to any such filing by any other party hereto.

     Section 7.10 Consents. Each of Seagull and OEI shall use all reasonable efforts to obtain all consents necessary or advisable in connection with its obligations hereunder.

     Section 7.11 Employee Matters; Benefit Plans. Seagull and OEI will evaluate their personnel needs and consider continuing the employment of certain employees of Seagull, OEI and its Subsidiaries on a case-by-case basis. Prior to the Effective Time, Seagull shall cause (a) each Seagull stock option plan and each Seagull severance agreement that contains a change of control provision and Seagull's Management Stability Plan to be amended to provide that the consummation of the transaction contemplated by this Agreement shall constitute a change of control for purposes thereunder and (b) each other Seagull Benefit Plan that is an employee pension benefit plan within the meaning of Section 3(2) of ERISA (other than Seagull's Executive Supplemental Retirement Plan) to be amended to provide that all participants shall have a 100% vested and nonforfeitable interest in their accrued benefits thereunder as of the Effective Time. Prior to the Effective Time, OEI shall cause (a) each OEI stock option plan and each OEI severance agreement that contains a change of control provision to be amended to provide that the consummation of the transaction contemplated by this Agreement shall constitute a change of control for purposes thereunder and (b) each other OEI Benefit Plan that is an employee pension benefit plan within the meaning of
Section 3(2) of ERISA (other than OEI's Executive Supplemental Retirement Plan) to be amended to provide that all participants shall have a 100% vested and nonforfeitable interest in their accrued benefits thereunder as of the Effective Time. After the Effective Time, Seagull will initially provide to any employees of Seagull, OEI and its Subsidiaries who are employed by Seagull as of the Effective Time (the "Retained Employees") the same base salary or wages provided to such employees prior to the Effective Time, subject to such changes in base salary or wages as shall be determined by Seagull after the Effective Time. Seagull shall take all actions necessary or appropriate to permit the Retained Employees to continue to participate from and after the Effective Time in the employee benefit plans or arrangements in which such Retained Employees were participating immediately prior to the Effective Time. Notwithstanding the foregoing, Seagull may permit any such employee benefit plan or arrangement to be terminated or discontinued on or after the Effective Time, provided that Seagull shall (a) take all actions necessary or appropriate to permit the Retained Employees participating in such employee benefit plan or arrangement to immediately thereafter participate in employee benefit plans or arrangements comparable to those maintained with respect to the remainder of the Retained Employees (other than Seagull's Alaska division) (the "Replacement Plans"), (b) with respect to a Replacement Plan that is a group health plan (i) credit such Retained Employees, for the year during which participation in the Replacement Plan begins, with any deductibles and copayments already incurred during such year under the terminated or discontinued group health plan and (ii) waive any preexisting condition limitations applicable to the Retained Employees (and their eligible dependents) under the Replacement Plan to the extent that a Retained Employee's (or dependent's) condition would not have operated as a preexisting condition under the terminated or discontinued group health plan, and (c)(1) cause each Replacement Plan that is an employee pension benefit plan (as such term is defined in Section 3(2) of ERISA) intended to be qualified under Section 401 of the Code to be amended to provide that the Retained Employees shall receive credit for participation and vesting purposes under such plan for their period of employment with Seagull, OEI, its Subsidiaries and their predecessors to the extent such predecessor employment was recognized by Seagull, OEI and its Subsidiaries and (2) credit the Retained Employees under each other Replacement Plan that is not described in the preceding clause for their period of employment with Seagull, OEI, its Subsidiaries and their predecessors to the extent such predecessor employment was recognized by Seagull, OEI or its Subsidiaries. At the Effective Time, Seagull shall assume the obligations of OEI under the OEI Benefit Plans. The terms of each such OEI Benefit Plan shall continue to apply in accordance with their terms. At the Effective Time, each outstanding award (including restricted stock, phantom stock, stock equivalents and stock units) ("OEI Award") under any employee incentive or benefit plans, programs or arrangements and non-employee director plans presently maintained by OEI which provide for grants of equity-based awards shall be amended or converted into a similar instrument of Seagull, in each case with such adjustments to the terms of such OEI Awards as are appropriate to preserve the value inherent in such OEI Awards with no detrimental effects on the holders thereof. The other terms of each OEI Award, and the plans or agreements under which they were issued, shall continued to apply in accordance with their terms.

     Section 7.12  Board, Committees and Executive Officers.

          (a) Seagull shall take such action as shall be required to cause the Board of Directors of Seagull immediately after the Effective Time to have 15 members that are divided into three classes, Class I, Class II and Class III, which classes shall have the respective terms set forth in Seagull's Bylaws. Prior to the mailing to stockholders of the Proxy Statement/Prospectus, (i) the Board of Directors of Seagull shall select from among the current members of the Board of Directors of Seagull seven
     (7) individuals (the "Seagull Director Nominees") for nomination as directors of Seagull, which nominees shall include James T. Hackett and Barry J. Galt, and (ii) the Board of Directors of OEI shall select from among the current members of the Board of Directors of OEI eight (8) individuals (the "OEI Director Nominees") for nomination as directors of Seagull, which nominees shall include John B. Brock, James C. Flores and James L. Dunlap. The OEI Director Nominees and the Seagull

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

     Director Nominees shall be nominated to stand for election as directors of Seagull at the Seagull Special Meeting by at least two-thirds of the Board of Directors of Seagull. If an individual so selected and nominated consents to serve as a director, Seagull shall use all reasonable efforts to cause such individual to be elected to its Board of Directors by the Seagull stockholders at the Seagull Special Meeting, effective as of the Effective Time, for a term expiring at Seagull's next annual meeting of stockholders following the Effective Time at which the term of the class to which such director belongs expires, subject to being renominated as a director at the discretion of Seagull's Board of Directors. Each class shall consist of an equal, or as near as equal as possible, number of directors (as provided in Seagull's articles of incorporation and the TBCA) and the specific designation of OEI Director Nominees and Seagull Director Nominees to a particular class shall be determined by OEI and Seagull prior to the mailing to stockholders of the Proxy Statement/ Prospectus; provided, however, that (i) James T. Hackett shall be designated by the Board of Directors of Seagull as a Class III Director and shall serve as President and Chief Executive Officer as of the Effective Time until the earlier of his resignation or removal or until his successor is duly elected and qualified in accordance with the bylaws of Seagull in effect subsequent to the Effective Time and (ii) James C. Flores shall be designated by the Board of Directors of OEI as a Class III Director and shall serve as Chairman of the Board as of the Effective Time until the earlier of his resignation or removal or until his successor is duly elected and qualified in accordance with the bylaws of Seagull in effect subsequent to the Effective Time. If at any time prior to the Effective Time, any OEI Director Nominee or Seagull Director Nominee shall be unable to serve as a director at the Effective Time, the respective Board of Directors that designated such individual as provided herein shall designate another individual to serve in such individual's place; provided that in the event James C. Flores is unable to serve as Chairman of the Board, James T. Hackett shall serve as Chairman of the Board as of the Effective Time until his successor is duly elected and qualified in accordance with the bylaws of Seagull in effect subsequent to the Effective Time; provided, further, in the event James T. Hackett is unable to serve as President and Chief Executive Officer, James C. Flores shall serve as President and Chief Executive Officer of the Company as of the Effective Time until his successor is duly elected and qualified in accordance with the bylaws of Seagull in effect subsequent to the Effective Time.

          (b) The composition of the committees of the Board of Directors of Seagull immediately subsequent to the Effective Time (including the respective chairmen thereof) shall be as designated prior to the Effective Time in the manner set forth below until the earlier of the resignation or removal of any individual so designated or until their respective successors are duly elected and qualified, as the case may be, it being agreed that if at any time prior to the Effective Time any director nominee designated as a member of a committee shall be unable to serve as a member of a committee (including as a chairman of any committee) at the Effective Time, the respective Board of Directors that designated such individual as provided herein shall designate another individual to serve in such individual's place. After the Effective Time, (i) a majority of the members of the Executive Committee of the Seagull Board of Directors shall be Seagull Director Nominees and the chairman of such committee shall be a Seagull Director Nominee, (ii) a majority of the members of the Audit Committee of the Seagull Board of Directors shall be Seagull Director Nominees and the chairman of such committee shall be a Seagull Director Nominee, (iii) a majority of the members of the Compensation Committee of the Seagull Board of Directors shall be OEI Director Nominees and the chairman of such committee shall be an OEI Director Nominee, and (iv) a majority of the members of the Nominating Committee of the Seagull Board of Directors shall be OEI Director Nominees and the chairman of such committee shall be an OEI Director Nominee.

          (c) Subsequent to the Effective Time, those individuals set forth on
     Exhibit 7.12(c) hereto shall be executive officers of Seagull having the titles and positions set forth opposite their respective names on such Exhibit until the earlier of the resignation or removal of any such individual or until their respective successors are duly elected and qualified, as the case may be. Prior to the Effective Time, Seagull and OEI may mutually agree to designate additional individuals to serve as executive officers of Seagull subsequent to the Effective Time. Subject to
     Section 7.12(a), if any executive officer set forth on Exhibit 7.12(c) or designated in accordance with this Section 7.12(c) ceases to be a full-time employee of either Seagull or OEI (or otherwise declines to serve in such designated capacity) at or before the Effective Time, Seagull and OEI will agree upon another person to serve in such person's stead or agree to leave such office vacant through the Effective Time.

     Section 7.13  Stockholders Meetings.

          (a) OEI shall, as promptly as reasonably practicable after the date hereof (i) take all steps reasonably necessary to call, give notice of, convene and hold a special meeting of its stockholders (the "OEI Special Meeting") for the purpose of securing the OEI Stockholders' Approval, (ii) distribute to its stockholders the Proxy Statement/Prospectus in accordance with applicable federal and state law and with its certificate of incorporation and bylaws, which Proxy Statement/ Prospectus shall contain the recommendation of the Board of Directors of OEI that its stockholders approve and adopt this Agreement and the transactions contemplated hereby,
     (iii) use all reasonable efforts to solicit from its stockholders proxies in favor of the approval and adoption of the this Agreement and the transactions contemplated hereby and to secure the OEI Stockholders' Approval, and (iv) cooperate and consult with Seagull with respect to each of the foregoing matters; provided, that nothing contained in this Section 7.13(a) shall prohibit the OEI Board of Directors from failing to make or from withdrawing or modifying its recommendation to the OEI stockholders hereunder if the Board of Directors of OEI, after consultation with and based upon the written advice of independent legal counsel, determines in good faith that such action is necessary for such Board of Directors to comply with its fiduciary duties to its stockholders under applicable law.

          (b) Seagull shall, as promptly as reasonably practicable after the date hereof (i) take all steps reasonably necessary to call, give notice of, convene and hold a special meeting of its stockholders (the "Seagull Special Meeting") for the purpose of securing the Seagull Stockholders' Approval, (ii) distribute to its stockholders the Proxy Statement/Prospectus in accordance with applicable federal and state law and its articles of incorporation and bylaws, which Proxy Statement/Prospectus shall contain the recommendation of the Seagull Board of Directors that its stockholders approve this Agreement and the election of directors described in Section 7.12 and (iii) use all reasonable efforts to solicit from its stockholders proxies in favor of approval of this Agreement and the election of directors described in Section 7.12 and to secure the Seagull Stockholders' Approval, and (iv) cooperate and consult with OEI with respect to each of the foregoing matters; provided, that nothing contained in this Section 7.13(b) shall prohibit the Seagull Board of Directors from failing to make or from withdrawing or modifying its recommendation to the Seagull stockholders hereunder if the Board of Directors of Seagull, after consultation with and based upon the written advice of independent legal counsel, determines in good faith that such action is necessary for such Board of Directors to comply with its fiduciary duties to its stockholders under applicable law.

          (c) The Seagull Special Meeting and the OEI Special Meeting shall be held on the same day unless otherwise agreed by Seagull and OEI.

     Section 7.14 Preparation of the Proxy Statement/Prospectus and Registration Statement.

          (a) Seagull and OEI shall promptly prepare and file with the SEC a preliminary version of the Proxy Statement/Prospectus and will use all reasonable efforts to respond to the comments of the SEC in connection therewith and to furnish all information required to prepare the definitive Proxy Statement/Prospectus. At any time from (and including) the initial filing with the SEC of the Proxy Statement/Prospectus, Seagull shall file with the SEC the Registration Statement containing the Proxy Statement/Prospectus so long as Seagull shall have provided to OEI a copy of the Registration Statement containing the Proxy Statement/Prospectus at least ten days prior to any filing thereof and any supplement or amendment at least two days prior to any filing thereof. Subject to the foregoing sentence, the date that the Registration Statement is filed with the SEC shall be determined jointly by Seagull and OEI. Each of Seagull and OEI shall use all reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing.

     Seagull shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process in any jurisdiction) required to be taken under any applicable state securities laws in connection with the issuance of Seagull Common Stock in the Merger and OEI shall furnish all information concerning OEI and the holders of shares of OEI capital stock as may be reasonably requested in connection with any such action. Promptly after the effectiveness of the Registration Statement, each of Seagull and OEI shall cause the Proxy Statement/Prospectus to be mailed to its respective stockholders, and if necessary, after the definitive Proxy Statement/Prospectus shall have been mailed, promptly circulate amended, supplemented or supplemental proxy materials and, if required in connection therewith, resolicit proxies. Seagull shall advise OEI and OEI shall advise Seagull, as applicable, promptly after it receives notice thereof, of the time when the Registration Statement shall become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Seagull Common Stock for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement/Prospectus or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information.

          (b) Following receipt by KPMG Peat Marwick LLP, Seagull's independent auditors, of an appropriate request from OEI pursuant to SAS No. 72, Seagull shall use all reasonable efforts to cause to be delivered to OEI a letter of KPMG Peat Marwick LLP, dated a date within two business days before the effective date of the Registration Statement, and addressed to OEI, in form and substance reasonably satisfactory to OEI and customary in scope and substance for "cold comfort" letters delivered by independent public accountants in connection with registration statements and proxy statements similar to the Proxy Statement/Prospectus.

          (c) Following receipt by Arthur Andersen LLP, OEI's independent auditors, of an appropriate request from Seagull pursuant to SAS No. 72, OEI shall use all reasonable efforts to cause to be delivered to Seagull a letter of Arthur Andersen LLP, dated a date within two business days before the effective date of the Registration Statement, and addressed to Seagull, in form and substance satisfactory to Seagull and customary in scope and substance for "cold comfort" letters delivered by independent public accountants in connection with registration statements and proxy statements similar to the Proxy Statement/Prospectus.

     Section 7.15 Stock Exchange Listing. Seagull shall use all reasonable efforts to cause the Seagull Common Stock to be issued in the Merger to be approved for listing on the New York Stock Exchange (the "NYSE") prior to the Effective Time, in each case, subject to official notice of issuance and shall use all reasonable efforts (with OEI's cooperation) to assume OEI's NYSE ticker symbol.

     Section 7.16 Notice of Certain Events. Each party to this Agreement shall promptly as reasonably practicable notify the other parties hereto of:

          (i) any notice or other communication from any Person alleging that the consent of such Person (or other Person) is or may be required in connection with the transactions contemplated by this Agreement;

          (ii) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;

          (iii) any actions, suits, claims, investigations or proceedings commenced or, to the best of its knowledge, threatened against, relating to or involving or otherwise affecting it or any of its Subsidiaries which, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Sections 4.10, 4.12, 5.10 or 5.12 or which relate to the consummation of the transactions contemplated by this Agreement;

          (iv) any notice of, or other communication relating to, a default or event that, with notice or lapse of time or both, would become a default, received by it or any of its Subsidiaries subsequent to the date of this Agreement, under any material agreement; and

          (v) any OEI Material Adverse Effect or Seagull Material Adverse Effect or the occurrence of any event which is reasonably likely to result in an OEI Material Adverse Effect or a Seagull Material Adverse Effect, as the case may be.

     Section 7.17 Site Inspections. Subject to compliance with applicable law (including applicable Environmental Laws), from the date hereof until the Effective Time, each of the parties hereto may undertake (at that party's sole cost and expense) an environmental assessment or assessments (an "Assessment") of any other party's operations, business and/or properties that are the subject of this Agreement. An Assessment may include, but not be limited to, a review of permits, files and records, as well as visual and physical inspections and testing. Before conducting an Assessment, the party intending to conduct such Assessment (the "Inspecting Party") shall confer with the party whose operations, business or property is the subject of such Assessment (the "Inspected Party") regarding the nature, scope and scheduling of such Assessment, and shall comply with such conditions as the Inspected Party may reasonably impose to avoid interference with the Inspected Party's operations or business. The Inspected Party shall cooperate in good faith with the Inspecting Party's effort to conduct an Assessment.

     Section 7.18  Affiliate Agreements; Tax Treatment.

          (a) OEI shall identify in a letter to Seagull all persons who are, on the date hereof, "affiliates" of OEI, as such term is used in Rule 145 under the Securities Act. OEI shall use all reasonable efforts to cause its respective affiliates to deliver to Seagull not later than 10 days prior to the date of the OEI Special Meeting, a written agreement substantially in the form attached hereto as Exhibit 7.18, and shall use all reasonable efforts to cause persons who become "affiliates" after such date but prior to the Closing Date to execute and deliver agreements at least 5 days prior to the Closing Date.

          (b) Each party hereto shall use all reasonable efforts to cause the Merger to qualify, and shall not take, and shall use all reasonable efforts to prevent any subsidiary of such party from taking, any actions which could prevent the Merger from qualifying, as a reorganization under the provisions of Section 368(a) of the Code.

     Section 7.19 Stockholder Litigation. Each of Seagull and OEI shall give the other the reasonable opportunity to participate in the defense of any litigation against Seagull or OEI, as applicable, and its directors relating to the transactions contemplated by this Agreement.

     Section 7.20 Indenture Matters. Seagull and OEI shall, and shall cause their respective Subsidiaries to, take all actions that are necessary or appropriate (as mutually agreed by Seagull and OEI) in order for Seagull, OEI and certain of their Subsidiaries, as applicable, to assume, guarantee or modify as appropriate the agreements governing the outstanding publicly held debt securities of OEI, Seagull and APC referred to in the OEI SEC Reports and the Seagull SEC Reports in order to avoid defaults thereunder.

     Section 7.21 Credit Facility. Seagull and OEI shall use all reasonable efforts, and shall cooperate, to obtain as promptly as practicable commitments from financing sources to refinance the existing bank credit facilities of OEI, Seagull and their respective Subsidiaries (excluding, in the case of OEI, Havre Pipeline Company L.L.C.).

     Section 7.22 Seagull Rights Plan. On or prior to the termination date of the Seagull Rights Plan, Seagull shall take all actions as shall be necessary to extend the term of the Seagull Rights Plan for a period of ten years or to adopt a new stockholders' right plan with such terms and conditions as are reasonably acceptable to OEI.

     Section 7.23 Registration Rights Agreements. The Registration Rights Agreement dated as of August 11, 1996, as amended, among OEI, James C. Flores and the Flores Family Limited Partnership and the Registration Rights Agreement dated as of August 11, 1996, as amended, among OEI, William W. Rucks, IV and the Rucks Family Limited Partnership, shall be assumed by Seagull as of the

Effective Time and shall apply to the Seagull Common Stock to be substituted for the OEI Common Stock to which such agreements apply.

     Section 7.24 Employment Agreements and Severance Agreements. Seagull shall assume the obligations under the employment agreements and severance agreements to which OEI is a party or is otherwise subject, to the extent such agreements are listed on Section 4.11 of the OEI Disclosure Schedule.

                                  ARTICLE VIII

                    CONDITIONS TO CONSUMMATION OF THE MERGER

     Section 8.1 Conditions to the Obligation of Each Party. The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

          (a) The OEI Stockholders' Approval and the Seagull Stockholders' Approval shall have been obtained.

          (b) No action, suit or proceeding instituted by any Governmental Authority shall be pending and no statute, rule or regulation and no injunction, order, decree or judgment of any court or Governmental Authority of competent jurisdiction shall be in effect, in each case which would prohibit, restrain, enjoin or restrict the consummation of the Merger.

          (c) The Registration Statement shall have become effective in accordance with the provisions of the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceeding for such purpose shall be pending before or threatened by the SEC.

          (d) Each of OEI and Seagull shall have obtained such permits, authorizations, consents, or approvals required to consummate the transactions contemplated hereby.

          (e) The shares of Seagull Common Stock to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

          (f) Any consent or approval required with respect to the transactions contemplated by this Agreement from the APUC shall have been obtained on terms reasonably satisfactory to Seagull and OEI.

          (g) Any applicable waiting period under the HSR Act shall have expired or been terminated.

     Section 8.2 Conditions to the Obligations of Seagull. The obligation of Seagull to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

          (a) OEI shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Effective Time and the representations and warranties of OEI contained in this Agreement, to the extent qualified with respect to materiality shall be true and correct in all respects, and to the extent not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and at and as of the Effective Time as if made at and as of such time, except as expressly contemplated by the OEI Disclosure Letter or this Agreement and except that the accuracy of representations and warranties that by their terms speak as of the date of this Agreement or some other date will be determined as of such date, and Seagull shall have received a certificate of the Chief Executive Officer and Chief Financial Officer of OEI as to the satisfaction of this condition.

          (b) All proceedings to be taken by OEI in connection with the transactions contemplated by this Agreement and all documents, instruments and certificates to be delivered by OEI in connection with the transactions contemplated by this Agreement shall be reasonably satisfactory in form and substance to Seagull and its counsel.

          (c) From the date of this Agreement through the Effective Time, there shall not have occurred any change in the financial condition, business, operations or prospects of OEI and its Subsidiaries, taken as a whole, that would constitute an OEI Material Adverse Effect, other than any such change that affects both Seagull and OEI in a substantially similar manner.

          (d) Seagull shall have received an opinion from Vinson & Elkins L.L.P. prior to the effectiveness of the Registration Statement to the effect that
     (i) the Merger will constitute a reorganization under section 368(a) of the Code, (ii) Seagull and OEI will each be a party to that reorganization, and
     (iii) no gain or loss will be recognized by Seagull or OEI by reason of the Merger.

     Section 8.3 Conditions to the Obligations of OEI. The obligation of OEI to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

          (a) Seagull shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Effective Time and the representations and warranties of Seagull contained in this Agreement, to the extent qualified with respect to materiality shall be true and correct in all respects, and to the extent not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and at and as of the Effective Time as if made at and as of such time, except as expressly contemplated by the Seagull Disclosure Letter or this Agreement and except that the accuracy of representations and warranties that by their terms speak as of the date of this Agreement or some other date will be determined as of such date, and OEI shall have received a certificate of the Chief Executive Officer and Chief Financial Officer of Seagull as to the satisfaction of this condition.

          (b) All proceedings to be taken by Seagull in connection with the transactions contemplated by this Agreement and all documents, instruments and certificates to be delivered by Seagull in connection with the transactions contemplated by this Agreement shall be reasonably satisfactory in form and substance to OEI and its counsel.

          (c) From the date of this Agreement through the Effective Time, there shall not have occurred any change in the financial condition, business, operations or prospects of Seagull and its Subsidiaries, taken as a whole, that would constitute a Seagull Material Adverse Effect, other than any such change that affects both Seagull and OEI in a substantially similar manner.

          (d) OEI shall have received an opinion from Akin, Gump, Strauss, Hauer & Feld, L.L.P. prior to the effectiveness of the Registration Statement to the effect that (i) the Merger will constitute a reorganization under section 368(a) of the Code, (ii) OEI and Seagull will each be a party to that reorganization, and (iii) no gain or loss will be recognized by the stockholders of OEI upon the receipt of shares of Seagull Common Stock in exchange for shares of OEI Common Stock pursuant to the Merger except with respect to any cash received in lieu of fractional share interests.

          (e) The members of the Board of Directors of Seagull immediately prior to the Effective Time who are not elected to the Board of Directors of Seagull at the Seagull Special Meeting shall have resigned or been removed from the Board of Directors of Seagull effective as of the Effective Time.

                                   ARTICLE IX

                                    SURVIVAL

     Section 9.1 Survival of Representations and Warranties. The representations and warranties of the parties contained in this Agreement shall not survive the Effective Time.

     Section 9.2 Survival of Covenants and Agreements. The covenants and agreements of the parties to be performed after the Effective Time contained in this Agreement shall survive the Effective Time.

                                   ARTICLE X

                       TERMINATION, AMENDMENT AND WAIVER

     Section 10.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the stockholders of OEI or Seagull:

          (a) by the mutual written consent of Seagull and OEI;

          (b) by either Seagull or OEI if the Effective Time shall not have occurred on or before April 14, 1999 (the "Termination Date"); provided that either party may extend the Termination Date until no later than August 30, 1999 if (i) all the conditions to consummation of the Merger set forth in Article VIII hereof have either been satisfied or are then capable of being satisfied by such date, other than the condition set forth in
     Section 8.1(f), and (ii) such party believes that there is a reasonable probability that such condition will be satisfied by or before such extended Termination Date; and provided, further, that the party seeking to terminate this Agreement pursuant to this Section 10.1(b) shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the failure to consummate the Merger on or before the Termination Date;

          (c) by OEI if there has been a material breach by Seagull of any representation, warranty, covenant or agreement set forth in this Agreement which breach (if susceptible to cure) has not been cured in all material respects within twenty business days following receipt by Seagull of notice of such breach (an "Seagull Breach");

          (d) by Seagull, if there has been a material breach by OEI of any representation, warranty, covenant or agreement set forth in this Agreement which breach (if susceptible to cure) has not been cured in all material respects within twenty business days following receipt by OEI of notice of such breach (an "OEI Breach");

          (e) by either OEI or Seagull, if there shall be any applicable law, rule or regulation that makes consummation of the Merger illegal or if any judgment, injunction, order or decree of a court or other Governmental Authority of competent jurisdiction shall restrain or prohibit the consummation of the Merger, and such judgment, injunction, order or decree shall become final and nonappealable;

          (f) by either OEI or Seagull, if the stockholder approvals referred to in Section 7.13 shall not have been obtained by reason of the failure to obtain the requisite vote upon a vote at a duly held meeting of stockholders or at any adjournment or postponement thereof;

          (g) by Seagull, if (i) the Board of Directors of OEI withdraws, modifies or changes its recommendation of this Agreement or the Merger in a manner adverse to Seagull or shall have resolved to do any of the foregoing or the Board of Directors of OEI shall have recommended to the stockholders of OEI any OEI Acquisition Proposal or resolved to do so; or (ii) a tender offer or exchange offer for outstanding shares of capital stock of OEI then representing 50% or more of the combined power to vote generally for the election of directors is commenced, and the Board of Directors of OEI does not, within the applicable period required by law, recommend that stockholders not tender their shares into such tender or exchange offer;

          (h) by OEI or Seagull, if OEI accepts an OEI Superior Proposal and makes payment as required pursuant to Section 7.5 of this Agreement and of the Expenses for which OEI is responsible under Section 7.5 of this Agreement. For purposes of this Agreement, "OEI Superior Proposal" means an unsolicited bona fide proposal made by a third party relating to an OEI Acquisition Proposal on terms that the Board of Directors of OEI determines it cannot reject in favor of the Merger, based on applicable fiduciary duties and the advice of OEI's outside counsel; provided, however, that OEI shall not be permitted to terminate this Agreement pursuant to this Section 10.1(h) unless it has used all reasonable efforts to provide Seagull with two business days prior written notice of its intent to so terminate this Agreement together with a detailed summary of the terms and conditions of such OEI Acquisition Proposal; provided further, that prior to any such termination, OEI shall, and shall cause its respective financial and legal advisors to, negotiate in good faith with Seagull to make such adjustments in the terms and conditions of this Agreement as would enable OEI to proceed with the transactions contemplated herein, and it is acknowledged by Seagull that such negotiations with Seagull shall be conducted in a manner consistent with the fiduciary duties of the OEI Board of Directors;

          (i) by OEI, if (i) the Board of Directors of Seagull withdraws, modifies or changes its recommendation of this Agreement or the Merger in a manner adverse to OEI or shall have resolved to do any of the foregoing or the Board of Directors of Seagull shall have recommended to the stockholders of Seagull any Seagull Acquisition Proposal or resolved to do so; or (ii) a tender offer or exchange offer for outstanding shares of capital stock of Seagull then representing 50% or more of the combined power to vote generally for the election of directors is commenced, and the Board of Directors of Seagull does not, within the applicable period required by law, recommend that stockholders not tender their shares into such tender or exchange offer;

          (j) by Seagull or OEI, if Seagull accepts a Seagull Superior Proposal and makes payment as required pursuant to Section 7.5 of this Agreement and of the Expenses for which Seagull is responsible under Section 7.5 of this Agreement. For purposes of this Agreement, "Seagull Superior Proposal" means an unsolicited bona fide proposal made by a third party relating to a Seagull Acquisition Proposal on terms that the Board of Directors of Seagull determines it cannot reject in favor of the Merger, based on applicable fiduciary duties and the advice of Seagull's outside counsel; provided, however, that Seagull shall not be permitted to terminate this Agreement pursuant to this Section 10.1(j) unless it has used all reasonable efforts to provide OEI with two business days prior written notice of its intent to so terminate this Agreement together with a detailed summary of the terms and conditions of such Seagull Acquisition Proposal; provided further, that prior to any such termination, Seagull shall, and shall cause its respective financial and legal advisors to, negotiate in good faith with OEI to make such adjustments in the terms and conditions of this Agreement as would enable Seagull to proceed with the transactions contemplated herein, and it is acknowledged by OEI that such negotiations with OEI shall be conducted in a manner consistent with the fiduciary duties of the Seagull Board of Directors.

     Section 10.2 Effect of Termination. In the event of termination of the Agreement and the abandonment of the Merger pursuant to this Article X, all obligations of the parties shall terminate, except the obligations of the parties pursuant to this Section 10.2 and except for the provisions of Sections 7.5, 7.7, 11.8 and the last two sentences of Section 7.1, provided that nothing herein shall relieve any party from liability for any breaches hereof.

                                   ARTICLE XI

                                 MISCELLANEOUS

     Section 11.1 Notices. All notices or communications hereunder shall be in writing (including facsimile or similar writing) addressed as follows:

          To Seagull:

           Seagull Energy Corporation
           1001 Fannin, Suite 1700
           Houston, Texas 77002
           Attention: James T. Hackett
           Facsimile No.: (713) 951-4790

           With a copy to:

           Vinson & Elkins L.L.P.
           2300 First City Tower
           1001 Fannin
           Houston, Texas 77002-6760
           Attention: J. Mark Metts
           Facsimile No.: (713) 615-5605

          To OEI:

           Ocean Energy, Inc.
           1201 Louisiana, Suite 1400
           Houston, Texas 77002
           Attention: Robert K. Reeves
           Facsimile No.: (713) 420-1182
           With a copy to:

           Akin, Gump, Strauss, Hauer & Feld, L.L.P.
           1700 Pacific Avenue, Suite 4100
           Dallas, Texas 75201-4675
           Attention: Michael E. Dillard, P.C.
           Facsimile No.: (214) 969-4343

Any such notice or communication shall be deemed given (i) when made, if made by hand delivery, and upon confirmation of receipt, if made by facsimile, (ii) one business day after being deposited with a next-day courier, postage prepaid, or
(iii) three business days after being sent certified or registered mail, return receipt requested, postage prepaid, in each case addressed as above (or to such other address as such party may designate in writing from time to time).

     Section 11.2 Separability. If any provision of this Agreement shall be declared to be invalid or unenforceable, in whole or in part, such invalidity or unenforceability shall not affect the remaining provisions hereof which shall remain in full force and effect.

     Section 11.3 Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, legal representatives, successors, and assigns; provided, however, that neither this Agreement nor any rights hereunder shall be assignable or otherwise subject to hypothecation and any assignment in violation hereof shall be null and void.

     Section 11.4 Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     Section 11.5 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same Agreement, and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to each party.

     Section 11.6 Entire Agreement. This Agreement and the Confidentiality Agreement represent the entire Agreement of the parties with respect to the subject matter hereof and shall supersede any and all previous contracts, arrangements or understandings between the parties hereto with respect to the subject matter hereof.

     Section 11.7 Governing Law. This Agreement shall be construed, interpreted, and governed in accordance with the laws of Texas, without reference to rules relating to conflicts of law.

     Section 11.8 Attorneys' Fees. If any action at law or equity, including an action for declaratory relief, is brought to enforce or interpret any provision of this Agreement, the prevailing party shall be entitled to recover reasonable attorneys' fees and expenses from the other party, which fees and expenses shall be in addition to any other relief which may be awarded.

     Section 11.9 No Third Party Beneficiaries. Except as provided in Section 7.3, no person or entity other than the parties hereto is an intended beneficiary of this Agreement or any portion hereof.

     Section 11.10 Disclosure Schedules. The disclosures made on any disclosure schedule, including the OEI Disclosure Schedule and the Seagull Disclosure Schedule, with respect to any representation or warranty shall be deemed to be made with respect to any other representation or warranty requiring the same or similar disclosure to the extent that the relevance of such disclosure to other representations and warranties is evident from the face of the disclosure schedule. The inclusion of any matter on any disclosure schedule will not be deemed an admission by any party that such listed matter is material or that such listed matter has or would have an OEI Material Adverse Effect or a Seagull Material Adverse Effect, as applicable.

     Section 11.11 Amendments and Supplements. At any time before or after approval of the matters presented in connection with the Merger by the respective stockholders of Seagull and OEI and prior to the Effective Time, this Agreement may be amended or supplemented in writing by Seagull and OEI with respect to any of the terms contained in this Agreement, except as otherwise provided by law; provided, however, that following approval of this Agreement by the stockholders of Seagull there shall be no amendment or change to the provisions hereof with respect to the Common Stock Exchange Ratio that is adverse to the stockholders of Seagull without further approval by the stockholders of Seagull, and following approval and adoption of this Agreement by the stockholders of OEI there shall be no amendment or change to the provisions hereof with respect to the Common Stock Exchange Ratio that is adverse to the stockholders of OEI without further approval by the stockholders of OEI.

     Section 11.12 Extensions, Waivers, Etc. At any time prior to the Effective Time, either party may:

          (a) extend the time for the performance of any of the obligations or acts of the other party;

          (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto; or

          (c) subject to the proviso of Section 11.11 waive compliance with any of the agreements or conditions of the other party contained herein.

     Notwithstanding the foregoing, no failure or delay by Seagull or OEI in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

     IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

                                            SEAGULL ENERGY CORPORATION

                                            By:    /s/ JAMES T. HACKETT
                                              ----------------------------------
                                                       James T. Hackett
                                                President and Chief Executive
                                                            Officer

                                            OCEAN ENERGY, INC.

                                            By:     /s/ JAMES C. FLORES
                                              ----------------------------------
                                                       James C. Flores
                                                President and Chief Executive
                                                            Officer

                                                                         ANNEX B

                                LEHMAN BROTHERS

                                                      November 24, 1998

Board of Directors
Ocean Energy, Inc.
1201 Louisiana, Suite 1400
Houston, Texas 77002

Members of the Board:

     We understand that Ocean Energy, Inc. ("Ocean") and Seagull Energy Corporation ("Seagull") are considering entering into a transaction pursuant to which, among other things, (i) Ocean will merge with and into Seagull, with Seagull being the surviving corporation (the "Merger"); (ii) upon effectiveness of the Merger, each share of common stock of Ocean outstanding prior to the Merger will be converted into the right to receive one share of the common stock of Seagull (the "Exchange Ratio"); and (iii) upon effectiveness of the Merger Seagull will be renamed Ocean Energy, Inc. (the combined businesses of Ocean and Seagull following the Merger being referred to herein as "New Ocean"). The terms and conditions of the Merger are set forth in more detail in the Agreement and Plan of Merger dated November 24, 1998 by and among Ocean and Seagull (the "Agreement").

     We have been requested by the Board of Directors of Ocean to render our opinion with respect to the fairness, from a financial point of view, to the stockholders of Ocean of the Exchange Ratio to be offered to such stockholders in the Merger. We have not been requested to opine as to, and our opinion does not in any manner address, Ocean's underlying business decision to proceed with or effect the Merger.

     In arriving at our opinion, we reviewed and analyzed: (1) the Agreement and the specific terms of the Merger, including provisions therein relating to corporate governance and management of New Ocean following the Merger; (2) such publicly available information concerning Ocean and Seagull that we believe to be relevant to our analysis, including, without limitation, each of the periodic reports and proxy statements filed by Ocean and Seagull since January 1, 1998 (including the audited and unaudited financial statements included in such reports and statements); (3) financial and operating information with respect to the respective businesses, operations and prospects of Ocean and Seagull furnished to us by Ocean and Seagull, respectively, including financial projections based on the respective business plans of Ocean and Seagull and, in particular, (A) certain estimates of proved and non-proved reserves, (B) projected annual production of such reserves in certain domestic and international areas and (C) amounts and timing of the cost savings and operating synergies expected to result from a combination of the businesses of Ocean and Seagull; (4) a trading history of the common stock of Ocean from March 31, 1998 to the present and a comparison of that trading history with those of other companies that we deemed relevant, including Seagull; (5) a trading history of the common stock of Seagull from March 31, 1998 to the present and a comparison of that trading history with those of other companies that we deemed relevant, including Ocean; (6) a comparison of the historical financial results and present financial condition of Ocean with those of other companies that we deemed relevant; (7) a comparison of the historical financial results and present financial condition of Seagull with those of other companies that we deemed relevant; (8) the potential pro forma impact of the Merger on Ocean (including the cost savings and operating synergies expected by the managements of Ocean and Seagull to result from a combination of the businesses of Ocean and Seagull); (9) a comparison of the financial terms of the

                                       B-1
Merger with the financial terms of certain other transactions that we deemed relevant; and (10) the relative contributions on a pro forma basis of Ocean and Seagull to the financial condition and results of operations of New Ocean. In addition, we have (i) had discussions with the senior managements of Ocean and Seagull concerning their respective businesses, operations, financial conditions, assets, reserves, production profiles, exploration programs and prospects and the cost savings, operating synergies and strategic benefits expected by the managements of Ocean and Seagull to result from a combination of the businesses of Ocean and Seagull and (ii) undertaken such other studies, analyses and investigations as we deemed appropriate.

     In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of managements of Ocean and Seagull that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections for Ocean, Seagull and New Ocean (including the cost savings and operating synergies expected to result from a combination of the businesses of Ocean and Seagull), upon advice of Ocean and Seagull, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the managements of Ocean and Seagull, as the case may be, as to the future financial performance of Ocean, Seagull and New Ocean, and that each of Ocean and Seagull on a stand alone basis would perform, and New Ocean will perform, substantially in accordance with such projections. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of Ocean or Seagull and have not made or obtained from third parties any evaluations or appraisals of the assets or liabilities of Ocean or Seagull. Upon advice of the Company and its legal and accounting advisors, we have assumed that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and therefore as a tax-free transaction to the stockholders of Ocean. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

     In addition, we express no opinion as to the price at which shares of common stock of New Ocean actually will trade following consummation of the Merger. Accordingly, this opinion should not be viewed as providing any assurances that the market value of the shares of Seagull common stock to be received by a stockholder of Ocean in connection with the Merger will be in excess of the market value of the shares of common stock of Ocean owned by such stockholders at any time prior to announcement or consummation of the Merger.

     Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Exchange Ratio to be offered to the stockholders of Ocean in the Merger is fair to such stockholders.

     We have acted as financial advisor to Ocean in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon the consummation of the Merger. In addition, Ocean has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. We also have performed various investment banking services for Ocean and Seagull in the past and have received customary compensation for such services. In the ordinary course of our business, we actively trade in the debt and equity securities of Ocean and Seagull for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     This opinion is for the use and benefit of the Board of Directors of Ocean and is rendered to the Board of Directors in connection with its consideration of the Merger. This opinion is not intended to be and does not constitute a recommendation to any stockholder of Ocean as to how such stockholder should vote with respect to the Merger.

                                            Very truly yours,

                                            LEHMAN BROTHERS

                                                                       JP MORGAN

                                                                         ANNEX C

November 24, 1998

The Board of Directors
Ocean Energy, Inc.
1201 Louisiana Street
Suite 1400
Houston, Texas 77002

Attention: Mr. James C. Flores
           President and Chief Executive Officer

Ladies and Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the stockholders of Ocean Energy, Inc. (the "Company") of the consideration proposed to be received by them in connection with the proposed merger (the "Merger") of the Company with Seagull Energy Corporation ("Seagull"). Pursuant to the Agreement and Plan of Merger, dated as of November 24, 1998 (the "Agreement"), between the Company and Seagull, the Company will merge with and into Seagull, and each share of the common stock, par value $.01 per share (the "Company Common Stock"), of the Company issued and outstanding immediately prior to the effective time of the Merger shall be converted into one share of common stock, par value $0.10 per share (the "Seagull Common Stock"), of Seagull, subject to adjustment as set forth in the Agreement.

In arriving at our opinion, we have reviewed (i) the Agreement; (ii) certain publicly available information concerning the business of the Company and Seagull and of certain other companies engaged in businesses comparable to those of the Company and Seagull, and the reported market prices for certain other companies' securities deemed comparable; (iii) publicly available terms of certain transactions involving companies comparable to the Company and Seagull and the consideration received for such companies; (iv) current and historical market prices of the common stock of the Company and Seagull; (v) the audited financial statements of the Company and Seagull for the fiscal year ended December 31, 1997, and the unaudited financial statements of the Company and Seagull for the period ended September 30, 1998; (vi) certain agreements with respect to outstanding indebtedness or obligations of the Company and Seagull;
(vii) certain internal financial analyses and forecasts prepared by the Company and Seagull and their respective managements, including (a) certain estimates of proved and non-proved oil and natural gas reserves, (b) projected annual production volumes of such reserves in certain domestic and international areas, and (c) the amount and timing of cost savings expected to result from the Merger; and (viii) the terms of other business combinations that we deemed relevant.

In addition, we have held discussions with certain members of the management of the Company and Seagull with respect to certain aspects of the Merger, the past and current business operations of the Company and Seagull, the financial condition and future prospects and operations of the Company and Seagull, the effects of the Merger on the financial condition and future prospects of the Company and Seagull, and certain other matters we believed necessary or appropriate to our inquiry. We have reviewed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In giving our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by the Company and Seagull or otherwise reviewed by us, and we have not assumed any responsibility or liability therefor.

                                                                       JP MORGAN

We have not conducted any valuation or appraisal of any assets or liabilities, nor have any such valuations or appraisals been provided to us. In relying on financial analyses and forecasts provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company and Seagull to which such analyses or forecasts relate. We have also assumed that the Merger will have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company, and that the other transactions contemplated by the Agreement will be consummated as described in the Agreement. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. We are expressing no opinion herein as to the price at which the Company Common Stock or the Seagull Common Stock will trade at any future time.

We have acted as financial advisor to the Company with respect to the proposed Merger and will receive a fee from the Company for our services. We will also receive an additional fee if the proposed Merger is consummated. In the past we have performed various investment and commercial banking services for the Company and Seagull, and have received customary compensation for such services. In the ordinary course of their businesses, our affiliates may actively trade the debt and equity securities of the Company or Seagull for their own account or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the consideration to be received by the Company's stockholders in the proposed Merger is fair, from a financial point of view, to such stockholders.

This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Merger. This opinion does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Merger.

Very truly yours,

J.P. MORGAN SECURITIES INC.

By: /s/ MICHAEL C. McCALL

    ----------------------------------
    Name: Michael C. McCall
    Title: Managing Director

(LOGO)

                                                                         ANNEX D

                               November 24, 1998

Board of Directors
Seagull Energy Corporation
1001 Fannin, Suite 1700
Houston, Texas 77002

Gentlemen:

     You have informed us that Seagull Energy Corporation (the "Company") and Ocean Energy, Inc. ("Ocean") propose to enter into an agreement and plan of merger dated as of November 24, 1998 (the "Agreement") pursuant to which Ocean will merge with and into the Company in a transaction (the "Merger") in which each issued and outstanding share of Ocean's common stock, par value $0.01 per share, including the associated preferred stock purchase rights (the "Ocean Common Stock"), will be converted into 1.0 shares (the "Exchange Ratio") of the common stock of the Company, including the associated preferred share purchase rights (the "Company Common Stock"), and each issued and outstanding share of Ocean's Series A Convertible Preferred Stock, par value $0.01 per share (the "Ocean Preferred Stock"), will be converted into one share of preferred stock, par value $1.00 per share, of the Company having substantially equivalent rights, preferences and limitations as the Ocean Preferred Stock but convertible into Company Common Stock instead of Ocean Common Stock in the manner contemplated by the terms of the Ocean Preferred Stock. The Company is to be the surviving corporation in the Merger.

     You have asked us whether, in our opinion, the Exchange Ratio is fair from a financial point of view to the holders of the Company Common Stock.

     In arriving at the opinion set forth below, we have, among other things:

     (1) Reviewed Ocean's Annual Reports, Forms 10-K and related financial information for the three fiscal years ended December 31, 1997, Ocean's Form 8-K dated April 30, 1998 and the audited financial information for the five fiscal years ended December 31, 1997 contained therein, Ocean's Joint Proxy Statement/Prospectus dated February 27, 1998 and Ocean's Forms 10-Q and the related unaudited financial information for the quarterly periods ending March 31, 1998, June 30, 1998 and September 30, 1998;

     (2) Reviewed the Company's Annual Reports, Forms 10-K and related financial information for the three fiscal years ended December 31, 1997, and the Company's Forms 10-Q and the related unaudited financial information for the quarterly periods ending March 31, 1998, June 30, 1998 and September 30, 1998;

     (3) Reviewed certain historical reserve reports as of December 31, 1997 prepared by the Company's independent petroleum engineers (the "Company's Petroleum Engineers") and certain updated reserve reports as of December 31, 1998 prepared by the Company (the "Company Reserve Reports");

     (4) Reviewed certain reserve reports as of December 31, 1997 prepared by Ocean's independent petroleum engineers ("Ocean's Petroleum Engineers" and together with the Company's Petroleum Engineers, the "Petroleum Engineers") and certain updated reserve reports as of October 1, 1998 and certain other projected reserve information prepared by the Company (the "Ocean Reserve Reports") and together with the Company Reserve Reports, the "Reserve Reports");

Board of Directors
Seagull Energy Corporation
November 24, 1998
Page 2

     (5) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of Ocean and the Company, furnished to us by Ocean and the Company, respectively, and considered certain additional financial forecasts relating to Ocean prepared by us with the cooperation of management of the Company;

     (6) Conducted discussions with members of senior management of Ocean and the Company concerning their respective businesses and prospects before and after giving effect to the Merger;

     (7) Reviewed the historical market prices and valuation multiples for the Ocean Common Stock and the Company Common Stock and compared them with those of certain publicly traded companies that we deemed to be relevant;

     (8) Reviewed the results of operations of Ocean and the Company and compared them with those of certain publicly traded companies that we deemed to be relevant;

     (9) Compared the proposed financial terms of the Merger with the financial terms of certain other transactions that we deemed to be relevant;

     (10) Reviewed the potential pro forma impact of the Merger;

     (11) Reviewed a draft of the Agreement dated November 24, 1998; and

     (12) Reviewed such other financial studies and analyses and taken into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

     In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us or publicly available or discussed with or reviewed by or for us, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of Ocean or the Company or been furnished with any such evaluation or appraisal other than the Reserve Reports. In addition, we have not conducted any physical inspection of the properties or facilities of Ocean or the Company. With respect to the financial forecast information furnished to or discussed with us by Ocean or the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the management of Ocean or the Company as to the expected future financial performance of Ocean or the Company, as the case may be. In addition, we have assumed that the Reserve Reports have been reasonably prepared and reflect the best currently available estimates and judgments of Ocean and the Company and their respective Petroleum Engineers as to their respective reserves, their future hydrocarbon production volume and associated costs. We have further assumed that the Merger will be accounted for as a purchase under generally accepted accounting principles and that the Merger will qualify as a tax-free reorganization for U.S. federal income tax purposes. Further, we have assumed that the Company will adopt full-cost accounting principles with respect to its oil and gas operations and that any write-downs associated therewith have been reasonably prepared and reflect the best currently available estimates and judgment of the management of the Company. We have also assumed that the final form of the Agreement will be substantially in the form of the last draft reviewed by us.

     Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on the date hereof.

Board of Directors
Seagull Energy Corporation
November 24, 1998
Page 2

     We are acting as financial advisor to the Company in connection with the Merger and will receive a fee from the Company for our services, a significant portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We have, in the past, provided financial advisory and financing services to Ocean and/or its affiliates and to the Company and/or its affiliates and have received fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade the Company Common Stock and other securities of the Company, as well as the Ocean Common Stock and other securities of Ocean, for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     This opinion is for the use and benefit of the Board of Directors of the Company. Our opinion does not address the merits of the underlying decision by the Company to engage in the Merger, and does not constitute a recommendation to any stockholder as to how such stockholder should vote on the proposed Merger.

     We are not expressing any opinion herein as to the prices at which the Company Common Stock will trade following the consummation of the Merger.

     On the basis of, and subject to the foregoing, we are of the opinion that the Exchange Ratio is fair from a financial point of view to the holders of the Company Common Stock.

                                      Very truly yours,

                                      MERRILL LYNCH, PIERCE, FENNER & SMITH
                                                  INCORPORATED

                                                                         ANNEX E

[WARBURG DILLON READ LLC LOGO]
WARBURG DILLON READ LLC
2001 Ross Avenue, Suite 3950
Dallas, TX 75201
Telephone 214 969-4000
www.wdr.com                                                    November 24, 1998

Board of Directors
Seagull Energy Corporation
1001 Fannin, Suite 1700
Houston, TX 77002

Gentlemen:

     We understand that Seagull Energy Corporation ("Seagull" or the "Company") is considering a transaction whereby Ocean Energy, Inc. ("Ocean"), will merge with and into the Company pursuant to the terms of an Agreement and Plan of Merger (the "Merger Agreement"), dated as of November 24, 1998, between Seagull and Ocean, with Seagull to be the surviving corporation (the "Transaction"). Pursuant to the Transaction, each issued and outstanding share of Ocean's common stock, par value $0.01 per share ("Ocean Common Stock") will be converted into
1.000 shares (the "Exchange Ratio") of Seagull's common stock, par value $0.10 per share ("Seagull Common Stock"), and each issued and outstanding share of Ocean's Series A Convertible Preferred Stock, par value $0.01 per share (the "Ocean Preferred Stock"), will be converted into one share of preferred stock, par value $1.00 per share, of the Company having substantially equivalent rights, preferences and limitations as the Ocean Preferred Stock but convertible into Seagull Common Stock instead of Ocean Common Stock in the manner contemplated by the Ocean Preferred Stock. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

     You have requested our opinion as to whether the Exchange Ratio is fair, from a financial point of view, to the holders of Seagull Common Stock.

     Warburg Dillon Read LLC ("WDR") has acted as financial advisor to Seagull in connection with the Transaction and will receive a fee for its services, a significant portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to indemnify WDR for certain liabilities arising out of its engagement. WDR has provided investment banking services to Seagull unrelated to the Transaction and has received customary fees for the rendering of such services. In addition, in the ordinary course of its business, WDR may trade the securities of the Company and of Ocean for its own account and for the accounts of customers, and it may at any time hold a long or short position in such securities.

     In arriving at our opinion, we have, among other things (i) reviewed the Merger Agreement, (ii) reviewed certain publicly available business and historical financial information relating to Seagull and Ocean, including the audited financial statements included in the Annual Reports on Form 10-K for Seagull and Ocean as of December 31, 1997 and the unaudited financial statements included in the Quarterly Reports on Form 10-Q as of March 31, 1998, June 30, 1998 and September 30, 1998 for Seagull and Ocean and the Ocean Joint Proxy Statement/Prospectus dated February 27, 1998 as well as the audited financial statements included in the Form 8-K for Ocean dated April 30, 1998, (iii) reviewed and performed analyses based on certain financial information and other data provided to us by Seagull that is not publicly available relating to the business and prospects of Seagull that was prepared by the

                                                    MEMBER SIPC

WARBURG DILLON READ LLC IS A SUBSIDIARY OF UBS AG.  MEMBER NEW YORK STOCK
                                                    EXCHANGE
                                                    AND OTHER PRINCIPAL
                                                    EXCHANGES
WARBURG DILLON READ IS THE INVESTMENT BANKING DIVISION OF UBS AG.

[Warburg Dillon Read LLC Logo]
WARBURG DILLON READ LLC
2001 Ross Avenue, Suite 3950
Dallas, TX 75201
Telephone 214 969-4000
www.wdr.com

management of the Company, including financial projections based on the Company's business plan and, in particular, (A) certain estimates of the proved, probable and possible reserves, (B) projected annual production of such reserves and (C) exploration successes and related production in certain domestic and international areas, (iv) reviewed certain financial information and other data provided to us by Ocean that is not publicly available relating to the business and prospects of Ocean that was prepared by the management of Ocean, including financial projections based on Ocean's business plan (certain of which were prepared by the management of Ocean and certain of which were prepared by us in cooperation with the management of Seagull) and, in particular, (A) certain estimates of the proved, probable and possible reserves, (B) projected annual production of such reserves and (C) exploration successes and related production in certain domestic and international areas, (v) considered estimates, prepared by the respective managements of the Company and Ocean and not publicly available, of the amounts and timing of the synergies expected to result from the Transaction, (vi) considered the pro forma financial effects of the Transaction to the Company and Ocean, (vii) reviewed publicly available financial and stock market data with respect to certain other companies in lines of business we believe to be generally comparable to those of the Company and Ocean, (viii) compared the financial terms of the Transaction with the financial terms of certain other selected transactions that we deemed to be relevant, (ix) reviewed the historical market prices and trading volumes of the Seagull Common Stock and Ocean Common Stock, (x) conducted discussions with selected members of the senior managements and technical staffs of the Company and Ocean, (xi) considered the relative reserve replacement and finding cost statistics for the Company and Ocean, and (xii) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate. With respect to (iii)(A) and (B) and (iv)(A) and (B) above, the estimates of future reserves and related production were based on the Company's and Ocean's independent petroleum engineers' reports dated December 31, 1997 which were updated by the Company and Ocean, respectively, to adjust such reports for historical production and estimated future production which was or will be the result of the Company's and Ocean's historical and estimated future development, exploitation and exploration activities (collectively, the "Reserve Reports").

     In connection with our review, at your direction, we have not independently verified any of the foregoing information and have relied on its being complete and accurate in all material respects. In addition, we have not made any evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Seagull or Ocean, nor have we been furnished with any such evaluation or appraisal other than Reserve Reports. With respect to the financial projections and amounts and timing of synergies expected to result from the Transaction referred to above, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of Seagull's and Ocean's management as to the future financial performance of each company. We have further assumed that the Transaction will be accounted for as a purchase under generally accepted accounting principles and that the Transaction will qualify as a tax-free reorganization for U.S. federal income tax purposes. Further, we have assumed that the Company will adopt full-cost accounting principles with respect to its oil and gas operations and that any write-downs associated therewith have been reasonably prepared and reflect the best currently available estimates and judgment of the management of the Company. Our opinion is based on economic, monetary and market conditions existing on the date hereof.

     In connection with the preparation of this opinion, we have not been authorized by the Company or its Board of Directors to solicit, nor have we solicited, third-party indications of interest for the acquisition of all or any part of the Company.

     This opinion is for the use and benefit of the Board of Directors of the Company. Our opinion does not address the merits of the underlying decision by the Company to engage in the merger and does not

[Warburg Dillon Read LLC Logo]
WARBURG DILLON READ LLC
2001 Ross Avenue, Suite 3950
Dallas, TX 75201
Telephone 214 969-4000
www.wdr.com

constitute a recommendation to any shareholder as to how such shareholder should vote on the proposed Transaction.

     We are not expressing any opinion herein as to the prices at which the Seagull Common Stock will trade following the announcement or consummation of the Transaction.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to the holders of Seagull Common Stock from a financial point of view.

                                            Very truly yours,

                                            WARBURG DILLON READ LLC

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article 2.02-1 of the Texas Business Corporation Act provides that any director or officer of a Texas corporation may be indemnified against judgments, penalties, fines, settlements and reasonable expenses actually incurred by him in connection with or in defending any action, suit or proceeding in which he is a party by reason of his position. With respect to any proceeding arising from actions taken in his official capacity, as a director or officer, he may be indemnified so long as it shall be determined that he conducted himself in good faith and that he reasonably believed that such conduct was in the corporation's best interest. In cases not concerning conduct in his official capacity as a director or officer, a director or officer may be indemnified so long as it shall be determined that he conducted himself in good faith and that he reasonably believed that his conduct was not opposed to the corporation's best interest. In the case of any criminal proceeding, a director or officer may be indemnified if he had no reasonable cause to believe his conduct was unlawful. If a director or officer is wholly successful, on the merits or otherwise, in connection with such a proceeding, such indemnification is mandatory. Article VI of Seagull's Bylaws requires the indemnification of officers and directors to the fullest extent permitted by the Texas Business Corporation Act.

     Seagull maintains insurance coverage providing its officers and directors with indemnification against certain liabilities for actions taken in such capacities, including liabilities under the Securities Act of 1933.

     Reference is made to Article Eleven of the Articles of Incorporation of Seagull, which was adopted by Seagull's shareholders on May 11, 1988 and which provides as follows: "ARTICLE ELEVEN. A director of the corporation shall not be liable to the corporation or its shareholders for monetary damages for an act or omission in the director's capacity as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its shareholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) for any transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office; (iv) for acts or omissions for which the liability of a director is expressly provided for by statute; or (v) for acts related to an unlawful stock repurchase or dividend payment. Any repeal or amendment of this Article by the shareholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the liability of a director of the corporation existing at the time of such repeal or amendment. In addition to the circumstances in which a director of the corporation is not liable as set forth in the preceding sentences, a director shall not be liable to the fullest extent permitted by any provision of the statutes of Texas hereafter enacted that further limits the liability of a director."

     Effective as of August 28, 1989, Article 7.06.B of the Texas Miscellaneous Corporation Laws Act was amended to read in its entirety as follows: "B. The articles of incorporation of a corporation may provide that a director of the corporation shall not be liable, or shall be liable only to the extent provided in the articles of incorporation, to the corporation or its shareholders or members for monetary damages for an act or omission in the director's capacity as a director, except that this article does not authorize the elimination or limitation of the liability of a director to the extent the director is found liable for: (1) a breach of the director's duty of loyalty to the corporation or its shareholders or members; (2) an act or omission not in good faith that constitutes a breach of duty of the director to the corporation or an act or omission that involves intentional misconduct or a knowing violation of the law;
(3) a transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office; or (4) an act or omission for which the liability of a director is expressly provided for by an applicable statute."

     The merger agreement provides that New Ocean will, for six years after the effective time of the merger (as such terms are defined in the merger agreement), indemnify, defend and hold harmless each person who is, has been or becomes prior to the effective time of the merger an officer or director of OEI and it subsidiaries or an employee of OEI or any of its subsidiaries who acts as a fiduciary under any OEI Benefit Plan (as defined in the merger agreement) against all losses, claims, damages, liabilities, fees and expenses arising in whole or in part out of actions or omissions in their capacity as such which occur prior to the effective time. Such indemnification is made to the full extent permitted under Texas law or New Ocean's Articles of Incorporation and Bylaws and OEI's written indemnification agreements in effect as of November 24, 1998. Any determination of whether a person's conduct complies with the required standard will be made by independent counsel acceptable to both Seagull and the indemnified party.

     New Ocean will also maintain OEI's existing directors' and officers' liability insurance policy (or a policy with substantially similar coverage) for not less than six years after the Effective Time of the Merger but only to the extent related to actions or omissions prior to the effective time of the merger, provided that the aggregate premium for maintaining such policy for the six year period will not exceed $2,500,000.00. Additionally, Seagull will maintain the UMC D&O Policy (as defined in the Merger Agreement) as currently in effect until March 27, 2003.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


    EXHIBIT NO.                          EXHIBIT DESCRIPTION
    -----------                          -------------------
      2.1       --   Agreement and Plan of Merger, dated as of November 24, 1998 among Seagull and OEI (incorporated by reference to Exhibit
                     2.1 to Seagull's Current Report on Form 8-K filed on
                     December 1, 1998).
     +2.2       --   Amendment No. 1 to Agreement and Plan of Merger between
                     Seagull and OEI dated as of December 9, 1998.
      3.1       --   Articles of Incorporation of Seagull, as amended, including
                     Articles of Amendment filed May 12, 1988, May 21, 1991 and
                     May 21, 1993 with the Secretary of State of the State of
                     Texas and that certain Statement of Resolution Establishing
                     Series of Shares of Series B Junior Participating Preferred
                     Stock of Seagull Energy Corporation filed March 21, 1989
                     with the Secretary of State of the State of Texas
                     (incorporated by reference to Exhibit 3.1 to Seagull's
                     Quarterly Report on Form 10-Q for the quarter ended June 30,
                     1998).
      3.2       --   Bylaws of Seagull, as amended through March 7, 1997
                     (incorporated by reference to Exhibit 4.9 to Seagull's Form
                     S-3 filed with the Securities and Exchange Commission on
                     September 18, 1997).
      4.1       --   Amended and Restated Rights Agreement, dated March 17, 1989, as amended effective June 13, 1992 and amended and restated
                     as of December 12, 1997, between Seagull and BankBoston,
                     N.A. (as successor to NCNB Texas National Bank), including
                     Form of Statement of Resolution Establishing the Series B
                     Junior Participating Preferred Stock, the Form of Right
                     Certificate and Form of Summary of Rights to Purchase
                     Preferred Shares (incorporated by reference to Exhibit 2 to
                     Seagull's Current Report on Form 8-K dated December 15,
                     1997).
      4.2       --   Amendment No. 1 to Amended and Restated Rights Agreement
                     dated November 24, 1998, between Seagull and BankBoston,
                     N.A. (incorporated by reference to Exhibit 4.1 to Seagull's
                     Current Report on Form 8-K filed on December 1, 1998).
     +5.1       --   Opinion of Vinson & Elkins L.L.P. regarding legality of the securities to be registered.
     +8.1       --   Opinion of Vinson & Elkins L.L.P. regarding tax matters.
     +8.2       --   Opinion of Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                     regarding tax matters.
     23.1       --   Consents of Vinson & Elkins L.L.P. (included in the opinions filed as Exhibits 5.1 and 8.1 to this Registration
                     Statement).
     23.2       --   Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                     (included in the opinion filed as Exhibit 8.2 to this
                     Registration Statement).
    *23.3       --   Consent of Independent Public Accountants, KPMG LLP --
                     Seagull.

    EXHIBIT NO.                          EXHIBIT DESCRIPTION
    -----------                          -------------------
    *23.4       --   Consent of Independent Public Accountants, Arthur Andersen
                     LLP -- OEI.
    +23.5       --   Consent of Netherland, Sewell & Associates, Inc. -- Seagull.
    +23.6       --   Consent of Netherland, Sewell & Associates, Inc. -- OEI.
    +23.7       --   Consent of Ryder Scott Company Petroleum Engineers --
                     Seagull.
    +23.8       --   Consent of DeGolyer and McNaughton -- Seagull.
    *23.9       --   Consent of McDaniel & Associates Consultants, Ltd. -- OEI.
    +23.10      --   Consent of Ryder Scott Company Petroleum Engineers -- OEI.
     24.1       --   Powers of Attorney (included in the signature page of the
                     original filing of this Registration Statement).
     99.1       --   Voting Agreement, dated as of November 24, 1998, between
                     John B. Brock and Seagull (incorporated by reference to
                     Exhibit 99.2 to Seagull's Current Report on Form 8-K filed on December 1, 1998).
     99.2       --   Voting Agreement, dated as of November 24, 1998, between
                     James C. Flores and Seagull (incorporated by reference to
                     Exhibit 99.3 to Seagull's Current Report on Form 8-K filed on December 1, 1998).
     99.3       --   Voting Agreement, dated as of November 24, 1998, between the
                     Flores Family Limited Partnership and Seagull (incorporated by reference to Exhibit 99.4 to Seagull's Current Report on
                     Form 8-K filed on December 1, 1998).
     99.4       --   Voting Agreement, dated as of November 24, 1998, between The
                     Prudential Insurance Company of America and Seagull
                     (incorporated by reference to Exhibit 99.5 to Seagull's
                     Current Report on Form 8-K filed on December 1, 1998).
     99.5       --   Voting Agreement, dated as of November 24, 1998, between
                     James T. Hackett and Seagull (incorporated by reference to
                     Exhibit 99.6 to Seagull's Current Report on Form 8-K filed on December 1, 1998).
     99.6       --   Voting Agreement, dated as of November 24, 1998, between
                     Barry J. Galt and Seagull (incorporated by reference to
                     Exhibit 99.7 to Seagull's Current Report on Form 8-K filed on December 1, 1998).
    +99.7       --   Form of Proxy Card for Special Meeting -- Seagull
    +99.8       --   Form of Proxy Card for Special Meeting -- OEI
    *99.9       --   Consents of OEI director nominees
    +99.10      --   Section 262 of the Delaware General Corporation Law


---------------

 * Filed herewith.


 + Previously filed.


ITEM 22.  UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes:

          (1) To file, during any period during which offers or sales are being made, a post-effective amendment to this registration statement:

             (a) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

             (c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to
     Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          (3) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

          (4)  That every prospectus: (i) that is filed pursuant to paragraph
     (3) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Exchange Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          (5) To respond to requests for information that is incorporated by reference into this Joint Proxy Statement/Prospectus pursuant to Items 4, 10(b), 11 or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request; and

          (6) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe it meets all of the requirements for filing on Form S-4 and has duly caused this Amendment No. 3 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on February 23, 1999.


                                          SEAGULL ENERGY CORPORATION

                                          By:     /s/ JAMES T. HACKETT
                                            ------------------------------------

                                                      James T. Hackett
                                            Chairman of the Board, President and
                                                   Chief Executive Officer


     Pursuant to the requirements of the Securities Act, as amended, this Amendment No. 3 to Registration Statement on Form S-4 has been signed by the following persons in the capacities indicated on February 23, 1999.


                    NAME                                                TITLE
                    ----                                                -----
            /s/ JAMES T. HACKETT                 Director, Chairman of the Board, President and Chief
---------------------------------------------    Executive Officer (Principal Executive Officer)
              James T. Hackett

           /s/ WILLIAM L. TRANSIER               Executive Vice President and Chief Financial Officer
---------------------------------------------    (Principal Financial Officer)
             William L. Transier

                      *                          Vice President and Controller (Principal Accounting
---------------------------------------------    Officer)
             Gordon L. McConnell

                      *                          Vice Chairman, Director
---------------------------------------------
                Barry J. Galt

                      *                          Director
---------------------------------------------
               Milton Carroll

                      *                          Director
---------------------------------------------
               Peter J. Fluor

                      *                          Director
---------------------------------------------
                Sam F. Segnar

                      *                          Director
---------------------------------------------
              J. Evans Attwell

                    NAME                                                TITLE
                    ----                                                -----
                      *                          Director
---------------------------------------------
               Dee S. Osborne

                      *                          Director
---------------------------------------------
             Sidney R. Petersen

                      *                          Director
---------------------------------------------
             Richard J. Burgess

                      *                          Director
---------------------------------------------
            Thomas H. Cruikshank

                      *                          Director
---------------------------------------------
               Robert F. Vagt

                      *                          Director
---------------------------------------------
                R. A. Walker

          *By /s/ JAMES T. HACKETT
---------------------------------------------
              James T. Hackett
              Attorney-in-Fact

                                 EXHIBIT INDEX


    EXHIBIT NO.                          EXHIBIT DESCRIPTION
    -----------                          -------------------
      2.1       --   Agreement and Plan of Merger, dated as of November 24, 1998 among Seagull and OEI (incorporated by reference to Exhibit
                     2.1 to Seagull's Current Report on Form 8-K filed on
                     December 1, 1998).
     +2.2       --   Amendment No. 1 to Agreement and Plan of Merger between
                     Seagull and OEI dated as of December 9, 1998.
      3.1       --   Articles of Incorporation of Seagull, as amended, including
                     Articles of Amendment filed May 12, 1988, May 21, 1991 and
                     May 21, 1993 with the Secretary of State of the State of
                     Texas and that certain Statement of Resolution Establishing
                     Series of Shares of Series B Junior Participating Preferred
                     Stock of Seagull Energy Corporation filed March 21, 1989
                     with the Secretary of State of the State of Texas
                     (incorporated by reference to Exhibit 3.1 to Seagull's
                     Quarterly Report on Form 10-Q for the quarter ended June 30,
                     1998).
      3.2       --   Bylaws of Seagull, as amended through March 7, 1997
                     (incorporated by reference to Exhibit 4.9 to Seagull's Form
                     S-3 filed with the Securities and Exchange Commission on
                     September 18, 1997).
      4.1       --   Amended and Restated Rights Agreement, dated March 17, 1989, as amended effective June 13, 1992 and amended and restated
                     as of December 12, 1997, between Seagull and BankBoston,
                     N.A. (as successor to NCNB Texas National Bank), including
                     Form of Statement of Resolution Establishing the Series B
                     Junior Participating Preferred Stock, the Form of Right
                     Certificate and Form of Summary of Rights to Purchase
                     Preferred Shares (incorporated by reference to Exhibit 2 to
                     Seagull's Current Report on Form 8-K dated December 15,
                     1997).
      4.2       --   Amendment No. 1 to Amended and Restated Rights Agreement
                     dated November 24, 1998, between Seagull and BankBoston,
                     N.A. (incorporated by reference to Exhibit 4.1 to Seagull's
                     Current Report on Form 8-K filed on December 1, 1998).
     +5.1       --   Opinion of Vinson & Elkins L.L.P. regarding legality of the securities to be registered.
     +8.1       --   Opinion of Vinson & Elkins L.L.P. regarding tax matters.
     +8.2       --   Opinion of Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                     regarding tax matters.
     23.1       --   Consents of Vinson & Elkins L.L.P. (included in the opinions filed as Exhibits 5.1 and 8.1 to this Registration
                     Statement).
     23.2       --   Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                     (included in the opinion filed as Exhibit 8.2 to this
                     Registration Statement).
    *23.3       --   Consent of Independent Public Accountants, KPMG LLP --
                     Seagull.
    *23.4       --   Consent of Independent Public Accountants, Arthur Andersen
                     LLP -- OEI.
    +23.5       --   Consent of Netherland, Sewell & Associates, Inc. -- Seagull.
    +23.6       --   Consent of Netherland, Sewell & Associates, Inc. -- OEI.
    +23.7       --   Consent of Ryder Scott Company Petroleum Engineers --
                     Seagull.
    +23.8       --   Consent of DeGolyer and McNaughton -- Seagull.
    *23.9       --   Consent of McDaniel & Associates Consultants, Ltd. -- OEI.
    +23.10      --   Consent of Ryder Scott Company Petroleum Engineers -- OEI.
     24.1       --   Powers of Attorney (included in the signature page of the
                     original filing of this Registration Statement).
     99.1       --   Voting Agreement, dated as of November 24, 1998, between
                     John B. Brock and Seagull (incorporated by reference to
                     Exhibit 99.2 to Seagull's Current Report on Form 8-K filed on December 1, 1998).

    EXHIBIT NO.                          EXHIBIT DESCRIPTION
    -----------                          -------------------
     99.2       --   Voting Agreement, dated as of November 24, 1998, between
                     James C. Flores and Seagull (incorporated by reference to
                     Exhibit 99.3 to Seagull's Current Report on Form 8-K filed on December 1, 1998).
     99.3       --   Voting Agreement, dated as of November 24, 1998, between the
                     Flores Family Limited Partnership and Seagull (incorporated by reference to Exhibit 99.4 to Seagull's Current Report on
                     Form 8-K filed on December 1, 1998).
     99.4       --   Voting Agreement, dated as of November 24, 1998, between The
                     Prudential Insurance Company of America and Seagull
                     (incorporated by reference to Exhibit 99.5 to Seagull's
                     Current Report on Form 8-K filed on December 1, 1998).
     99.5       --   Voting Agreement, dated as of November 24, 1998, between
                     James T. Hackett and Seagull (incorporated by reference to
                     Exhibit 99.6 to Seagull's Current Report on Form 8-K filed on December 1, 1998).
     99.6       --   Voting Agreement, dated as of November 24, 1998, between
                     Barry J. Galt and Seagull (incorporated by reference to
                     Exhibit 99.7 to Seagull's Current Report on Form 8-K filed on December 1, 1998).
    +99.7       --   Form of Proxy Card for Special Meeting -- Seagull
    +99.8       --   Form of Proxy Card for Special Meeting -- OEI
    *99.9       --   Consents of OEI director nominees
    +99.10      --   Section 262 of the Delaware General Corporation Law


---------------

* Filed herewith.

+ Previously filed.